Form 20-F
period 2003-12-31
LEGRAND HOLDING SA
filed 2004-04-30
CIK 1231859

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission file number

Legrand Holding S.A.

(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

France

(Jurisdiction of incorporation or organization)

128, avenue du Maréchal der Lattre de Tassigny, 8700 Limoges, France

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:    None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:    None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

$350 million 10% Senior Notes due 2013
€277.5 million 11% Senior Notes due 2013

(Title of Class)

Legrand Holding 20-F

Forward looking Statements

        In addition to historical information, this annual report includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to our future prospects, developments and business strategies and are based on analyses of forecasts of future results and estimates of amounts not yet determinable. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," or, in each case, their negative or other variations or comparable terminology. They appear principally in the sections entitled "Item 3. Key Information—Risk Factors," "Item 4. Information on Legrand Holding, "and "Item 5. Operating and Financial Review and Prospects, "as well as in other sections of this annual report.

        By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and that our actual financial condition, actual results of operations and cash flows, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this annual report. In addition, even if our financial condition, results of operations and cash flows, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this annual report, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause those differences include, but are not limited to:

  •
  adverse economic conditions affecting the building sector;

  •
  existing or future regulations and standards in the markets where we operate;

  •
  intense competition in the markets where we operate;

  •
  pricing pressure in our main markets;

  •
  cost of production materials;

  •
  potential environmental liability and capital costs of compliance with applicable laws and regulations;

  •
  potential claims relating to asbestos;

  •
  diverse political, legal, economic and other conditions affecting the markets where we operate;

  •
  unfavorable currency exchange rate and interest rate fluctuations;

  •
  potential products liability;

  •
  interest of shareholders of our indirect parent companies;

  •
  ability to protect intellectual property;

  •
  reliance on our largest distributors;

  •
  ability to attract and retain key personnel;

  •
  ability to successfully integrate business acquisitions;

  •
  ability to effectively manage our inventory;

  •
  ability to comply with labor and employment laws and regulations;

  •
  unfunded liabilities arising from pension plans and other post-retirement benefits;

  •
  material disruptions of our operations due to industrial actions;

  •
  possible liability of certain of our operating and holding companies for the debts of their subsidiaries;

  •
  our substantial leverage and ability to meet significant debt service obligations;

  •
  our ability to generate sufficient cash flows to service our debt; and

  •
  restrictions imposed on us by certain of our debt instruments.

        Except as required by law or the rules and regulations of any stock exchange on which our securities are listed, we undertake no obligation to publicly update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this annual report.

        The risks described above and in "Item 3. Key Information—D. Risk Factors," "Item 4. Information on Legrand" and "Item 5. Operating and Financial Review and Prospects" are not exhaustive. We operate in a very competitive and rapidly changing environment. New risks, uncertainties and other factors emerge from time to time and it is not possible for us to predict all such risks, nor can we assess, the impact of all such risks on its business or the extent to which any risk, or combination of risks, may cause actual results to differ materially from those contained in any forward-looking statements as a prediction or guarantee of actual results.

Definitions and Markets information

        In this annual report, references to "we," "us," and "our" are to Legrand Holding SA and its subsidiaries; references to the "Company" are to Legrand Holding SA, and not to any of its subsidiaries; references to "Lumina Parent" are to Lumina Parent SaRL, the indirect parent of the Company, and not to any of its subsidiaries, references to Legrand SAS are to the direct parent company of Legrand SA, and not to any of its subsidiaries; and references to "Legrand SA" are to Legrand SA and not to its subsidiaries.

Market and industry data

        This annual report contains information about our markets and our competitive position therein, including market sizes and market share information. We are not aware of any exhaustive industry or market reports that cover or address the market for products and systems for low-voltage electrical installations and information networks in buildings. Therefore, we assemble information on our markets through our subsidiaries, which in turn compile information on our local markets annually. They derive that information from formal and informal contacts with industry professionals (such as professional associations), trade data from electrical products distributors, building statistics and macroeconomic data (such as gross domestic product or consumption of electricity). We estimate our position in our markets based on market data referred to above and our actual sales in the relevant market through October of the relevant year and estimated through completion of that year.

        We believe that the market share information contained in this annual report provides fair and adequate estimates of the size of our markets and fairly reflects our competitive position within these markets. However, our internal company surveys and management estimates have not been certified by an independent expert, and we cannot guarantee that a third party using different methods to assemble, analyze or compute market data would obtain or generate the same results. In addition, our competitors may define our markets differently than we do.

Presentation of our Financial Information

        Unless otherwise indicates, all financial information in this annual report has been prepared in accordance with French GAAP. French GAAP differs in certain significant respects from US GAAP. For a discussion of principal differences between French GAAP and US GAAP as they apply to us, see "Operating and Financial Review and Prospects" and note 29 to our audited financial statements included in this annual report.

        In this annual report: (1) "Fr" or "French franc" refers to the former lawful currency of France prior to the introduction of the euro; (2) "EUR" or "euro" or "€" refers to the single currency of the participating member states (the "Member States") in the Third Stage of European Economic and Monetary Union ("EMU") of the Treaty Establishing the European Community, as amended from time to time; and (3) "$" or "dollar" refers to the lawful currency of the United States.

        Some financial information in this annual report has been rounded and, as a result, the totals of the data presented in this annual report may vary slightly from the actual arithmetic totals of such information.

PART I

Item 1    Identity of Directors, Senior Management and Advisers

        Not applicable.

Item 2    Other Statistics and Expected Time Table

        Not applicable.

Item 3    Key Information

  A    Selected Consolidated Financial Data

        The following table presents selected historical consolidated financial information of Legrand Holding SA and Legrand SA, our predecessor, for the five years ended December 31, 2003. Selected historical consolidated financial information for us is presented as of December 31, 2003 and for year then ended and as of December 31, 2002 and for the period from December 10, 2002 through December 31, 2002 and reflects the effects of purchase accounting adjustments recorded in connection with the acquisition of Legrand SA by Legrand SAS. Prior to December 10, 2002, we had no operations of our own. Selected historical consolidated financial information as of December 31, 1999, 2000 and 2001 and for each of the years then ended and for the period from January 1, 2002 through December 10, 2002 have been derived from the consolidated financial statements of Legrand SA, our predecessor. The audited consolidated financial statements of Legrand SA, our predecessor, and our audited consolidated financial statements were prepared in accordance with French generally accepted accounting principles, French GAAP, which differ in certain significant respects from US GAAP. See note 29 to our audited consolidated financial statements and note 28 of Legrand SA financial statements for a description of the principal differences between French GAAP and US GAAP as they relate to us and to Legrand SA, and a reconciliation of net income and shareholders' equity for the periods and as of the dates therein indicated.

        Legrand's audited consolidated financial statements and selected historical consolidated financial information are reported in euro. Audited Legrand SA's consolidated financial statements for financial years ended prior to January 1, 2001 were originally prepared in French francs prior to their conversion into euro. These French franc amounts have been converted into euro at the official conversion rate set on January 1, 1999 of Fr 6.55957 = €1.00. The comparative financial statements reported in euro as of and for the years ended December 31, 1999 and 2000 depict the same trends as would have been presented if Legrand SA had continued to present financial statements in French francs. The use of this official conversion rate mentioned above, does not take into account the fact that the value of the French franc may have been different before January 1, 1999. See "Exchange Rate Information."

        For more detailed financial information, please read "Operating and Financial Review and Prospects" and the audited consolidated financial statements of the Company and Legrand SA and the related notes.

	Predecessor				Legrand Holding SA
				Period from January 1, 2002 through December 10, 2002	Period from December 10, 2002 through December 31, 2002
	Year ended December 31,
						Year ended December 31, 2003
	1999	2000	2001
	(€ in millions)
Consolidated Statement of Income Data
French GAAP
Net sales	2,300	2,799	3,096	2,748	222	2,762
Cost of goods sold	(1,265)	(1,539)	(1,748)	(1,521)	(179)	(1,640)
Administrative and selling expenses	(558)	(677)	(775)	(704)	(64)	(734)
Research and development expenses	(110)	(123)	(136)	(126)	(113)	(259)
Other operating income (expenses)	17	(2)	—	(2)	6	17
Amortization of goodwill	(17)	(29)	(47)	(53)	(3)	(45)
Operating income (loss)	367	429	390	342	(131)	102
Interest income (expense)	(27)	(64)	(92)	(50)	(20)	(194)
Net income (loss)	204	235	176	180	(129)	(127)
US GAAP
Net sales	2,275	2,768	3,057	2,713	219	2,762
Cost of goods sold	(1,263)	(1,537)	(1,749)	(1,519)	(179)	(1,640)
Administrative and selling expenses	(558)	(677)	(775)	(704)	(71)	(734)
Research and development expenses	(110)	(123)	(136)	(126)	(106)	(259)
Other operating income (expenses)	12	4	(13)	(21)	(2)	(22)
Amortization/impairment of goodwill	(17)	(29)	(47)	(12)	—	—
Operating income (loss)	339	406	337	331	(139)	107
Net income (loss)	196	225	144	208	(129)	(160)
Consolidated Balance Sheet Data (as of end of period)
French GAAP
Cash and cash equivalents	304	380	531		559	68
Marketable securities	612	569	603		196	33
Working capital(1)	996	546	440		553	465
Total assets	3,370	4,819	5,270		6,581	5,185
Total debt(2)	1,283	2,480	2,526		4,654	3,762
Total liabilities	2,109	3,425	3,483		5,891	4,742
Capital stock	54	53	56		759	759
Total shareholders' equity	1,254	1,385	1,777		626	425
US GAAP
Cash and cash equivalents	304	380	531		559	68
Marketable securities	612	515	815		196	33
Working capital(1)	999	495	657		565	474
Total assets	3,911	5,373	5,952		7,330	5,827
Total debt(2)	1,647	2,877	2,962		4,639	3,692
Total liabilities	2,629	3,968	4,165		6,653	5,451
Capital stock	54	53	56		759	759
Total shareholders' equity	1,275	1,396	1,777		626	370

Other Consolidated Financial Data
French GAAP
Depreciation and amortization	(158)	(194)	(240)	(231)	(120)	347
EBITDA(3)	525	623	630	573	(11)	449
Adjusted EBITDA(4)	525	623	630	573	38	575
Net cash provided by (used in) operating activities	342	244	407	458	(83)	280
Net cash provided by (used in) investing activities	(170)	(1,061)	(181)	156	(2,902)	115
Net cash provided by (used in) financing activities	(80)	892	(74)	(707)	3,537	(895)
Ratio of earnings to fixed charges(5)	3.98	3.23	2.21	2.61	*	0.62
Capital expenditures	(213)	(234)	(189)	(138)	(16)	(113)
Cash dividends per common share	1.70	1.87	1.87	—	—	—
Cash dividends per preferred, non-voting share	2.72	2.99	2.99	—	—	—
US GAAP
Depreciation and amortization	(158)	(194)	(243)	(190)	(155)	302
EBITDA(3)	497	600	580	521	(22)	409
Adjusted EBITDA(4)	497	600	580	521	27	535
Ratio of earnings to fixed charges(6)	5.06	3.75	2.37	3.63	*	0.40

*
For the period from December 10, 2002 to December 31, 2002, earnings were inadequate to cover fixed charges and the amount to cover the deficiency was €164 million under French GAAP and €161 million under US GAAP. For the year ended December 31, 2002, earnings would have been inadequate to cover fixed charges on a pro forma US GAAP basis, and the amount to cover the deficiency would have been €51 million.

(1)
Working capital is calculated as current assets less current liabilities.

(2)
Total debt is calculated as the sum of short-term borrowings, long-term borrowings, the subordinated perpetual notes, or TSDIs, and the subordinated shareholder's PIK loan.

(3)
EBITDA means operating income plus depreciation of tangible assets and amortization of intangible assets. EBITDA is not a measurement of performance under GAAP and you should not consider EBITDA as an alternative to (a) operating income or net income (as determined in accordance with generally accepted accounting principles) as a measure of our operating performance, (b) cash flows from operating, investing and financing activities (as determined in accordance with generally accepted accounting principles) as a measure of our ability to meet cash needs or (c) any other measures of performance under GAAP. We believe that EBITDA is a measure commonly reported and widely used by investors and other interested parties as a measure of a company's operating performance and debt servicing ability because it assists in comparing performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon accounting methods (particularly when acquisitions are involved) or non-operating factors (such as historical cost). Accordingly, this information has been disclosed in this annual report to permit a more complete and comprehensive analysis of our operating performance relative to other companies and of our debt servicing ability. Because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies.

        The following table provides a reconciliation of net cash flows from operating activities to EBITDA:

	Predecessor				Legrand Holding SA
	Year ended December 31,			Period from January 1, 2002 through December 10, 2002	Period from December 10, 2002 through December 31, 2002
						Year ended December 31, 2003
	1999	2000	2001
	(€ in millions, except ratios and per share amounts)
Net cash provided from operating activities	342	244	407	458	(83)	280
Non-operating expense (income), net	163	194	214	162	(2)	229
Changes in operating assets and liabilities	16	174	(36)	(114)	143	30
Other	4	11	45	67	(69)	(90)
EBITDA French GAAP	525	623	630	573	(11)	449
US GAAP reclassifications from non-operating income to operating income, net	28	(23)	(50)	(52)	(11)	(40)
EBITDA US GAAP	497	600	580	521	(22)	409
(4)
Adjusted EBITDA means EBITDA (see footnote (3) above) adjusted to exclude the non-recurring charges associated with certain purchase accounting adjustments. Specifically, Adjusted EBITDA excludes non-recurring income statement charges associated with the reversal of purchase accounting adjustments related to inventory. Adjusted EBITDA is not a measurement of performance under GAAP and you should not consider Adjusted EBITDA as an alternative to (a) operating income or net income (as determined in accordance with generally accepted accounting principles) as a measure of our operating performance, (b) cash flows from operating, investing and financing activities (as determined in accordance with generally accepted accounting principles) as a measure of our ability to meet cash needs or (c) any other measures of performance under GAAP. We believe that Adjusted EBITDA is a measure commonly reported and widely used by investors and other interested parties as a measure of a company's operating performance and debt servicing ability because it assists in comparing performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon accounting methods (particularly when acquisitions are involved) or non-operating factors (such as historical cost). Accordingly, this information has been disclosed in this annual report to permit a more complete and comprehensive analysis of our operating performance relative to other companies and of our debt servicing ability. Because all companies do not calculate Adjusted EBITDA identically, our presentation of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. The following table provides a reconciliation of EBITDA (see footnote (3) above) and Adjusted EBITDA, as defined:

	Predecessor				Legrand Holding SA
	Year ended December 31,			Period from January 1, 2002 through December 10, 2002	Period from December 10, 2002 through December 31, 2002
						Year ended December 31, 2003
	1999	2000	2001
	(€ in millions, except ratios and per share amounts)
EBITDA French GAAP (see footnote (3) above)	525	623	630	573	(11)	449
Reversal of purchase accounting adjustment to inventory	—	—	—	—	49	126
Adjusted EBITDA French GAAP	525	623	630	573	38	575
US GAAP reclassification from non-operating income to operating income, net	(28)	(23)	(50)	(52)	(11)	(40)
Adjusted EBITDA US GAAP	497	600	580	521	27	535
(5)
For the purposes of computing the French GAAP ratio of earnings to fixed charges, (i) earnings consist of French GAAP income before taxes, minority interests and equity in earnings of investees plus distributed income of equity investees and fixed charges, less capitalized interest, and (ii) fixed charges consist of total French GAAP interest costs (whether expensed or capitalized), including discounts provided to customers, plus interest expense of equity investees and interest included in rental expenses.

(6)
For purposes of computing the US GAAP ratio of earnings to fixed charges, (i) earnings consist of US GAAP income before taxes, minority interests and equity in earnings of investees plus distributed income of equity investees, fixed charges and amortization of capitalized interest, less capitalized interest, and (ii) fixed charges consist of total US GAAP interest costs (whether expensed or capitalized) plus interest included in rental expenses.

Exchange rate information

        Since January 1, 2001, we, and Legrand SA, our predecessor, have prepared and published our consolidated financial statements in euro. Our consolidated financial statements for 1999 and 2000 were originally prepared in French francs and later converted into euro. These French franc amounts have been converted into euro at the official conversion rate set on January 1, 1999 of Fr 6.55957 = €1.00. The use of this official conversion rate does not give effect to differences in the relative exchange rates for French franc and euro before January 1, 1999, the date on which the French franc/euro exchange rate was fixed. In addition, percentage changes between items in 1999 and 2000 discussed in this annual report may not correspond exactly to the percentage changes between such items prior to their conversion into euro, due to rounding adjustments occurring on conversion.

        The table below shows certain noon-buying rate information for euro/dollar exchange rates from January 1, 1999 through December 31, 2003. Amounts for 1999, which were originally expressed in French francs per $1.00, have been converted into euro using the official conversion rate of Fr6.55957 = €1.00 set on January 1, 1999. This exchange rate information is provided only for your convenience and does not represent the exchange rates used by us in the preparation of our consolidated financial statements.

Period	At end of Period	Average(1) Rate	High	Low
	(€/$)
Year ended December 31, 1999	0.99	0.94	0.99	0.88
Year ended December 31, 2000	1.06	1.09	1.18	1.03
Year ended December 31, 2001	1.12	1.12	1.18	1.07
Year ended December 31, 2002	0.95	1.06	1.16	0.95
Year Ended December 31, 2003	0.79	0.89	0.97	0.79

(1)
The average rate for the euro is calculated as the average of the month-end figures for the relevant year-long period.

  B    Capitalization and indebtedness.

        Not applicable.

  C    Reasons for the offer and use of proceeds.

        Not applicable.

  D    Risk factors

Risk Factors Relating to our Business

Because we supply our products to building contractors and electricians participating in the building sector, adverse economic conditions affecting the building sector might adversely affect us.

        Demand for our products is determined principally by the extent to which electricians and building contractors request our products from distributors, which in turn is primarily determined by the rate of construction of new residential, commercial and industrial buildings and the levels of activity relating to the renovation and maintenance of existing buildings. Activity levels in the construction, renovation and maintenance sectors are sensitive to changes in general economic conditions. Despite a slight recovery in the residential housing market in the fourth quarter of 2003, adverse economic conditions in 2003 have had a negative impact on the construction industry and consequently on demand for products and systems for low-voltage electrical installations and information networks in buildings. As is customary for our business and our industry, we do not typically have a significant backlog of customer orders which would help us to accurately predict future demand for our products.

        Our profitability is particularly vulnerable to a downturn in sales volume due to our significant fixed cost base. Consequently, generalized or localized downturns in the economies in which we offer our products could have an adverse effect on our business, financial condition, results of operations and cash flows. In addition, if the worldwide economic conditions do not improve, and the economic downturn is more severe or longer in duration than generally expected, our ability to generate cash flows sufficient to reduce our debt, or, in certain circumstances, to service our debt, could be impaired.

Because we have to adapt our products to be in compliance with varying national standards and regulations, changes in existing or future regulations or the introduction of international or national standards could increase our costs.

        Our products, which are sold in more than 160 national markets, are subject to regulation in each of those markets, as well as to various supranational regulations. Those regulations include trade restrictions, tariffs, tax regimes and product safety standards. Changes to any of these regulations or standards and their applicability to our business could lead to lower sales or increased operating costs, which would result in lower profitability and earnings. For example, the application of existing or new trade restrictions or tariffs to our products could lead to a decline in our export sales, which in turn would cause us to record lower net sales.

        In addition, our products are subject to quality and safety controls and regulations, and are governed by both national and supranational standards, such as EU directives, and product norms and standards adopted by international organizations such as the European Committee for Electrotechnical Standardization and the International Electrotechnical Commission. The quality and safety standards to which we are subject may change or may be applied more stringently, and we may be required to make capital expenditures or implement other measures to ensure compliance with any such new or more stringent standard.

        We cannot estimate reliably the amount and timing of all future expenditures related to complying with any of these regulations or standards, in part because of the difficulty in assessing the nature of regulations in jurisdictions in which we do not yet have material operations and future regulations in jurisdictions in which we presently have material operations. We cannot assure you that we have been or will be at all times in complete compliance with all such regulatory requirements or standards, that we will not incur material costs or liabilities in order to ensure compliance with such regulatory requirements in the future or that we will be able to fund any such future liabilities.

Our competitors may have more significant financial and marketing resources and therefore may be able to introduce new products and systems quicker and at lower prices than us. This could reduce our market share.

        The market for our products is highly competitive in terms of pricing, product and service quality, new product development and new product launch timing. Our competitors range from highly specialized, local, small or medium-sized companies (see "Business Overview—Competition") to divisions of large-scale conglomerates, such as Schneider, ABB Asea Brown Boveri Ltd., Siemens A.G., General Electric Company, Matsushita Group, Hubbell Inc., Thomas & Betts Corp., Eaton Corp., Gewiss SpA., and Cooper Industries, Inc., which may, due to their size, have superior financial and marketing resources compared to us. Our competitors may be able to launch products with superior capabilities or at lower prices, to integrate products and systems more effectively than we do, to secure long-term agreements with some of our customers or to acquire companies targeted for acquisition by us. We may lose business if we do not match the prices, technologies or quality offered by our competitors or if we do not take advantage of new business opportunities through acquisitions, which could lead to a decline in our sales or profitability. Furthermore, we must commit resources before launching a new or upgraded product line, which, if not as successful as expected, might not generate sales sufficient to recoup the expenses incurred.

        In particular, large-scale competitors may be better positioned to develop superior product features and technological innovations or to exploit the market trend towards combining traditional lighting equipment with computerized systems that operate applications such as light, ventilation, heating, air conditioning or alarms or other security systems. These competitors may be better able to fund investment in product development in order to offer high technology electrical equipment and we may be required to obtain financing on disadvantageous terms to fund the required investments in order to compete with the new products launched by these competitors. In addition, as the market for our products evolves towards combined packages of traditional lighting equipment and computerized systems, increased competition from new entrants may lead to a decline in our sales, a loss of market share or an increase in our costs, such as sales and marketing expenses and research and development costs.

        Any increase in competition in our markets, or any activities by our competitors, including the activities mentioned above, could lead to a decline in our sales and/or an increase in our costs, which could have an adverse effect on our business, financial condition, results of operations and cash flows.

Certain of our products are more price driven than feature driven and in some markets imported lower cost products sold by our competitors may sell better than our products with enhanced qualities. This could significantly affect our revenues generated from sales of such products and we may not be able to recover the costs spent on the development of these products.

        We typically manufacture products close to or within the market in which they are sold. As a consequence, in 2003 we realized approximately 81% of our net sales through subsidiaries located in Western European countries and in the United States and Canada. Production costs in those countries are generally higher, in particular labor costs and costs of real estate, compared to production costs in other economies. Consequently, in markets where demand is driven more by price than end-user appeal or product features, imports of lower-cost products manufactured in other countries and sold at lower prices, including counterfeited products, may lead to a decrease in our market share, or a decrease in the average selling price of our products, or both.

        For example, in the United Kingdom, where we generated approximately three percent of our net sales in 2003, we believe that the market for products and systems for low-voltage electrical installations and information networks in buildings has become relatively commoditized, with competition based on price rather than product features or end-user appeal. If other geographic markets experience similar trends, we would be at a competitive disadvantage.

        To a lesser extent, our profitability in countries where our products benefit from relatively higher gross margins could also be adversely affected by imports from neighboring countries with the same product standards but in which the same or similar products are sold at lower prices.

        These factors may cause our revenues to decline, which could have an adverse effect on our business, financial condition, results of operations and cash flows.

Our revenues may be adversely affected by increases in our cost of production materials.

        Approximately €760 million of our cost of goods sold in 2003 (of total costs amounting to approximately € 1,515 million excluding the effect of purchase accounting in relation to the acquisition on inventories in the amount of €125.8million) related to production materials. Production materials consist of raw materials (mainly plastics and metals), which accounted for approximately €300 million in 2003, and other types of production materials, such as parts, components and semi-finished and finished products, which accounted for approximately €460 million of production materials purchases in 2003. Increases in our cost of production materials may not necessarily be passed on to our customers through price increases. Our costs could increase without an equivalent increase in sales, which in turn could affect our profitability and cash flows.

We may incur environmental liability and capital costs in connection with our past, present and future operations.

        Our activities, like those of similar companies, are subject to extensive and increasingly stringent environmental laws and regulations in each jurisdiction where we operate, regarding, among other things, air emissions, asbestos, noise, the protection of employee health and safety, the use and handling of hazardous waste or materials, waste disposal practices and the remediation of environmental contamination.

        We may be required to pay potentially significant fines or damages as a result of past, present or future violations of applicable environmental laws and regulations even if these violations occurred prior to the acquisition of companies or operations by us. Courts or regulatory authorities may also require, and third parties may seek to require, us to undertake investigations, remedial activities or both regarding either current or historical contamination at current facilities, former facilities or offsite disposal facilities. Courts or regulatory authorities may also require, and third parties may seek to require, us to curtail operations or close facilities temporarily or permanently in connection with applicable environmental laws and regulations. We could also become subject to claims for personal injury, property damage or violations of environmental law. Any of these actions may harm our reputation and adversely affect our financial condition, results of operations and cash flows. We have made and will continue to make capital and other expenditures to comply with applicable environmental laws and applicable regulations as they continue to change. If we are unable to recover these expenditures through higher prices, our profitability or cash flows could decline.

        Moreover, regulatory authorities could suspend our operations if we fail to comply with relevant regulations, and may not renew the permits or authorizations we require to operate. They also could mandate upgrades or changes to our manufacturing facilities that could result in significant costs to us.

We may incur liability and costs in connection with potential claims relating to asbestos.

        In the second half of 2001, approximately 180 current and former employees of BTicino SpA. (BTicino), our primary Italian subsidiary, commenced two class actions and three individual suits against the Italian social security agency for early retirement payments citing alleged exposure to asbestos during the manufacture of products at our Torre del Greco facility. BTicino, as the employer, is a party to the suit, as is customary under Italian law. Pursuant to Italian law, if the employees prove long-term (at least 10 years) exposure to asbestos, they may be entitled to retire early and, as a result, could receive higher retirement payments over the course of their retirement. Although the early retirement payments would be payable by the Italian social security agency, we cannot assure you that the Italian social security agency will not seek a contribution from us for all or a portion of the payments. Further, regardless of whether the employees are successful in their claim for early retirement payments, they may also commence personal injury claims against us relating to damages they could allege to have suffered. Should any employee proceed with such claims, we could incur significant costs defending against such claims and could be required to pay potentially significant damage awards. Our potential exposure in Italy would depend, among other things, on the type and scope of asbestos damage claims asserted against us (which have not yet been asserted). As a result, we cannot estimate our potential exposure with respect to asbestos claims, and there can be no assurance that such claims will not, individually or in the aggregate, have a material adverse effect on our business, financial condition and cash flows.

Diverse political, legal, economic and other factors affecting the markets where we operate could adversely affect us.

        We have production and/or distribution subsidiaries and offices in close to 60 countries. We sell our products in more than 160 national markets. As a consequence, our business is subject to risks related to differing political, legal, regulatory and economic conditions and regulations. These risks generally apply to most of the geographic markets in which we operate and include among others:

  •
  fluctuations in currency exchange rates (including the dollar/euro exchange rate) and currency devaluations;

  •
  restrictions on the repatriation of capital;

  •
  differences and unexpected changes in regulatory environments, including environmental, health and safety, local planning, zoning and labor laws, rules and regulations;

  •
  the introduction or application of more stringent product norms and standards and associated costs;

  •
  varying tax regimes which could adversely affect our results of operations or cash flows, including regulations relating to transfer pricing and withholding taxes on remittances and other payments by our subsidiaries and joint ventures;

  •
  exposure to different legal standards and enforcement mechanisms and the associated cost of compliance therewith;

  •
  difficulties in attracting and retaining qualified management and employees or rationalizing our workforce;

  •
  tariffs, duties, export controls and other trade barriers;

  •
  longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

  •
  limited legal protection and enforcement of intellectual property rights;

  •
  recessionary trends, inflation and instability of the financial markets;

  •
  higher interest rates; and

  •
  political instability (in particular, in Latin America) and the possibility of wars.

        We cannot assure you that we will be able to develop and implement systems, policies and practices to effectively insure against or manage these risks or that we will be able to ensure compliance with all the applicable regulations without incurring additional costs. If we are not able to do so, our business, financial condition, results of operations and cash flows could be adversely affected.

Unfavorable currency exchange rate fluctuations (in particular between the dollar and the euro) and interest rate fluctuations could adversely affect us.

Foreign exchange

        We have foreign currency denominated assets, liabilities, revenues and costs. To prepare our consolidated financial statements we must translate those assets, liabilities, revenues and costs into euro at then-applicable exchange rates. Consequently, increases and decreases in the value of the euro versus these other currencies will affect the amount of these items in our consolidated financial statements, even if their value has not changed in their original currency. These translations could result in significant changes to our results of operations from period to period.

        In addition, to the extent that we incur expenses that are not denominated in the same currency as related revenues, exchange rate fluctuations could cause our expenses to increase as a percentage of net sales, affecting our profitability and cash flows. Whenever we believe it appropriate, we seek to achieve natural hedges by matching funding costs to operating revenues in each of the major currencies in which we operate. However, these activities are not always sufficient to protect us against the consequences of a significant fluctuation in exchange rates on our results of operations and cash flows.

        We estimate that, all other things being equal, a 10% increase in the exchange rate of the euro against all other currencies in 2003 would have resulted in a decrease in our sales of approximately €96 million and a decrease in our operating income of approximately €3 million for the year ended December 31, 2003.

Interest rates

        We are exposed to risks associated with the effect of changing interest rates. We manage this risk by using a combination of fixed and variable rate debt and through hedging arrangements. As of December 31, 2003, we had approximately €987.3 million of fixed rate debt and €1,561.2 million of floating rate debt. With respect of €1,200 million of the floating rate debt, we entered into arrangements capping the interests rates at 3.4%.

        Additional risks arising out of our use of derivative instruments include the risk that a counterparty to a derivative arrangement could default on its obligations, that a counterparty could terminate the arrangement for cause, that we could be required to post cash-collateral to cover liabilities arising from interest rate movements and that we may have to pay costs, such as transaction fees or breakage costs, if we terminate an arrangement.

        The swap agreements entered into between Legrand SA and third party credit institutions, provide that the swap counterparty may demand that Legrand SA posts collateral into a pledged account equal to Legrand SA's net liability under the relevant swap agreements determined on a marked-to-market basis pursuant to the terms of the relevant collateral arrangements.

        As of December 31, 2003, we had €127.5million of restricted cash pledged against existing derivative arrangements. It is possible that we may be required to provide additional cash collateral in excess of amounts on deposit. We may not have sufficient funds available from other sources to satisfy those cash collateralization obligations. See "Operating and Financial Review and Prospects—Subordinated Perpetual Notes (TSDIs)" and "Operating and Financial Review and Prospects—$400 million 8.5% Yankee bonds due February 15, 2025."

        Failure to comply with cash collateralization obligations would result in a default under either the TSDI related arrangements or the Yankee bonds swap arrangements, as applicable, and would cause a cross-default under the senior credit agreement which would in turn, accelerate the maturity on our debt obligations resulting in a material adverse impact on our business, financial condition, results of operations and cash flows.

Our products could contain defects, fail to operate properly or cause harm to persons and property, which could result in us spending significant resources on product recalls and repairs and for payment of damages for any harm caused by our products as well as loss of revenues and harm to our reputation.

        Regardless of testing, our products might not operate properly or might contain errors and defects, particularly when the first products of a new range or enhanced products are introduced. Such errors and defects could cause injury to persons and/or damage to property and equipment. These accidents could result in product liability claims, loss of revenues, warranty claims, costs associated with product recalls, litigation, delay in market acceptance or harm to our reputation for safety and quality. We cannot guarantee that we will not face material product liability claims or product recalls in the future, or that we will be able to successfully dispose of any such claims or effect any such product recalls within acceptable costs. Moreover, a material product liability claim or product recall, even if successfully concluded at nominal cost, could have a material adverse effect on our reputation for safety and quality. Any successful product liability claims or product recalls could have an adverse effect on our business, financial condition, results of operations and cash flows.

The interests of the shareholders of Lumina Parent, our indirect parent company, could conflict with the interest of the holders of the notes.

        We cannot assure you that the interests of the shareholders of Lumina Parent will not conflict with your interests. The investors' agreement among the shareholders of Lumina Parent provides that certain actions by us or our subsidiaries, including Legrand SA, will require special shareholder approvals, including the approval of each of KKR and Wendel. These actions include, among other things, any re-capitalization, merger, sale, listing or initial public offering, joint venture or payment of dividend to be undertaken by us or any of our subsidiaries (including the payment of dividends which could be necessary to fund payments by Legrand SAS. on the subordinated inter-company funding loan and, in turn, payments by us on the notes). Furthermore, these shareholders and our directors may cause us to incur additional indebtedness or pursue acquisitions, divestitures or other transactions that could enhance the value of their equity investment, even though those transactions may involve risks to the holders of the notes. In addition, our three principal executive officers have agreed pursuant to the Lumina Management Shareholders' Agreement not to take any action which would frustrate the intents and purposes of the investors' agreement. See "Major Shareholders and Related Party Transactions—Other Equity Arrangements."

The development and success of our products depends on our ability to protect our intellectual property against competitors.

        Our future success depends to an extent on the development and maintenance of our intellectual property rights, particularly our Legrand and BTicino names. Third parties may infringe our intellectual property rights, and we may expend significant resources monitoring, protecting and enforcing our rights. If we fail to protect or enforce our intellectual property rights, our competitive position could suffer, which could have an adverse effect on our business, financial condition, results of operations and cash flows.

        Furthermore, we cannot assure you that our activities will not infringe on the proprietary rights of third parties. If we were to infringe the proprietary rights of third parties, we could be subject to claims for damages and could be prevented from using the contested intellectual property.

We may be adversely affected by our reliance on our two largest distributors.

        We derive a significant portion of our revenues from sales to our two largest distributors—Sonepar and Rexel. Our sales to each of Sonepar and Rexel represented approximately 15%, 13% and 13% of our net sales during the fiscal years 2001, 2002 and 2003, respectively.

        We, like our competitors, enter into short-term agreements with our distributors. As a result, our customers have no long-term contractual obligation to purchase our products. Due to the nature of our relationship with these distributors, we often have significant receivables outstanding from Sonepar and Rexel which we might not be able to recover were either of them to become bankrupt or insolvent. We cannot guarantee that we will continue to maintain our relationship with Sonepar and Rexel or that in the event that these relationships were terminated, contractors and end-users would continue to purchase our products through alternative distribution channels. The loss of our relationship with Sonepar and/or Rexel could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our key personnel have been with us on average for over 20 years as a result of which they have extensive knowledge of our business and industry generally. Their loss would constitute a loss of valuable industry and company know-how and could have an adverse effect on us.

        Our continued success is dependent on the ongoing services of our executive officers and other key employees and our ability to continue to attract, motivate and retain highly qualified personnel. The loss of key personnel would result in loss of key know-how and in our competitors potentially being able to obtain sensitive market information. The loss of the services of these individuals could adversely affect our ability to retain key customers, to continue to develop important product improvements or to implement our strategies. This could have an adverse effect on our business, financial condition, results of operations and cash flows.

We may seek to expand our business partly through acquisitions which involve numerous risks and could have an adverse effect on us.

        Our growth strategy relies in part on the acquisition of local manufacturers that provide new technologies, new product lines, access to new markets and/or synergies with our existing operations. We may not successfully identify appropriate candidates, consummate transactions on terms satisfactory to us, integrate acquired businesses, technologies or products, effectively manage newly acquired operations or realize cost savings anticipated in connection with the transactions. Furthermore, we may be unable to arrange financing for acquired businesses (including acquisition financing) on favorable terms and we may elect to fund acquisitions with cash otherwise allocated for other uses in our existing operations. We also may experience problems in integrating acquired businesses, including possible inconsistencies in systems and procedures (including accounting systems and controls), policies and business cultures, the diversion of management attention from day-to-day business, the departure of key employees and the assumption of liabilities, such as environmental liabilities. Any of the foregoing could have a significant negative impact on our business, financial condition, results of operations and cash flows.

If we do not manage our component and products inventory successfully, we may incur additional costs or lose customers which would have a negative effect on our results of operations.

        In order to simplify management of our increasing number of products, we have implemented a number of inventory management initiatives and have increased the number of standardized components used in our products. Our future efforts to de-leverage will depend, in part, on our continuing ability to implement improvements in management of working capital, including inventory reduction programs. If our inventory management initiatives are unsuccessful, we might face unavailability of products, a deterioration in the quality of our customer service or increases in the cost of maintaining and carrying inventory. Failure to successfully manage our inventory would have an adverse effect on our business, financial condition, results of operations and cash flows.

Some of our main operating facilities are located in jurisdictions which have extensive employment and labor laws which could adversely affect our ability to effect restructurings or to implement other workforce related measures aimed at improving our profitability.

        Labor and employment laws are relatively stringent in certain jurisdictions where we operate and, in some cases, grant significant job protection to certain employees and temporary employees, including rights on termination of employment. In certain countries where we operate our employees are members of unions or where required by law are represented by a works' council. We may be required to consult and seek the consent or advice of the representatives of these unions and/or respective works' councils. These regulations and laws coupled with the need to consult with the relevant unions or works' councils could have a significant impact on our operations.

We may have unfunded liabilities with respect to the pension plans and other post-retirement benefit obligations of our subsidiaries.

        Our subsidiaries have obligations to their employees relating to retirement and other end of contract indemnities in the majority of the countries where we operate. In France, retirement indemnities arise pursuant to labor agreements, internal conventions and applicable local law requirements. Pursuant to the relevant provisions of French law, there is no legal requirement to maintain assets to fund these liabilities. As of December 31, 2003, the amount of pensions to be paid to the French members of our senior management responsible for day-to-day operations pursuant to specific employment agreements which are neither funded nor covered by insurance policies amounted to approximately €11.6 million. Although we believe that we maintain insurance coverage sufficient and customary for businesses that are similar to ours, there can be no assurances that we will continue to maintain this insurance policy in the future or that the insurance policy will be sufficient to cover our future retirement and end of contract obligations and indemnities.

        In the United States and the United Kingdom, liabilities arise pursuant to labor agreements, pension schemes and plans, and other employee benefit plans. As of December 31, 2003, such liabilities, including those related to post-retirement benefits other than pensions, were under-funded by approximately €36.9million in the aggregate. Although we currently do not intend to terminate any of these pension plans or schemes, in the event they were to be terminated the liabilities associated therewith would be significantly higher. With respect to the pension plans or schemes which we are not required by applicable law to fund, we intend to satisfy such liabilities from our general assets and cash flows.

        In Italy, pension plans and post-retirement benefit liabilities arise pursuant to national collective bargaining agreements. We do not fund our retirement and end-of-contract indemnities in Italy. As of December 31, 2003, these liabilities amounted to €50.4 million.

        In countries other than France, the United States, the United Kingdom and Italy, retirement and end-of-contract indemnities arise pursuant to applicable local law requirements and specific pension arrangements, and were in the aggregate equal to €7 million as of December 31, 2003. As of December 31, 2003 these obligations were under-funded by an aggregate amount of €3.6 million.

        If the amounts with respect to our end-of-contract indemnities and post-retirement benefits were to become due and payable and the insurance and annuity contracts and other plan assets that we have entered into with respect to these liabilities, to the extent that we have obtained insurance, annuity contracts and or plan assets, were not sufficient to cover such liabilities, we could be required to make significant payments with respect to such end-of-contract indemnities and post-retirement benefits to our employees. Any such payments could have an adverse effect on our business, financial condition, results of operations and cash flows.

Certain of our operating and holding companies may be liable for the repayment of the debts of their subsidiaries.

        We operate our business through a series of holding and operating companies world-wide. We seek to organize our subsidiaries in corporate forms that are tax-efficient and otherwise facilitate the efficient management of our operations. Certain of our subsidiaries are organized in such a way that their parent companies and holding companies may be liable for the liabilities of these subsidiaries. In some of these jurisdictions, a court order commencing proceedings against such a subsidiary may extend to the parent or holding company of the subsidiary, in some cases automatically. For example, one of our material French subsidiaries, Legrand SNC, is a wholly-owned subsidiary of Legrand SA and is a managed partnership, a French société en nom collectif, or SNC. A SNC is a legal entity managed by two or more partners (individuals or legal entities) where each partner is personally jointly and severally liable for the liabilities of the entity. In the event that Legrand SNC becomes unable to pay its debts out of its available assets, the court order commencing bankruptcy proceedings against Legrand SNC would extend to Legrand, potentially enabling the creditors of Legrand SNC to be paid out of the assets of Legrand. Similar insolvency laws apply to our primary Italian subsidiary, BTicino.

Changes to tax laws could affect our results of operations and cash flows.

        Changes in the effective tax rate applicable to our subsidiaries resulting either from changes in tax laws applicable to our operations, or future acquisitions and/or restructurings that impact the tax treatment of our group, could have a negative impact on our results of operations or cash flows. The French tax authorities discussed potential significant changes to existing tax rules, which would preclude the deduction of all or part of the interest charges arising in connection with the debt incurred in connection with the financing of the acquisition of shares of other companies. The changes were, however, not enacted in the Finance Act for 2004, and there has been no further indication as to if and when the French tax authorities may seek to have such changes enacted. It also not clear at this stage whether any of these changes would apply to the acquisition of Legrand SA by Legrand SAS.

Risks Relating to the Notes

Our substantial debt could adversely affect our financial condition or results of operations and prevent us from fulfilling our obligations under the notes.

        We have a significant amount of debt. As of December 31, 2003, we had €3,762 million of gross debt on a consolidated basis.

        Our substantial debt could have important consequences to you as a holder of the notes. For example, it could:

  •
  make it more difficult for us to satisfy our obligations with respect to the notes and for Legrand SAS to satisfy its obligations under the subordinated inter-company funding loan;

  •
  require us to dedicate a substantial portion of our cash flows from operations to payments on our debt, which will reduce our funds available for working capital, capital expenditures, research and development and other general corporate purposes;

  •
  limit our flexibility in planning for, or reacting to, changes in distribution or marketing of our products, customer demands and competitive pressures in the industries we serve;

  •
  limit our ability to carry out acquisitions;

  •
  place us at a competitive disadvantage compared to our competitors that have less debt than we do;

  •
  increase our vulnerability, and reduce our flexibility to respond, to general and industry-specific adverse economic conditions; and

  •
  limit our ability to borrow additional funds and increase the cost of any such borrowing.

        We may incur substantial additional debt in the future. The terms of our senior credit facility and the indenture restrict but do not prohibit us from incurring additional debt.

We require a significant amount of cash to service our debt. Our ability to generate sufficient cash depends on many factors beyond our control.

        Our ability to make payments on and to refinance our debt, and to fund working capital, research and development and capital expenditures, depends on our operating performance and ability to generate sufficient cash. This depends, to some extent, on general economic, financial, competitive, market, legislative, regulatory and other factors, many of which are beyond our control, as well as the other factors discussed in these "Risk Factors."

        Historically, we met our debt service and other cash requirements with cash flows from operations, commercial paper programs, bank overdrafts and long-term borrowings (primarily in the form of the $400 million 8.5% Yankee bonds due February 15, 2025 and the subordinated perpetual notes, or TSDIs). As a result of the acquisition of Legrand SA by Legrand SAS and related financing transactions, however, our debt service requirements have increased significantly and we no longer benefit from access to the commercial paper market to fund our short-term liquidity needs. Although we believe that our expected cash flows from operations, together with available borrowings, continue to be adequate to meet our anticipated liquidity and debt service requirements, we cannot assure you that our business will continue to generate sufficient cash flows from operations or that future debt and equity financing will be available to us in amounts sufficient to enable us to pay our debts when due, including the notes, or to fund our other liquidity needs. See "Operating and Financial Review and Prospects."

        If our future cash flows from operations and other capital resources (including borrowings under the revolving credit facility available under the senior credit agreement) are insufficient to pay our obligations as they mature or to fund our liquidity requirements, we may be forced to among other things:

  •
  reduce or delay our business activities, capital expenditures and/or research and development;

  •
  sell assets;

  •
  obtain additional debt or equity capital; or

  •
  restructure or refinance all or a portion of our debt, including the notes, on or before maturity.

        We cannot assure you that we would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of our existing debt, including the notes and the senior credit facility, and any future debt may, limit our ability to pursue any of these alternatives.

We and Legrand SAS must rely on payments from Legrand SA and its subsidiaries to fund payments on the notes, and Legrand SA and its subsidiaries might not be able to make payments to us in some circumstances. The notes are structurally subordinated to indebtedness of our subsidiary Legrand SAS, including the senior funding bonds.

        We are a holding company that conducts no business operations, and has no significant assets other than the shares we hold in Legrand SAS and the subordinated inter-company funding loan. The payments on the notes are funded with payments received by us pursuant to the subordinated inter-company loan made by us to Legrand SAS. If Legrand SAS fails to make scheduled payments on the subordinated inter-company funding loan, we do not have other sources of funds with which to make payments to you.

        Legrand SAS is a holding company and does not directly conduct any business operations. Legrand SAS's only significant assets are the shares it holds in Legrand SA. We do not expect Legrand SAS to have, over the course of the life of the notes, any sources of funds that would allow Legrand SAS to make payments to us on the subordinated inter-company funding loan or to otherwise make distributions to us other than funds lawfully distributed by subsidiaries of Legrand SAS.

        You do not have any direct claim on the cash flows of Legrand SAS's operating subsidiaries. No operating subsidiaries have guaranteed the payment of principal and interest on the notes and, therefore, such subsidiaries have no obligation, contingent or otherwise, to pay amounts due under the notes or to make funds available to us or Legrand SAS for these payments.

        At each payment date in relation to our and Legrand SAS's indebtedness, we will need to evaluate the most cost-effective method available for upstreaming funds from Legrand SA and its subsidiaries. Such funds could be made available by way of inter-company loan, advance, dividend, payment of interest, returns on investments or any other type of distribution permitted by law and the inter-creditor deed. However, the ability of our subsidiaries to make certain distributions may be limited by financial assistance rules, corporate benefit laws and other legal restrictions which, if violated, might require the recipient to refund unlawful payments. In particular, under corporate law (including the French Civil Code (code civil) and the French Commercial Code (code de commerce) and similar laws in other jurisdictions) our subsidiaries are generally prohibited from paying dividends except out of profits legally available for distribution. These dividends, if significant, could also eliminate the historical reserves of Legrand SA and, in such a case, Legrand SA would be dependent on future earnings to generate sufficient distributable reserves to pay future dividends.

        Dividends and other distributions (including payment of interest, repayments of loans and other returns on investment or other payments) from Legrand SAS and its subsidiaries are also restricted under certain agreements, including our senior credit facility and the related inter-creditor deed, which prohibit our subsidiaries from making distributions, loans or other payments to us, except to pay interest on the notes when no default has occurred and is continuing under the senior credit agreement and in certain other limited circumstances.

        Although the indenture limits the ability of our subsidiaries to enter into future consensual restrictions on their ability to pay dividends and make other payments to us, there are significant qualifications and exceptions to these limitations.

The subordinated inter-company funding loan is subordinated in right of payment to Legrand SAS's obligations under the senior credit agreement and is subject to standstill provisions.

        In accordance with the provisions of the inter-creditor deed, so long as any borrowings or commitments remain outstanding under the senior credit facility, Legrand SAS may not make any payments on the subordinated inter-company funding loan other than:

  •
  interest in an amount not exceeding the aggregate amount of the interest payable by us under the notes on the next succeeding interest payment date;

  •
  additional amounts sufficient to fund payments with respect to the notes (whether by way of additional interest or otherwise (but not principal)); and

  •
  on or after the tenth anniversary of the issue of the notes, principal, interest and any other amounts due on the loan.

        The right to make such payments will be suspended if there is a payment default under the senior credit agreement in an aggregate amount exceeding €500,000 from the date such default occurs until the default has been waived or remedied or if there is a non-payment default under the senior credit agreement, from the date the facility agent thereunder has served a notice on us and Legrand SAS suspending payments on the subordinated inter-company funding loan until the earliest of:

  •
  179 days after the date such notice is served on us and Legrand SAS by the facility agent under the senior credit agreement;

  •
  the date on which such non-payment default has been cured or waived or ceased to exist; or

  •
  all amounts owing under the senior credit agreement have been repaid in full and the commitments of the lenders under the senior credit agreement have been canceled or terminated.

        Finally, our right to take certain enforcement actions under the subordinated inter-company funding loan is also restricted by the inter-creditor deed. Specifically, we are prohibited from taking such enforcement actions against Legrand SAS until all indebtedness under the senior credit facility is repaid except in respect of payments which are due but unpaid under the subordinated inter-company funding loan if:

  •
  certain insolvency events have occurred in relation to Legrand SAS and for so long as they are continuing; or

  •
  a default has occurred in relation to the notes, and we or the trustee have notified the facility agent under the senior credit agreement in writing of such default; a period of not less than 179 days has elapsed from the date of receipt by the facility agent under the senior credit agreement of that notice of default, a standstill period; and at the end of the standstill period the relevant event of default is continuing and has not been waived; or

        The indenture permits the trustee to accede to similar inter-creditor arrangements (without noteholder consent) in favor of future Legrand SAS senior debt with a principal amount of €50 million or more.

Your rights to receive payments under the notes are effectively junior to all the liabilities of our subsidiaries.

        Generally, claims of creditors of a subsidiary, including trade creditors and claims of preferred shareholders, if any, of such subsidiary will have priority with respect to the assets and earnings of such subsidiary over the claims of the creditors of its parent company as a shareholder, except to the extent the parent is a creditor of such subsidiary or to the extent security has been provided to the creditors of the parent by such subsidiary. Consequently, although we are a creditor of Legrand SAS pursuant to the subordinated inter-company funding loan, the notes are effectively junior and structurally subordinated to all debt and other liabilities of Legrand SAS and its subsidiaries, including liabilities under the senior credit facility, the subordinated perpetual notes, or TSDIs, and the $400 million 8.5% Yankee bonds due February 15, 2025. Consequently, in the event of a liquidation, winding up, reorganization or similar proceeding relating to Legrand SA or any of its subsidiaries, the assets of Legrand SA and the relevant subsidiary will be available to satisfy claims of creditors and preferred shareholders of Legrand SA or the subsidiary before they are distributed to Legrand SAS. Similarly, in the event of a liquidation, winding up, reorganization or similar proceeding relating to Legrand SAS, the assets of Legrand SAS will be available to satisfy claims of Legrand SAS's creditors (including us in relation to the subordinated inter-company funding loan) and preference shareholders before they are distributed to us as a shareholder. Although we are a creditor of Legrand SAS as a consequence of the subordinated inter-company funding loan, the subordinated inter-company funding loan is contractually subordinated in right of payment to all Legrand SAS senior debt, including the claims of the lenders under the senior credit agreement. As a result, amounts distributed to us (whether as a creditor or as a shareholder) by Legrand SAS may be insufficient to pay principal, interest and other amounts on the notes when such amounts become due.

        We have no outstanding debt other than the notes and the subordinated shareholders PIK loan (the interest on which is accrued and not paid). As of December 31, 2003, excluding the subordinated inter-company funding loan, our subsidiaries had outstanding €2,927.1 million of liabilities, including €1,947.4 million of indebtedness (a further €497.7 million would have been available for additional borrowing under the senior credit facility) and accounts payable of approximately €252.7million

        Subject to specified limitations, our subsidiaries may incur additional debt from time to time, all of which will be structurally senior to the notes. For further information about our ability to incur additional debt, you should read the discussions in "Description of the Notes—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Share Capital and Preference Shares,". set out in the Registration Statement filed on Form F-4 with the SEC on August, 7 2003 or the indenture filed as Exhibits to the Registration Statement filed on Form F-4 with the SEC on August 7, 2003.

Claims of our secured creditors will have priority with respect to our assets and earnings over the claims of the holders of the notes.

        Although the notes are secured by the euro denominated subordinated inter-company funding loan, the notes do not benefit from any other security. The subordinated inter-company funding loan is also available on a pari passu basis as security for certain of our future senior debt and for the debt of any of our finance subsidiaries. Furthermore, the lenders under the senior credit facility benefit from a security interest in the shares of Legrand SAS owned by us and our tax consolidation bank. Claims of our other secured creditors will have priority over the holders of the notes to the extent of the assets securing their claims. Consequently, in the event of a liquidation, winding up, reorganization or similar proceeding relating to us, the assets securing the claims of our secured creditors will be available to satisfy claims of those creditors before they are available to unsecured creditors, including the holders of the notes.

        As a result of the foregoing limitations, holders of our secured indebtedness may recover disproportionately more than the holders of the notes in an insolvency, bankruptcy or similar proceeding.

Restrictions in our debt instruments may limit our ability to make payments on the notes or operate our business.

        The senior credit agreement and the indenture contain covenants that limit our ability and the ability of certain of our subsidiaries to, among other things:

  •
  pay dividends on, redeem or repurchase share capital or make other distributions;

  •
  make payments on the subordinated shareholder PIK loan;

  •
  make certain other restricted payments and investments;

  •
  incur additional indebtedness and issue certain preference shares;

  •
  create certain liens;

  •
  merge, consolidate, amalgamate or otherwise combine with other entities;

  •
  enter into certain transactions with affiliates;

  •
  create restrictions on the ability of our restricted subsidiaries to pay dividends or other amounts to us;

  •
  transfer or sell assets, including by way of a sale and leaseback transaction; and

  •
  guarantee our indebtedness or indebtedness of our future finance subsidiaries.

        The senior credit agreement contains negative covenants which are more restrictive than those that are contained in the indenture. In addition, the senior credit agreement requires us to maintain certain financial ratio and financial condition tests.

        The covenants in the indenture and the senior credit agreement could materially and adversely affect our ability to engage in business activities that may be in our best interest and/or to finance our future operations or capital needs. Furthermore, events beyond our control could affect our ability to meet the financial ratio and financial condition tests. Our failure to comply with these obligations and other covenants could cause an event of default under the senior credit agreement, the indenture or both. If an event of default under the senior credit agreement occurs, our lenders could elect to declare all amounts outstanding under the senior credit facility to be immediately due, and the lenders thereafter could foreclose upon the assets securing the senior credit facility. In that event, we cannot assure you that we would have sufficient assets to repay all of our obligations, including our obligations under the notes. We may incur other debt in the future that contains financial or restrictive covenants.

        For detailed information with respect to the covenants contained in the senior credit agreement and the indenture we refer you to the "Description of Other Indebtedness—Senior Credit Facilities" and "Description of the Notes—Certain Covenants" set out in the Registration Statement filed on Form F-4 with the SEC on August, 7 2003 or the senior credit facility and indenture filed as Exhibits to the Registration Statement filed on Form F-4 with the SEC on August 7, 2003.

We may not have the ability to finance a change of control offer as required by the indenture.

        If specific kinds of change of control events occur, we will be required to make an offer to purchase all of the outstanding notes at a purchase price equal to 101% of their principal amount plus accrued and unpaid interest and additional amounts, if any, on the notes. The change of control events which could give rise to this obligation are different from those included in the existing senior credit facility. Consequently, following certain changes of control, our subsidiaries could be obligated to repay indebtedness outstanding under the senior credit facility, at a time when we are not obligated to offer to repurchase the notes.

        Furthermore, so long as there are any outstanding borrowings or undrawn commitments under the senior credit facility, the inter-creditor deed provides that:

  •
  Legrand SAS will not (and will procure that its subsidiaries do not) make any payment or distribution of any kind, including pursuant to the subordinated inter-company funding loan, which could be used to repurchase notes pursuant to a change of control offer; and

  •
  We and Legrand SAS will procure that our respective subsidiaries will not make any payment or distribution to us which could be used to fund any purchase of notes upon a change of control.

        Consequently, any provision of funds to us to fund a repurchase of notes in a change of control offer prior to the repayment in full of all amounts due under the senior credit facility would breach the inter-creditor deed and would trigger a default under the senior credit agreement. If a change of control event occurs, we cannot assure you that we will have sufficient funds to pay the purchase price for any notes tendered to us upon such change of control event. If a change of control event occurs at a time when we are prohibited from purchasing the notes under our other debt agreements, we could seek the consent of our lenders to purchase the notes or could attempt to refinance or repay the borrowings that prohibit our repurchase of the notes. If we do not obtain such consent or refinance or repay those borrowings, we would remain prohibited from purchasing the notes. In that case, our failure to purchase any of the tendered notes would constitute an event of default under the notes, which would cause a default under the senior credit facility. For detailed information with respect to the change of control provisions set out in the indenture we refer you to the "Description of the Notes—Certain Covenants" set out in the Registration Statement filed on Form F-4 with the SEC on August 7, 2003 or the indenture filed as Exhibit to the Registration Statement filed on Form F-4 with the SEC on August 7, 2003.

The notes are held in book-entry form and therefore you must rely on the procedures of the relevant clearing systems to exercise any rights and remedies.

        Unless and until definitive notes are issued in exchange for book-entry interests in the notes, owners of the book-entry interests will not be considered owners or holders of notes. Instead, the common depository, or its nominee, will be the sole holder of the notes.

        Payments of principal, interest and other amounts owing on or in respect of the dollar notes in global form are made to The Bank of New York (Principal Paying Agent), which makes payments to DTC. Thereafter, such payments are credited to DTC participants' accounts (including Euroclear and Clearstream) that hold book-entry interests in the dollar notes in global form and are credited by such participants to indirect participants. Payments of principal, interest and other amounts owing on or in respect of the euro notes in global form are made to The Bank of New York, the principal paying agent, which makes payments to the common depository, which in turn distributes payments to Euroclear and Clearstream. Thereafter, payments are made by Euroclear and Clearstream to participants in these systems and then by such participants to indirect participants. After payment to DTC or the common depository, neither we nor any of our subsidiaries, the trustee or any paying agent have any responsibility or liability for any aspect of the records relating to or payments of interest, principal or other amounts to DTC, Euroclear and/or Clearstream or to owners of book-entry interests.

        Unlike holders of the notes themselves, owners of book-entry interests do not have the direct right to act upon our solicitations for consents or requests for waivers or other actions from holders of the notes. Instead, if you own a book-entry interest, you are permitted to act only to the extent you have received appropriate proxies to do so from DTC, Euroclear and/or Clearstream or, if applicable, from a participant. We cannot assure you that procedures implemented for the granting of such proxies are sufficient to enable you to vote on any requested actions on a timely basis.

French insolvency laws may not be as favorable to you as US or other insolvency laws.

        We and Legrand SAS are companies incorporated in France and, consequently, we are subject to French laws and proceedings affecting creditors. In general, French reorganization and liquidation legislation favors the continuation of a business and protection of employment over the payment of creditors.

        French courts may, in any civil proceeding involving the debtor, whether initiated by the debtor or the creditor, take into account the debtor's financial position and the creditor's financial needs and defer or otherwise reschedule over a maximum period of two years the payment dates of payment obligations. In addition, if a debtor specifically initiates proceedings therefore, French courts may decide that any amounts, the payment date of which is thus deferred or rescheduled, will bear interest at a rate which is lower than the contractual rate (but not lower than the legal rate, which is currently lower than the rate payable on the notes) and/or that payments made shall first be allocated to repayment of the principal. A court may make an order suspending any pending enforcement measures, and any contractual interest or penalty for late payment will not accrue or be due during the period ordered by the court.

        In the context of voluntary judicial amicable settlement of debts proceedings (règlement amiable) initiated by a company with respect to itself, French courts have the power (a) for the duration of the proceedings, to prohibit a company from paying any prior debts and its creditors from pursuing any legal proceedings against it for payment of debts, termination of related agreements or enforcement of security; and (b) to defer or otherwise reschedule the company's payment obligations over a maximum period of two years.

        If insolvency proceedings are commenced against a company in France, the court order commencing the proceedings may order either the liquidation or the reorganization of the company. In the event of reorganization, an administrator appointed by the court investigates the company's business during an initial observation period, which may last up to 20 months, and makes proposals for its reorganization, sale or liquidation. At any time during this observation period, the court can order the liquidation of the company. The outcome of the proceedings is decided by the court without a vote of the creditors.

        In connection with insolvency proceedings in France, certain transactions between the creditors of the company and the company may be declared void. For detailed information with respect to the insolvency provisions under French law we refer you to the "Description of the Notes—Certain Covenants" set out in the Registration Statement filed on Form F-4 with the SEC on August 7, 2003 or the indenture filed as Exhibit to the Registration Statement filed on Form F-4 with the SEC on August 7, 2003.

        As a general rule, creditors domiciled in France must file a claim with the creditors' representative within two months of the publication of the court order in the French Bulletin of Civil and Commercial Announcements (Bulletin Officiel des Annonces Civiles et Commerciales); this period is extended to four months for creditors domiciled outside France. Creditors who have not submitted their claims on time are barred from receiving distributions made in connection with the proceedings and their unasserted claims are extinguished. Employees are not subject to such limits and are preferential creditors under French law.

        From the date of the court order commencing the insolvency proceedings, the company is prohibited from paying debts outstanding prior to that date, subject to specified exceptions which essentially concern the set-off of inter-related debts and payments, authorized by the court, made to recover assets for which recovery is justified by the continued operation of the business. During this period, creditors may not pursue any legal action against the company for payment, termination of related contracts, or enforcement of security of the creditor's rights against any assets of the company.

        Contractual provisions such as those contained in the indenture that would accelerate the payment of the registrant's obligations upon the occurrence of (i) the opening of judicial reorganization or insolvency proceedings or (ii) a registrant's inability to pay its debts when due, are not enforceable under French law.

        If the court adopts a judicial reorganization plan, it can set a time period during which the assets that it deems to be essential to the continued business of the debtor may not be sold without its consent and can reschedule the payment of debts owed by the company.

        French insolvency law assigns priority to the payment of certain preferential creditors, including employees, the bankruptcy court, officials appointed by the insolvency court as required by the insolvency proceedings, post-petition creditors, certain secured creditors, essentially in the event of liquidation and the French treasury.

        If we were to become insolvent or initiate a discretionary voluntary judicial settlement of debts, your claims to payment of interest and principal on the notes could be affected by the principles of French insolvency laws which favor continuation of business and protection of other creditors over the claims of creditors such as the holders of the notes. In addition, as a result of these insolvency laws you may not be able to recover the full amounts owing to you if we became insolvent or encounter financial difficulties. The enforcement of the assignment agreement is subject to certain risks under French law.

        Although, under English law, the trustee may enforce the assignment agreement upon notice and without court proceedings, it is possible that (were that enforcement challenged, and the trustee required to enforce the agreement as a pledge (nantissement) in France), enforcement of the assignment agreement would require French court proceedings.

        Furthermore, the enforcement of the security created pursuant to the assignment agreement could be affected by French insolvency laws.

        In a circumstance where obligations under the notes are rescheduled, enforcement measures under the assignment agreement would be suspended or prohibited for the duration of the rescheduling (and for up to two years), and any contractual interest or penalty for late payment would not accrue or be due during the period ordered by the court.

        In the context of voluntary judicial amicable settlement of debts proceedings, as discussed under "Description of the Notes—French Insolvency Laws," set out in the Registration Statement filed on Form F-4 with the SEC on August, 7 2003, French courts would have the power (a) for a maximum period of four months, to prohibit us from paying any prior debts and our creditors (including the holders of the notes) from pursuing any legal proceedings against us for payment, termination of related agreements or enforcement of security (including pursuant to the assignment agreement); and (b) to defer or otherwise reschedule our payment obligations over a maximum period of two years.

        In the context of judicial reorganization or liquidation proceedings, from the date of the court order commencing any proceedings with respect to us, we would be prohibited from repaying any debts incurred prior to the commencement of the proceedings, and creditors would be barred from pursuing any legal action against us for payment, termination of related agreements or enforcement of security (including pursuant to the assignment agreement). In addition, provisions relating to termination of related agreements, or the acceleration of payment such as those contained in the indenture for the notes, would not be enforceable during any judicial reorganization proceedings, judicial liquidation proceedings or as soon as a company declares that it is unable to pay its debts when due.

        Finally, should reorganization or liquidation proceedings be opened against us, the security created pursuant to the assignment agreement would be extinguished unless the noteholders' claim against us under the indenture and the notes were filed in a timely manner in the reorganization or liquidation proceedings. You may be unable to recover in civil proceedings for US securities laws violations.

        We are a company organized and existing under the laws of France. A majority of our directors and officers are not residents of the United States and a substantial portion of our assets and assets of our subsidiaries and those of their directors and executive officers are located outside the United States. Although we have appointed CT Corporation as our agent for service of process in connection with any action under the indenture, the notes and US securities laws and have submitted to the jurisdiction of the courts of the State of New-York, you may be unable to effect service of process within the United States on our directors and officers or to enforce judgments against them. Furthermore, we have been advised by our French counsel that the United States is not currently bound by a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitral awards, rendered in civil and commercial matters with France. There is, therefore, doubt as to the enforceability in France of civil liabilities based upon US securities laws in an action to enforce a US judgment in France. Furthermore, the enforcement in France of any judgment obtained in a New York court based on civil liabilities, whether or not predicated solely upon US federal securities laws, will be subject to certain conditions. There is also doubt that a French court would have the requisite power or authority to grant remedies sought in an original action brought in France on the basis of US securities laws violations.

Item 4    Information on Legrand Holding

  A    History and development

History and Development

        Legrand SA was founded in 1926 and incorporated as a French Société Anonyme (company with limited liability) in 1953. In 1970, Legrand carried out an initial public offering and was listed on the Paris stock exchange, now called Euronext Paris.

        Legrand Holding's registered offices are located at the following address: 128 Avenue du Maréchal de Lattre de Tassigny, 87000 Limoges France.

        We began to expand from France into other European and overseas markets during the 1960s and early 1970s, both by setting up our own operations and by acquiring local manufacturers. In 1989, we acquired BTicino, a major Italian manufacturer of low-voltage electrical fittings with established market positions in Mexico, Chile, Venezuela and Thailand. In 2000, we acquired Wiremold, a major US producer of wire management products, with additional operations in Canada, the United Kingdom, Poland and China. In addition, in 2000 we acquired a number of medium sized businesses located in Europe, the United States and Brazil.

  Schneider Exchange Offer

        In January 2001, Schneider Electric SA, "Schneider", launched a public exchange offer for all outstanding shares of Legrand SA which was recommended by Legrand to its shareholders who agreed to tender. Following the consummation of the exchange offer in August 2001, Schneider held 21,060,724 Legrand SA the ordinary shares and 6,548,139 Legrand SA preferred non-voting shares, representing approximately 98.1% of the total share capital of Legrand SA.

        In October 2001, the European Commission's antitrust authority announced that it would not approve the acquisition of Legrand SA by Schneider on competition grounds and required Schneider to divest its shareholding in Legrand SA based on specific terms set by the European Commission.

  The Acquisition

        On July 26, 2002, Lumina Parent entered into a Share Purchase Agreement with Schneider to acquire approximately 98.23% of the issued ordinary share capital of Legrand SA and approximately 97.45% of the issued preferred non-voting share capital of Legrand SA from Schneider for an aggregate purchase price of €3.63 billion. The purchase was completed on December 10, 2002.

        In March 2003, a minority buy-out offer was launched to repurchase all outstanding ordinary and preferred non-voting shares of Legrand SA. This minority buy out offer was completed on September 24, 2003. Following this minority buy out, Legrand SA was delisted from Euronext Paris on October 2, 2003.

  B    Business overview

Our company

        We are one of the world's leading international manufacturers of products and systems for low-voltage electrical installations and information networks used in residential, commercial and industrial buildings. We are a "pure-play" operator, focused on developing, manufacturing and marketing a complete range of low-voltage electrical equipment—to the exclusion, for example, of electricity generation or transmission, bulbs and cables. We began operating more than 78 years ago and market our products under widely recognized brand names, including Legrand and BTicino. We are headquartered in Limoges, France with manufacturing and/or distribution subsidiaries and offices in close to 60 countries, and we sell our products in more than 160 national markets. Our key markets are France, Italy and the United States, which accounted for more than 67% of our net sales (by customer location) in each of our last three fiscal years.

        We manufacture more than 130,000 catalog items grouped into approximately 80 product families. We are increasingly focused on providing our customers with integrated systems across our product groupings. We serve the following five principal business areas:

        End-user power control.    We believe that we have a leading position in the worldwide market for the manufacture of end-user power control products. For example, we believe we are the global market leader in switches and sockets with an estimated market share of approximately 18% based on our net sales in 2003. End-user power control products include switches, power sockets, thermostats, dimmers, infrared switches and other building automation products that enable end users to control the flow of electricity at home or in the workplace.

        Power protection products.    We believe that we are one of the principal manufacturers of power protection products for the European and South American markets. Power protection products include fuses, circuit breakers, distribution boards, electrical cabinets and other products that protect individuals, appliances and electrical systems from power surges.

        Power distribution and wire management.    We believe that we are a worldwide leading manufacturer of power distribution and wire management products. For example, we believe we are the global market leader in cable management systems with an estimated market share of approximately 15% based on our net sales in 2003. Power distribution and wire management products include baseboards, trunking and ducting, cable routing systems and other products that provide safe distribution of electricity and information in buildings.

        VDI, communications and security.    We believe that we are one of the principal manufacturers of several voice, data and image applications (known as VDI), communications and security product families for the European market. For example, we are the European market leader in audio and video entry phones due to an estimated market share of approximately 18% based on our net sales in 2003. The VDI, communications and security product category includes VDI for computer and telephone systems as well as audio and video entry phones, fire and intruder alarm systems, smoke, water, heat and motion detectors and emergency lighting equipment.

        Industrial electrical products.    We believe that we have strong market positions for a number of our industrial electrical products in the French and Italian markets. Industrial electrical products include heavy-duty sockets and electrical cabinets, technical alarms, transformers, signaling and controlling devices and other electrical products designed specifically for industrial applications.

Our Key Strengths

        We believe that we benefit from the following competitive strengths:

Leading global market positions

        By focusing on a "pure-play" strategy and developing and maintaining our strong brands, we have established a worldwide market presence and powerful local positions in a number of geographic markets for key product families such as end-user power control, cable management systems or audio and video entry phones (please refer to "Our company" for product description and market share). The strength of our global presence and our established local relationships with industry players enhance our ability to launch new products in existing markets, to respond quickly to changing local needs and to play a proactive role in the development of new products and value-added solutions across our geographic markets.

High and stable EBITDA margins

        We benefit from high and stable EBITDA margins. Our reported EBITDA margins for 2003 and 2002 (on a combined basis with our predecessor) were 16.3% and 18.9%, respectively. Our EBITDA margin was adversely affected by the reversal of a portion of a purchase accounting adjustment to inventory which is non-recurring in nature and which amounted to €125.8 million and €49.4 million in 2003 and 2002 respectively. Excluding these non-cash non-recurrent purchase accounting charges, our EBITDA margins were 20.8% and 20.6% in 2003 and 2002 respectively. We attribute the relative stability of those EBITDA margins to the diversity of our geographic, product and end-user markets (which include both the new construction and the renovation markets) and to the ability of the Group to respond effectively to adverse economic conditions. We believe that EBITDA is a valuable measure of a company's operating performance and debt servicing ability because it assists in comparing performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon accounting methods (particularly when acquisitions are involved) or non-operating factors (such as historical cost). Accordingly, the information is disclosed in this annual report to permit a more complete and comprehensive analysis of our operating performance relative to other companies and of our debt servicing ability. Because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. For a reconciliation of cash flows from operating activities to EBITDA, see "Item 3 Key Information Selected Consolidated Financial Data."

Barriers to entry

        We believe our market positions benefit from significant barriers to entry. These include: (i) customer loyalty and preference for well-recognized brands, particularly those associated with reliability, quality and ease of installation and use; (ii) customer preference for a comprehensive range of products which can be easily integrated into systems and which helps reduce the cost, delay and risk involved in purchasing from multiple suppliers; (iii) differing local electrical standards, regulations, aesthetic preferences and installation features, which require new entrants to develop local market knowledge and establish relationships with numerous local wholesale distributors, architects, builders, electricians and end users; and (iv) technological expertise required to develop and enhance innovative products and systems.

Strong brand recognition and product loyalty

        We have two key worldwide global brands, Legrand and BTicino, one worldwide specialist Ortronics, and leading local brands (such as Wiremold, the Watt Stopper and Pass & Seymour in the United States, MDS in India, Cofrel and Arnould/Planet-Wattohm in France) and numerous products which benefit from strong market positions. We believe that brand and product loyalty are key strengths. We maintain and leverage brand recognition and product loyalty by employing our "push and pull" marketing strategy, maintaining close contact with electricians, building contractors and architects, and focusing on the quality, reliability and safety of our products and systems, together with the ease and speed of installation and maintenance. We believe that the strength of our brands and products has been a barrier to entry and has helped us to maintain leading market positions. It also facilitates new product launches and market initiatives in areas where we have less established market positions.

Extensive product range

        Our extensive product range of more than 130,000 catalog items enables us to offer (often in the form of integrated systems) a significant proportion of all products necessary to install low-voltage electrical installations and information network systems in buildings. This product breadth, in turn, enables our customers (electricians and building contractors) to avoid the additional cost, delay and risk which may be involved in purchasing from multiple suppliers. In addition, we are one of the few manufacturers that offers products adapted to most principal markets (in terms of size and volume), where variations in product installation methods, end-user preferences and regulatory requirements applicable to installation and functionality cause significant differences in products.

Technological leadership

        We commit significant resources to product research and development and have a proven track record of developing new and enhanced products with improved functionality and reliability. During our last two fiscal years, excluding the effect of purchase accounting in connection with the acquisition, we have spent on average 4.8% of our net sales on research and development (4.7% in 2002 and 4.9% in 2003) and dedicated more than one-third of our capital expenditure to support development and introduction of new products. In 2003, approximately 38% of our net sales were generated by products less than five years old, with sales of those products representing approximately 42% of our net sales in Spain, 42% of our net sales in the United States, 43% of our net sales in Italy and 28% of our net sales in France.

Strong and incentivized management

        The eleven members of Legrand's senior management responsible for the day-to-day operations of Legrand have, on average, more than 20 years of experience in the low-voltage products and related industries. Our management team is led by François Grappotte, Chairman of the Board of Legrand SA, Gilles Schnepp, Vice Chairman and Chief Executive Officer of Legrand SA and Olivier Bazil, Vice Chairman and Chief Operating Officer of Legrand SA, who have been with Legrand for 21, 15 and 31 years, respectively. They have a proven track record of managing organic growth as well as successfully completing and integrating acquisitions. In addition, together with the other members of the management team, they have a significant equity stake in our business following the acquisition of Legrand SA.

Strong sponsorship

        We expect to benefit from the expertise, relationships and investment experience of KKR and Wendel.

        KKR is a leading investment firm with significant investment experience in the electrical products and related industries. Over the past 27 years, KKR has invested approximately $18 billion in over 110 acquisitions with a total transaction value in excess of $114 billion (including debt financing). KKR's investments in related industries include Amphenol Corporation, a global designer, manufacturer and marketer of connectors, cable and interconnect systems and Zumtobel AG, a European manufacturer of lighting components, fittings and systems for the commercial, industrial, and public sector markets.

        Wendel, a Paris stock exchange-listed (Euronext Paris) investment company, was formed pursuant to a merger of Compagnie Generale d'Industrie et de Participations S.A. and Marine-Wendel S.A. Wendel has a market capitalization in excess of €2.18 billion as of March 1, 2004. Wendel's investments include Cap Gemini Ernst & Young, Valeo, Bureau Veritas, bioMerieux, Trader Classified Media, Oranje Nassau and Wheelabrator Allevard.

        The other equity investors in the acquisition of Legrand SA by Legrand SAS include West Luxcon Holdings SA (WestLB AG group), MPE, equity funds managed by affiliates of The Goldman Sachs Group Inc., the Verspieren and Decoster families (the founding families of Legrand) and certain members of the management of Legrand.

Our Strategy

        Our objective is to continue to achieve profitable revenue growth and improvements in operating efficiency. The key components of our strategy are as follows:

Continuously broaden and enhance our product range

        We maintain a firm commitment to new product development. In 2003, we launched a number of new product ranges including the SELIX (in Southern Korea), GALEA (in Indonesia), MODEL and MILAC (in the Middle East), GLADIA (in Latin America), VALENA and SUNO (in Southern Europe) ranges of switches and sockets, the VIADIS range of installation trunking, and the CLARITY range of VDI product. In addition to launching new product ranges, we have been and we intend to regularly enhance our existing product ranges to offer improved quality and performance as well as new functionality, and to adapt existing products to evolving local standards and additional national markets. For instance in 2003, we updated many product series including, the Neptune V6 and Sagane (by introducing the Kosi and Xeliomat cover plates) series, our VDI products by upgrading them to a more sophisticated technology (category 6) and the Megatiker and DMX series by introducing Air Circuit Breakers. We also intend to expand our product range with higher value added products, such as products including automation systems that simultaneously manage heat, lighting and detection in a residential building.

        We also aim to capitalize on cross-selling opportunities. For example, we are seeking to increase our presence in the VDI and domotics markets, the latter of which comprises long-distance control systems for home appliances. Increasing sales of these systems would provide us with opportunities to sell not only control equipment, but also related equipment such as wire management products, switches and sockets, and integrated systems.

        We are also increasingly focused on developing new products that share the same platform or operating mechanism and can be easily adapted to local markets. For example, our Galea, Creo, Tenara and Structura switches and sockets are designed for use across the principal ten European countries influenced by German standards by sharing the same operating mechanisms while using different cover plates. In 2003, we launched a new mechanism designed for use in countries with the French and Belgium standards. This mechanism is already applicable to our Neptune V6 and Mosaïc product lines.

Continue to put marketing and customer service first

        Maintaining, expanding and leveraging our brand and product loyalty are central to our strategy. We significantly increased our commercial and marketing headcount by 4.9% in 2003 compared with 2002 while reducing our headcount at the Group level. We intend to leverage brand loyalty in both established and less established markets to roll-out new products and market initiatives. We intend to do so by, among other things, providing training to electricians and building contractors locally and at our Innoval international training center in Limoges, France in programs designed to expand installers' expertise and to introduce new Legrand products and installation methods. We also will continue providing practical and detailed technical guides, including through on-line sites and business software applications. In addition, we generate loyalty among electricians and contractors by providing reliable product supplies.

Continue to achieve profitable revenue growth

        We intend to leverage our competitive advantages to continue to achieve profitable organic revenue growth within our existing geographic markets and to penetrate new geographic markets. For example, in 2003, we have opened four commercial offices in Eastern Europe and three show rooms in the Middle East. We believe that both less-developed and developed regions of the world offer attractive revenue growth opportunities arising out of the installation of electrical equipment and information networks in new buildings, the upgrading of traditional applications and the introduction of new applications to increase safety, comfort and energy savings, and the ongoing development of communications technology. In addition to focusing on organic growth, we intend to continue to pursue selective acquisitions, with a focus on small to medium size complementary acquisitions, such as local manufacturers that give us access to new technologies, complementary product lines or geographic market opportunities or give rise to synergies with our existing operations and that integrate quickly within the group.

Continue to improve operating efficiency

        We remain committed to improving our operating efficiency. In 2003, we launched a major purchasing optimization project which should enable us to purchase production and non production materials at lower costs (without compromising the quality of products purchased) through globalization, internationalization and standardization. In addition, we will continue to consider selectively relocating production activities to existing facilities located in countries with lower production costs and increasing the specialization of our production sites. In that respect, we have closed certain plants, notably in the United Kingdom, Austria, Poland, Mexico and the United States. As part of a company-wide organizational initiative that we launched in 2001, we implement a "make or buy" analysis more systematically on a group-wide basis, and consider outsourcing production where we judge that cost savings can be achieved without losing key intellectual property expertise or quality. We have also focused on global headcount, which decreased by 4.0% in 2003 compared to 2002 while increasing our marketing and sales force.

Focus on de-leveraging

        One of our key priorities is to reduce our debt levels. To do so, we will aim to maximize our cash flows available for debt reduction through (i) optimization of capital expenditure in line with our capital expenditure goals described elsewhere in this annual report, (ii) an ongoing focus on management of our working capital requirement which amounted to 16.6% of net sales in 2003 compared to 21.1% of net sales in 2001 and (iii) implementation of the initiatives to improve operating efficiency described above.

Our Markets

        Based on sales of products which are the same as or similar to those offered in our catalogs, we estimate the aggregate worldwide market for those products to be approximately €48 billion. Although we face competition from a number of large, multinational operators, the worldwide market remains highly fragmented, with more than 50% of worldwide net sales made by small, often local, competitors, each with less than a 1% global market share. Based on our 2003 net sales, we believe that we have an approximate 6% share of the worldwide market. We estimate that Europe represents approximately 38% of the worldwide market, that the United States and Canada collectively represent approximately 33%, and that Asia and the remaining countries in the world represent approximately 20% and 9%, respectively. In our principal geographic markets, including France, Italy and the United States, we have leading or strong market positions in key families of products such as end user power control and wire management.

        The market for products and systems for low-voltage electrical installations and information networks in buildings is highly fragmented, partly due to different technical standards, norms and user customs for some product families. Historical moves toward greater standardization of these products have not met with success, even within the EU. This lack of standardization is due principally to the significant expense—and the limited benefit—associated with replacing the installed base of electrical systems in existing buildings, through which electricity is supplied. As a result of demand for products meeting differing national standards and practices, a significant share of the market for products and systems for low-voltage electrical installations and information networks in buildings has traditionally remained in the hands of small local manufacturers that are in close contact with installation professionals in their local market.

        With certain exceptions, such as the United Kingdom, we believe that our principal markets are characterized by a relative lack of commoditization of electrical products. In general, demand for products and systems for low-voltage electrical installations and information networks in buildings is based on factors that enable the installer to work efficiently (such as quality, reliability, ease of installation and safety) and on factors designed to appeal to the end-user (such as functionality, appearance and ease of use) rather than simply on price. As a result, we believe that the electrical products market presents opportunities for revenue growth for manufacturers that are able to enhance the features of their products.

        Even though growth in the worldwide market for products and systems for low-voltage electrical installations and information networks in buildings depends principally on economic conditions, we believe that we are relatively resilient to down cycles as a result of our diverse product offerings for different markets and our worldwide presence, which limits our exposure to any single market or region. For example, we estimate that approximately 57% of our consolidated net sales in 2003 were generated by the commercial and industrial buildings market and the remaining 43% were generated by the housing market (private and public). In addition, we estimate that approximately 40% of our consolidated net sales in 2003 were generated in the new buildings market and 60% were generated in the renovation market, which management believes is less cyclical. We also have a diverse geographical presence with sales in over 160 countries. Moreover approximately 72% of our consolidated net sales determined by destination were generated in countries other than France and approximately 33% were generated in countries outside of Europe.

        As noted above, we believe we are relatively resilient to down cycles. For example, in 2003, consolidated net sales decreased by 5.8% compared with 2002. The decrease was mainly due to unfavorable fluctuations in currency exchange rates which reduced our net sales by 6.5%. Excluding the effects of changes in the scope of consolidation and using constant exchange rates between the euro and other currencies, our consolidated net sales would have increased by 1.2% in 2003 compared with 2002.

        As noted above, we believe the renovation market is less cyclical than the new buildings market. The new building sector is on average more capital intensive than the renovation market due to higher initial or starting costs, such as costs related to civil works, legal procedures and land acquisition. As in down cycles, investors and creditors are generally reluctant to invest in capital intensive projects such as new buildings. On the other hand, the renovation market, which is less capital intensive, is less likely to be subject to down cycles. Moreover, as existing buildings require a minimum level of maintenance on an ongoing basis, the renovation market benefits from this recurrent flow of business which enables it to resist better the effects of economic down cycles.

        In addition, our markets display the capacity for further growth in the medium term as less developed countries roll out their electrical and information networks while building owners in more developed countries upgrade their networks to offer increasing functionality. For example, we believe that the United States and Canada account for approximately 33% of our overall market and 45% of the VDI market.

Products

        We offer more than 130,000 catalog items, grouped into 80 product families. These product families can be divided in turn into our five principal product groups:

  •
  End-User Power Control

  •
  Power Protection Products

  •
  Power Distribution and Wire Management

  •
  VDI, Communication and Security; and

  •
  Industrial Electrical Products

        The following three characteristics are a priority for our product development:

  •
  Quality, reliability and total safety;

  •
  Simplicity, ease and speed in installation; and

  •
  Integration, which is the ability to link products together into systems using different technologies.

        We market the products contained within our five principal product groups across all our major geographic markets. In France and Italy, which have historically been our major markets, we sell almost a full range of products. In other geographic markets, we offer more restricted product ranges.

End-user power control

        We produce a broad range of switches, power sockets and other products that enable end-users to control the flow of electricity in the home or workplace. These products range from basic electrical "on-off" switches and wall sockets to thermostats, dimmers, switches activated by infrared presence detectors, and electro-mechanical and electronic time switches.

        We maintain a firm commitment to new product development (in 2003, we launched the SELIX, GALEA, MODEL and MILAC, GLADIA, VALENA and SUNO ranges of switches and sockets), including increasing the number of products that share the same platform and that can be adapted to different functionalities or local markets such as the Galea, Creo, Tenara and Structura lines of the Athena product range of switches and sockets. These product lines are targeted at the principal countries in Europe that are influenced by the German standard. They share the same operating mechanisms but use different cover plates, feature more than 180 functions for use in both commercial buildings and homes, and offer strong aesthetic qualities.

        We also aim to offer products that cover all segments of the end-user power control market. For example, in France, our product range includes the Neptune, Mosaic 45 and Sagane product lines, each of which has been upgraded regularly in the past years as new technological developments allow for additional functions.

        The Neptune range, a basic one-piece fitting with a claw mounting mechanism that fits into a standard recessed wall box and that we have updated in 2003 by adding the Neptune V6 line, is a standard fitting in public housing.

        The Mosaic 45 line has been upgraded since its introduction and provide now approximately 300 functions ranging from simple switches to coded keypad switches, programmable time switches, and detectors for use in security alarms and remote controls. Mosaic 45 is designed to be fully compatible with a number of our power distribution products, communications fittings and security devices, and management believes it has become a standard fitting for buildings in the commercial sector.

        Sagane, updated in 2003 to include the new Kosi and Xeliomat cover plates, is a complete line of electrical fittings with approximately 120 functions and with strong aesthetic qualities. Sagane is targeted principally at the housing market. Sagane reflects our strategy of "trading-up" to value-added products using a single operating mechanism but many different cover plates.

        Similarly, in Italy, BTicino's Living International and Light ranges offer a wide range of functions including anti-intrusion systems. These product lines have been completed with "communicative" applications through the "My Home" offer that aims to introduce sophisticated functionalities such as the management of lighting, heating and detection to residential buildings.

        Other product lines with enhanced functions and design in the end-user power control product group include Plexo 55s in France, Trademaster in the United States, Quincino in Mexico and Pial+ in Brazil.

Power protection products

        Power protection products consist of fuses, circuit breakers, distribution boards, electrical cabinets, ground-fault circuit breakers and other products that protect people, appliances and electrical systems from power surges.

        In the circuit breaker market, we have steadily improved our performance by developing circuit breakers with increased sensitivity and the ability to detect and respond to overloads, short circuits and power leakage from electrical systems. Our Lexic and BTdin ranges of circuit breakers, cabinets and enclosures were introduced after less than three years of development which is an efficient time frame in our industry. In accordance with our strategy to cover multiple markets using one product platform, we have extended the application of Lexic and BTdin from France and Italy to most of Western Europe and a number of national markets outside Europe. In addition, in accordance with our strategy to trade up to higher value-added functions, we have complemented these ranges with products having improved characteristics, such as "air circuit breaker" technology and a new compact four-pole ground-fault circuit breaker. The latter helps to detect any electrical current leakage, especially in proximity to water, and its compact size helps contractors reduce the size of the electrical cabinets.

        Our DPX and Megatiker compact lines of molded case circuit breakers are used to protect electrical circuits in commercial and industrial buildings. These products protect circuits up to 1,600 amperes. They were rolled out first in the French and Italian markets and then to most of Western Europe and a number of national markets outside Europe. In accordance with our strategy of facilitating handling by distributors and installation by electricians and contractors, we have limited the number of catalog items required for DPX and Megatiker by introducing more common components and standardized accessories.

Power distribution and wire management

        Power distribution and wire management products include baseboards, trunking and ducting, cable routing systems and other products that provide safe distribution of electricity and information in buildings. These items are designed to prevent potentially hazardous contact between electrical wires and cables and other electrical or mechanical equipment or any exposure of such wires and cables, which may pose a danger to end users. They are produced in a broad variety of sizes, colors, styles and materials. Our power distribution products are designed to provide a consistent level of security throughout power distribution networks, to separate low-voltage power current from information networks in buildings (such as cables for VDI networks), and to enable installers and end-users to interconnect quickly and easily with our other products. These products combine quality, safety. reliability, aesthetics and adaptability to changes to the work environment. Within this product group, we offer various products designed specifically for the requirements of particular industries or businesses, such as our range of specialized baseboards and ducts for use in hospitals.

VDI, communications and security

        This product group consists of VDI applications for computer and telephone systems, and other communications and security products such as audio and video entry phones, fire and intruder alarm systems, smoke, water, heat and motion detectors and emergency lighting equipment.

        In the VDI sector, we offer a broad range of pre-wiring hardware for computer, telephone and video applications, such as a new high transmission rate RJ45 multimedia socket for data communication applications, and patch panels or VDI cabinets, which facilitate the organization of telephone and data networks in buildings. In 2003, we have upgraded each of our product lines to the category 6 standard which provides end-users with higher data transmission capacity.

        In the communications sector, we offer a wide range of closed-circuit communications products such as audio and video entry phones and electric chimes for residential use. Our Sfera line of video house porters that is sold in both France and Italy, features a fast-scrolling electronic directory for apartment buildings, can memorize the last 12 visitors and can turn on the building light. Through BTicino, we have developed proprietary methods both for manufacturing these communication systems and for integrating an increasing number of functions through the expanded use of electronics.

        We have developed significant know-how in "smart" house systems known as "residential automation." Through these systems, appliances and electrical functions are connected to a central unit that can be controlled at a distance through the Internet or by fixed-line and cellular telephones. The end user is therefore able to regulate security, comfort and energy consumption remotely. These systems provide us an opportunity not only to sell the control unit, but also to provide the related wire management products, switches and sockets in an integrated package. We are developing domotics systems through several of our subsidiaries. In France, we focus on terminals. In Italy at BTicino, we focus on communication systems. In the United States at the Watt Stopper, we focus on presence detectors. Between 2000 and 2002, we launched a "residential automation" system for the French and Italian markets that connects the residential electrical installation to the telephone line, allowing the user to regulate numerous products such as switches, audio and video phones, security systems and electric shutters, remotely. In France, the system is called Omizzy and in Italy it is called My Home.

        In the security sector, we offer fire and anti-intrusion alarm systems, smoke, water, heat and motion detectors, and emergency lighting equipment for homes, offices and other commercial properties. Our security systems are designed to permit rapid installation by the electrician and maximum flexibility, convenience and security for the end-user. At the same time, we focus on offering enhanced functions and performance improvements, such as, for example, "wireless" alarms, which do not need to have the detectors physically connected to the central alarm unit, thus simplifying installation. Our emergency lighting units include automatic self-checking of batteries and bulbs. In connection with the introduction of our new Type 1 fire alarm we offer full installation assistance under which our personnel work in conjunction with the installer from the planning stage through to completion of the installation, providing assistance with drawings, pricing and verification. In 2003, we updated our URA and Legrand emergency lighting systems to offer simplified and more reliable and secure maintenance.

Industrial Electrical Products

        We offer a range of specialized products that meet various specific industrial needs, such as heavy-duty sockets and electrical cabinets, technical alarms, transformers, signaling and controlling devices and other electrical products designed specifically for industrial applications. This product group includes the Hypra range of industrial sockets that is compatible with the International Electrotechnical Committee (IEC) standard.

        Another example of our products within this group is the industrial electrical cabinet. The Altis range features a complete matching range of standard and customized enclosures. For our Atlantic range of cabinets, we have developed the Cabstop connection plate, which enables cables to be slotted into the cabinet in a single movement without tools, while securing cables as firmly and providing weather-proofing as effective as with more complicated cable glands.

Raw materials and suppliers

        Plastics account for approximately 44% of the raw material consumed in manufacturing our products, metals account for approximately 37% of the raw materials consumed in manufacturing our products, with the balance principally reflecting packaging materials (approximately 19%). Over 50 types of plastics and varying grades and colors of such plastics are used in the manufacture of our different products, with specific plastics selected according to their physical properties and ability to meet requirements such as durability, heat and impact resistance and ease in molding and injection or bonding with other components. By volume, approximately 70% of the metals used by us are ferrous metals used in mechanisms and structures, and approximately 30% are non-ferrous metals, mainly brass and copper, used principally for conducting electricity, and aluminum. We also purchase certain finished and semi-finished electro-mechanical and electronic components for integration into our products such as closed-circuit video communications and sound diffusion products.

        We aim to increase the percentage of raw materials purchased at the group level from the current 40% to 60%. This globalization will be implemented where management judges that cost savings can be achieved without loss of quality.

        We are not materially dependent upon any single supplier for raw materials or components used in the manufacture of our products, and management believes that raw materials and components essential to our operations will remain easily available in all of our principal markets.

Marketing and Distribution

        We sell our products in more than 160 countries, with significant sales in France, Italy, the United States and, to a lesser extent, other European countries, Latin America and Asia. Our financial reporting structure is organized in five geographic segments, based upon region of production and not on where the products are sold.

        For information on our audited net sales and operating income by segment and for information on our net sales by destination (i.e. where the products are sold), See "Operating and Financial Review and Prospects."

Marketing initiatives

        Maintaining, expanding and leveraging brand and product loyalty are central to our strategy. More than 95% of our consolidated net sales in 2003 were made to electrical hardware and equipment distributors. These distributors in turn sell the products principally to individual electricians or contractors, as well as to retail hardware stores. As a result, demand for our products is determined principally by the extent to which individual electricians and contractors request our products from their distributors, and a major portion of our marketing effort is directed towards this group.

        Our sales and marketing staff represents about 14% of our worldwide headcount as of December 31, 2003. Our sales and marketing staff maintains close contact with distributors, electricians, contractors and designers to improve market knowledge of our products, and provides a number of services directed specifically to each type of building industry professional.

        Our marketing focus is to consistently provide customers with a full range of reliable products and systems within a broader "push and pull" strategy. On the "push" side, we maintain a close relationship with electrical hardware and equipment distributors, focusing on product availability, just-in-time delivery and simplifying and expediting ordering, stocking and dispatching of our products. On the "pull" side, we seek to develop and sustain demand for our products by actively promoting them to electricians, contractors, specifiers (such as architects and engineering companies) and end users, with a focus on providing training, practical technical guides and business software applications and on ensuring reliable and readily available product supplies.

        Electricians and contractors.    For electricians and contractors, our focus is on providing training, practical technical guides and business software applications and on ensuring reliable product supplies.

        We offer training programs to electricians and contractors locally as well as at our "Innoval" international training center in Limoges, France. These training programs are designed to expand installers' expertise and services to include our new electrical equipment and new installation methods. The Innoval training center offers 30 separate hands-on programs in areas ranging from the wiring of electrical cabinets and fiber-optic cabling to installing emergency lighting systems and regulations applicable to the electrical installation business. The Innoval training center is fully automated and uses facilities that include movable workbenches and video and IT tools. Since its launch in 1999, the center has provided training programs to an average of approximately 1,000 individuals per year. In addition, we offer training programs on a localized basis through initiatives in countries including the United Kingdom, Greece and Brazil.

        In France, we have established a series of five websites for industry professionals, each directed at a separate category of business, from architects to self-employed electricians. After keying in their password, users have quick, easy access to regularly updated material that includes automatic selection charts, catalogs, design tools, order records and more. Our other electronic catalogs include the E-catalog product database—also available on PDA——and SpecPartner, a service provided by Pass & Seymour in the United States. We have established a group-wide software multimedia unit to coordinate our range of on-line guides and business software.

        Our business software applications include XL-Pro2 software for electrical cabinet wiring, LabelMo labeling software for VDI networks, an "add up and sell" quotation package for self-employed electricians and a website provided by Ortronics in the United States that allows consultants and electricians to design a VDI network using a database that contains full specifications and diagrams, backed up by software which tests the compatibility of selected components and videos which illustrate more complex installation procedures.

        In addition, we ensure that our products are available in the long-term, thus enabling installers to replace or upgrade individual units with compatible equipment and without the need to reconstruct an entire electrical system.

        Electrical products distributors.    Initiatives aimed at distributors focus on constant product availability, just-in-time delivery and simplifying and speeding up the tasks of ordering, stocking and dispatching our products. We have focused on facilitating catalog use by providing electronic catalogs and reducing the number of catalog references, standardizing packaging sizes and appearance, and introducing innovative features such as pre-sorted deliveries.

        Examples of our initiatives include:

  •
  In France, many of our distributors have agreed to maintain priority stocks of certain of our products at all times. We, in turn, maintain large quantities of non-priority products in our finished goods inventory which, coupled with a computerized inventory control system, enables us to respond rapidly to distributors' orders. In emergency situations, our products not stocked by distributors can be delivered within 48 hours to any location in France through "Dispo-express," our own delivery service.

  •
  In the United States, Pass & Seymour receives inventory details from certain large distributors on a daily basis. When stock levels drop below a pre-defined level, new stocks are prepared and shipped immediately. Pass & Seymour also has an action plan which provides for the delivery of key products to distributors in the event of a natural disaster.

        End-users.    For end users, we actively promote our products through specific marketing and advertising campaigns emphasizing the design and functional aspects of our products, and through attractive, informative packaging and full information on new applications.

Logistics, inventory management and distribution

        We strive to ensure timely product delivery while reducing inventory-carrying costs. To that effect, we have implemented industrial management methods such as Kanban and Manufacturing Resources Planning 2, or MRP.2.

        Kanban is an inventory just-in-time management system that manages the amount of parts required for various subassemblies and parts required for final assembly. Kanban manages the inventory system so that batches from the supplying work centers are provided whenever they are needed in assembly or distribution centers. Kanban is one of the most popular inventory management systems and is based on the use of "kanbans", which are cards.

        The Kanban system is either a single or two card system whereby if a work center produces a part which is then stored and subsequently distributed, the work center will not be authorized to start production of another part until it receives the card from either the assembly or distribution center indicating that the initial part has been utilized.

        Manufacturing Resources Planning is a production management system which enables us to plan the use of all manufacturing resources, including those related to operational planning, financial planning, business planning, capacity requirements and master production scheduling.

        We also focus on product design and manufacturing measures on an ongoing basis in order to increase the number of standardized components used in our products.

        In each market where we distribute our products, we maintain logistic systems, inventory management systems and distribution systems adapted to local market conditions. Our operating subsidiaries typically accept orders and ship products out of their own stock. These stocks include both products produced locally and products manufactured in other jurisdictions but distributed locally. We have implemented automated and computerized systems for many of our warehouses, as well as centralized inventory management. Our three biggest warehouses (located in France and Italy which supply most of the European countries where we have market share) are equipped with a highly advanced warehouse management system, Warehouse Management System (WMS), allowing us to manage inventory and to schedule preparation of items for delivery on a real time basis. This system has enabled us to dramatically improve our quality of deliveries by ensuring that the right items are delivered at the right time.

        Our DRP (Distribution Resources Planning) tool manages inventories, forecasts, planning and replenishment for 16 subsidiaries worldwide (Spain, Italy, Belgium, UK, Germany, Austria, Portugal, Switzerland, Netherlands, Ireland, Poland, Turkey, Greece, Chile, Singapore and Russia) for the Legrand brand name and 6 subsidiaries (France, Belgium, Spain, Germany, Austria, Chile) for the BTicino brand name. The addition of Costa Rica, Mexico and Columbia are planned for 2004.

        Our subsidiaries operate on a decentralized basis, in accordance with our organizational strategy. For example, they are able to determine rebates and discounts within the limits of strategic parameters set by our central management, and are reviewed regularly (at least annually) in order to monitor and correct performance. Our ratio of inventory value to consolidated net sales has declined from 15.2% at year-end 2001 to 14.0% at year-end 2003 mainly due to our various initiatives to streamline logistics and inventory management.

Principal customers

        We make sales principally to electrical distributors, generally on the basis of our standard terms and conditions for sales in each market. Our two largest customers are the French electrical wholesale groups Sonepar and Rexel. Sonepar and Rexel each accounted for approximately 15%, 13% and 13% of our consolidated net sales in 2001, 2002 and 2003, respectively. See "Risk Factors—We may be adversely affected by our reliance on our two largest distributors." Management believes that no other single customer or affiliated group of customers represented more than 5% of our worldwide consolidated net sales in 2003. Our other main customers include FinDea SpA in Italy, and Graybar, Wesco, Home Depot and Anixter in the United States.

Dependence on Patents & Licenses

        We hold more than 4,500 utility patents in close to 70 different countries, some of which relate to the filing of the same or similar patented technologies in multiple jurisdictions. Our utility patents portfolio is diversified with approximately 17% of our utility patents held in France, 12% in Italy, 10% in Germany, 9% in the United States, 9% in Spain and 8% in the United Kingdom and the remaining 35% in other countries.

        Our utility patents cover approximately 1,400 different systems and technologies. In 2003, we registered more than 80 new patented technologies. The average age of our utility patent portfolio is between seven to eight years which is typical for other players in the market for our products We do not license the use of our products to third parties nor do we license use of technologies from third parties.

Competition

        We focus on the worldwide market for products and systems for low-voltage electrical installations and information networks in buildings—to the exclusion, for instance, of markets such as electricity generation or transmission, bulbs and lighting equipment, and electrical cabling. Management estimates that net sales in the markets in which the same or similar types of products available in our catalog are sold amounted to approximately €48 billion in 2003 worldwide. With annual sales of €2.76 billion in 2003, management estimates that we held an average worldwide share of approximately 6% of the markets in which the same or similar types of products available in our catalog are sold. The following table presents a breakdown of our estimate of our average market share in each of the main geographical areas in which our products are sold:

Market shares(1) (our estimates)
France	26%
Italy	24%
Rest of Europe	4%
USA and Canada	3%
Latin America	9%
Asia	1%

(1)
This data is based on management estimates and has not been verified by an independent third party. See "Market and Industry Data."

        We have well-established market positions in France, Italy and several other European countries, as well as in North and South America. Our principal direct competitors include:

  •
  specialized companies which mainly operate locally, such as Hager Tehalit in France, Gewiss SpA and Vimar SpA in Italy, Niko N.V. in Belgium, Rittal GmbH & Co. KG, Merten GmbH & Co. KG and Jung in Germany, Simon in Spain, MK Electric Ltd. and Electrium Ltd. (United Kingdom) in the Rest of Europe segment, Leviton Mfg. Company, Inc., Panduit Corp., Thomas & Betts Corp., Eaton Corp. and Hubbell Inc. (United States) in the United States and Canada segment; and

  •
  multinational companies that compete with us in more than one national market, although not with respect to the full range of their products, such as Schneider, ABB Asea Brown Boveri Ltd., Siemens AG, General Electric Company, Matsushita Group, Hubell Inc., and Cooper Industries, Inc.

        The demand for our products is determined principally by the extent to which electricians and contractors request our products from distributors. Management believes that electricians' and contractors' familiarity with and confidence in our products is a key element in maintaining and expanding our market position. In addition, management believes that in countries where we have established a well-developed market position, the repeated use by electricians and contractors of our products strengthens our position and represents an important competitive advantage. Manufacturers that do not have an established reputation for providing a broad range of quality products over the long term may face significant disadvantages due to the historical reluctance of electricians and contractors to test new manufacturers without proven track records.

        Management believes that our principal markets are characterized by a relative lack of commoditization of electrical products, and that, while price is one factor which may influence electricians' or contractors' choice of product brand, various other factors may influence the choice of brand including individual electrician's or contractor's familiarity with and confidence in a specific brand, ease of installation, product features and technical performance, product safety, the depth of related and compatible products, long-term product availability and sales and technical support. Accordingly, our ability to compete successfully depends on determining and meeting those needs, as well as the development of new or improved products. For further information, see "—Marketing and Distribution."

  C    Operational Structure

        The diagram below summarizes the structure of Legrand's operating subsidiaries. In France, our operations are organized through Legrand SA and Legrand SNC and approximately five French operating subsidiaries. In Italy, we operate primarily through our largest Italian operating subsidiary, BTicino, which operates manufacturing and distribution facilities in different regions in Italy and, through local subsidiaries elsewhere in Europe, Latin America and Asia. In the United States and Canada, we conduct our operations principally through The Wiremold Company, Pass & Seymour, The Watt Stopper and Ortronics. In addition to our primary subsidiaries identified in the following chart, we have operating subsidiaries in other countries in Europe and the rest of the world.

        In 2003, we carried out an internal reorganization in order to simplify our internal financial structure.

        We operate manufacturing and/or distribution subsidiaries and offices in close to 60 countries and sell our products in more than 160 different national markets. We report our results in the following five geographic segments, based on region of production:

  •
  the France segment, which represented approximately 32.5% of our consolidated net sales in 2003 and where 34.8% of our employees were located at year-end 2003. Approximately 86% of the net sales recorded by the France segment in the year ended December 31, 2003 related to products sold in France, while the remainder related to export sales.

  •
  the Italy segment, which represented approximately 20.5% of our consolidated net sales in 2003 and where 12.3% of our employees were located at year-end 2003. Our largest subsidiary in Italy is BTicino, which operates manufacturing and distribution facilities located in different regions of Italy, as well as elsewhere in Europe (principally Spain, Belgium and Germany), Latin America (Mexico, Chile, Venezuela, Peru and Costa Rica) and Asia (Thailand). Sales by facilities located outside of Italy are recorded by the segments corresponding to its respective geographic region.

  •
  the Rest of Europe segment, which represented approximately 17.9% of our consolidated net sales in 2003 and where 18.5% of our employees were located at year-end 2003. Our principal operations in European countries other than France and Italy are located in Belgium, Poland, Portugal, Spain, the United Kingdom, Greece and Turkey.

  •
  the United States and Canada segment, which represented approximately 19.1% of our consolidated net sales in 2003 and where 11.0% of our employees were located at year-end 2003. Our largest subsidiary in the United States and Canada segment is The Wiremold Company, which (itself and through subsidiaries) operates manufacturing and distribution facilities located in different regions of the United States and Canada, as well as in China and Poland. Sales by the facilities located outside of the United States and Canada are recorded by the segments corresponding to its respective geographic region.

  •
  the Rest of the World segment, which represented approximately 10.0% of our consolidated net sales in 2003 and where 23.4% of our employees were located at year-end 2003. Our principal operations in other countries are located in Brazil, India, Mexico and South Korea.

        In October 2001, two weeks after the European Commission's decision to require Schneider to divest its shareholding in Legrand—See "History and Development above—our management launched an organizational initiative to:

  •
  maintain our country-based organization;

  •
  regroup our facilities into five industrial divisions, reflecting our five product groups, in order to optimize the group's manufacturing and research and development resources;

  •
  form group-wide teams to focus on specific group-wide initiatives and projects, such as a VDI team and a commercial strategy team; and

  •
  appoint a Legrand executive committee to systematize the coordination of various functions of the group, such as marketing, commercial and industrial, human resources, logistics and finance.

        Our international business is structured on a decentralized, entrepreneurial basis, with local managers urged to manage local operations using an approach sometimes characterized as "manage it as if it were your own company." As a result, our subsidiaries and local operations are given significant latitude to manage the group's business locally and to organize personnel policies. We believe that this approach motivates managers and employees, and increases our responsiveness to the needs of and changes in local markets.

        This approach is characterized by a close integration of subsidiaries that is the result of our historic focus on one core business activity pursuant to which the various local subsidiaries exchange their knowledge, areas of expertise, components and finished and semi-finished products. Some subsidiaries, such as Ortronics (USA) and Arnould (France) for VDI products, Antibes (France), Bergame and Varese (Italy) for power protection products and The Watt Stopper (USA) for automated lighting, act as centers of expertise for the group as a whole. In addition, we have put in place a series of teams across the group to coordinate and streamline policies in areas where we believe that a group-wide approach would lead to greater efficiency, such as manufacturing and research and development activities. We believe that a global approach in these fields could lead to greater efficiency. These teams have broadened and strengthened as part of the organizational initiative launched in October 2001.

        In addition, management exercises strong strategic, marketing, product development and financial controls at the group level. Annual budgets, business plans by market, product and country and the strategic parameters of local operations are set by our central management, and are reviewed regularly in order to monitor and improve performance.

  D    Property, plants and equipment

        We seek to optimize our manufacturing processes, to improve our efficiency and to reduce our production costs by increasing the level of specialization within each site according to particular technologies or product families, by relocating production in low-labor cost areas and by increasingly implementing a "make or buy" analysis on a group-wide basis (we will consider greater outsourcing of production where management judges that cost savings can be achieved without loss of key intellectual proprietary expertise or quality). We constantly seek solutions to increase productivity, particularly in periods of recession or of decreases in demand in our markets. To further these objectives, five industrial divisions reflecting our five product groups were created in October 2001. Since the commencement of the reorganization initiative in October 2001, we have succeeded in establishing specific teams and identifying the position of each of our sites in the new structure of our business. Currently the respective industrial divisions reflecting our five product groups elaborate their respective strategic plans.

        Our manufacturing plants, together with our headquarters, represent our major properties. We operate over 50 manufacturing sites and complexes in more than 20 countries around the world, most of which are located in rural areas and employ between 200 and 500 individuals per site. Our most significant production sites are located in France, Italy and the United States.

        Set forth below are the names, the value and the location of our material tangible assets:

Site or Subsidiary	Land	Buildings	Machinery & Equipment	In progress & other	Total	Country	Site location
Legrand SA	7.3	64.7	77.6	17.4	166.9	France	Limoges
Legrand Normandie	2.5	18.3	20.3	2.1	43.1	France	Normandie
Inovac	1.1	12.2	22.6	9.2	44.9	France	Sillé le Guillaume
Legrand SNC	4.9	29.2	11.4	0.5	46.0	France	Limoges
Arnould	0.2	6.5	12.8	1.2	20.7	France	Saint Marcellin
Legrand Antibes	0.5	6.2	3.8	1.6	12.0	France	Senlis
Legrand Strasbourg	0.0	0.0	10.1	0.2	10.3	France	Strasbourg
Bticino Italy	2.5	55.4	74.5	5.8	138.1	Italy	Varese, Bodio, Erba, Napoli, Bergamo, Tradate, Usmate
Legrand Italy	2.0	10.8	12.7	0.8	26.3	Italy	Alessandria
Legrand Portugal	1.1	4.1	13.0	1.8	19.9	Portugal	Carcavelos
United Kingdom	5.8	16.1	8.4	2.5	32.9	United Kingdom	Scarborough, West Bromwich, Wednesbury
Fael Poland	0.0	6.1	2.8	3.6	12.4	Poland	Zabkovice
Kontavill Hungary	0.2	5.3	6.7	4.2	16.5	Hungary	Szentes
Legrand Germany	0.4	6.4	3.3	3.1	13.1	Germany	Soest
Legrand Austria	0.3	9.9	0.7	0.6	11.5	Austria	Wernerg
Wiremold-North America	1.5	9.6	25.8	11.0	47.8	USA	West Hartford, Philadelphia, Rocky-Hill, Williamstown
Pass & Seymour—USA	2.1	12.0	21.8	7.8	43.8	USA	Concord, Greensboro, San Antonio
Pial Brazil	1.1	4.0	6.8	2.6	14.5	Brazil	Bonsuccesso, Campo Largo
Anam Legrand South Korea	8.0	3.4	1.3	1.2	13.9	South Korea	Seoul
Rocom Hongkong	1.8	3.8	4.3	0.5	10.4	Hongkong	Hongkong

        In France, our main concentration of manufacturing sites is located near our headquarters in Limoges. We have additional manufacturing sites throughout France and, in particular in Normandy, Antibes and Pau. In addition, Arnould operates three manufacturing facilities in the south of France, which produce specialized and high performance fittings, such as telephone and computer sockets, Baco manufactures circuit breakers in northeastern France, Inovac and Planet Wattohm manufacture retail products and plastic cable ducts in central France and the Paris region, respectively, and URA manufactures emergency lighting units in western France.

        In Italy, BTicino's main manufacturing site is located in the Varese region of northern Italy, where we produce a broad range of residential and commercial end-user power control fittings and power distribution equipment. Other manufacturing sites in northern Italy are dedicated to residential fittings, intercoms, entry-phones, molded-case circuit breakers and electrical cabinets. BTicino presently operates a total of six production plants in Italy. In addition, Legrand SpA operates two units in Italy and another subsidiary operates two additional units.

        In the Rest of Europe, we principally have manufacturing sites in Germany, Hungary, Poland, Portugal, Russia, and Spain.

        In the United States and Canada, our main manufacturing sites are located in North Carolina and Connecticut, where we produce ranges of residential, commercial and industrial end user power control fittings as well as wire management products and VDI products. Other sites are located in California, Florida and West Virginia.

        In the Rest of the World, we have facilities in Australia, Brazil, Colombia, Costa Rica, Chile, China, Egypt, India, Iran, Mexico, Morocco, Peru, South Korea, Thailand, Turkey and Venezuela.

Environmental matters

        We, like other companies in similar industries, are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate. These laws and regulations impose increasingly stringent environmental obligations regarding, among other things, air emissions, asbestos, noise, wastewater and solid waste discharges, the protection of employee health and safety, the use and handling of hazardous waste or materials, waste disposal practices and the remediation of environmental contamination. We could therefore be exposed to costs and liabilities, including liabilities associated with divested assets and past activities under environmental laws. In most of the jurisdictions in which we conduct our operations, industrial activities are subject to obligations to obtain environmental permits, licenses and/or authorizations, or to provide prior notification to the appropriate authorities.

        Our objective is to comply in all material respects with applicable environmental and pollution control laws, and all related permit requirements. We believe that the principal environmental risks arising from our current operations relate to our metal cutting and surface treatment activities and use of paints in manufacturing activities.

        As part of obtaining ISO 14001 certification for our plants, we have implemented a policy of identifying environmental risks with the assistance of environmental consultants and, where appropriate, we are taking necessary remedial action. Each plant either has a person specifically responsible for environmental matters or such duties rest with the plant manager and/or manufacturing manager. In 2002, 41 manufacturing units were awarded ISO 14001 certification for environmental compliance. As part of our process of expanding ISO 14001 certification to more plants we may become aware of unknown environmental risks and liabilities, such as at properties where environmental assessments have not previously been conducted.

        Asbestos Containing Materials, or ACM, were formerly commonly used as building materials such as insulation or tiling in industrial buildings. The use of ACM was standard practice throughout the world until the late 1970s when it began to be phased out. Given the varying ages of our production facilities, we have identified ACM as being present at certain of our facilities and certain of our employees may have been exposed to asbestos present in such buildings—See "Legal Proceedings" below.—

        We believe that our reserves for environmental risks are recorded in an appropriate amount when environmental assessments are made or remedial efforts are probable and the costs can be reasonably estimated, but in no event later than our commitment to a plan of action. However, it is often difficult to quantify environmental liabilities, so we may need to revise our current reserves to address all of our current environmental liabilities.

Insurance

        We are insured primarily through centralized global packages. We believe that the coverage provided by these packages is generally comparable to that of industrial groups of the same size and in the same sector throughout the world. These packages provide global coverage for significant risks and activities related to our operations and activities including damage to property and resulting operating losses, executive (directors and officers) and civil and product liability.

        We intend to continue our practice of obtaining global packages where practicable, increasing coverage where necessary and reducing costs through self-insurance where appropriate.

Legal Proceedings

        In October 2003 an action was brought against us and two other major suppliers of back-wires in the United States alleging that one of our products, quick connect receptacle, is not suitable for consumption and should be withdrawn from the United States markets and all production should be discontinued.

        We have responded to these allegations and filed a counterclaim, as we believe that this claim is unsubstantiated. The quick connect receptacle has been sold in the United States over the past years and during such period no accidents have been reported in connection with the use of such receptacles. In addition we do not believe that the claimant has evidence of damages nor has the claimant alleged any damages or accidents from the receptacle use in his claim. This litigation is currently being considered by the Superior Court of the State of California and the United States District Court of South Carolina Charleston Division as to certain procedural matters. At this time and although the Company believes the claims are unsubstantiated, it is too early to assess the eventual outcome of this litigation.

        In the second half of 2001, approximately 180 current and former employees of BTicino, our primary Italian subsidiary, commenced two class actions and three individual suits against the Italian social security agency for early retirement payments citing alleged exposure to asbestos during the manufacture of products at our Torre del Greco facility. BTicino, as the employer, is a party to the suit, as is customary under Italian law. Pursuant to Italian law, if the employees prove long-term (at least 10 years) exposure to asbestos, they may be entitled to retire early and, as a result, could receive higher retirement payments over the course of their retirement. Although any early retirement payments would be payable by the Italian social security agency, we cannot assure you that the Italian social security agency will not seek a contribution from us for all or a portion of the payments. Further, regardless of whether the employees are successful in their claim for early retirement payments, they may also commence personal injury claims against us relating to damages they could allege to have suffered. Should any employee proceed with such claims, we could incur significant costs defending against such claims and could be required to pay potentially significant damage awards. Our potential exposure in Italy would depend, among other things, on the type and scope of asbestos damage claims asserted against us (which have not yet been asserted). As a result, we cannot estimate our potential exposure with respect to asbestos claims, and there can be no assurance that such claims will not, individually or in the aggregate, have a material adverse effect on our business, financial condition and cash flows.

        With respect to environmental matters and mainly because of past operations and the operations of predecessor companies, we are a party to various lawsuits and claims of types that are common to companies in the manufacturing sector, including claims relating to groundwater and soil contamination due to disposal and releases of hazardous substances and waste. We do not expect the outcome of any such proceedings, either individually or in the aggregate, to have a material adverse effect on our operations, financial condition or cash flows. New information or future developments, such as changes in law (or its interpretation), environmental conditions or our operations, could result in increased environmental costs and liabilities that could have a material effect on our financial condition or results of operations.

        We are also involved in other litigation from time to time in the ordinary course of our business. We do not expect the outcome of such proceedings, either individually or in the aggregate, to have a material adverse effect on our operations, financial condition or cash flows.

Exchange Controls

        Under current French exchange control regulations, there are no limitations on the amount of cash payments that may be remitted to non-residents of France. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-resident be handled by an authorized intermediary bank. All registered banks and substantially all credit establishments in France are accredited intermediaries.

Item 5    Legrand Holding Operating and Financial Review and Prospects

        Unless otherwise indicated, all amounts in this discussion and analysis are presented in accordance with accounting principles generally accepted in France ("French GAAP"). You should read the following discussion of our financial condition and results of operations together with the consolidated financial statements and the notes to such statements included in this annual report.

        French GAAP differs in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"). For a description of the differences between French GAAP and US GAAP as they relate to us as well as a reconciliation of our consolidated net income (loss) and consolidated shareholders' equity between French GAAP and US GAAP, refer to note 29 to our consolidated financial statements and to note 28 to Legrand SA financial statements.

        On December 10, 2002, we acquired through our subsidiary Legrand SAS approximately 98% of the outstanding share capital of Legrand SA. On October 2, 2003, we acquired the remaining shares of Legrand SA following a public buy-out offer and a minority interest "squeeze out."

        In connection with the acquisition of Legrand SA, we changed our fiscal year end from July 31 to December 31, resulting in a 17-month fiscal period ended December 31, 2003 in accordance with French GAAP. In addition to these statutory periods, our financial statements prepared in accordance with French GAAP also include statements of income for the calendar year ended December 31, 2003 and the five-month period from August 1, 2002 to December 31, 2002. Prior to our acquisition of Legrand SA, we had no significant operations of our own. Accordingly, our results of operations for the five-month period from August 1, 2002 to December 31, 2002 represents operations since December 10, 2002, the date of our acquisition of Legrand SA. Because we had no significant operations of our own prior to December 10, 2002, Legrand SA is considered our predecessor.

        For purposes of presenting our operating and financial review and prospects, we utilized reporting periods (calendar year ended December 31, 2003 and five-month period from August 1, 2002 to December 31, 2002) rather than statutory periods (17-month period ended December 31, 2003) as the basis for the discussion that follows. Throughout the discussion that follows (Operating and Financial Review and Prospects), we refer to the calendar years ended December 31, 2003, 2002 and 2001 as "2003", "2002" and "2001."

        We analyzed the change in our historical results of operations for 2003 by comparison to our historical results of operations for the period from December 11, 2002 through December 31, 2002. Because our historical results of operations in 2002 do not represent results of operations for an entire year and are, therefore, not directly comparable to our historical results of operations for 2003, we adjusted the analyzed change by the historical results of operations of our predecessor for the period from January 1, 2002 to December 10, 2002.

        On a similar basis for 2002, we analyzed the change in the historical results of operations of our predecessor for the year ended December 31, 2001 with the historical results of operations of our predecessor for the period from January 1, 2002 to December 10, 2002. Since the historical results of operations of our predecessor in 2002 do not represent its results of operations for an entire year and are therefore, not directly comparable, we have adjusted the analyzed change by our historical results of operations for the period from December 11, 2002 to December 31, 2002. Our historical results of operations for the period from December 11, 2002 to December 31, 2002 have been presented in two components (i) the underlying results of operations of our predecessor and (ii) the effect on our results of operations of purchase accounting adjustments and our financing activities.

        Please note that all percentages may vary by one or two digits as they may be calculated on figures that have not been rounded.

  Overview

        We are one of the world's leading international manufacturers of products and systems for low-voltage electrical installations and information networks used in residential, commercial and industrial buildings. We are a "pure-play" operator, focused on developing, manufacturing and marketing a complete range of low-voltage electrical equipment—to the exclusion, for example, of electricity generation or transmission, bulbs and cables. We began operating more than 77 years ago and market our products under widely recognized brand names, including Legrand and BTicino. We are headquartered in Limoges, France with manufacturing and/or distribution subsidiaries and offices in close to 60 countries, and we sell our products in more than 160 national markets. Our key markets are France, Italy and the United States, which accounted for more than 65% of our net sales (by customer location) in each of our last three fiscal years.

  A    Operating Results

Introduction

        Our management analyzes our financial condition and results of operations on the basis of five geographic segments based on region of production and not on where we sell our products. These are:

  •
  France,

  •
  Italy,

  •
  Rest of Europe,

  •
  United States and Canada, and

  •
  Rest of the World.

        For most purposes, we organize our management structure and internal controls on the basis of our geographic segments or national markets, rather than by product type or class, because local economic conditions and consumer demands are the principal factors affecting our sales and market performance.

        For information on the impact of fluctuations in exchange rates on our consolidated results, see "—Variations in Exchange Rates" below.

        The table below shows a breakdown of net sales and operating income of Legrand Holding by geographical segment for the fiscal year ended December 31, 2003 and the period from December 10, 2002 to December 31, 2002 and a breakdown of net sales and operating income of Legrand SA, our predecessor, by geographic segment for the fiscal year ended December 31, 2001 and the period ended December 10, 2002.

	Predecessor				Legrand Holding SA
	Year ended December 31, 2001		Period from January 1, 2002 through December 10, 2002		Period from December 10, 2002 through December 31, 2002		Year ended December 31, 2003
	€	%	€	%	€	%	€	%
	(in € millions, except percentages)
Net sales by origin:
France	942.0	30.4	849.0	30.9	64.0	28.8	897.4	32.5
Italy	563.0	18.2	533.0	19.4	35.0	15.8	567.3	20.5
Rest of Europe(1)	509.0	16.4	463.0	16.8	39.0	17.6	494.2	17.9
United States and Canada	743.0	24.0	608.0	22.1	57.0	25.7	526.7	19.1
Rest of the World(2)	339.0	11.0	295.0	10.8	27.0	12.1	276.2	10.0

Total	3,096.0	100.0	2,748.0	100.0	222.0	100.0	2,761.8	100.0
Operating income (loss) by origin:
France	155.0	39.7	140.0	41.0	(71.0)	54.1	(3.4)	(3.3)
Italy	115.0	29.5	104.0	30.3	(32.0)	24.4	61.3	60.1
Rest of Europe(1)	26.0	6.7	14.0	4.2	(12.0)	9.2	(3.6)	(3.5)
United States and Canada	15.0	3.8	20.0	5.8	(12.0)	9.2	18.5	18.1
Rest of the World(2)	79.0	20.3	64.0	18.7	(4.0)	3.1	29.2	28.6

Total	390.0	100.0	342.0	100.0	(131.0)	100.0	102.0	100.0

(1)
Including principally Belgium, Poland, Portugal, Spain and the United Kingdom.

(2)
Including principally Brazil, Chile, Colombia and Mexico in Latin America, and India, South Korea and Thailand in Asia.

        In order to provide investors with information on where we sell our products, the table below shows a breakdown of net sales of Legrand Holding by geographical segment for the fiscal year ended December 31, 2003 and the period from December 10, 2002 to December 31, 2002 and a breakdown of net sales of Legrand SA, our predecessor, by geographic segment for the fiscal year ended December 31, 2001 and the period from January 1 to December 10, 2002. Sales by destination means all sales made to third parties by us in a given geographic market.

	Predecessor				Legrand Holding SA
	Year ended December 31, 2001		Period from January 1, 2002 through December 10, 2002		Period from December 10, 2002 through December 31, 2002		Year ended December 31, 2003
	€	%	€	%	€	%	€	%
	(in € millions, except percentages)
by destination:
France	815.0	26.3	736.0	26.8	55.0	24.8	776.5	28.1
Italy	556.0	18.0	525.0	19.1	35.0	15.8	557.5	20.2
Rest of Europe(1)	528.0	17.1	479.0	17.4	39.0	17.6	519.3	18.8
United States and Canada	729.0	23.5	597.0	21.7	56.0	25.1	520.2	18.8
Rest of the World(2)	468.0	15.1	411.0	15.0	37.0	16.7	388.3	14.1

Total	3096.0	100.0	2748.0	100.0	222.0	100.0	2761.8	100.0

(1)
Including principally Belgium, Poland, Portugal, Spain and the United Kingdom.

(2)
Including principally Brazil, Chile, Colombia and Mexico in Latin America, and India, South Korea and Thailand in Asia.

Factors that Affect our Results of Operations

Net Sales

        Net sales by segment include sales of products that are exported from the segment's geographic area, but exclude all intra-group sales.

        Our various national and regional markets have different demand trends, principally as a result of local economic conditions and local standards of living, which affect the level of renovation, refurbishment and new building of homes, stores and office buildings, as well as the level of corporate investment in industrial facilities. Underlying demand is also linked to the rate of real estate turnover, since newly acquired properties are frequently renovated or refurbished. We estimate that approximately 60% of our consolidated net sales are generated from the renovation market, which we believe limits our exposure to the more cyclical nature of the new construction market which represents approximately 40% of our consolidated net sales.

        Changes in our consolidated net sales reflect five principal factors:

  (i)
  changes in sales volume (i.e., the number of units of each product sold in each period);

  (ii)
  the "mix" of products sold, including the proportion of new or upgraded products with higher prices;

  (iii)
  changes in product sales prices (including quantity discounts and rebates, and cash discounts for prompt payment);

  (iv)
  fluctuations in exchange rates between the euro and the currency in which the relevant subsidiary maintains its accounts, which affect the level of net sales from that subsidiary as expressed in euro upon consolidation; and

  (v)
  changes in the subsidiaries consolidated by us, principally as a result of acquisitions or disposals (which we refer to as "changes in the scope of consolidation").

        In 2003, we recognized discounts afforded to customers for prompt payment as a deduction from net sales which was not the case for our Predecessor. For comparability of the 2003 and 2002 financial data, we adjusted the 2002 net sales to give effect to discounts to customers for prompt payment.

Cost of Goods Sold

        Cost of goods sold consists principally of the following:

  •
  Costs of materials used in production. Excluding the impact of a non-recurring, non-cash purchase accounting charge of €125.8 million in 2003 and €49.4 million in 2002 related to the re-valuation of inventories incurred in connection with the acquisition (the "non-recurring, non-cash purchase accounting charge"), costs of production materials generally account for approximately 50% of our consolidated cost of goods sold. Approximately 61% of the cost of production materials relates to components and semi-finished goods and approximately 39% to raw materials. We purchase most of the materials used in production locally. As a result, the prices of these materials are generally determined by local market conditions. However, we are aiming to increase the percentage of production materials that we purchase at the group level from 40% (current) to 60% in order to benefit from economies of scale and enhanced purchasing power.

  •
  Salary costs and payroll charges for employees involved in manufacturing. These generally increase on an aggregate basis as sales and production volumes increase, and decline as a percentage of net sales as a result of economies of scale associated with higher production volumes. Excluding the impact of a non-recurring, non-cash purchase accounting charge of €125.8 million due to the re-valuation of inventories in 2003, salaries and payroll charges typically account for approximately 30% of cost of goods sold.

  •
  Revaluation of inventories due to the Acquisition. In connection with the acquisition of Legrand SA, we recorded a purchase accounting adjustment related to the re-valuation of inventories. This adjustment reflects the non-recurring, non-cash purchase accounting charges of €125.8 million in 2003 and of €49.4million in 2002. As of December 31, 2003, this purchase accounting adjustment has been fully reversed and charged to income; consequently it will have no impact on our future results of operations.

  •
  The remaining cost of goods sold consists of:

  •
  depreciation of fixed assets;

  •
  outsourcing or subcontracting costs which have increased over the last twelve months due to our more systematic make or buy approach to projects; and

  •
  other general manufacturing expenses, such as expenses for energy consumption.

        The main factors that influence cost of goods sold as a percentage of net sales include:

  •
  production volumes, as we achieve economies of scale through higher production volumes by spreading fixed production costs over a larger number of units produced;

  •
  the implementation of cost control measures aimed at improving productivity, including automation of manufacturing processes, reduction of fixed production costs, refinements in inventory management;

  •
  the implementation of a purchasing project aimed at optimizing purchasing and reducing costs through globalization, internationalization and standardization; and

  •
  product life cycles, as we typically incur higher cost of goods sold associated with manufacturing over-capacity during the initial stages of product launches and when we are phasing out discontinued products.

Administrative and Selling Expenses.

        Our administrative and selling expenses consist principally of the following:

  •
  salary costs and payroll charges for sales personnel and administrative staff, which typically account for approximately 40% of our administrative and selling expenses. Aggregate expenses relating to our sales personnel generally increase or decrease principally with changes in sales volume due to the need to increase or decrease sales personnel to meet changes in demand. Aggregate expenses relating to our administrative staff are generally less influenced by changes in sales volumes;

  •
  expenses related to the use and maintenance of administrative offices;

  •
  other administrative expenses, including expenses relating to logistics and information systems;

  •
  general advertising expenses, which tend to increase as we launch new, higher value-added and more expensive products that require increased marketing efforts; and

  •
  other selling expenses, such as printing costs for catalogs and expenses incurred in connection with travel and communications.

  •
  amortization expense for trademarks recorded in conjunction with the acquisition of Legrand SA.

Operating Income.

        Our operating income consists of net sales, less cost of goods sold, administrative and selling expenses and other operating expenses. Other operating expenses include, principally, amortization of goodwill, as well as research and development costs and restructuring charges. Operating income does not include our interest income (expense) (described below).

        In general, increases in sales volume and related increases in production volumes may generate economies of scale due to lower operating expenses per unit sold, which results in higher operating income, both in absolute terms and as a percentage of net sales. For example, in the France, Italy segments where we have well-established market positions and in the Rest of the World, operating income adjusted for purchase accounting entries as a percentage of net sales is higher than in segments where our market position is less developed.

Net Interest Expense.

        Our net interest expense consists principally of interest income on cash and cash equivalents, less interest expense, including interest paid on the TSDIs, the Yankee bonds, the High Yield bonds and the amounts made available to us under the Senior Credit Facility. See "—Liquidity and Capital Resources".

Changes in Net Sales Excluding Changes in the Scope of Consolidation and Using Constant Exchange Rates

        In the discussion below, we sometimes refer to net sales or changes in net sales "excluding the effects of changes in the scope of consolidation and using constant exchange rates." We believe that this measure is a useful tool in analyzing, explaining and understanding changes and trends in our historical consolidated net sales. Measures described as "excluding the effects of changes in the scope of consolidation and using constant exchange rates" are computed as follows:

Companies Acquired during the Current Period

        Where companies are acquired during the current period, the net sales of the acquired company are reflected in our consolidated statement of income for only the portion of the current period from the date of first consolidation of such company. Consolidated net sales excluding the effect of acquisition include sales of the acquired company, based on sales information we receive from the party from whom we acquired such company, for the portion of the prior period equal to the portion of the current period during which we actually consolidated the entity.

Companies Acquired during a Prior Period

        Where companies were acquired during the prior period, the net sales of the acquired company are reflected in our consolidated statement of income for the entirety of the current period but only for the portion of the prior period from the date of first consolidation of such company. Consolidated net sales excluding the effect of acquisitions include sales of the acquired company, based on sales information we receive from the party from whom we acquired such company, for the portion of the prior period during which we did not consolidate the entity.

Disposals during the Current Period

        Where companies are disposed of during the current period, the net sales of the company disposed of are reflected in our consolidated statement of income for only the portion of the current period prior to the date of disposal and deconsolidation. Consolidated net sales excluding the effect of disposals exclude sales of the divested company, for the portion of the prior period equal to the portion of the current period subsequent to its disposal.

Disposals during a Prior Period

        Where companies were disposed of during the prior period, the net sales of the company disposed are not reflected in our consolidated statement of income for the current period. Consolidated net sales excluding the effect of disposals exclude sales of the divested company for the prior period.

Using constant exchange rates

        Our consolidated historical net sales include the effects of exchange rate differences between the euro and other currencies. To analyze consolidated net sales excluding the effects of these exchange rate changes, we use constant exchange rates (by adjusting current year reported sales using prior period exchange rates) to compare year-to-year changes in net sales. We believe that this measure is a useful tool in analyzing, explaining and understanding changes and trends in our consolidated net sales. This is referred to as "using constant exchange rates" in the discussions below.

Reconciliation of Net Sales

        Summarized below is a reconciliation of net sales as reported under French GAAP to net sales excluding the effect of changes in the scope of consolidation and using constant exchange rates.

  •
  Evolution of net sales by origin excluding the effects of changes in the scope of consolidation and using constant exchange rates:

	Year ended December 31,
Net sales by origin		Consolidated	France	Italy	Rest of Europe	US and Canada	RoW
	(€ in millions)
Net sales 2002 as reported		2,933	909	556	495	655	318
Impact of changes in the scope of consolidation		(15)	(5)	0	0	(10)	(0)
Net sales 2002 adjusted for changes in the scope of consolidation	(1)	2,918	904	556	495	645	318
Net sales 2003 as reported		2,762	897	567	494	527	276
Impact of variations in exchange rates		192	0	0	15	103	73
Net sales 2003 adjusted for variations in exchange rates	(2)	2,953	897	567	509	630	349
Like for like variation (2) vs (1)		1.2%	(0.7)%	2.1%	2.9%	(2.3)%	9.8%
	Year ended December 31,
Net sales by origin		Consolidated	France	Italy	Rest of Europe	US and Canada	RoW
	(€ in millions)
Net sales 2001 as reported		3,096	942	563	509	743	339
Impact of changes in the scope of consolidation		(21)	(15)	0	(4)	(0)	(1)
Net sales 2001 adjusted for changes in the scope of consolidation	(1)	3,075	927	563	505	743	338
Net sales 2002 as reported		2,970	913	568	502	665	323
Impact of variations in exchange rates		78	0	0	2	34	43
Net sales 2002 adjusted for variations in exchange rates	(2)	3,048	913	568	503	699	366
Like for like variation (2) vs (1)		(0.9)%	(1.5)%	0.9%	(0.3)%	(5.9)%	8.2%

  •
  Evolution of net sales by destination (location of sales) excluding the effects of changes in the scope of consolidation and using constant exchange rates:

	Year ended December 31,
Net sales by origin		Consolidated	France	Italy	Rest of Europe	US and Canada	RoW
	(€ in millions)
Net sales 2002 as reported		2,933	787	548	511	643	443
Impact of changes in the scope of consolidation		(15)	(4)	0	(0)	(10)	(1)
Net sales 2002 adjusted for changes in the scope of consolidation	(1)	2,918	783	548	511	633	443
Net sales 2003 as reported		2,762	777	558	519	520	388
Impact of variations in exchange rates		192	0	0	14	102	76
Net sales 2003 adjusted for variations in exchange rates	(2)	2,953	777	558	534	622	464
Like for like variation (2) vs (1)		1.2%	(0.8)%	1.8%	4.5%	(1.8)%	4.8%
	Year ended December 31,
Net sales by origin		Consolidated	France	Italy	Rest of Europe	US and Canada	RoW
	(€ in millions)
Net sales 2001 as reported		3,096	815	556	528	729	468
Impact of changes in the scope of consolidation		(21)	(12)	(0)	(4)	(0)	(4)
Net sales 2001 adjusted for changes in the scope of consolidation	(1)	3,075	803	556	524	729	464
Net sales 2002 as reported		2,970	791	560	518	654	448
Impact of variations in exchange rates		78	0	0	2	33	43
Net sales 2002 adjusted for variations in exchange rates	(2)	3,048	791	560	519	687	491
Like for like variation (2) vs (1)		(0.9)%	(1.6)%	0.8%	(0.8)%	(5.8)%	6.0%

Additional factors that will affect our future operating income

        The acquisition of Legrand SA, the application of purchase accounting adjustments related thereto, and the related transactions will affect our future results of operations. In particular:

  •
  the substantial indebtedness that we incurred to finance the transactions related to the acquisition of Legrand SA (and the increased interest rate associated with that indebtedness has and will continue to keep our interest expense relatively high);

  •
  the reduction in the amount of the subordinated perpetual notes, or TSDIs, reflected on our balance sheet arising as a consequence of purchase accounting will increase our interest expense associated with the TSDIs (although the change will have no cash impact) and

  •
  the significant intangible assets that we recorded in connection with the acquisition of Legrand SA have increased our amortization expense. The purchase accounting adjustment related to additional depreciation charges on re-valued assets is due principally to the re-valuation of patents and trademarks that will be depreciated using accelerated methods. As a consequence, this will have a significant impact on our operating income until 2009 and a less significant impact for 2010 and 2011.

Overview of Comparative Periods

2003 compared with 2002

        The following table summarizes our comparison.

	Legrand Holding SA			Difference due to change in activity period and Reclassification of discount from suppliers and granted to customers		Difference as discussed below
	Year ended December 31, 2003	Period from August 1, 2002 to December 31, 2002	Comparison of year ended December 2003 with the period from August 1 to December 31, 2002	Activity of Predecessor from January 1, 2002 to December 10, 2002	Reclassification of discount from suppliers and granted to customers for predecessor(1)		%
	(€ in millions)
Net sales	2,761.8	222.0	2,539.4	2,748.0	(37.8)	(170.8)	(5.8)%
Cost of goods sold	(1,640.4)	(179.0)	(1,461.4)	(1,521.0)	2.1	57.5	(3.4)%
Administrative and selling expenses	(733.5)	(64.0)	(669.5)	(704.0)	0.0	34.5	(4.5)%
R&D expenses	(258.5)	(113.0)	(145.5)	(126.0)	0.0	(19.5)	8.2%
Other operating expenses	17.3	6.0	11.3	(2.0)	0.0	13.3	332.5%
Amortization/impairment of goodwill	(44.7)	(3.0)	(41.7)	(53.0)	0.0	11.3	(20.2)%

Operating income (loss)	102.0	(131.0)	232.6	342.0	(35.7)	(73.7)	(41.9)%
Financial income (expenses)	(194.3)	(20.0)	(174.3)	(50.0)	35.7	(160.0)	466.5%
Profit (losses) from disposal of fixed assets	(3.7)	(5.0)	1.3	11.0	0.0	(9.7)	(161.7)%
Other revenues (expenses)	(40.4)	(5.0)	(35.4)	(65.0)	0.0	29.6	(42.3)%
Expenses related to the takeover bid for shares	0.0	(1.0)	1.0	(4.0)	0.0	5.0	(100.0)%

Income (loss) before taxes, minority interests and equity in earnings of investees	(136.4)	(162.0)	25.2	234.0	0.0	(208.8)	(288.4)%
Income taxes	8.0	29.0	(21.0)	(55.0)	0.0	34.0	(130.8)%

Net income (loss) before minority interest and equity in earnings of investees	(128.4)	(133.0)	4.2	179.0	0.0	(174.8)	(376.7)%
Minority interests	(0.9)	2.0	(2.9)	(1.0)	0.0	(1.9)	(190.0)%
Equity in earnings of investees	2.4	2.0	0.4	2.0	0.0	(1.6)	(40.0)%

Net income	(126.9)	(129.0)	1.7	180.0	0.0	(178.3)	(346.9)%

(1)
In 2003, we recognized discount afforded to customers for prompt payment as a deduction from net sales and discounts from suppliers as a deduction from cost of goods sold which was not the case for our Predecessor. In order to provide comparable data for 2003 and 2002, we adjusted 2002 net sales for discounts granted to customers and cost of goods sold for discounts received from suppliers (the breakdown of discounts granted to customers by geographic segment is as follows: approximately €4 million in France, €12 million in Italy, €7 million in Rest of Europe, €10 million in USA/Canada, €5 million in Rest of the World).

Net Sales

        Our consolidated net sales decreased by 5.8% to €2,761.8 million in 2003 compared with €2,932.6 million in 2002. This resulted from:

  •
  a 6.5% decrease in net sales due to unfavorable fluctuations in currency exchange rates due principally to the US dollar, which weakened by 16.6% against the euro;

  •
  a 0.5% decrease in net sales due to changes in the scope of consolidation related to the disposal of Aupem Sefli in France and Shape in the US in 2002; and

  •
  a 1.2% increase excluding the effects of changes in the scope of consolidation and using constant exchange rates

        The increase in net sales excluding the effects of changes in the scope of consolidation and using constant exchange rates reflects mainly an increase in net sales in Italy, Rest of Europe and Rest of the World segments. Overall, the demand for our products in the residential market slightly increased in 2003 while the commercial market remained sluggish. The industrial market remained adversely impacted by the continuing depressed economic environment.

        France.    Net sales of our French subsidiaries decreased by 1.3% to €897.4 million in 2003, compared with €909.2 million in 2002. This decrease was the result of a 0.7% decrease in net sales, excluding the effects of changes in the scope of consolidation, due to a decrease in the demand in France in both commercial and industrial markets and a lower level of export sales from the French subsidiaries to markets outside France.

        Italy.    Net sales by our Italian subsidiaries increased by 2.1% to €567.3 million in 2003, compared with €555.7 million in 2002. This increase was mainly driven by increase in sales of certain product families such as end-user protection, cable management and VDI despite unfavorable general market conditions.

        Rest of Europe.    Net sales by our subsidiaries in the Rest of Europe segment remained constant at €494.2 million in 2003, compared with €494.9 million in 2002. Excluding the effects of changes in the scope of consolidation and using constant exchange rates, net sales increased by 2.9%. Our net sales increased principally in Southern European countries such as Spain and Greece where our subsidiaries recorded better results compared to our subsidiaries in Northern Europe such as the United Kingdom and Belgium which were affected to a greater extent by the overall economic downturn in Europe. In addition sales of our Eastern European subsidiaries increased strongly such for example in Russia. Net sales decreased by 3.0% due to unfavorable fluctuations in currency exchange rates.

        United States and Canada.    Net sales by our subsidiaries in the United States and Canada segment decreased by 19.6% to €526.7 million in 2003, compared with €654.8 million in 2002. This decrease resulted primarily from a 2.3% decrease in net sales excluding the effects of changes in the scope of consolidation and using constant exchange rates, due to the continuing adverse market conditions in the United States especially in the commercial and industrial sectors partially offset by an increase in sales in the residential sector which remained resistant to the general slowdown in the economy, a 1.5% decrease in net sales due to changes in the scope of consolidation and a 16.4% decrease in net sales due to unfavorable fluctuations in currency exchange rates.

        Rest of the World.    Net sales by our subsidiaries in the Rest of the World segment decreased by 13.1% to €276.2 million in 2003 compared with €318.0 million in 2002. This decrease resulted from a 20.9% decrease in net sales due to unfavorable fluctuations in currency exchange rates, especially in Brazil and in Mexico, partially compensated by a 9.8% increase in net sales excluding the effects of changes in the scope of consolidation and using constant exchange rates.

        Excluding the effects of changes in the scope of consolidation and using constant exchange rates, the evolution of net sales by destination between the twelve months of 2003 and the twelve months of 2002 is as follows (sales by destination means all sales made to third parties by us in a given geographic market):

France	(0.8)%
Italy	+1.8%
Rest of Europe	+4.5%
USA/Canada	(1.8)%
Rest of the World	+4.8%

Total	+1.2%

        Please refer to—Reconciliation of Net Sales—above for a detailed calculation of the evolution of net sales excluding the changes in the scope of consolidation and using constant exchange rates.

Operating Expenses

Cost of goods sold

        Our consolidated cost of goods sold decreased by 3.4% to €1,640.4 million in 2003 compared with €1,697.9 million in 2002. The decrease in consolidated cost of goods sold resulted primarily from:

  •
  a decrease in the volume of raw materials and components consumed and a reduction in other manufacturing costs due to lower consolidated net sales,

  •
  continuous improvements in productivity fuelled by and combined with cost saving initiatives

  •
  offset to an extent by an increase of €76.4 million in non-recurring, non-cash purchase accounting charges in 2003 compared with 2002 arising in connection with the revaluation of inventories related to the acquisition of Legrand SA in 2002.

        Excluding the impact of the non-recurring, non-cash purchase accounting charge recorded in 2003 and 2002, cost of goods sold decreased by 8.1% in 2003 compared with 2002, and cost of goods sold as a percentage of consolidated net sales decreased to 54.8% in 2003 compared with 56.2% in 2002.

        France.    Cost of goods sold in the France segment increased by 6.6% to €497.8 million in 2003 compared with €467.0 million in 2002, reflecting principally the increase in non-recurring non-cash purchase accounting inventory charges of €39.6 million in 2003 compared with 2002. Excluding the impact of the non-recurring, non-cash purchase accounting charges, cost of goods sold decreased by 2.0% to €433.4 million in 2003 compared with €442.2 million in 2002 and as a percentage of net sales, cost of goods sold decreased to 48.3% in 2003 compared with 48.6% in 2002.

        Italy.    Cost of goods sold in the Italy segment increased by 0.5% to €315.2 million in 2003 compared with €313.5 million in 2002, reflecting principally the increase in non-recurring non-cash purchase accounting charges of €14.7 million in 2003 compared with 2002. Excluding the impact of the non-recurring non-cash purchase accounting charges, cost of goods sold in the Italy segment decreased by 4.3% to €291.1 million in 2003 compared with €304.1 million in 2002 and as a percentage of net sales cost of goods sold decreased to 51.3% in 2003 compared with 54.7% in 2002. This decrease, excluding the impact of the non-recurring, non-cash purchase accounting charges, resulted primarily from a reduction in the volumes of raw materials purchased as a result of lower sales to Enel.

        Rest of Europe.    Cost of goods sold in the Rest of Europe segment increased by 3.1% to €342.4 million in 2003 compared with €332.2 million in 2002, reflecting principally the increase in non-recurring, non-cash purchase accounting charges of €11.1 million in 2003 compared with 2002. Excluding the impact of the non-recurring, non-cash purchase accounting charges the cost of goods sold in the Rest of Europe segment remained almost constant at €327.9 million in 2003 compared with €328.8 million in 2002 and as a percentage of net sales the cost of goods sold decreased to 66.3% in 2003 compared with 66.4% in 2002.

        United States and Canada.    Cost of goods sold in the United States and Canada segment decreased by 21.4% to €320.1 million in 2003 from €407.4 million in 2002, despite the increase in non-recurring, non-cash purchase accounting charges of €1 million in 2003 compared with 2002. This decrease resulted primarily from (i) a reduction in purchases of production materials as a consequence of lower net sales, (ii) decrease in the value of the dollar against other currencies (notably the euro), and (iii) the effect of reductions in workforce in this segment. As a result of the workforce reductions, the average number of employees in production decreased as of December 31, 2003 by 18.7% (422 employees) compared with December 31, 2002. Excluding the impact of non-recurring non-cash purchase accounting charges, cost of goods sold decreased by 22.0% to €313.0 million in 2003 compared with €401.3 million in 2002 and as a percentage of net sales, cost of goods sold decreased to 59.4% in 2003 compared with 61.3% in 2002.

        Rest of the World.    Cost of goods sold in the Rest of the World segment decreased by 7.3% to €164.9 million in 2003 compared with €177.8 million in 2002 despite an increase in non-recurring, non-cash purchase accounting charges of €10.0 million in 2003 compared to 2002. This decrease resulted primarily from the decrease in the value of local currencies against the euro. Excluding the impact of the non-recurring non-cash purchase accounting charges, cost of goods sold decreased by 13.3% to €149.2 million in 2003 compared with €172.1 million in 2002 and the cost of goods sold as a percentage of net sales remained almost constant at 54.0% in 2003.

Administrative and selling expenses

        Our consolidated administrative and selling expenses decreased by 4.5% to €733.5 million in 2003 compared with €768.0 million in 2002. This decrease was principally driven by the decrease in the administrative and selling expenses in the France, United States and Canada and Rest of the World segments. This decrease is attributable to lower net sales, cost-cutting initiatives implemented in 2002 and 2003 (for example weighted average administrative headcount has been reduced by 3.0% (165 employees)), and significant fluctuations in exchange rates (which affected principally the United States and Canada and Rest of the World segments). The decrease was partially offset by an increase in costs related to advertising and other commercial expenses incurred to support our sales (for example, weighted average marketing and commercial headcount increased by 2.9% (105 employees)).

        As a percentage of net sales, consolidated administrative and selling expenses increased to 26.6% in 2003 compared with 26.2% in 2002.

        France.    Administrative and selling expenses in the France segment decreased by 0.9% to €266.5 million in 2003 from €269.0 million in 2002 as a result of cost saving initiatives and headcount reduction. As a percentage of net sales, administrative and selling expenses remained almost constant at 29.7% in 2003.

        Italy.    Administrative and selling expenses in the Italy segment increased by 3.1% to €118.6 million in 2003 from €115.0 million in 2002. This increase was mainly due to the higher net sales in the Italy segment which fueled an increase in marketing and commercial expenses. As a percentage of net sales, administrative and selling expenses slightly increased to 20.9% in 2003 compared with 20.7% in 2002.

        Rest of Europe.    Administrative and selling expenses in the Rest of Europe segment increased by 3.1% to €137.4 million in 2003 from €133.3 million in 2002 due to the increase of costs related to advertising and other commercial expenses incurred to support our sales. As a percentage of net sales, administrative and selling expenses increased to 27.8% in 2003 compared with 26.9% in 2002.

        United States and Canada.    Administrative and selling expenses in the United States and Canada segment decreased by 19.4% to €146.1 million in 2003 from €181.3 million in 2002. This decrease was mainly due to the decrease of the value of the United States dollar against the euro and lower net sales recorded in 2003 compared with 2002. As a percentage of net sales, administrative and selling expenses remained constant at 27.7% in 2003 compared with 2002.

        Rest of the World.    Administrative and selling expenses in the Rest of the World segment decreased by 6.5% to €64.9 million in 2003 from €69.4 million in 2002 mainly due to the effect of the devaluation of local currencies against the euro. As a percentage of net sales, administrative and selling expenses increased to 23.5% in 2003 compared with 21.8% in 2002.

Operating income

        Our consolidated operating income decreased by 41.9% to €102.0 million in 2003 from €175.7 million in 2002. This decrease in consolidated operating income resulted primarily from:

  •
  a 5.8% decrease in consolidated net sales, partially offset by a 3.4% decrease in the cost of goods sold in 2003 from 2002; and

  •
  an 8.2% increase (€19.5 million) in research and development expense due to amortization of intangible assets recorded by Legrand Holding in connection with its acquisition of Legrand SA; partially offset by

  •
  a 4.5% decrease in administrative and selling expenses in 2003 compared with 2002.

        Overall, consolidated operating income as a percentage of consolidated net sales decreased to 3.7% in 2003 from 6.0% in 2002. Excluding the non-recurring, non-cash inventory charge, consolidated operating income as a percentage of consolidated net sales increased to 8.2% in 2003 from 7.7% in 2002.

        France.    Operating income in the France segment decreased to a loss a loss of €3.4 million in 2003 compared with operating income of €67.3 million in 2002, principally as a result of increases in (i) cost of goods sold resulting from the non-recurring, non-cash purchase accounting charges and (ii) research and development expense resulting from the amortization of purchase accounting adjustments to intangible asset.

        Italy.    Operating income in the Italy segment increased by 3.7% to €61.3 million in 2003 compared with € 59.1 million in 2002. This increase was due principally to increases in net sales and decreases in cost of good sold excluding the non-recurring, non-cash purchase accounting charges partially offset by the purchase accounting adjustments to inventory and higher research and development expenses resulting from the amortization of purchase accounting adjustments to intangible assets.

        Rest of Europe.    The Rest of Europe segment recorded an operating loss of €3.6 million in 2003 compared with a operating loss of €4.0 million in 2002 reflecting principally the increases in non-recurring non-cash purchase accounting charge and the increase of costs related to advertising partially offset by productivity improvements and stabilization of net sales.

        United States and Canada.    Operating income in the United States and Canada segment increased to an income of €18.5 million in 2003 compared with a loss of €1.9 million in 2002. This increase was mainly due to a strong decrease in cost of goods sold and administrative and selling expenses (as a result of the continuous efforts of our American subsidiaries to reduce costs and enhance profitability), which more than offset the decrease in net sales (mainly driven by the decrease of the value of the dollar against the euro).

        Rest of the World.    Operating income in the Rest of the World segment decreased by 47.1% to €29.2 million in 2003 from €55.2 million in 2002. This decrease was mainly due to a reduction in net sales of 13.1% in 2003 compared with 2002 and to the negative effects of non-recurring non-cash purchase accounting charges partially offset by a reduction of cost of goods sold excluding the non-recurring purchase accounting adjustment to inventory and a decrease in administrative and selling expenses.

Net interest expense

        Our consolidated net interest expense increased significantly to €194.3 million in 2003 (of which €202.2 million relates to cash interest, €56.8 million relates to non-cash interest charges associated with the Related Party Loan and the Subordinated Shareholders' PIK loan and €56.8 million relates to profit on the monetisation of a part of the swap related to the Yankee bonds) from €34.3 million in 2002. The significant increase in net interest expense was due to the significant debt incurred to finance the acquisition of Legrand SA in 2002.

Income tax

        Our pre-tax income decreased to a loss of €136.4 million in 2003 compared with an income of €72.4 million in 2002. Our consolidated income tax expense decreased to a tax benefit of €8.0 million in 2003 from expense of €26.0 million in 2002. Our effective income tax rate in 2003 was 5.86% due principally to a valuation tax allowance on deferred income tax assets which reduced the effective tax rate by 30.00% in 2003.

Net income (loss)

        Our consolidated net income (loss) decreased to a net loss of €126.9 million in 2003 from net income of €51.4 million in 2002, mainly resulting from:

  •
  a €73.7 million decrease in operating income; and

  •
  a €160.0 million increase in net interest expense, partially offset by:

  •
  a €34.0 million decrease in income taxes.

  2002 compared to 2001 (predecessor)

        On December 10, 2002, we acquired approximately 98% of the outstanding share capital of Legrand. In March 2003, a minority buy out offer was launched to repurchase all outstanding ordinary and preferred non voting shares of Legrand SA. This minority buy out offer was completed on September 24, 2003. Following this minority buy out, Legrand SA was delisted from Euronext Paris on October 2, 2003. For the purposes of the discussion below, we have analyzed the change in the historical results of operations of Legrand SA, our predecessor, for the year ended December 31, 2001 with the historical results of operations of Legrand SA, our predecessor, for the period from January 1, 2002 to December 10, 2002. Since the historical results of operations of Legrand SA, our predecessor, in 2002 do not represent its results of its operations for an entire year and are, therefore, not directly comparable, we have adjusted the analyzed change by the historical results of our operations for the period from December 11, 2002 to December 31, 2002. Our historical results of operations for the period from December 11, 2002 through December 31, 2002 have been presented in two components—(i) the underlying results of operations of our predecessor and (ii) the effects on our results of operations of purchase accounting adjustments and our financing activities.

        The following table summarizes our comparison.

	Predecessor			Difference due to 21 days in 2002 and purchase accounting adjustments (FIMEP)		Difference as discussed below
	Year ended December 31, 2001	Period from January 1, 2002 to December 10, 2002	Comparison of 2001 in the period January 1 through December 10, 2002	Activity of the predecessor during 21 days from December 11, 2002 through December 31, 2002	Financing activity of the registrant and purchase accounting adjustments(1)		%
	(€ in millions)
Net sales	3,096	2,748	(348)	(222)	0	(126)	(4.1)%
Cost of goods sold	(1,748)	(1,521)	227	129	50	48	(2.7)%
Administrative and selling expenses	(775)	(704)	71	62	2	7	(0.9)%
R&D expenses	(136)	(126)	10	13	100	(103)	75.7%
Other operating expenses		(2)	(2)	(6)	0	4	4
Amortization/impairment of goodwill	(47)	(53)	(6)	3	0	(9)	19.1%

Operating income (loss)	390	342	(48)	(21)	152	(179)	(45.9)%
Financial income (expenses)	(92)	(50)	42	8	12	22	(23.9)%
Profit (losses) from disposal of fixed assets	(3)	11	14	5	0	9	(300.0)%
Other revenues (expenses)	(46)	(65)	(19)	5	0	(24)	52.2%
Expenses related to the takeover bid for shares	(18)	(4)	14	1	0	13	(72.2)%

Income (loss) before taxes, minority interests and equity in earnings of investees	231	234	3	(2)	164	(159)	(68.8)%
Income taxes	(56)	(55)	1	(3)	(26)	30	(53.6)%

Net income (loss) before minority interest and equity in earnings of investees	175	179	4	(5)	138	(129)	(73.7)%
Minority interests	(2)	(1)	1	1	(3)	3	(150.0)%
Equity in earnings of investees	3	2	(1)	(2)	0	1	33.3%

Net income	176	180	4	(6)	135	(125)	(71.0)%

(1)
Represents adjustments for our financing activity as well as the purchase accounting adjustments recognized in the income statement for the period from December 11, 2002 through December 31, 2002. The purchase accounting adjustments consist primarily of (i) a non-recurring €50 million charge to cost of goods sold, related to the reversal of purchase accounting adjustments to inventory, (ii) a non-recurring charge to research and development expense of €96 million for the write-off of acquired in-process research and development, and (iii) the normal, periodic amortization of acquired trademarks and core technology. The adjustment for our financing activities represents additional interest expense incurred by us as a result of the acquisition of Legrand SA by Legrand SAS.

Net Sales

        Our consolidated net sales decreased by 4.1% to €2,970 million in 2002, compared with €3,096 million in 2001. This resulted from:

  •
  a 1.4% decrease in net sales due to a decline in sales volumes, primarily in the United States;

  •
  a 0.5% increase in net sales due to increases in sales price;

  •
  a 2.6% decrease in net sales due to unfavorable fluctuations in currency exchange rates; and

  •
  a 0.6% decrease in net sales due to changes in the scope of consolidation as a result of the disposition of Aupem Selfi in France and Shape in the United States.

        Excluding the effects of changes in the scope of consolidation and using constant exchange rates between the euro and other currencies, our consolidated net sales would have declined by 0.9% in 2002 compared with 2001. The decline was the result of a continuing slow economic environment in the United States and more limited declines in net sales in the France and Rest of Europe segments, which were partially offset by moderate growth in the Italy and Rest of the World segments. Overall the housing market remained stable with a slight upward tendency. On the contrary the services and industrial markets decreased by 5% to 15%.

        France.    Net sales in our French segment decreased by 3.1% to € 913 million in 2002, compared with €942 million in 2001. This decrease was the result of a 1.5% decrease in net sales (excluding the effects of changes in the scope of consolidation), due to a depressed level of market demand in France compounded by a decrease in export sales from the French subsidiaries to markets outside France.

        The evolution of our sales in France mainly resulted from a combination of the following factors (i) slight increase in the residential market in 2002, (ii) flat services market and (iii) a decrease in the industrial market due to unfavorable economic environment.

        Excluding the effects of changes in the scope of consolidation, the net sales to customers located in France declined by 1.6% between 2001 and 2002.

        Italy.    Net sales by our Italian segment increased by 0.9% to € 568 million in 2002, compared with €563 million in 2001. This increase was driven by an exceptional contract with the Italian contracting company Enel which extended through the end of 2002 for the supply of certain types of circuit-breakers, which had a 4.2% positive impact on net sales in 2002 compared with 2001. Excluding this contract with Enel, net sales in the Italy segment declined in 2002 by 3.1% compared with 2001, reflecting the downturn in the Italian market.

        Net sales to customers located in Italy, including sales made to Enel, increased by 0.8% between 2001 and 2002.

        The effects of changes in the scope of consolidation had no material impact on net sales in the Italy segment.

        Rest of Europe.    Net sales by our subsidiaries in the Rest of Europe segment decreased by 1.4% to €502 million in 2002, compared with €509 million in 2001. This decrease reflected a 0.3% decrease in net sales excluding the effects of changes in the scope of consolidation and using constant exchange rates, a 0.8% decrease in net sales due to changes in the scope of consolidation and a 0.3% decrease in net sales due to unfavorable fluctuations in currency exchange rates.

        Excluding the effects of changes in the scope of consolidation and using constant exchange rates, net sales by destination of our products in European countries other than France and Italy (consisting of sales by our subsidiaries in the Rest of Europe segment together with sales of products imported into those countries from our subsidiaries in other segments) declined by 0.8% between 2001 and 2002. The decrease is the result of mixed performance between our main European subsidiaries. Our Southern European subsidiaries in Spain and Portugal recorded better results in comparison to our subsidiaries in Northern Europe such as the United Kingdom (we estimate that the electrical distribution market was down 5%) which were affected to a greater extent by the overall economic downturn in Europe.

        United States and Canada.    Net sales by our subsidiaries in the United States and Canada segment decreased by 10.5% to €665 million in 2002, compared with €743 million in 2001. This decrease resulted primarily from a 5.9% decrease in net sales to customers located in the United States and Canada excluding the effects of changes in the scope of consolidation and using constant exchange rates and a 4.8% decrease in net sales due to unfavorable fluctuations in currency exchange rates.

        Excluding the effects of changes in the scope of consolidation and using constant exchange rates, net sales to customers located in the United States and Canada segment (consisting of sales by our subsidiaries in the United States and Canada segment together with sales of products imported into the United States and Canada from our subsidiaries in other segments) declined by 5.7% between 2001 and 2002. This decline resulted mainly from a significant slowdown in the commercial/industrial market compensated to an extent by developments in (i) the residential market (both renovation and new building) which remained resistant to the general slowdown in the economy, (ii) the services markets led by education, health care and government sectors and (iii) the energy sector by implementation of the new energy code.

        Rest of the World.    Net sales by our subsidiaries in the Rest of the World segment decreased by 5.0% to €322 million in 2002, compared with €339 million in 2001. This decrease resulted from an 11.7% decrease in net sales due to unfavorable fluctuations in currency exchange rates, especially in Brazil and in Chile, and a 0.6% decrease in net sales due to changes in the scope of consolidation, partially compensated by an 8.2% increase in net sales excluding the effect of acquisitions and using constant exchange rates.

        Excluding the effects of changes in the scope of consolidation and using constant exchange rates, net sales by customers located in countries in the Rest of the World segment (consisting of sales by our subsidiaries in the Rest of the World segment together with sales of products imported into those countries from our subsidiaries in other segments) increased by 6.0% between 2001 and 2002. Overall this increase was principally driven by strong sales in Mexico, Chile, South Korea, Thailand and India partially offset by lower sales in countries such as Brazil which faced a depressed electrical equipment market.

Operating Expenses

Cost of goods sold

        Our consolidated cost of goods sold decreased by 2.7% to €1,700 million in 2002 from €1,748 million in 2001, while consolidated net sales decreased by 4.1% over the same period. The decrease in consolidated cost of goods sold resulted primarily from:

  •
  a 4.1% decrease in consolidated net sales;

  •
  a decrease in the average market price of production materials used by us over the period. This effect was partially offset by the fact that we recorded higher sales of products with a higher ratio of production materials to sales of our sales volume from products which require more production materials; as a percentage of net sales, the cost of production materials decreased to 28.6% in 2002 compared to 29.4% in 2001;

  •
  the cost cutting measures implemented in 2001 in response to the depressed economic environment;

  •
  partially offset by the unfavorable effect of a portion of a purchase accounting adjustment to inventory. We recorded a fair value adjustment to inventory of €175.2 million in connection with the acquisition of Legrand SA. For the period from December 10, 2002 through December 31, 2002, €49.4 million of the total fair value adjustment was reversed and charged to cost of goods sold. The remaining balance of €125.8 million which is still in inventory as of December 31, 2002 has been reversed and charged to cost of goods sold in 2003.

        Overall, our consolidated cost of goods sold as a percentage of consolidated net sales increased to 57.2% in 2002 compared with 56.5% in 2001.

        France.    Cost of goods sold in the France segment decreased by 0.9% to €468 million in 2002 from €472 million in 2001, while net sales decreased by 3.1% over the same period. The decrease in cost of goods sold resulted mainly from (i) the reduction in purchases of production materials due to lower net sales, (ii) a decrease in the average purchase price of production materials, and (iii) on-going reductions in the production inefficiencies at two of our French sites which increased cost of goods sold in the France segment in 2001. This decrease was partially offset by an increase in costs associated with the partial reversal (€ 25 million) of purchase accounting adjustments related to inventory recorded in connection with the acquisition of Legrand SA. As a percentage of net sales, cost of goods sold in the France segment increased to 51.3% in 2002 from 50.1% in 2001.

        Italy.    Cost of goods sold in the Italy segment increased by 6.2% to €313 million in 2002 from €295 million in 2001, while net sales increased by 0.9% over the same period. This increase in the cost of goods sold resulted mainly from the increase in purchases of, as a percentage of net sales, production materials needed to manufacture goods sold to Enel, partially compensated by a decrease in the average purchase price of production materials as well as by the reduction in purchases of production materials due to lower net sales (excluding the contract with Enel). The increase is also due to additional costs associated with the partial reversal of purchase accounting adjustments related to inventory recorded in connection with the acquisition of Legrand SA. Cost of goods sold in the Italy segment increased as a percentage of net sales, to 55.1% in 2002 from 52.4% in 2001.

        Rest of Europe.    Cost of goods sold in the Rest of Europe segment decreased by 1.3% to €334 million in 2002 from €338 million in 2001, while net sales decreased by 1.4% over the same period. This decrease resulted primarily from (i) a reduction in purchases of production materials due to the lower net sales, (ii) a decrease in the average purchase price of production materials, and (iii) the effect of workforce reductions implemented in 2001 to respond to a decline in demand due to an economic slowdown in this region. As a result of these reductions, the average number of employees in production decreased by 3.7% (approximately 110 employees) from 2001 to 2002. This was partially offset by an increase in costs associated with the partial reversal of purchase accounting adjustments related to inventory recorded in connection with the acquisition of Legrand SA. Cost of goods sold in the Rest of Europe segment decreased, as a percentage of net sales, to 66.5% in 2002 compared with 66.4% in 2001.

        United States and Canada.    Cost of goods sold in the United States and Canada segment decreased by 12.2% to €408 million in 2002 from €465 million in 2001, while net sales decreased by 10.5% over the same period. This decrease resulted primarily from (i) a reduction in purchases of production materials due to lower net sales, (ii) a decrease in the average purchase price of production materials, and (iii) the effect of workforce reductions implemented in 2001 and continued in 2002. As a result of these cuts, the average number of employees in production decreased by 5.5% (approximately 130 employees) from 2001 to 2002. This was partially offset by an increase in costs associated with the partial reversal of purchase accounting adjustments related to inventory recorded in connection with the acquisition of Legrand SA. Cost of goods sold in the United States and Canada segment, as a percentage of net sales, decreased to 61.4% in 2002 from 62.6% in 2001.

        Rest of the World.    Cost of goods sold in the Rest of the World segment decreased by 0.6% to €177 million in 2002 from €178 million in 2001, while net sales decreased by 5.0% over the same period. The decrease in the cost of goods sold was due to lower net sales which was more than offset by an increase in the average purchase price of production materials and increases in costs associated with the partial reversal of purchase accounting adjustments related to inventory recorded in conjunction with the acquisition of Legrand SA. As a percentage of net sales, the cost of goods sold in the Rest of the World segment increased slightly to 54.8% in 2002 from 52.5% in 2001.

Administrative and selling expenses

        Our consolidated administrative and selling expenses decreased by 0.9% to €768 million in 2002 from €775 million in 2001, while consolidated net sales decreased by 4.1% over the same period.

        The decrease in consolidated administrative and selling expenses was principally driven by the decrease in the administrative and selling expenses in the United States and Canada segment, attributable to lower net sales, the cost-cutting measures implemented in 2001 and 2002, and fluctuations in exchange rates, partially offset by (i) the costs related to opening a new distribution center in France in 2001 (ii) increased advertising and commercial expenses to support sales, especially in the Rest of Europe and Rest of the World segments, and (iii) the amortization of trademarks recorded in connection with the acquisition of Legrand SA.

        As a percentage of net sales, consolidated administrative and selling expenses increased to 25.9% in 2002 from 25.0% in 2001.

        France.    Administrative and selling expenses in the France segment increased by 6.0% to €267 million in 2002 from €252 million in 2001, while net sales decreased by 3.1% over the same period. This increase was mainly due to remaining costs related to the opening, in the second half of 2001, of a new logistics center in the Paris region and the closing of the former logistic center in the Limoges region to improve the distribution process in France, as well as expenses incurred to develop our export department. As a percentage of net sales, administrative and selling expenses in the France segment increased to 29.2% in 2002 from 26.8% in 2001.

        Italy.    Administrative and selling expenses in the Italy segment increased slightly by 0.9% to €116 million in 2002 from € 115 million in 2001, while net sales increased by 0.9% over the same period. As a percentage of net sales, administrative and selling expenses in the Italy segment remained flat at 20.4% in both 2002 and 2001.

        Rest of Europe.    Administrative and selling expenses in the Rest of Europe segment increased by 3.1% to €134 million in 2002 from € 130 million in 2001, while net sales decreased by 1.4% over the same period. This increase resulted mainly from an increase in advertising and promotion expenses incurred to support our sales in depressed market conditions. As a result, administrative and selling expenses in the Rest of Europe segment increased, as a percentage of net sales, to 26.7% in 2002 from 25.5% in 2001.

        United States and Canada.    Administrative and selling expenses in the United States and Canada segment decreased by 11.7% to €182 million in 2002 from €206 million in 2001. This decrease resulted primarily from the reorganization of certain administrative functions and sales forces, while net sales decreased by 10.5% over the same period. As a percentage of net sales, administrative and selling expenses increased to 27.4% in 2002 from 27.7% in 2001.

        Rest of the World.    Administrative and selling expenses in the Rest of the World segment decreased by 2.8% to €70 million in 2002 from €72 million in 2001, while net sales decreased by 5.0% over the same period. As a percentage of net sales, administrative and selling expenses in the Rest of the World segment increased to 21.7% in 2002 from 21.2% in 2001.

Operating income

        Our consolidated operating income decreased by 45.9% to €211 million in 2002 from €390 million in 2001. This decrease in consolidated operating income resulted primarily from:

  •
  a 4.1% decrease in consolidated net sales in 2002 compared to 2001;

  •
  a 19.2% increase in goodwill amortization (which includes the impairment of goodwill related to a United Kingdom subsidiary);

  •
  a purchase accounting adjustment for the write-off of in-process research and development. As part of the purchase price allocation related to the acquisition of Legrand SA, we allocated €95 million of the purchase price to in-process research and development. At the date of the acquisition of Legrand SA, the development of these projects had not reached technological feasibility and the research and development in progress had no alternative future use. Accordingly, all of these costs were expensed to research and development expense as of the acquisition date; and

  •
  additional amortization expense for patents. As part of the purchase price allocation related to the acquisition of Legrand SA, we recorded patents totaling €593 million. As a result, for the period from December 10, 2002 through December 31, 2002, we recorded € 7 million in amortization expenses associated with these patents. As of December 31, 2002, the remaining unamortized patent balance of € 586 million will be amortized over its remaining estimated useful life of ten years.

        Overall, consolidated operating income as a percentage of consolidated net sales decreased to 7.1% in 2002 from 12.6% in 2001. Before goodwill amortization charges and purchase price allocation adjustments relating to the acquisition of Legrand SA, consolidated operating income as a percentage of consolidated net sales declined to 12.2% in 2002 from 14.1% in 2001.

        France.    Operating income in the France segment decreased by 55.5% to €69 million in 2002 from €155 million in 2001. This decrease resulted primarily from (i) an increase in research and development expenses of 75.8% from 2001 to 2002, as a result of the write-off of in-process research and development and additional amortization expense for patents recorded in connection with the acquisition of Legrand SA and (ii) an increase in administrative and selling expenses of 6.0%, partially offset by a 0.9% decrease in cost of goods sold.

        As a percentage of net sales, operating income in the France segment declined to 7.6% in 2002 from 16.5% in 2001.

        Italy.    Operating income in the Italy segment decreased by 37.4% to €72 million in 2002 from €115 million in 2001. This decrease was primarily due to (i) a 94.3% increase in research and development expenses principally related to the write-off of in-process research and development and additional amortization expense for patents recorded in connection with the acquisition of Legrand SA, (ii) a slight increase in administrative and selling expenses, and (iii) a 6.2% increase in cost of goods sold from 2001 to 2002, while net sales increased only by 0.9%. As a percentage of net sales, operating income in the Italy segment declined to 12.7% in 2002 from 20.4% in 2001.

        Rest of Europe.    Operating income in the Rest of Europe segment decreased by 92.3% to €2 million in 2002 from €26 million in 2001. This decrease was principally due to (i) a 56.8% increase in research and development expenses principally related to the write-off of in-process research and development and additional amortization expense for patents recorded in connection with the acquisition of Legrand SA, (ii) a 3.1% increase in administrative and selling expenses, (iii) a 1.4% decrease in net sales from 2001 to 2002, and (iv) an increase of goodwill amortization to €17 million in 2002 from €7 million in 2001. This was partially offset by a 1.3% decrease in cost of goods sold. As a percentage of net sales, operating income in the Rest of Europe segment declined to 0.4% in 2002 from 5.1% in 2001.

        United States and Canada.    Operating income in the United States and Canada segment decreased by 46.7% to €8 million in 2002 from € 15 million in 2001. This decrease was mainly due to (i) a 55.9% increase in research and development expenses principally related to the write-off of in-process research and development and additional amortization expense for patents recorded in connection with the acquisition of Legrand SA, partially offset by (ii) a 12.2% decrease in cost of goods sold from 2001 to 2002, and (iii) a 11.7% decrease in administrative and selling expenses over the same period, which more than offset the 10.5% decrease in net sales over the same period. As a percentage of net sales, operating income in the United States and Canada segment decreased to 1.2% in 2002 from 2.0% in 2001. Before amortization of goodwill and purchase price allocation adjustments relating to the acquisition of Legrand SA, operating income in the United States and Canada segment, as a percentage of net sales, increased to 7.9% in 2002 from 5.7% in 2001.

        Rest of the World.    Operating income in the Rest of the World segment decreased by 24.1% to €60 million in 2002 from €79 million in 2001. This decrease was due to (i) an increase in research and development expenses primarily related to the write-off of in-process research and development and additional amortization expense for patents recorded in connection with the acquisition of Legrand SA, partially offset by (ii) a decrease in administrative and selling expenses and (iii) a reduction of 0.6% in cost of goods sold from 2001 to 2002, while net sales decreased by 5.0% over the same period. As a percentage of net sales, operating income in the Rest of the World segment declined to 18.6% in 2002 from 23.0% in 2001.

Net interest expense

        Our consolidated net interest expense decreased by 23.9% to €70 million in 2002 from €92 million in 2001. As a percentage of net sales, net interest expense decreased to 2.4% in 2002 from 3.0% in 2001. The decrease was mainly due to:

  •
  a decrease in the average interest rate on our debt (excluding the senior credit agreement, mezzanine credit agreement, amounts borrowed thereunder were repaid with the net proceeds of the offering of the initial notes on February 12, 2003, together with existing cash resources of Legrand SAS and the related party loan, which was funded from the issuance of the preferred equity certificates by the related party. (The preferred equity certificates were redeemed in connection with the offering of the initial notes, on February 12, 2003, and replaced with our subordinated payment-in-kind shareholder loan)) to 4.7% in 2002 from 5.8% in 2001 due to a decrease in prevailing market interest rates;

  •
  a 42% decrease in the average net debt (subordinated perpetual notes, or TSDIs, long-term and short-term borrowings (excluding the senior credit agreement, mezzanine credit agreement, amounts borrowed thereunder were repaid with the net proceeds of the offering of the initial notes on February 12, 2003, together with existing cash resources of Legrand SAS and the related party loan, which was funded from the issuance of the preferred equity certificates by the related party. (The preferred equity certificates were redeemed in connection with the offering of the initial notes, on February 12, 2003, and replaced with our subordinated payment-in-kind shareholder loan)) including commercial paper and bank overdrafts, less cash and cash equivalents, marketable securities and restricted cash) to €855 million in 2002 from €1,392 million in 2001, due to tight monitoring of working capital, stricter control of capital expenditures and the sale of Schneider shares received in exchange for treasury stock tendered in response to its public offer; and

  •
  partially offset by additional interest expense (accrued for 21 days) associated with the amounts borrowed under the senior credit agreement, and mezzanine credit agreement (which was repaid with the net proceeds of the offering of the initial notes on February 12, 2003 and existing cash resources of Legrand SAS) in connection with the acquisition of Legrand SA. See "Description of Other Indebtedness—Senior Credit Facilities" for a description of the senior credit agreement and "Description of the Notes" for a description of the initial notes. See also note 14 to our audited consolidated financial statements and note 14 to the audited consolidated financial statements of Legrand SA, our predecessor.

        Interest on the TSDIs, which includes the impact of the associated hedging swaps, decreased slightly to €24 million in 2002 from €28 million in 2001. See "Liquidity and Capital Resources—Subordinated Perpetual Notes and Related Loans (TSDIs)" and note 12 to the audited consolidated financial statements of Legrand SA, our predecessor, and note 14 to our audited consolidated financial statements for a description of the TSDIs and associated hedging activities.

Other revenues (expenses)

        Other revenues (expenses) increased by 52.2% to expense of €70 million for the year ended December 31, 2002 compared to expense of € 46 million for 2001. Other revenues (expenses) consist principally of cash discounts provided to customers and received from suppliers and restructuring charges. For the year ended December 31, 2002, cash discounts to customers and suppliers amounted to expense of €38 million compared to expense of €40 million for 2001. We have recorded restructuring charges of €22 million in 2002.

Income tax

        Our consolidated income tax expenses decreased by 53.6% to €26 million in 2002 from €56 million in 2001, reflecting mainly:

  •
  an increase in the deferred tax benefit in 2002 compared to 2001 associated with (i) increases in cost of goods associated with the partial reversal of purchase accounting adjustments related to inventory recorded in connection with the acquisition of Legrand SA and (ii) increases in administrative and selling expenses associated with the amortization of patents recognized in connection with the acquisition of Legrand SA;

  •
  a reduction in the French income tax rate in 2002 compared to 2001 from 36.43% to 35.43%, which together with the impact of inter-company assets depreciation resulted in current tax savings in France; and

  •
  additional deductible depreciation in Italy in 2002 resulting from asset revaluations; these asset revaluations receive beneficial tax treatment over current and future periods resulting in additional deductible amortization expenses.

Net income

        Our consolidated net income decreased by 71% to €51 million in 2002 from €176 million in 2001, resulting primarily from a decrease in consolidated operating income partially offset by a decrease in net interest expense and a decrease in income tax expense. As a percentage of consolidated net sales, consolidated net income decreased to 1.7% in 2002 from 5.7% in 2001.

  B    Liquidity and Capital Resources

Historical cash flows

        The table below summarizes our cash flows for the twelve months ended December 31, 2003 and the period from August 1, 2002 through December 31, 2002 for Legrand Holding and for the period from January 1, 2002 through December 10, 2002 and the twelve months ended 31, December, 2001 for our Predecessor:

	Predecessor		Legrand Holding SA
	Year ended December 31, 2001	Period from January 1, 2002 through December 10, 2002	Period from August 1, 2002 through December 31, 2002	Year ended December 31, 2003
	(€ in millions)
Net cash provided from operating activities	407.0	458.0	(83.0)	280.0
Net cash (used in) provided from investing activities	(181.0)	156.0	(2,902.0)	114.5
Net cash (used in) provided from financing activities	(74.0)	(707.0)	3,537.0	(895.0)
Increase (reduction) in cash and cash equivalents	151.0	(121.0)	559.0	(491.1)
Capital expenditures	(189.0)	(138.0)	(16.0)	(112.6)

Net cash provided from operating activities

        Net cash provided from operating activities decreased by 25.3% to €280.0 million as of December 31, 2003, from €375.0 million as of December 31, 2002. The decrease in net cash provided from operating activities of €95.0 million in 2003 was attributable to lower net income and unfavorable changes in operating assets and liabilities. In 2002, we recorded a €50million trade payable related to acquisition fees in relation to the acquisition of Legrand SA, which reduced our 2002 working capital requirement thus increasing the change in our working capital requirement for the twelve months period ended December 31, 2003. This was partially offset by increases in non-cash expenses such as depreciation and amortization due in part to the revaluation of intangible assets.

Net cash used in or provided from investing activities

        Net cash provided from investing activities for the twelve months ended December 31, 2003 amounted to €114.5 million, compared with net cash used in investing activities of € 2,746.0 million for the twelve months ended December 31, 2002. The significant decrease in net cash used in investing activities resulted principally from the decrease in investing activities in 2003 compared to 2002 where such investments were used in financing the acquisition of Legrand SA, partially offset by funds received from the sale of Schneider shares. In 2003, net cash used in investing activities was partly used to purchase shares of Legrand SA held by minorities. We received net cash from the sale of a minority stake in a non consolidated subsidiary amounting to approximately €55million and the monetisation of a part of the swap related to the Yankee bonds which resulted in an income of €56.8million.

        Capital expenditures amounted to €112.6 million for the twelve months ended December 31, 2003, a decrease of 26.9% from €154.0million for the twelve months ended December 31, 2002. The decrease in capital expenditures is mainly attributable to optimization of capital expenditures whereby capital expenditures in connection with increase in production capacity have been reduced in relation to the depressed economic climate in 2003 but the level of investment in new product development has increased totaling 37% of capital expenditures in 2003.

Net cash provided from or used in financing activities

        Net cash used in financing activities in 2003 amounted to €895.0 million, compared with net cash provided from financing activities of €2,830.0 million in 2002. The significant decrease in net cash provided from financing activities resulted mainly from the fact that in 2002 the net cash provided from financing activities reflected the financing of the acquisition of Legrand SA. In 2003, net cash used in financing activities reflected the repayment of borrowings and treasury notes, partially offset by new borrowings.

Debt

        Our gross debt (defined as the sum of TSDIs, Subordinated Shareholders PIK loan, long-term borrowings and short-term borrowings, including commercial paper programs and bank overdrafts) amounted to €3,762.1 million as of December 31, 2003 compared to €4,654.0 million as of December 31, 2002. Our cash and cash equivalents and marketable securities amounted to €100.5 million as of December 31, 2003 compared to €755.0 million as of December 31, 2002. Our current and non-current restricted cash amounted to €127.5 million as of December 31, 2003 compared to €150.0 million as of December 31, 2002. Our total net debt (defined as gross debt less cash and cash equivalents, marketable securities and restricted cash) amounted to €3,534.1 million as of December 31, 2003 compared to €3,749.0 million as of December 31, 2002.

        The ratio of consolidated net debt to consolidated shareholders' equity was 833% as of December 31, 2003compared to 599% as of December 31, 2002.

        Our borrowed funds consisted principally of the following as of December 31, 2003:

  •
  €108.9 million of indebtedness related to the TSDIs. See "Subordinated Perpetual Notes (TSDIs)";

  •
  €306.4 million related to the 8.5% Yankee bonds. See "$400 million 8.5% Yankee bonds due February 15, 2025";

  •
  €1,428.8 million under the senior credit agreement entered into in connection with the Acquisition of Legrand SA;

  •
  €601.1 million related to the High Yield Notes. See "High Yield Notes";

  •
  €1,213.6 million related to the Payment in Kind loan, including accrued interest; and

  •
  other debt amounting to €103.3 million as of December 31, 2003, consisting principally of short-term debt and capital leases.

        Historically, the principal uses of cash of our predecessor have been devoted to working capital, capital expenditures, research and development, acquisitions and debt service, which were funded principally with cash flows from operations, commercial paper programs, bank overdrafts and long-term borrowings (primarily in the form of the Yankee bonds and the TSDIs). Following the Acquisition and the related transactions, our indebtedness and debt service requirements have increased significantly. In addition, we no longer benefit from access to the commercial paper market to fund short-term liquidity requirements. However, under the senior credit facility, we have €250 million available under the revolving facility and up to €300 million available, subject to satisfaction of certain funding conditions, under the borrowing base facility. As of December 31, 2003, €52.3 million is borrowed under the revolving facility and €197.7 million remains available for future borrowings. As of December 31, 2003, there are no outstanding borrowings under the borrowing base facility, which was fully drawn and fully repaid during 2003, and €300 million remains available for future borrowings.

Senior Credit Facility

        The facilities made available to us and our subsidiaries, including Legrand SAS and Legrand SA, pursuant to the senior credit facility consist of three term facilities (Term A Advance, Term B Advance and Term C Advance), a borrowing base facility and a revolving credit facility. All of these facilities are fully drawn except for the revolving credit facility and the borrowing base facility, which are discussed above.

        Legrand SAS, Legrand SA, Legrand SNC and Legrand Holdings, Inc. are borrowers under the senior credit facility as of December 31, 2003. A portion of the term advances under the senior credit facility were funded through a special purpose financing company organized in Luxembourg which utilized the proceeds of those advances to purchase funding bonds of Legrand SAS. Legrand SAS, Legrand SA and certain of our operating subsidiaries have guaranteed all or some of the borrowings outstanding under the senior credit facility (including the funding bonds). In addition, certain of the assets of the borrowers and guarantors have been pledged as collateral to collateralize borrowings made under the facility.

        Interest in respect of the various tranches of loans under the senior credit agreement is computed based on the European Inter-bank Offered Rate ("EURIBOR") or, if the borrowing is not denominated in euro, the analogous rate based on the currency in which the borrowing is denominated. The margins for the Term A Advance, Term B Advance, Term C Advance, the borrowing base facility and the revolving facility are 2.25%, 2.75%, 3.25%, 2.25% and 2.25%, respectively. The margins related to certain tranches of borrowings are subject to adjustment based on the ratio of the consolidated debt and consolidated cash flows of Legrand Holding.

        The Term A Advance is payable in semi-annual installments through December 10, 2009. The Term B Advance is payable in two equal installments on June 13, 2010 and December 10, 2010. The Term C Advance is payable in two equal installments on June 13, 2011 and December 10, 2011.

        Under the senior credit facility, we have agreed to maintain specified ratios of total net debt to EBITDA, cash flow to total debt service, EBITDA to net interest expense and net senior debt to EBITDA. The agreement also restricts our ability to make capital expenditures. In addition, subject to certain exceptions, the agreement restricts the ability of Legrand SAS to make payments on the subordinated inter-company funding loan and otherwise to us.

        In 2003, we entered into hedging arrangements for a notional amount of €1,200 million pursuant to which the applicable variable interest rate payable on the Senior Credit Facility was capped at 3.40%.

Subordinated Perpetual Notes (TSDIs)

        In December 1990 and March 1992, Legrand SA, our Predecessor, issued TSDIs through private placements, in aggregate nominal value amounts of Fr3,000 million (€457 million) in 1990 and Fr2,000 million (€305 million) in 1992, respectively. The TSDIs were issued at par. They have no stated due date or maturity and Legrand has no obligation to redeem them unless it carries out a voluntary dissolution, is subject to liquidation, or a final judgment is entered ordering the sale of the entire business (cession totale de l'entreprise) of Legrand. Upon any redemption, payment of the principal amount of the TSDIs is subordinated to the payment in full of all other creditors, other than any outstanding participating loans (prêts participatifs) or participating securities (titres participatifs).

        Legrand SA is required to pay interest semi-annually on the TSDIs at a rate indexed to EURIBOR or at a fixed rate for two series of TSDIs in an aggregate nominal value of Fr375 million (€57 million) for the first fifteen years following each issuance. At the time of each issuance, Legrand SA entered into agreements with third parties under which the third parties agreed to purchase the TSDIs from the holders fifteen years after issuance. The third parties agreed to waive all rights of interest on the TSDIs once they purchase them from the holders. Accordingly, no further interest payments are due to the holders of the TSDIs after the 15th anniversary of the issuance.

        In order to manage its exposure to fluctuations in interest rates, Legrand SA hedged its obligation to pay interest on the TSDIs using interest rate swaps. After accounting for these swap agreements, the effective interest rates on the TSDIs amounted to 9.3% per year in 2001, 9.6% in 2002 and 10.7% in 2003 of the average residual carrying value of the TSDIs.

$400 million 8.5% Yankee bonds due February 15, 2025

        On February 14, 1995, our predecessor issued $400 million principal amount of 8.5% debentures due February 15, 2025 (the "Yankee bonds"). Interest on the Yankee bonds is payable semi-annually in arrears on February 15 and August 15 of each year.

        Upon issuance of the Yankee bonds, our predecessor entered into a 30-year swap agreement with a notional amount of $400 million (the "Yankee bond swap"). As a result, our interest payments due related to the Yankee bonds are computed based on the London inter-bank offered rate ("LIBOR"), plus a margin of 0.53% per annum (reset every 6 months, in arrears). The interest rate swap agreements require that Legrand SA post cash collateral in an account if the exposure of the counterparty under the swap agreements increases as calculated on a marked-to-market basis.

        In February 2003, we entered into a cross-currency interest rate swap with respect to the Yankee bonds pursuant to which the interest rate payable on $350 million principal amount was fixed at 4.6% per year for the remainder of the term of the Yankee bonds. After considering the swap entered into upon issuance of the Yankee bonds, $50 million principal amount continues to bear effective interest at a floating rate (LIBOR + 0.53%).

        In April 2003, we entered into a swap novation agreement where we sold the 2008-2025 maturity bracket of the Yankee bond swap for cash consideration of €56.8million. As a result, from February 2008 onwards, our Yankee Bond will bear effective interest at a fixed 8.5% coupon again. We may enter into additional interest rate swap arrangements with respect to our floating rate debt.

        Pursuant to the interest rate swap arrangements entered into by us in connection with the TSDIs and the Yankee bonds, Legrand SA must post cash collateral if the swap counterparty's exposure to the credit risk of Legrand SA exceeds the then posted amounts, calculated on a marked to market basis every two weeks. However, the swap counterparty can require such posting only after its exposure exceeds a threshold tied to Legrand SA's credit rating. Following the Acquisition of Legrand SA, Legrand SA's credit rating resulted in the threshold being set at zero, and the counterparties' exposure resulted in Legrand SA being obliged to deposit €76 million in an account pledged for the benefit of the swap counterparty. Any further requirement to post cash collateral should arise solely from fluctuations in interest rates and not from further changes in Legrand SA's credit rating. In addition, Legrand SA has deposited €74 million in an account with the facility agent for the senior credit agreement which is available only for payments on the TSDIs and related hedging obligations or to provide cash collateral in relation to such hedging obligations. It is possible that Legrand SA may be required to provide additional collateral exceeding amounts already on deposit. As of December 31, 2003, we had €127.5 million on deposit related to these arrangements.

High Yield Notes

        In February 2003, we issued $350.0 million of 10.5% senior notes due 2013 and €277.5million of 11.0% senior notes due 2013. As of December 31, 2003, all of the notes remain outstanding.

Related Party Loan

        In February 2003, we issued a subordinated shareholder PIK loan in the principal amount of €1,156 million subscribed by a subsidiary of the group's ultimate parent company. This loan bears interest at 5% per annum and is payable in full, together with accrued interest, in 2026.

Restrictions on our subsidiaries' ability to transfer funds to us.

        Legrand SAS and its subsidiaries are restricted pursuant to the terms of the senior credit facilities and an inter-creditor deed from making distributions, loans or other payments to us, except to pay interest on the subordinated inter-company loan and in certain other limited circumstances.

        As a result of these restrictions, we may not be able to obtain funds from our subsidiaries by means other than the payments by Legrand SAS under the subordinated inter-company loan and in certain other limited circumstances.

        Management believes that cash flows from the company's operations will be sufficient to meet the costs of the various debt obligations discussed above.

Capital Expenditures

        From 1990 through 2002, we spent an average of 8.4% of consolidated net sales per year on capital expenditures. Historically, our annual capital expenditures have fluctuated between 5% and 12% of consolidated net sales, with year-to-year variations that result from the cyclical nature of our investment requirements. In 2003, capital expenditures as percentage of consolidated net sales was 4.1% (compared with 5.3% in 2002) in connection with our lower level of revenues within this year mainly due to adverse economic conditions. However, we intend to increase capital expenditures from current levels and maintain capital expenditures at levels ranging between 5% and 7% of our consolidated net sales, since we believe that investments in new products and continuous replacement and upgrade of production equipment is essential in order for us to maintain and increase our market position.

  C    Research and Development

        Management believes that research and development is essential to maintaining and strengthening our market position through product improvements and innovation and more efficient manufacturing processes. Our research and development expenditure totaled €239 million in 2002 (equal to 8.0% of our consolidated net sales on a combined basis with our predecessor) and €258.5 million in 2003 (equal to 9.4% of our consolidated net sales). The increase in the research and development expenditure in 2003 compared to 2002 was as a result of the application of purchase accounting in connection with the acquisition. In connection with the Acquisition, certain patents and brands were revalued upwards. The subsequent amortization of these purchase accounting adjustments is recognized as research and development expense in our consolidated statements of operations.

        Certain production facilities have dedicated research and development teams; however, a significant portion of our research and development focus is centralized in Limoges, France and Varese, Italy. As of December 31, 2003, 1,480 employees in approximately 20 countries were involved in research and development, of which over 50% were based in France, over 25% in Italy and the remainder in other countries.

  D    Trend Information

        Please refer to "—Overview" for a discussion of the most significant recent trends in our production, sales, costs and selling prices. In addition, please refer to discussions included in this Item for a discussions of known trends, uncertainties, demands, commitments or event that we believe are reasonably likely to have a material effect on our net operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial condition.

  E    Off-Balance Sheet Arrangements

        Please refer to note 1-l) and note 24 of our consolidated financial statements.

  F    Contractual Obligations

        The following table summarizes our contractual obligations, commercial commitments and principal payments on a consolidated basis as of December 31, 2003.

	Historical Payments Due by Period
As of Dec 31, 2003	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term borrowings	2,336.4	52.7	172.1	276.0	1,835.6
Related party loan	1,213.6	—	—	—	1,213.6
Short-term borrowings	75.6	75.6	—	—	—
Capital lease obligations	27.6	4.6	18.0	5.0	0.0
Subordinated securities and the related loans (TSDIs)	108.9	40.5	59.5	8.9	—

Total contractual obligations	3,762.1	173.4	249.6	289.9	3,049.2

        We believe that our operating cash flows, together with available capacity to borrow under the senior credit facility (revolving credit facility and borrowing base facility), will be sufficient to fund our working capital needs, anticipated capital expenditures and debt service requirements as they become due for at least the next several years, although we cannot assure you that this will be the case. See "Risk Factors—We require a significant amount of cash to service our ability to generate sufficient cash depends on many factors beyond our control". In particular, future drawings under the senior credit facilities will be available only if, among other things, we meet the financial maintenance covenants included in the senior credit agreement. Our ability to meet those covenants will depend on our results of operations and certain factors outside of our control such as interest rates fluctuations and exchange rates variations.

Variations in Exchange Rates

        A significant number of our non-French subsidiaries operate in countries with currencies other than the euro. Approximately 35% of our net sales in 2003 were denominated in currencies other than the euro (principally, the US dollar and the British pound). As a result, our consolidated operating results have been and could be in the future affected significantly by fluctuations in the exchange rates between the euro and such other currencies.

        In order to prepare our consolidated financial statements, we must convert assets, liabilities, income and expenses that are accounted for in other currencies into euro. Therefore, fluctuations in foreign currency exchange rates affect such items in the consolidated financial statements, even if the value of the item remains unchanged in its original currency. To the extent that we incur expenses that are not denominated in the same currency as the related revenues, foreign exchange rate fluctuations could cause our expenses to increase as a percentage of net sales, affecting our profitability and cash flows.

        We use end-of-period exchange rates for the translation of balance sheet data and period average exchange rates for the translation of income statement and cash flows data. In translating financial statements of subsidiaries operating in highly inflationary economies, non-monetary assets are recorded at historical rates of exchange, and gains or losses arising from the translation of the financial statements of such subsidiaries are included in the consolidated income statement under "Other revenues (expenses)."

        We operate internationally and are therefore exposed to foreign exchange risk arising from various foreign currencies. Foreign currency denominated assets and liabilities together with firm and probable sales commitments give rise to foreign exchange exposure. Natural hedges are achieved, whenever management believes it appropriate, through the matching of funding costs to operating revenues in each of the major currencies in which we operate.

        We periodically enter into foreign currency contracts to hedge commitments, transactions or foreign income. In recent years, hedging transactions entered into by us have principally involved certain intra-group sales between major foreign subsidiaries denominated in such subsidiaries' respective local currencies. We do not currently hedge the net assets of our subsidiaries.

Differences between French GAAP and US GAAP

        Our audited consolidated financial statements and the audited consolidated financial statements of our predecessor, Legrand, included elsewhere herein have been prepared in accordance with French GAAP which differ in certain significant respects from US GAAP.

Legrand Holding

        Before January 1, 2002, none of the differences between French GAAP and US GAAP, which affect our financial statements, had a significant impact on net income or net equity as reported under French GAAP. As of December 31, 2003 and 2002 and for the period then ended, our net income and net equity were affected by GAAP differences related to the accounting for our subordinated perpetual notes, or TSDIs, and related swaps, the accounting for certain taxes paid in Italy and the application of FAS 142.

Accounting for goodwill

        Under French GAAP, our goodwill related to the Legrand acquisition (€847 million) is being amortized over its estimated useful life of 20 years. Under US GAAP, goodwill is not amortized. Instead, it is subject to impairment testing at least annually. For the period ended December 31, 2003 this difference had an impact of €44.7million on the determination of net income under US GAAP.

TSDIs and related swaps

        Under French GAAP, certain special purpose entities related to our subordinated securities are not consolidated. Under US GAAP, these entities are required to be consolidated. As of December 31, 2003 and for the period then ended, this difference did not have a significant impact on the determination of net income under US GAAP.

        In addition to the consolidation of certain special purpose entities, certain derivative financial instruments related to the subordinated securities, which are accounted for as hedges under French GAAP, do not qualify for hedge accounting under US GAAP. Accordingly, these instruments are recognized in the balance sheet at fair and future changes in fair value will be recognized in income. This difference did not have a significant effect on the determination of net income or net equity under US GAAP as of or for the period ended December 31, 2002 and had a €15.8million positive impact on our interest income and a €1.5 million positive impact on our equity under US GAAP as of or for the period ended December 31, 2003.

        Certain derivative financial instruments, including swaps associated with the $400 million 8.5% Yankee bonds, are recorded at fair value in purchase accounting under US GAAP. Subsequent changes in fair value are recognized in the profit and loss account. Under French GAAP purchase accounting, these instruments are treated as off balance sheet items. As of December 31, 2003 and 2002, the principal impact of this difference on the balance sheet was an increase in non-current assets by € 60.1 million and €162 million respectively, an increase in non-current liabilities by € 52.5 million and €40 million respectively.

Italian tax (EITF 93-16)

        For a discussion of the nature of this difference and its impact on our consolidated net income and net equity under US GAAP, refer to note 29 to our consolidated financial statements included elsewhere in this annual report.

Reclassifications

        In addition to the differences described above, our consolidated financial statements prepared in accordance with French GAAP require certain reclassifications to comply with US GAAP. These reclassifications do not affect the determination of net income or net equity under US GAAP; however, they do have an impact on the presentation of our consolidated balance sheet and consolidated statement of income. Refer to note 29 to our consolidated financial statements for additional discussion of these reclassifications.

Legrand SA (Predecessor) for the period from January 1, 2002 to December 10, 2002

        Through December 10, 2002, the principal difference impacting the determination of Legrand SA's net income under US GAAP compared with French GAAP results from consolidating the results of certain entities relating to our subordinated securities. The principal impact of this difference on the income statement is to adjust interest income (expense). The principal impact of this difference on the balance sheet is to increase non-current assets. For a discussion of this difference, refer to note 28 to the consolidated financial statements of Legrand included elsewhere in this annual report.

        In addition, our French GAAP financial statements are also affected by certain other differences from US GAAP, which are summarized below.

Reclassifications

        The following reclassifications are required under US GAAP:

  •
  a reclassification of certain cash discounts granted to customers (reclassified from non-operating expense to a reduction of net sales), for a total amount of €31 million, €40 million and € 35 million for each of the years ended December 31, 2000 and 2001 and the period from January 1, 2002 through December 10, 2002, respectively;

  •
  a reclassification of certain taxes paid in Italy (reclassification from operating expense to income tax expense), for a total amount of € 5 million for each of the years ended December 31, 2000 and 2001 and the period from January 1, 2002 through December 10, 2002;

  •
  a reclassification of other expenses that are classified as non-operating expenses under French GAAP and that are required to be included in operating income under US GAAP (principally restructuring charges).

Depreciation of Schneider shares

        Under French GAAP, the shares of Schneider formerly held by us as a result of Schneider's public tender offer for the Legrand SA shares in 2001 were treated as marketable securities. However, as those shares were received in exchange for treasury shares held by Legrand SA, the entire transaction including the subsequent gains and losses is a treasury stock transaction and recognizing subsequent gains and losses in the income statement is inconsistent with the accounting treatment of a treasury stock transaction. In order to take into account this extraordinary situation and to be in compliance with the "true and fair" principle, we have recorded in accordance with French GAAP the unrealized losses (€21 million after taxes) at December 31, 2001 as a direct charge to equity. In accordance with US GAAP, these shares were recorded as marketable securities and we recorded additional financial expense, net of taxes, of €21 million. During 2002, all of the Schneider shares were sold and a €2 million net gain was recorded directly to equity in accordance with French GAAP. Under US GAAP, this net gain was reversed from equity and recorded to income.

Italian tax (EITF 93-16)

        The Italian tax law No. 342 allowed firms to revaluate their assets retroactively as of January 1, 2001. Therefore, a deferred tax asset has been booked in the French GAAP accounts and a provision is required as long as the actual tax law did not confirm the use of those tax assets. Under US GAAP, as those gains are taxable when distributed, a distribution tax is booked. The difference between the provisions booked in the French GAAP accounts and the one booked in the US GAAP consolidated accounts amounts to €17 million (additional expense) as of December 31, 2001.

        For more detailed discussion on the differences between French GAAP and US GAAP as applied to Legrand SA's financial statements, see note 28 to the audited consolidated financial statements of Legrand SA included elsewhere in this annual report.

Accounting for goodwill

        For the period January 1, 2002 to December 10, 2002, Legrand SA recorded an additional US GAAP difference to reverse the goodwill amortization expense recorded under French GAAP. Under SFAS 142, goodwill is no longer amortized but will be assessed for impairment on an annual basis and whenever events and circumstances indicate that the carrying value of goodwill may not be recoverable. Accordingly, goodwill attributable to Legrand's acquisitions will not be amortized for US GAAP purposes.

        For a more detailed discussion on the differences between French GAAP and US GAAP as applied to Legrand SA, refer to note 28 to the audited consolidated financial statements of Legrand SA, our predecessor included elsewhere in this annual report.

Minimum pension liability (FAS 87)

        Under US GAAP, Legrand is required to recognize a liability related to our pension and postretirement benefit obligations at least equal to the amount by which the accumulated benefit obligation exceeds the market value of plan assets. When recognized, the counterpart to the additional liability is either an intangible asset or a separate component of equity (accumulated other comprehensive income). Under French GAAP, the additional pension liability is not recognized in the balance sheet.

Critical Accounting Policies

        The accounting policies described below are those we consider critical in preparing our consolidated financial statements. These policies include significant estimates made by management using information available at the time the estimates are made. A more detailed description of the significant accounting policies used by us in preparing our consolidated financial statements is included in note 1 to our consolidated financial statements.

Goodwill and Other Intangible Assets

        We have made acquisitions in the past that resulted in the recognition of a significant amount of goodwill and other identifiable intangible assets (in particular, the acquisition of Legrand SA on December 10, 2002).

        Under French GAAP, all intangible assets, including goodwill and excluding brands, are amortized over their estimated useful lives.

        Under US GAAP in effect before January 1, 2002, all intangible assets, including goodwill, were amortized over their estimated useful lives. In July 2001, the FASB issued SFAS 141 and SFAS 142, collectively SFAS 141/142. SFAS 141/142 established new accounting and reporting standards for goodwill and other non-amortized (indefinite-lived) intangible assets. In particular, SFAS 141/142 replaced the amortization of these items over their estimated useful lives by an annual impairment test based on the item's estimated fair value. Other intangibles that do not have indefinite useful lives will continue to be amortized over their estimated useful lives and, upon the occurrence of certain impairment indicators, will also be subject to periodic impairment tests based on undiscounted and discounted cash flows. SFAS 141/142 were effective for us from January 1, 2002.

        The judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of the acquired businesses. Future events could cause us to conclude that impairment indicators exist and that goodwill or other identifiable intangible assets associated with the acquired businesses are impaired. Any resulting impairment loss could have a material adverse impact on our consolidated financial condition and results of operations.

        Annual impairment tests for goodwill are performed in two steps. The first step is performed by comparing the current fair value of the reporting unit to which the goodwill being tested is allocated to the carrying amount of the reporting unit. If the carrying amount of the reporting unit exceeds its fair value, we are required to perform the second step of the goodwill impairment test. If required, the second step of the impairment test is performed by comparing the implied fair value of the reporting unit's goodwill, which is computed by preparing a hypothetical purchase price allocation at the date of the impairment test, to the carrying amount of the reporting unit's goodwill. Any excess of the carrying amount over the implied fair value of the reporting unit's goodwill is recognized as an impairment loss. Annual impairment tests for indefinite-lived intangible assets are performed by comparison of the current fair value of the intangible asset to its carrying amount. Any excess of the carrying amount over the estimated fair value is recognized as an impairment loss. Periodic impairment tests for definite-lived intangible assets, if required, are performed in two steps. The first step is performed by comparing the future undiscounted cash flows associated with the intangible asset to the carrying amount of the intangible asset. If the carrying amount of the intangible asset exceeds the future undiscounted cash flows associated with the intangible asset, an impairment loss is recognized for the excess of the carrying amount of the intangible asset over the fair value (generally, based on discounted cash flows) of the intangible asset.

        The accounting for goodwill and other intangible assets involves a number of critical management judgments, including:

  •
  determining which intangible assets, if any, have indefinite useful lives and, accordingly, should not be subject to amortization;

  •
  identification of events or changes in circumstances that may indicate that an impairment has occurred;

  •
  making allocations of goodwill to reporting units;

  •
  determining the fair value of reporting units in connection with annual impairment tests of goodwill;

  •
  determining the implied fair value of goodwill, where necessary, which involves the preparation of a hypothetical purchase price allocation for the reporting as of the date of the impairment test;

  •
  estimating the future undiscounted and discounted cash flows for purposes of periodic impairment tests on definite-lived intangible assets; and

  •
  determining the fair value of indefinite-lived intangible assets for purposes of annual impairment tests.

        Fair value is based either on the quoted market price in an active market for the asset, if available, or, in the absence of an active market, on discounted future cash flows from operating income less investments. Many assumptions and estimates underlie the determination of fair value. Another estimate using different, but still reasonable, assumptions could produce different results.

        We applied the impairment test set forth in SFAS 141/142 for all goodwill amounts recorded by us using the following assumptions and parameters:

  •
  a weighted average capital cost of 7.40% as of January 1, 2002 (for our predecessor) and 8.5% as of December 31, 2003 and 2002; and

  •
  a growth rate beyond the specifically forecasted period of 2.00% per year for our discounted future cash flows analyses.

        No impairments were recognized for the year ended December 31, 2003. Further to these estimations of the effect of the application of SFAS 141/142 and based on the assumptions above, an impairment loss amounting to €12.4 million was recorded in the consolidated financial statements of our predecessor with respect to our UK operations in 2002.

Accounting for income taxes

        As part of the process of preparing our consolidated financial statements, we are required to estimate the income taxes in each of the jurisdictions in which we operate. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet. We must then assess the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, it must include an expense within the tax provision in the statement of operations.

        Due principally to the significant interest and other expenses incurred as a result of the Acquisition, we currently have a significant amount of recognized and unrecognized deferred tax assets (€67.0 million as of December 31, 2003). Significant management judgment is required in determining the valuation allowance recorded against the net deferred tax assets. We have recorded a valuation allowance, and there are uncertainties regarding our ability to utilize some of our deferred tax assets before they expire, primarily certain net operating losses carried forward and foreign tax credits. The valuation allowance is based on our estimates of future taxable income by jurisdiction in which we operate, and the period over which the deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to adjust the valuation allowance, which could materially impact our consolidated financial position and results of operations.

New US GAAP Pronouncements

        In January 2003, the FASB issued FASB Interpretation ("FIN") No. 46, Consolidation of Variable Interest Entities, which is an interpretation of Accounting Research Bulletin ("ARB") No. 51 Consolidation of Financial Statements. In December 2003, the FASB issued FIN No. 46 R, which amended the provisions of FIN 46. FIN No. 46 R provides additional guidance regarding how to identify variable interest entities and how an enterprise assesses its interest in the variable interest entity to determine whether an entity is required to be consolidated. The interpretation establishes that an enterprise consolidate a variable interest entity if the enterprise is the primary beneficiary of the variable interest entity. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity. This interpretation applies immediately to variable interest entities created after January 31, 2003. For interests in variable interest entities that are also considered to be special purpose entities that existed as of January 31, 2003, the guidance of FIN No. 46 R applies as of December 31, 2003. For interests in variable interest entities that are not considered to be special purpose entities and that existed as of January 31, 2003, the guidance of FIN No. 46 R will apply as of March 31, 2004. The adoption of FIN No. 46 R has not and is not expected to have a significant impact on the Group's consolidated results of operations, financial position, or cash flows.

Item 6    Directors, Senior Management Employees

  A    Directors, Senior Management

Management of Legrand Holding

        Set forth below are the names of the members of our board of directors and executive officers. Members of our board of directors can be reached at our registered address.

Name	Current Position	Initially Appointed	Term Expires
Ernest-Antoine Seillière	Director and Non-Executive Chairman	2002	2008
Jean-Bernard Lafonta	Director	2002	2008
Arnaud Fayet	Director	2002	2008
Henry R. Kravis	Director	2002	2008
Edward A. Gilhuly	Director	2002	2008
Jacques Garaïalde	Director	2002	2008
François Grappotte	Director and Chief Executive Officer (Directeur Général)	2003	2008
Olivier Bazil	Director	2002	2008
Gilles Schnepp	Director	2002	2008
Antoine Schwartz	Director	2003	2008
Frank Schmitz	Director	2003	2008
Nigel Hammond	Observer	2003	2003

        Our board is composed of eleven members. See "Item 7 Major Shareholders and related party Transactions". Our three most senior executive officers or those of our subsidiaries are members of the board of directors. KKR, Wendel and certain other consortium members have the right to designate individuals for appointment as directors as follows: (i) three directors may be designated by Wendel, (ii) three directors may be designated by KKR, and (iii) two directors may be designated, on a rotating basis, by the other consortium members which hold at least €50 million of securities of Lumina Parent. Pursuant to the investors' agreement, Wendel is entitled to select one of the directors to serve as chairman of the board of directors. Wendel selected Ernest-Antoine Sellière, who was appointed chairman of our board of directors. Pursuant to the investors' agreement, if either KKR or Wendel holds less than €500 million of securities of Lumina Parent, then all three of its designees must resign from our board of directors. However, so long as KKR or Wendel continues to hold at least €50 million of securities of Lumina Parent, it will be entitled to participate in the rotation for the designation of two directors by our other investors. See "Item 7 Major Shareholders and related party Transactions". Pursuant to the investors' agreement, if the designees of Wendel or KKR are required to resign from the board of directors, the other of them will have the right to designate three additional directors to replace the directors so resigning.

  B    Compensation

        We did not pay any compensation to our directors in 2003.

        Each member of our board of directors holds only director qualifying shares, which amount to less than one percent of our ordinary share capital.

        In 2003, the aggregate compensation that Legrand SA and its subsidiaries paid to directors and executive officers of Legrand SA was approximately €1.6 million. This amount includes the compensation to directors and executive officers in all capacities with respect to Legrand SA and its subsidiaries. In 2003, Legrand SA paid no directors' fees (jetons de présence) .

        Please find below remuneration and other compensation received by the three executive officers and directors of Legrand SA in the financial year ended December 31, 2003.

	Legrand SA
(1)	Annual remuneration	All other compensation
	(€)
François Grappotte	358,300	358,221
Olivier Bazil	295,000	144,824
Gilles Schnepp	282,000	137,185

(1)
Amounts include bonuses which are approved in a financial year prior to the financial year in which they are paid.

        In January 2004, a total amount of € 648,600 has been paid to Mr. Grappotte in connection with his retirement indemnity and his 2003 bonus. In 2001, Legrand SA entered into an agreement with an insurance provider to provide pension, retirement or similar benefits to the French members of Legrand SA's senior management responsible for day-to-day operations. Legrand SA's obligations under such agreement as of December 31, 2003 were estimated at approximately €14 million. Of such amount, approximately €1.3 million was accrued as of December 31, 2003. The senior management is made up of eleven members, including three social representatives.

        The French members of Legrand SA's senior management responsible for day-to-day operations are entitled to receive a retirement premium. The retirement premium is calculated to ensure that the beneficiaries receive a total retirement pension equal to 50% of the average of the two highest annual remuneration amounts received by such member during the last three years of service at Legrand. To receive the retirement premium, the member must be at least 60 years old and must have been employed by Legrand SA for at least ten years. If such member dies, Legrand will pay 60% of the retirement premium to the member's surviving spouse.

        Mr. Bazil and Mr. Schnepp are, subject to certain conditions, each entitled to receive (i) a severance payment of approximately €0.8 million payable upon termination, provided such termination was not for gross misconduct and (ii) compensation for signing a covenant not to compete of approximately €0.8 million payable upon termination of employment.

        As of December 31, 2003, the total number of stock options held by the three executive officers and directors of Legrand SA was 62,760 issued under the 1994 plan, the 1999 plan and the 2001 plan.

        Except as discussed above, no member of the board of directors of Legrand Holding or any of its executive officers are entitled to retirement or termination benefits. None of Legrand Holding's nor Legrand SA's executive officers and directors owns any other options to subscribe or purchase shares of any of Legrand SA's subsidiaries.

  C    Board practices

Committees

        Our board of directors has a business committee, an audit committee and a compensation committee. The members of these committees do not receive any fees or other remuneration for their services as committee members.

        The business committee is comprised of two representatives of each of KKR and Wendel, our chief executive officer, who serves as chairman of the committee, and two of our subsidiaries' additional senior executive officers. The current members of the business committee are Mr. Gilhuly and Mr. Garaïalde, representatives of KKR, Mr. Lafonta and Mr. Fayet, representatives of Wendel, Mr. Grappotte, chairman of the committee, Mr. Schnepp and Mr. Bazil. The committee can invite non-voting observers to attend its meetings. The business committee is responsible for approving our annual budget and investments made by us and our subsidiaries. The business committee must submit reports to the board of directors, particularly with regard to its approval of the annual budget and investments.

        The audit committee is comprised of two representatives of each of KKR and Wendel, with the chairman of the committee selected from and by such representatives. The current members of the audit committee are Mr. Gilhuly and Mr. Garaïalde, representatives of KKR, and Mr. Lafonta and Ms. Picard, representatives of Wendel. The audit committee can invite non-voting observers to attend its meetings. However, the audit committee must meet with the statutory auditors without members of our management present. The audit committee is responsible for examining our quarterly and annual accounts. The audit committee is required to provide an opinion to our board of directors with respect to its examination of the accounts. Further, the audit committee must determine whether the accounting methods used properly account for major risks, verify whether internal procedures are sufficient to guarantee that the information necessary to properly prepare the accounts is gathered and review the internal audit guidelines. The audit committee must also provide an opinion to our board of directors regarding the renewal or nomination of the auditors, examine all financial and auditing questions submitted to it by the chairman of the committee or our non-executive chairman and review all questions concerning conflicts of interest submitted to it.

        The compensation committee is comprised of two representatives of each of KKR and Wendel, with the chairman of the committee selected from and by such representatives. The current members of the compensation committee are Mr. Gilhuly and Mr. Garaïalde, representatives of KKR, and Mr. Seillière and Mr. Lafonta, representatives of Wendel. The compensation committee can invite non-voting observers to attend its meetings. The compensation committee is responsible for determining the compensation of our managers and those of our subsidiaries, including Legrand SA. The compensation committee does not, however, determine any directors' fees. The compensation committee is also responsible for allocating stock options to our management and employees and those of our subsidiaries.

Corporate Governance of Legrand Holding

        Pursuant to the investors' agreement, the consortium members have agreed that all matters relating to ourselves will be decided by our board of directors by simple majority vote, except for several matters in respect of which each of KKR and Wendel have veto rights and without prejudice to the powers expressly reserved to the shareholders. See "Item 7 Major Shareholders and related party Transactions". In the event of an equality of votes for a decision that requires only a simple majority vote, the chairman of the board will have the right to cast the deciding vote. Wendel is entitled to designate the chairman of the board.

        We are a French limited liability company, a société anonyme, governed by French law and its bylaws (statuts). All matters not governed by the bylaws are determined in accordance with French law. The bylaws also determine which decisions require shareholder approval, in addition to those decisions which pursuant to the requirements of French law have to be approved only by the shareholders.

        In accordance with French law governing French limited liability companies, sociétés anonymes, and without prejudice to the powers expressly reserved to the shareholders, our business is managed by our board of directors (conseil d'administration). Under French law, a director can be an individual or a legal entity. According to our bylaws, our board of directors must be made up of at least three but no more than eighteen directors. Our board of directors currently has twelve directors.

        Our bylaws allow the board of directors to appoint, upon the proposal of the chairman, one or more observers for one (1) year. The board of directors may, at any time, dismiss the observer and replace the observer. The observer is notified of the meetings of the board of directors in the same way as the directors, as discussed below. The observer has access to the same information and shall receive the same documentation in connection with the meetings of the board of directors as the directors. The observer is under the same obligations as the directors, including those obligations regarding discretion, confidentiality and related party transactions. The observer does not have the right to vote on any matter under consideration by the board of directors, but has the right to address the board. The observer's comments shall be included in board minutes. We do not compensate the observer.

        Our board of directors appoints our chairman of the board (président du conseil d'administration) and our Chief Executive Officer (directeur général). The board of directors has the power to determine whether we are managed by the chairman or the Chief Executive Officer. Under French law, the chairman and the Chief Executive Officer must be individuals. The chairman must be chosen from among the directors. The Chief Executive Officer can be chosen from among the directors or can be a third party. Article L. 225-51-1 of the French Commercial Code (code de commerce) allows the board of directors to appoint the same person as chairman and Chief Executive Officer or to appoint one individual to each position. Pursuant to the investors' agreement, the consortium members have agreed that the positions of our chairman and Chief Executive Officer must be held by different individuals. The board of directors may remove the chairman at any time, with or without cause. The board of directors may remove the Chief Executive Officer at any time for cause unless the Chief Executive Officer is also the chairman, in which case the Chief Executive Officer may be removed without cause. The board of directors determines the remuneration of the chairman and the Chief Executive Officer. The chairman and the Chief Executive Officer, in their capacity as directors, can vote on a resolution concerning their remuneration.

        Our board of directors has appointed Mr. Sellière to serve as chairman and Mr. Grappotte to serve as Chief Executive Officer. As chairman, Mr. Sellière organizes and manages the work of the board of directors, reports upon the work of the board of directors to the shareholders' meeting and ensures that the directors fulfill their duties. As Chief Executive Officer, Mr. Grappotte exercises the broadest powers to act in our name in all matters, within the limits of our corporate purpose and without prejudice to the powers expressly reserved by law to the shareholders' meeting and the board of directors.

        French law allows the board of directors to appoint up to five executive officers (directeurs généraux délégués) to whom the board of directors can delegate general or specific powers, with the consent of the general manager. The Chief Executive Officer nominates the executive officers and the board appoints them and determines their specific management powers, responsibilities and remuneration. We will not pay compensation to the executive officers. Under French law, an executive officer, like the Chief Executive Officer, has broad powers to act in our name. Our bylaws specify that the executive officers' powers cannot be greater than those of the Chief Executive Officer. The board of directors may remove the executive officers for cause at any time upon the proposal of the Chief Executive Officer. The executive officers, if they are directors, can vote on a resolution concerning their remuneration.

        Pursuant to the investors' agreement, the board of directors shall meet whenever required, but no fewer than six (6) times per year. Any director may request that the chairman convene a meeting of the board of directors by written notice. Wendel has agreed to cause the chairman to (i) call a meeting whenever requested by any other director designated by a consortium member, (ii) consult with each director designated by a consortium member before setting the date of any meeting of the board of directors and (iii) take into account, to the greatest extent possible, the scheduling conflicts of each of the directors.

        Within two (2) business days (as defined in the investors' agreement) of receipt of the notice sent by a director requesting that the chairman call meeting of the board of directors, the chairman must send a convening notice to each director, each observer and each consortium member entitled to designate a director or observer, pursuant to the investors' agreement, but which at the time of such board meeting has not done so. All convening notices must specify the time, the date (which shall be at least 10 days after the date of the convening notice) and the place of the meeting of the board of directors. The convening notice must also contain the agenda, to which a director may add a matter at least five days in advance of the meeting of the board of directors. Any consortium member (other than KKR and Wendel) entitled to designate a director but which at the time of such board meeting has not done so, may request that a director place a matter on the agenda on its behalf. If the notice requirements are not satisfied, valid resolutions may nevertheless be adopted if each director signs a waiver of notice or attends the meeting of the board of directors in person or by proxy.

        Pursuant to the investors' agreement, a quorum consists of one-half of the directors including at least two directors designated by each of KKR and Wendel, or one such director representing the other by proxy. Decisions of the board of directors are taken by a vote of the majority of the directors present or represented by other directors, subject to KKR's and Wendel's veto rights. In the event of a tie, the chairman casts the deciding vote, subject to KKR's and Wendel's veto rights. See "Shareholders—Veto Rights of KKR and Wendel." A director can vote by proxy by giving a proxy to another director, but a director can only hold one proxy per meeting of the board of directors. Directors represented by another director at a meeting of the board of directors do not count for purposes of determining the existence of a quorum. Wendel and KKR must cause the directors that they designate, who are not physically present at the board meeting, to take part in the board meetings by video conference (subject to any restrictions imposed by French law or the bylaws) or, if a proxy is given to a director physically present at the meeting, by video conference. All meetings of the board of directors must be conducted in English. Minutes of the board must be kept in French and in English.

        The board of directors has the power to form committees and determine the composition and duties of such committees. Our board of directors has a business committee, an audit committee and a compensation committee, composed as follows: (i) the business committee is composed of at least six members, comprising two representatives of each of KKR and Wendel, our Chief Executive Officer, who serves as chairman of the committee, and two of our or our subsidiaries' additional senior executive officers; (ii) the audit committee is composed of at least four members, comprising two representatives of each of KKR and Wendel, and the chairman to be selected from and by such representatives; and (iii) the compensation committee is composed of at least four members, comprising two representatives of each of KKR and Wendel, with the chairman to be selected from and by such representatives. The audit committee is required to provide an opinion to our board of directors with respect to its examination of the accounts. Further, the audit committee must determine whether the accounting methods used properly account for major risks, verify whether internal procedures are sufficient to guarantee that the information necessary to properly prepare the accounts is gathered and review the internal audit guidelines. The audit committee must also provide an opinion to our board of directors regarding the renewal or nomination of the auditors, examine all financial and auditing questions submitted to it by the chairman of the committee or our non-executive chairman and review all questions concerning conflicts of interest submitted to it.

        The audit committee has an advisory role. It does not have any of the powers given by law to our board of directors or our other bodies. The audit committee must be convened at least four times per year to examine the yearly and quarterly accounts before the board of directors examines the accounts.

        The compensation committee must approve all manner of management compensation, including fringe benefits received from any of our subsidiaries or affiliated companies and any provisions related to a pension plan, the granting of stock options or other equity or equity-linked forms of compensation to management or any of our employees or group of employees or our subsidiaries. The compensation committee has an advisory role. It does not have any of the powers given by law to our board of directors or to our other bodies.

        Under French law, the board of directors convenes shareholders' meetings and presents our financial statements to the shareholders for their approval. The board must give 15 days notice of shareholders' meetings. Our shareholders' meetings must be held at our registered office or elsewhere in France, as specified in the notice of the meeting. Shareholders can, under conditions imposed by law and regulations, vote by proxy or by mail, either in paper form or in any other form as the board decides and indicates in the notice convening the meeting. A shareholder can participate in shareholders meetings by videoconference or electronic telecommunication or transmission, as permitted by law (and notified by the board or the chairman of the board) and shall be deemed present for quorum and majority purposes. Under certain circumstances, annual general meetings and extraordinary general meetings can be convened by our statutory auditors, by an agent designated in court or by a shareholder holding a majority of the shares or voting rights of the company.

        Directors are required to comply with applicable laws and regulations and the company's bylaws. Under French law, directors may be held liable for (i) violations of French legal or regulatory requirements relating to French limited liability companies (sociétés anonymes), (ii) violations of the bylaws or (iii) our mismanagement. Directors are held individually and jointly liable for such actions. An executive officer can be held individually liable for his actions if such actions are deemed contrary to our interests. In the case of misconduct of the board of directors, a director will be discharged from joint liability if such director was not a party to the violation, provided that no misconduct is attributable to such director and such director objects to the behavior that constitutes the violation in the minutes of the meeting of the board of directors.

Directors' power to vote on agreements in which they are interested.

        Under French law, all agreements (except agreements in the ordinary course of business entered into on an arm's length basis) between a French limited liability company (société anonyme) and one of its directors, its chief executive officer (Directeur Général) or one of its other executive officers, either directly or through an intermediary, are subject to a special approval procedure, in accordance with article L. 225-38 et seq. of the French Commercial Code (code de commerce). Moreover, article L. 225-38 of the French Commercial Code provides that an agreement entered into between a French limited liability company (société anonyme) and any of its shareholders holding more than 5% of the company's voting rights is subject to the same procedure. If a shareholder is a corporation, the company that controls such shareholder is subject to the same procedure. The interested party must (i) inform the board of directors of the agreement and (ii) obtain its authorization before the transaction is entered into. The chairman must inform the statutory auditors of such agreement within one month of its execution. The shareholders' meeting must then approve such agreement after the statutory auditors present a report. If the shareholders' meeting refuses to approve the agreement, third parties may still rely on it, unless it is deemed fraudulent and void. However, the director, the chief executive officer (Directeur Général), the other executive officer or the shareholder, as the case may be, will be held liable to the company for any loss incurred by the French limited liability company (société anonyme) in connection with the agreement. The party to the agreement may not participate in the board vote or in the vote of the shareholders meeting. A director, the chief executive officer (Directeur Général), the other executive officer or a shareholder, as the case may be, must disclose to the chairman agreements made with the company in the ordinary course of business on an arm's length basis. The chairman must communicate a list of such agreements, indicating each agreement's purpose, to the board and to the statutory auditors.

        Pursuant to the investors' agreement, a director may not be counted in the quorum or entitled to vote or participate in any deliberation in respect of (i) any action by us or any of our subsidiaries against the investor that nominated such director, (ii) any action by the consortium member (or any of its affiliates) that nominated such director against us or any of our subsidiaries, (iii) any action in which such director, the consortium member that nominated such director or any of their affiliates (as defined in the investors' agreement) has a financial or other interest in conflict with our interests or those of our subsidiaries or (iv) any contract or other arrangement between the investor that nominated such director or any of its affiliates and ourselves or any of our subsidiaries, unless such interest is fully disclosed to our board of directors and waived unless prohibited by applicable law by a simple majority of the disinterested directors of our board of directors.

Directors' powers to vote on own compensation

        Under French law, in consideration for services to the board of directors, directors are entitled to receive directors' fees (jetons de présence). Directors' fees are fixed by the shareholders' meeting and are then allocated by the board of directors. The board of directors may also grant to its directors additional directors' fees approved on a case-by-case basis for specific assignments. A director cannot vote for his own remuneration. If the director votes, the decision is void. The board of directors can authorize the reimbursement of travel and accommodation expenses and other expenses incurred by the directors in the corporate interest. It was decided not to pay any director's fees during 2003.

Borrowing powers exercisable by directors.

        Under French law, the board of directors must give prior authorization for any security, pledge or guarantee granted by a French limited liability company (société anonyme). Authorization is generally granted for one year and for a maximum aggregate amount and for specific maximum amounts. If the security, pledge or guarantee has not been previously authorized by the board, the security, pledge or guarantee is not enforceable against the société anonyme.

        The French Commercial Code (code de commerce) strictly forbids loans by a company to its directors, unless the director is a legal entity. Companies cannot provide overdrafts for directors or guarantee directors' obligations. The prohibition also applies to the general manager and executive officers, the permanent representative of company to the board, spouses or heirs of such persons and other intermediaries.

Age requirements for retirement of directors.

        Our bylaws provide that the directors in office cannot be older than 75 years old. Furthermore, the chairman, chief executive officer and any executive officers (directeur général délégué) who reaches the age of 75 is deemed to retire automatically. A director holds office for six (6) years. Directors are eligible for re-election. A director's office expires immediately after the shareholders ordinary general meeting that approves the accounts of the fiscal year and held in the year during which the office of the director expires.

        Under French law, each director must be a shareholder. Our bylaws specify that each director must hold at least one share. Directors may be appointed even though they have not yet become shareholders but they must become shareholders within three months of their appointment, failing which they will be deemed to have resigned from office.

        Each of our shares entitles the holder to one vote. Each share gives the holder the right to a portion of our assets, the right to participate in dividends and the right to a share of the assets available upon the winding up of the company in an amount equal to that part of the capital which the share represents unless preference shares have been created.

Summary of terms of ordinary shares

        Our share capital is €759,350,900, divided into 759,350,900 fully paid ordinary shares with a nominal value of €1 each.

        Each share carries with it the right to a proportion of the assets, the right to participate in dividends and the right to a share of the assets available on liquidation, in an amount equal to that part of the capital which the share represents, unless preference shares have been created.

        Subject to the applicable laws and regulations, every member of the meeting is entitled to a number of votes equivalent to the number of shares he holds.

        In a situation where it is necessary to own more than one share in order to exercise any right, the owners of single shares or an insufficient number of shares must group themselves together in order to exercise such right.

        The Extraordinary General Meeting may decide to separate the shares or to group them together.

  D    Employees

        The following table sets forth the number of employees, including temporary employees, that we employed as of December 31, 2001, December 31, 2002 and December 31, 2003. The table divides employees by geographical area and main category of activity.

	As of December 31,
	2001	2002	2003
By geographical areas:
France	35%	35%	35%
Italy	12%	12%	12%
Rest of Europe	18%	19%	19%
United States & Canada	13%	12%	11%
Other countries	23%	22%	23%
By category of activity:
Manufacturing	66%	66%	65%
Administration, General Services and R&D	21%	21%	21%
Marketing and Sales	13%	13%	14%
Total number of employees (average for period)	27,146	27,017	25,845

        We try to maintain an appropriate number of employees corresponding to the economic climate. We also aim to employ an adequate number of employees to manage client relationships and develop new products. Since 2001, we have reduced our workforce in response to the global economic downturn and subsequent decline in demand for our products. Nevertheless we continue to focus on marketing and sales to improve our market shares. For example, in 2003, we have increased our weighted average marketing and sales headcount by 2.9% (105 employees) while reducing our global weighted average workforce by 4.0% (1073 employees). Whenever possible, we reduce our workforce through voluntary employee reduction plans such as in France with an early retirement plan that has been launched in 2002. In 2003, we have closed plants in the UK, Austria, Mexico, the United States and Poland.

  E    Share ownership

Profit Sharing and Interest Plans

        French law provides for employees to share in the profit of the French group companies to the extent that the profit after tax of such entities exceeds a certain level. Amounts accrued are generally payable to employees after a period of five years and bear interest at varying, negotiated rates (from 5% to 9%).

        In addition to this obligation, French group companies and certain foreign subsidiaries pay their employees a portion of their income calculated on the basis of predetermined formulas negotiated by each entity.

        Employee profit sharing expense amounted to € 21.8 million for the year December 31, 2003.

Employee Stock Option Plans

Legrand Holding Employee Stock Option plan

        The Company has one stock option plan under which stock options may be granted to purchase a specified number of common shares of the Company at an exercise price of € 1.00/share and for a term of 9 years. Pursuant to the terms of the plan, stock options may be granted, at the discretion of the board of directors, to substantially all employees. Employee options may not vest in any options, except upon the occurrence of certain specified events, prior to the eight-year anniversary of the date of grant. In addition, the number of options, if any, that vest is contingent upon the internal rate of return achieved with respect to Lumina Parent's (the Company's ultimate parent) investment in the Company. As of December 31, 2003, the Company had 3,348,653 options available for grant pursuant to existing authorizations under approved plans.

        A summary of the status Company's stock option plan is presented below:

Nature of the plans	Subscription
		Total of outstanding plans
Dates of attribution of options	2003
Balance at the end of 2002	0	0

Options granted	9,555,516	9,555,516
Options exercised	0	0
Options cancelled	(557,000)	(557,000)

Balance at the end of 2003	8,998,516	8,998,516

        None of the outstanding options were exercisable as of December 31, 2003. The fair value at the date of grant, and on December 31, 2003, of the options was equal to the exercise price of. € 1.

Legrand SA Employee Stock option plans

        In May 1999, the shareholders authorized Legrand SA to issue, until May 2004, up to 700,000 options to purchase or subscribe to common shares or preferred, non-voting shares. This option plan is open to all French employees. On December 13, 1999, Legrand SA established a new plan for the purchase of common shares, open to all French employees meeting certain limited employment qualifications. The exercise price is equal to the average opening market price of the shares on the Paris stock exchange for twenty trading days prior to December 13. The options may not be exercised for five years subsequent to the date of the grant and may be exercised for a period of two years subsequent to that date. Options granted do not vest for five years subsequent to the date of the grant and are forfeited if the employee is dismissed for wilful misconduct. On November 21, 2000, Legrand SA established a new stock subscription plan open to all French employees meeting certain limited employment qualifications which options could be granted at a price equal to the average opening market price of the shares on the Paris stock exchange for twenty trading days prior to November 21, 2000. The options may not be exercised for five years subsequent to the date of the grant and may be exercised for a period of two years subsequent to that date. On November 13, 2001, Legrand SA established a new stock subscription plan open to all French employees meeting certain limited employment qualifications which options could be granted at a price equal to the average opening market price of the shares on the Paris stock exchange for twenty trading days prior to November 21, 2000. The options may not be exercised for 4 years subsequent to the date of the grant and may be exercised for a period of three years subsequent to that date.

        Holders of stock options granted by Legrand SA (other than holders of stocks options granted in 2001) have the right to exchange the ordinary and preferred non-voting shares resulting from the exercise of such stock options for Schneider shares' pursuant to an undertaking provided by Schneider to the holders of such stock options during its public tender offer for Legrand SA.

        On December 10, 2002, Legrand SAS and Schneider entered into a call and put option agreement whereby Schneider has agreed that it will sell to Legrand SAS, if Legrand SAS so wishes, and Legrand SAS has agreed to purchase, if Schneider so wishes, all ordinary and preferred non-voting shares of Legrand SA held by Schneider as a result of the exercise of such stock options. The call options are exercisable by Legrand SAS for a period of six months from the date on which Schneider becomes the recorded owner of the relevant Legrand SA shares and the put option may be exercised by Schneider after six months and fifteen days from the date on which Schneider becomes the record owner of the relevant Legrand SA shares and in no event later than twelve months after such date.

        Options subject to Schneider's stock option undertaking have exercise periods that continue through and until November 2007. As of December 31, 2003, the total number of options subject to Schneider's stock option undertaking (and thus subject to the put and call agreement) was 438,650 and 2,989 with respect to Legrand SA's ordinary and preferred non-voting shares, respectively.

        For the details relating to Legrand SA Employee Stock option plans, please refer to note 12 to our financial statements.

        As of December 31, 2003, the total number of outstanding options to purchase or to subscribe for ordinary shares of Legrand SA held by our employees, including managers and executive officers, represented 438,650 new ordinary shares of Legrand SA, or approximately 1.82% of the fully-diluted outstanding ordinary share capital of Legrand SA. The total number of outstanding options as of December 31, 2003, to purchase or to subscribe for preferred non-voting shares of Legrand SA held by our employees, including managers and executive officers, represented 2,989 new preferred non-voting shares, which represents approximately 0.03% of the fully-diluted outstanding preferred non-voting shares of Legrand SA.

        In 2003, options were exercised in relation to 2,000 preferred non-voting shares of Legrand SA at an exercise price of €89.84 per share and options were exercised in relation to 8,750 ordinary shares of Legrand SA at an exercise price of €132.45 per share. All of the exercised options were issued in 1997 pursuant to the 1994 plan. Mr. Grappotte exercised options in relation to 4,000 ordinary shares of Legrand SA, Mr. Bazil exercised options in relation to 4,000 ordinary shares of Legrand SA and Mr. Schnepp exercised options in relation to 2,000 preferred non-voting shares of Legrand SA.

Item 7    Major Shareholders and Related Party Transactions

  A    Major shareholders

Simplified Equity Ownership Structure

        All of our issued and outstanding share capital is owned by Lumina Participation SaRL and all of the issued and outstanding share capital of Legrand SA (other than directors' qualifying shares and shares subject to outstanding employees' and managers' stock options) are owned by Legrand SAS. For a description of employee and management stock options see "Item 6 Directors, Senior Management Employees."

        All of the issued and outstanding share capital of Legrand SAS is owned by us. All of our issued and outstanding share capital (other than directors' qualifying shares) is owned by Lumina Participation. Lumina Participation is owned 99.5068% by Lumina Parent and 0.3285% by Lumina Management and 0.1647% by Lumina Financing 2 SCA. In addition, Lumina Management holds warrants to acquire additional shares of Lumina Participation. Lumina Parent is owned by funds managed by KKR (37.4)%, Wendel (37.4)%, WestLB group (11.3)%, funds managed or advised by MPE (6.5%), funds managed or advised by affiliates of the Goldman Sachs Group, Inc. (5.7)% and the Family Investors (1.7)%.

        The first table below sets forth the beneficial ownership of the ordinary shares of Lumina Parent, as of the date of this annual report by each person who beneficially owns more than 5% of any class of shares of Lumina Parent.

        The second table below sets forth the legal ownership of the ordinary and preferred shares of Lumina Participation as of the date of this annual report by each person who is the legal owner of any shares of Lumina Participation.

        The number of shares beneficially owned by each shareholder in the table below has been determined according to the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purposes. Under such rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and includes, for any shareholder, shares which that holder has the right to acquire within 60 days. As a consequence, several persons may be deemed to be the "beneficial owners" of the same shares. Unless otherwise noted in the footnote to the tables below, each shareholder named below has sole voting and investment power with respect to the shares shown as beneficially owned. Unless otherwise noted, the percentage ownership of each shareholder is calculated based on 7,558,169 outstanding ordinary shares of Lumina Parent and 477,778 outstanding ordinary shares and 7,113,321 outstanding preferred shares of Lumina Participation.

Lumina Parent

Name and Address of Beneficial Owner	Title of Class	Amount	Percentage of Class
KKR Europe Limited(1)	Ordinary	1,690,003	22.36%
KKR 1996 Overseas Limited(1)	Ordinary	572,317	7.57%
KKR Millennium Limited(1)	Ordinary	563,334	7.45%
Total	Ordinary	2,825,654	37.39%

Wendel(2)	Ordinary	2,825,654	37.39%
Trief Corporation S.A.	Ordinary	2,825,654	37.39%
WestLB AG(3)	Ordinary	858,173	11.35%
West Luxcon Holdings S.A.	Ordinary	858,173	11.35%
MPE(4)	Ordinary	493,450	6.53%
Elec Sub S.A.	Ordinary	493,450	6.53%
Goldman Sachs Group Inc.(5)
GSCP 2000 Onshore Lumina Holding Sarl	Ordinary	249,079	3.30%
GSCP 2000 Lumina Holding Sarl	Ordinary	180,008	2.38%

Total	Ordinary	429,087	5.68%

(1)
Ordinary shares shown as beneficially owned by KKR Europe Limited are owned of record by Financiere Light SaRL KKR Europe Limited is the general partner of KKR Associates Europe Limited Partnership which is the general partner of KKR European Fund Limited Partnership. KKR European Fund Limited Partnership is the sole shareholder of Financiere Light Sarl.

Ordinary shares shown as beneficially owned by KKR 1996 Overseas Limited are owned of record by Financiere Light II Sarl. KKR 1996 Overseas Limited is the general partner of KKR Associates II (1996), Limited Partnership which is the general partner of KKR 1996 Fund (Overseas), Limited Partnership. KKR 1996 Overseas Limited is the general partner of KKR Partners (International), Limited Partnership. KKR 1996 Fund (Overseas), Limited Partnership and KKR Partners (International), Limited Partnership are the sole shareholders of Financiere Light II Sarl.

Ordinary shares shown as beneficially owned by KKR Millennium Limited are owned of record by Financiere Light IV Sarl. KKR Millennium Limited is the general partner of KKR Associates Millennium, Limited Partnership which is the general partner of KKR Millennium Fund (Overseas), Limited Partnership. KKR Millennium Fund (Overseas), Limited Partnership is the sole shareholder of Financiere Light IV Sarl.

The members of KKR Europe Limited, KKR 1996 Overseas Limited and KKR Millennium Limited are Henry Kravis, George R. Roberts, Todd A. Fisher, Edward A. Gilhuly, Perry Golkin, James Greene Jr., Johannes P. Huth, Michael N. Michelson, Alexander Navab, Paul E. Raether, Scott Stuart and Jacques Garaialde. Messrs. Kravis and Gilhuly are also directors of Lumina Parent. Each of such individuals may be deemed to share beneficial ownership of the shares shown as beneficially owned by KKR Europe Limited, KKR 1996 Overseas Limited and KKR Millennium Limited. Each of such individuals disclaims beneficial ownership of such shares. The address of each of KKR Europe Limited, KKR 1996 Overseas Limited and KKR Millennium Limited is Ugland House, P.O. Box 309 GT, George Town, Grand Cayman, Cayman Islands, B.W.I.

(2)
Ordinary shares shown as beneficially owned by Wendel are held of record as indicated in the table above. Wendel Participations, the majority shareholder of Wendel, may be deemed to share beneficial ownership of the shares shown as beneficially owned by Wendel. Wendel Participations disclaims beneficial ownership of such shares. The address of Wendel is 89, rue Taitbout, 75009 Paris.

(3)
Ordinary shares shown as beneficially owned by WestLB AG are held of record as indicated in the table above. The address of WestLB AG is Herzogstrasse 15, 40217 Dusseldorf.

(4)
Ordinary shares shown as beneficially owned by MPE are held of record by Elec Sub S.A., MPE managers, and/or MPE, HSBC Private Equity European GmbH & Co Beteiligungen KG. HSBC Private Equity European LP, together with other co-investors, own respectively 3.6%, 39.9%, 5.9%, 49.6% and 1.0% of the beneficial ownership in Elec Sub S.A. The address of MPE Limited is Vintners Place, 68 Upper Thames Street, London EC4V 385.

(5)
Ordinary shares shown as beneficially owned by Goldman Sachs Group, Inc. are held of record as indicated in the table above. The address of Goldman Sachs Group, Inc. is 85 Broad Street, New York, NY 10004.

        Lumina Participation

Name and Address of Legal Owner	Title of Class		Amount	Percentage of Class
Lumina Parent(1)	Preferred		7,113,321	100.00%
Lumina Parent(1)	Ordinary	(4)	440,338	92.16%
Lumina Management(2)	Ordinary	(4)	24,940	5.22%
Lumina Financing 2(3)	Ordinary	(4)	12,500	2.62%

(1)
The address of Lumina Parent is 5, boulevard de la Foire, 1528 Luxembourg.

(2)
The address of Lumina Management is 82, rue Robespierre, 93170 Bagnolet, France.

(3)
Ordinary shares shown as legally owned by Lumina Financing 2 are beneficially owned by Wendel. Wendel Participations, the majority shareholder of Wendel, may be deemed to share beneficial ownership of the shares shown as legally owned by Lumina Financing 2. Wendel Participations disclaims beneficial ownership of such shares. The address of Lumina Financing 2 is 89, rue Taitbout, 75009 Paris. Certain managers of Wendel have invested in Lumina Participation by acquiring the interest in Lumina Financing 2 or through another investment vehicle.

(4)
Ordinary shares in Lumina Participation are not entitled to any distribution until Lumina Parent's original investment has been reimbursed and Lumina Parent has received a 10% return on the investment compounded annually. Thereafter, ordinary shares receive 90% of all distributions.

Investors' Agreement

        Pursuant to the investors' agreement entered into on the date of the closing of the acquisition of Legrand SA, the consortium members have agreed to provisions regarding:

  •
  the composition of Lumina Parent's and our board of directors,

  •
  the procedures for management and governance of Lumina Parent and its subsidiaries, including us,

  •
  the rights and obligations of each investor in Lumina Parent,

  •
  the conditions under which a public or private sale of all or part of Lumina Parent or any of its subsidiaries, including us, may take place, and

  •
  the conditions under which transfers of Lumina Parent's, our or certain of our subsidiaries' shares may take place.

        The investors' agreement shall terminate upon the earlier of (i) the written agreement of the parties, (ii) an initial public offering or listing of the shares of Lumina Parent or any of its subsidiaries or (iii) the twentieth anniversary of the closing date of the acquisition of Legrand SA. Prior to the termination of the investors' agreement in connection with an initial public offering or listing of the shares of Lumina Parent or any of its subsidiaries, the consortium members have agreed to enter into a registration rights agreement. See "—Initial Public Offering and Registration Rights."

        For a summary of the provisions of the investors' agreement relating to the composition of Lumina Parent and our board of directors, see "Management." For a summary of the provisions of the investors' agreement relating to governance of Lumina Parent and its subsidiaries, including us, see "Corporate Governance." Below is a description of the other material provisions of the investors' agreement.

Veto Rights of KKR and Wendel

        Pursuant to the investors' agreement, each of KKR and Wendel will have veto rights over various matters, including any decision relating to:

  •
  a re-capitalization, amalgamation, merger, sale of all or a substantial part of the assets of, consolidation, dissolution, liquidation or sale of Lumina Parent, or any similar transaction (including through any subsidiary of Lumina Parent);

  •
  the issuance of any new capital stock, options, warrants or rights to acquire capital stock of Lumina Parent or any of its direct or indirect subsidiaries, subject to certain exceptions;

  •
  joint ventures or other acquisitions of businesses by Lumina Parent, ourselves or any subsidiary of either involving aggregate consideration in excess of €10 million;

  •
  the approval of any transfer of shares in Lumina Parent at any time prior to the fifth anniversary of the date of the closing of the acquisition of Legrand SA subject to certain exceptions; and the approval of the transfer of our shares, or the shares of any direct or indirect subsidiary of Lumina Parent that holds, directly or indirectly, the shares of Legrand SA;

  •
  the hiring, firing and compensation of our or Lumina Parent's chief executive officer or any officer or executive member of management of ours or Lumina Parent's or any subsidiaries;

  •
  the incurrence of indebtedness or guarantees in excess of € 10 million;

  •
  sales or other dispositions of businesses or assets for consideration in excess of €10 million; and

  •
  the approval of our and our subsidiaries' annual budget and rolling three-year business plan.

        Each of the veto rights described above also applies to any decisions to be made in respect of Legrand, such that decisions by Legrand and, where relevant its subsidiaries, can only be taken following approval by both KKR and Wendel.

Initial Public Offering and Registration Rights

        An initial public offering or listing of shares of Lumina Parent or any of its subsidiaries, including ourselves and Legrand SA, may take place only if a majority of the board of directors of Lumina Parent so determines, provided that, prior to the second anniversary of the closing date of the acquisition of Legrand SA, each of KKR and Wendel must also approve any initial public offering or listing of shares of Lumina Parent or any of its subsidiaries. After the second anniversary of the acquisition of Legrand SA, each of KKR and Wendel has the right to cause Lumina Parent or any of its subsidiaries to conduct an initial public offering or listing of shares of Lumina Parent or any of its subsidiaries, provided that the anticipated proceeds of the initial public offering or listing of shares of Lumina Parent or any of its subsidiaries (including proceeds from sales of shares held by the consortium) equal €500 million or more.

        In connection with an initial public offering or listing of shares of Lumina Parent or any of its subsidiaries or subsequent offering of the primary shares of Lumina Parent or any of its subsidiaries, each of the consortium members will have the right to participate in the offering, on an equal basis, pursuant to customary "piggyback" registration rights. Each of KKR and Wendel also have certain demand registration rights and, in connection with any secondary offering of shares made pursuant to such rights, each of the members of the consortium will have the right to participate in any such secondary offering, on an equal basis, pursuant to customary "piggyback" registration rights. The persons who hold equity through Lumina Management will be entitled to the same registration rights as will managers that become investors in Lumina Parent or any of its subsidiaries and certain other transferees.

Transfers of Shares

        Pursuant to the investors' agreement, the consortium members have agreed to restrictions on the transfer of shares in Lumina Parent. Subject to the conditions set out in the investors' agreement, transfers are permitted (i) in connection with the exercise of demand and "piggyback" registration rights summarized above, (ii) to affiliates and other parties related to the transferring investor and (iii) subject to certain other exceptions.

Transfers Prior to the Fifth Anniversary of the Acquisition

        Prior to the fifth anniversary of the closing date of the acquisition of Legrand SA and prior to an IPO, no consortium member or other permitted investor in Lumina Parent may transfer (either directly or indirectly) any shares in Lumina Parent, except (i) KKR and Wendel may syndicate a portion of their respective shareholdings (so long as they continue to own at least €500 million of securities) in Lumina Parent for a limited time following the closing of the acquisition of Legrand SA and (ii) with the prior approval of KKR and Wendel and subject to other terms and conditions.

        In connection with the transfer by either KKR or Wendel of all (but not less than all) of its shares in Lumina Parent to a non-affiliated purchaser in a good faith transaction approved by both KKR and Wendel, the transferring investor will have the right to "drag along" the other equity investors by requiring them to transfer all (but not less than all) of their shares to the third party purchaser on the same terms and conditions, provided, however, that certain significant investors may request a fairness opinion in certain circumstances. If KKR or Wendel, as the case may be, does not exercise its "drag along" right, or in the case of a good faith transfer by a member of the consortium other than KKR or Wendel to a non-affiliated purchaser that has been approved by KKR and Wendel, each of the other Equity Investors may elect to "tag along" in the transaction by requiring KKR or Wendel or the other members of the consortium, as the case may be, to cause the third party purchaser to purchase such other investor's shares.

Transfers from the Fifth Anniversary of the Acquisition

        On and after the fifth anniversary of the closing of the acquisition of Legrand SA and prior to an initial public offering or a listing of shares of Lumina Parent or any of its subsidiaries, no consortium member may transfer its shares in Lumina Parent other than in accordance with the conditions set out in the investors' agreement as summarized below.

Transfers by KKR and Wendel.

        If either KKR or Wendel intends to transfer its shares in Lumina Parent, it must transfer all (but not less than all) of its shares and must grant a right of first offer to the other of them.

        Whenever KKR or Wendel, as the transferring investor, proposes to sell all of its shares to a third party purchaser, it will have the right to "drag along" the other equity investors by requiring each of them to sell all (but not less than all) of their shares on the same terms and conditions as the transferring investor. If the transferring consortium member does not exercise its "drag along" right, each of the other Equity Investors may elect to "tag along" in the transaction by requiring the transferring investor to cause the third party purchaser to purchase some or all of such other investor's shares or a pro rata amount of such other investor's shares, if the total number of shares to be sold by the transferring investor exceeds the number the purchaser is willing to purchase. Whenever KKR or Wendel, as the transferring investor, proposes to sell all of its shares to the other of them, each of the other investors may elect to "tag along" in the transaction.

Transfers by Other Investors.

        If a consortium member (other than KKR or Wendel) has received a good faith offer for its shares in Lumina Parent from a proposed purchaser, it may transfer all (but not less than all) of its shares; provided the transferring consortium member must first give KKR and Wendel (or, if one of them is the proposed purchaser, the other of them) the right to purchase all (but not less than all) of the shares on the same terms and conditions offered by the proposed purchaser.

Other Equity Arrangements

Lumina Management Shareholders' Agreement

        Certain senior managers of Legrand SA have agreed to invest in connection with the acquisition of Legrand SA through a dedicated investment company, Lumina Management, in the equity of Lumina Participation. The following is a summary of certain provisions of the articles of association of Lumina Management and the shareholders' agreement relating to Lumina Management.

Drag-Along Rights

        In the event of a change of control (as such term is defined in the Lumina Management Shareholders' Agreement, including, in the event the drag-along right is exercised pursuant to the investors' agreement) of Lumina Parent, Lumina Participation, ourselves or Legrand SAS, Lumina Parent shall have the right to require each of the shareholders of Lumina Management to sell such shareholder's shares in Lumina Management to the third party acquiring control.

Tag-Along Rights

        In the event of a change of control in connection with which Lumina Parent was entitled to exercise its drag-along rights described above and has not done so, Lumina Parent shall request that the third party purchaser purchase all Lumina Management shares owned by the shareholders of Lumina Management. If the third party purchaser fails to acquire these Lumina Management shares, Lumina Parent undertakes to acquire such shares.

Terms and Conditions of the warrants to acquire ordinary shares in Lumina Participation

        Lumina Participation has issued to Lumina Management 49,880 warrants at a price of €17.04 per warrant. Each warrant entitles the holder thereof to purchase one ordinary share of Lumina Participation for the price of € 100 each with a par value of €25. All newly issued ordinary shares will benefit from the same rights as all other ordinary shares. The exercise of all warrants would result in an increase of the share capital of Lumina Participation to €1,247,000.

        The warrants are exercisable until December 31, 2012, in the event of our initial public offering or in the event of a change of control of Lumina Parent, Lumina Participation, ourselves or Legrand SAS. whereby these companies are no longer controlled by any member of the Lumina Parent group or any affiliate thereof or the exercise of drag-along rights pursuant to the terms of the investors' agreement. If the warrants have not been exercised by December 31, 2012, they lapse. The total number of warrants that can be exercised will be determined in accordance with the formulas set out in the terms and conditions of the warrants.

Lumina Management—Articles of Association

        The share capital of Lumina Management consists of ordinary shares, which in the aggregate carry 49% of the voting rights, and class B shares which in aggregate carry 51% of the voting rights. Under the articles of association, all decisions made by the shareholders of Lumina Management are taken by a simple majority, with the exception of (i) the decision to remove a shareholder upon the request of other shareholders, which must be approved by shareholders representing 75% of the voting rights and (ii) decisions for which French law requires a unanimous decision of the shareholders.

        Lumina Parent owns all of the class B shares of Lumina Management and thus has effective control of the shareholders actions of Lumina Management, except for those matters requiring supermajority shareholder approval as described above. The transfer of shares of Lumina Management is restricted by the Lumina Management articles of association, except in the event of transfer by or in favor of Lumina Parent.

Wendel Managers Investment

        Certain managers of Wendel have invested in the share capital of Lumina Participation through an investment vehicle.

  B    Related party transactions

        Since January 1, 2001, material transactions between ourselves and related parties, excluding inter-company indebtedness, included:

  •
  Contract among Legrand SA, Mr. Olivier Bazil and Mr. Gilles Schnepp, granting each of Mr. Bazil and Mr. Schnepp (i) a severance payment of approximately €0.8 million payable upon termination, provided such termination was not for gross misconduct and subject to certain other conditions and (ii) compensation for entering into covenants not to compete of approximately €0.8 million payable upon termination.

  •
  Retirement arrangements to the French members of Legrand's senior management responsible for day-to-day operations. The retirement premium is calculated to ensure that the beneficiaries receive a total retirement premium equal to 50% of the average of the two highest annual remunerations amounts received by the member during the last three years of service at Legrand. To receive the retirement premium, the member must be at least 60 years old and must have been employed by Legrand for at least ten years. Upon such a beneficiary's death, Legrand will pay 60% of the retirement premium to the beneficiary's surviving spouse.

        In connection with the acquisition of Legrand SA and related transactions, we entered into the following related party transactions:

  •
  investors' agreement. See "Item 7 Major Shareholders and Related Party Transactions."

  •
  Lumina Management SAS, Lumina Management, shareholders' agreement. See "See "Item 7 Major Shareholders and Related Party Transactions—Other Equity Arrangements—Lumina Management Shareholders' Agreement."

  •
  The Subordinated Shareholder PIK loan. See "Item 5 Operating and Financial Review and Prospects"

  •
  Management services agreement by and among KKR, Wendel and Lumina Parent dated as of July 25, 2002. In connection with the closing of the acquisition of Legrand SA, KKR and Wendel have received aggregate fees of €35 million from Lumina Parent for their services.

  •
  Senior Funding Bonds issued by Legrand SAS and subscribed by Lumina Financing 1, Luxembourg, in the amount of €1,335million pursuant to the Senior Funding Bond Subscription Agreement dated July 26, 2002 as amended on December 5, 2002. The proceeds of the Senior Funding Bonds were used by Legrand SAS to purchase shares of Legrand SA.

  •
  Fiduciary agreement and corporate services agreement entered into on December 10, 2002 between Lumina Financing 1, Luxembourg and Lumina Participation whereby Lumina Participation agreed to carry out certain administrative duties with respect to Lumina Financing 1, under the Senior Credit Agreement

  C    Interest of experts and counsel

  Not applicable

Item 8    Financial information

  A    Consolidated Statements and Other Financial information

        See "Item 18. Financial Statements" for a list of financial statements contained in this annual report

Sales outside of France

        Net Sales outside of France for 2003 amounted to €1,385 million which represents 71.9% of total net sales.

  B    Significant Changes

        None

Item 9    The Offer and the listing

  A    Offer and Listing Details

        Not applicable

  B    Plan of distribution

        Not applicable

  C    Market

        Not applicable

  D    Selling Shareholders

        Not applicable

  E    Dilution

        Not applicable

  F    Expense of the issue

        Not applicable

Item 10    Additional Information

  A    Share Capital

        Not applicable

  B    Memorandum and articles of association

        Pursuant to Article 2 of its bylaws, our purpose is the acquisition, subscription, sale, holding or contribution of shares or other securities in any company and the operation of all related activities in any country.

        See "Item 6    C    Board practices" and "Item 7    A    Major Shareholders and Related Party Transactions"

  C    Material Contracts

        We believe that except for the Senior Credit Facility and the related security arrangements, the indenture and the swap arrangements described in "Item 5. Operating and Financial Review and Prospects—Senior Credit Facility" there are no material contracts, other than those entered into in the ordinary course of business, to which we are a party for each of the years ended December 31, 2001, 2002 and 2003.

  D    Exchange controls

        Under current French exchange control regulations, there are no limitations on the amount of cash payments that may be remitted to non-French residents. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-French resident be handled by an authorized intermediary bank. All registered banks and substantially all credit establishments in France are accredited intermediaries.

  E    Taxation

  Not applicable

  F    Dividends and paying agents

        Not applicable

  G    Statement by Experts

        Not applicable

  H    Documents on display

        The documents concerning us can be inspected at the Company's principal offices located at 128, avenue du Maréchal de Lattre de Tassigny, 87000 Limoges Cedex, France (telephone number (33) 5-55-06-87-87). The telephone number of our financial information department is (33) 1-49-72-53-53. The Internet address of our financial information website is www.finance.legrandelectric.com.

  I    Subsidiary Information

        Not applicable

Item 11    Quantitative and Qualitative Disclosures about Market Risk

  A    Financial Risk Management

        Our financial risk management focuses on the major areas of credit risk, market risk and liquidity risk.

        The overall objective of our treasury policy is to identify, evaluate and hedge financial risk. We aim to minimize the adverse effects caused by exposure to financial risk on the profitability of the underlying business and thus on our financial performance.

        Our treasury policy provides principles for overall financial risk management and provides specific operating policies for areas such as interest rate risk, foreign exchange risk, commodity risk, use of derivative financial instruments and investing excess liquidity. Our policy is to abstain from transactions in financial instruments of a speculative nature. Consequently, all transactions in financial instruments are exclusively for the purposes of managing and hedging interest rate, foreign exchange and commodity risk.

Market risk

        Market risk is the risk of loss arising from adverse movements in market rates and prices such as interest rates, foreign exchange rates and commodity prices.

Foreign exchange risk

        We operate internationally and are thus exposed to foreign exchange risk arising from various foreign currencies. Foreign currency denominated assets and liabilities together with firm and probable sales commitments give rise to foreign exchange exposure. Natural hedges are achieved, whenever management believes it appropriate, through the matching of funding costs to operating revenues in each of the major currencies in which we operate. We also use forward foreign exchange contracts and currency swaps to manage exposures to foreign exchange risk.

        The third phase of EMU, which took effect on January 1, 1999, resulted in bilateral conversion rates between national currencies of EMU countries and the euro becoming irrevocably fixed. Before giving effect to the acquisition of Legrand SA and related transactions, approximately 40% of our net debt, 60% of our sales and 70% of our operating income before amortization of goodwill are denominated in currencies that were replaced by the euro, which provides a natural hedge against foreign exchange risk.

        We estimate that, all other things being equal, a 10% increase in the exchange rate of the euro against all other currencies in 2003 would have resulted in a decrease in our sales of approximately € 96 million and a decrease in our operating income of approximately € 3 million for the year ended December 31, 2003.

Interest rate risk

        Interest rate risk arises mainly through interest bearing liabilities paying fixed rates and from differences in the interest rate basis on floating rate assets, principally marketable securities and liabilities. We enter into interest rate swaps to convert most of our liabilities into floating rate instruments subject to the use of purchased interest rate caps which limit the extent of our exposure to increases in the floating rate of interest.

        Based on our total debt outstanding as of December 31, 2003, we estimate that a 10% increase in interest rates (with respect to our variable rate debt) would not result in a decrease in our annual net income before taxes of more than €10 million.

        Under the interest rate hedging swaps entered into by us in connection with the subordinated perpetual notes, or TSDIs, and the $400 million 8.5% Yankee bonds, or Yankee bonds, Legrand SA is to post collateral if the valuation agent on any given valuation date establishes, on a marked-to-market basis, that the counterparty's exposure to the credit risk of Legrand SA exceeds then posted amounts. Following the acquisition of Legrand SA, Legrand SA deposited €76 million in an account pledged to Credit Suisse First Boston International (the swap counterparty). Legrand SA also deposited a further €74 million in an account with the facility agent for the senior credit agreement which may be used to cover additional cash collateral obligations. It is possible that Legrand SA may be required to provide additional cash collateral exceeding amounts already on deposit.

        In order to manage our exposure to fluctuations in interest rates, Legrand SA has hedged its obligation to pay interest on the TSDIs using interest rate swaps. After accounting for the swap agreements, the effective interest rates amounted to 9.3% per year in 2001, 9.6% per year in 2002 and 10.7% per year in 2003 of the average residual carrying value of the TSDIs. See note 14 to our audited consolidated financial statements for a table of the amortization of the residual carrying value.

        We have hedged our obligation to pay interest on the Yankee bonds through a 30-year interest rate swap agreement. The settlement dates for net amounts to be paid or received under the swap agreement are the same as the interest payment dates on the Yankee bonds. Taking into account the swap agreement, the effective interest rate of the Yankee bonds is LIBOR, London inter-bank offered rate, plus a margin of 0.53% per annum.

        At the beginning of February 2003. Legrand entered into a cross currency interest rate swap with respect to the Yankee bonds pursuant to which the rate payable on $350 million of the Yankee bonds will be 4.6% per year. In addition, Legrand SAS and Legrand SA. have entered into certain hedging arrangements for a notional amount of €800 million and €400 million hedging loans related to the senior Credit Facility. We may enter into additional interest rate swap arrangements with respect to our floating rate debt.

Commodity risk

        We are exposed to commodity risk arising from changes in the prices of raw materials and periodically use forward contracts to hedge our commitments to purchase raw materials. We had no commodity related forward contracts outstanding as of December 31, 2003. Approximately €300 million of our purchases for 2003 related to raw materials, resulting in market risk. While a 10% increase in the price of all of these raw materials would result in a theoretical increase of these costs by approximately € 30 million on an annual basis, we believe that, circumstances permitting, we could increase the sales prices of our products in the relative short term so as to mitigate the effect of such increases.

        See note 24 to our audited consolidated financial statements for further information on market risk.

Credit risk

        See note 24(e) to our audited consolidated financial statements for a discussion of credit risk.

Liquidity risk

        We view the essential elements of liquidity risk management as controlling potential net cash outflows, maintaining prudent levels of highly liquid assets and ensuring that access to funding is available from a diverse range of sources. These elements are underpinned by a monitoring process at the Legrand level.

Item 12    Description of Securities Other than Equity securities

        Not applicable

PART II

Item 13    Defaults, Dividend Arrearages and Delinquencies.

        Not applicable

Item 14    Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not applicable

Item 15    Controls and Procedures

        With the 90 days prior to the date of filing this Annual Report on Form 20-F, we carried out an evaluation, under the supervision and with the participation of our management, including the Chairman, the Vice-Chairman and Chief Executive Officer and Vice-Chairman and Chief Operating Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Chairman, the Vice-Chairman and Chief Executive Officer and Vice-Chairman and Chief Operating Officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to the group (including its consolidated subsidiaries) required to be included in our periodic SEC filings. Subsequent to the date of that evaluation, there have been no significant changes in our internal controls or in other factors that could significantly affect internal controls, nor were any corrective actions required with regard to significant deficiencies and material weaknesses.

Item 16

  A    Audit committee financial expert

        Legrand Holding SA's audit committee does not include a "financial expert" as that term is defined in applicable regulations. The members of the Legrand Holding SA's audit committee have substantial experience in assessing the performance of companies and in understanding financial statements, accounting issues, financial reporting and audit committee functions. However, no member has comprehensive professional experience with both U.S. and French generally accepted accounting principles and financial statement preparation and analysis and, accordingly, the board of directors does not consider any of them to be a "financial expert" as that term is defined in applicable regulations. Nevertheless, the board of directors believes that the members of the Legrand Holding audit committee have the necessary expertise and experience to perform the functions required of the audit committee and, given their respective backgrounds, it would not be in the best interests of the company to replace any of them with another person to qualify a member of the audit committee as a "financial expert".

  B    Code of Ethics

        Legrand Holding's board of directors has adopted by a resolution passed on April 30, 2004 a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer and all other persons performing similar functions from time to time. We have filed the text of this Code of Ethics as Exhibit 11 of this Annual Report.

  C    Disclosure relating to principal accountants fees and services

        The fees paid by Legrand Holding SA and its subsidiaries to PricewaterhouseCoopers for Audit Services, Audit Related Services, Tax Services and Other Non-Audit Services in the years ended 2002 and 2003 were as follows:

	Year ended 2002	Year ended 2003
Audit Services	1,869,881	1,897,669
Audit Related Services	646,119	764,348
Tax Services	865,000	736,853
Other Non-Audit Services	25,000	66,929
Total	3,406,000	3,465,799

        Audit Related Services fees consist principally of Audit Fees paid in relation with the acquisition of Legrand and purchase of the minorities interest. Tax Services consist principally of tax planning and tax advise. All of these services are pre-approved by the audit committee in accordance with the group internal procedure.

  D    Not applicable

PART III

Item 17    Financial Statement

        See Item 19 for a list of financial statement filed under Item 18

Item 18    Financial Statements and Exhibits

  A    Financial Statements

        The following financial statements are filed as part of this annual report, together with the report of the independent auditors:

Consolidated Financial Statements of Legrand Holding SA:

Independent Auditor's Report	F-2

Consolidated Statements of Income for the year ended December 31, 2003 and for the period from January 1, 2002 to July 31, 2002 and the period from August 1, 2002 to December 31, 2002 and for the year ended December 31, 2001	F-3
Consolidated Balance Sheets as of December 31, 2003, 2002 and 2001	F-4

Consolidated Statement of Liabilities and Shareholders' Equity as of December 31, 2003, and for the period from January 1, 2002 to July 31, 2002 and the period from August 1, 2002 to December 31, 2002 and for the year ended December 31, 2001	F-5

Consolidated Statements of Cash Flows for the year ended December 31, 2003, and for the period from January 1, 2002 to July 31, 2002 and the period from August 1, 2002 to December 31, 2002 and for the year ended December 31, 2001	F-6

Consolidated Statements of Shareholders' Equity for the year ended December 31, 2003, and for the period from January 1, 2002 to July 31, 2002 and the period from August 1, 2002 to December 31, 2002 and for the year ended December 31, 2001	F-7
Notes to Consolidated Financial Statements	F-8
Consolidated Financial Statements of Legrand SA:
Independent Auditor's Report	F-52
Consolidated Statements of Income for the period from January 1, 2002 to December 10, 2002 and for the year ended December 31, 2001	F-53
Consolidated Balance Sheet as of December 10, 2002 and December 31, 2001	F-54
Consolidated Statement of Cash Flow for the period from January 1, 2002 to December 10, 2002 and for the year ended December 31, 2001	F-55
Consolidated Statements of Shareholder Equity for the period from January 1, 2002 to December 10, 2002 and for the year ended December 31, 2001	F-56
Notes to Consolidated Financial Statements	F-57

  B    Exhibit Index

Exhibit No.	Description
1.	Articles of Association and Bylaws of Legrand Holding SA as amended (incorporated by reference to Form F-4 filed by FIMEP S.A. on August 7, 2003; file no. 333-105175).
2.1
Registration Right Agreement, dated February 12, 2003, among FIMEP S.A., Credit Suisse First Boston (Europe) Limited, Lehman Brothers International (Europe) and the Royal Bank of Scotland plc relating to the $350 million 10.5% dollar senior notes due 2013 and the €277.5 million 11% euro senior notes due 2013 (incorporated by reference to Form F-4 filed by FIMEP S.A. on August 7, 2003; file no. 333-105175).
2.2
Indenture, dated February 12, 2003, by and between FIMEP S.A. and The Bank of New York, as trustee, relating to the $350 million 10.5% dollar senior notes due 2013 and the €277.5 million 11% euro senior notes due 2013 (incorporated by reference to Form F-4 filed by FIMEP S.A. on August 7, 2003; file no. 333-105175).
2.3
Paying Agency Agreement, dated February 12, 2003, among FIMEP S.A., The Bank of New York and The Bank of New York (Luxembourg) S.A., relating to the $350 million 10.5% dollar senior notes due 2013 and the €277.5 million 11% euro senior notes due 2013 (incorporated by reference to Form F-4 filed by FIMEP S.A. on August 7, 2003; file no. 333-105175).
2.4	Terms and Conditions with respect to the 1990 Subordinated Perpetual Notes (incorporated by reference to Form F-4 filed by FIMEP S.A. on August 7, 2003; file no. 333-105175).
2.5
Terms and Conditions with respect to the FF 1,625 million tranche of the 1992 Subordinated Perpetual Notes (incorporated by reference to Form F-4 filed by FIMEP S.A. on August 7, 2003; file no. 333-105175).
2.6
Terms and Conditions with respect to the FF 275 million tranche of the 1992 Subordinated Perpetual Notes (incorporated by reference to Form F-4 filed by FIMEP S.A. on August 7, 2003; file no. 333-105175).
2.7
Indenture, dated February 1, 1995, by and between Legrand S.A. and Bankers Trust Company, as trustee, relating to the $400 million 8.5% debentures due February 15, 2025 (incorporated by reference to Form F-4 filed by FIMEP S.A. on August 7, 2003; file no. 333-105175).
2.8
Senior Credit Agreement, dated July 26, 2002 as amended and restated on December 5, 2002, among FIMAF S.A.S., Lumina Financing 1 Sarl and certain subsidiaries of FIMAF S.A.S. listed therein and Credit Suisse First Boston (Europe) Limited, Lehman Brothers International (Europe), The Royal Bank of Scotland plc and other financial institutions listed therein (incorporated by reference to Form F-4 filed by FIMEP S.A. on August 7, 2003; file no. 333-105175).
2.9
Senior Funding Bonds Subscription Agreement, dated July 26, 2002 as amended and restated December 5, 2002, between FIMAF S.A.S. and Lumina Financing 1 Sarl (incorporated by reference to Form F-4 filed by FIMEP S.A. on August 7, 2003; file no. 333-105175).
2.10
Senior Funding Bonds Guarantee, dated December 10, 2002, among FIMEP S.A. and certain subsidiaries of FIMEP S.A. listed therein and Lumina Financing 1 Sarl (included in the Senior Funding Bonds Subscription Agreement filed as Exhibit 2.9).

2.11
Intercreditor Deed, dated July 26, 2002 as amended and restated December 5, 2002, among Lumina Parent Sarl, FIMEP S.A., FIMAF S.A.S., Lumina Financing 1 Sarl, GP Financiere New Sub 1 S.C.S., Lumina Participation Sarl, The Bank of New York and other financial institutions listed therein (incorporated by reference to Form F-4 filed by FIMEP S.A. on August 7, 2003; file no. 333-105175).
2.12
Deed of Priority, dated February 12, 2003, between Lumina Parent Sarl, Lumina Participation Sarl, FIMEP S.A., FIMAF S.A.S., GP Financiere New Sub 1 S.C.S., Lumina Holdings (Gibraltar) and The Bank of New York (incorporated by reference to Form F-4 filed by FIMEP S.A. on August 7, 2003; file no. 333-105175).
2.13
Subordinated Shareholder PIK Bonds Subscription Agreement, dated February 11, 2003, between FIMEP S.A. and GP Financiere New Sub 1 S.C.S. (incorporated by reference to Form F-4 filed by FIMEP S.A. on August 7, 2003; file no. 333-105175).
2.14
Vendor PIL Loan Agreement, dated December 10, 2002, among GP Financiere New Sub 1 S.C.S., Lumina Oarent Sarl and Schneider Electric SA (incorporated by reference to Form F-4 filed by FIMEP S.A. on August 7, 2003; file no. 333-105175).
2.15
Euro subordinated intercompany funding loan, dated February 12, 2003, between FIMEP S.A. and FIMAF S.A.S. (incorporated by reference to Form F-4 filed by FIMEP S.A. on August 7, 2003; file no. 333-105175).
2.16	Deed of Assignment and Change, dated February 12, 2003, between FIMEP S.A. and The Bank of New York (incorporated by reference to Form F-4 filed by FIMEP S.A. on August 7, 2003; file no. 333-105175).
2.17
Fiduciary Agreement, dated December 10, 2002, between Lumina Participation Sarl, Dexia Banque Internationale, The Royal Bank of Scotland and Credit Suisse First Boston London Branch (incorporated by reference to Form F-4 filed by FIMEP S.A. on August 7, 2003; file no. 333-105175).
7	Computation of ratio of earnings to fixed charges.
8.	List of all subsidiaries of Legrand Holding SA (incorporated by reference to our Consolidated Financial Statements included elsewhere in this report).
11	Code of Ethics
12	Rule 13a-14(a) Certifications.
13	Rule 13a-14(b) Certifications.

Consolidated Financial Statements of Legrand Holding SA

Consolidated Financial Statements of Legrand SA

LEGRAND HOLDING SA
128, avenue du Maréchal de Lattre de Tassigny
87045 Limoges

INDEPENDENT AUDITOR'S REPORT

to the Shareholders and Board of Directors of Legrand Holding SA

We have audited the accompanying consolidated balance sheets of Legrand Holding SA and its subsidiaries (the "Company") as of December 31, 2003 and 2002, July 31, 2002 and December 31, 2001 and the related consolidated statements of income, of cash flows and of shareholders' equity for the period from January 1, 2002 to July 31, 2002, the period from August 1, 2002 to December 31, 2002, the period from August 1, 2002 through December 31, 2003 and for each of the years ended December 31, 2003 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2002, July 31, 2002 and December 31, 2001 and the consolidated results of their operations and their cash flows for the period from January 1, 2002 to July 31, 2002, the period from August 1, 2002 to December 31, 2002, the period from August 1, 2002 through December 31, 2003 and for each of the years ended December 31, 2003 and 2001 in conformity with generally accepted accounting principles in France.

        Accounting principles in France vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for the period from January 1, 2002 to July 31, 2002, the period from August 1, 2002 to December 31, 2002, and for each of the years ended December 31, 2003 and 2001 and the determination of consolidated shareholders' equity at December 31, 2003 and 2002, July 31, 2002 and December 31, 2001 to the extent summarized in note 29 to the consolidated financial statements.

PricewaterhouseCoopers

Paris, France
January, 30 2004

Consolidated statements of income FRENCH GAAP

	Period from January 1, 2003 to December 31, 2003	Period from August 1, 2002 to December 31, 2002	Statutory period from August 1, 2002 to December 31, 2003	Statutory period from January 1, 2002 to July 31, 2002	Statutory period from January 1, 2001 to December 31, 2001
	(€ in millions)
Net sales (note 1(j))	2,761.8	222.0	2,983.8	0.0	0.0
Operating expenses (note 20(a))
Cost of goods sold	(1,640.4)	(179.0)	(1,819.4)	0.0	0.0
Administrative and selling expenses	(733.5)	(64.0)	(797.5)	0.0	0.0
Research and development expenses	(258.5)	(113.0)	(371.5)	0.0	0.0
Other operating income (expenses)	17.3	6.0	23.3	0.0	0.0
Amortization of goodwill	(44.7)	(3.0)	(47.7)	0.0	0.0

Operating income (loss)	102.0	(131.0)	(29.0)	0.0	0.0

Interest income (expense) (note 21)	(194.3)	(20.0)	(214.3)	0.0	0.0
Profits (losses) from disposal of fixed assets	(3.7)	(5.0)	(8.7)	0.0	0.0
Other income (expenses) (note 20(b))	(40.4)	(6.0)	(46.4)	0.0	0.0

Income before taxes, minority interests and equity in earnings of investees	(136.4)	(162.0)	(298.4)	0.0	0.0

Income taxes (note 22)	8.0	29.0	37.0	0.0	0.0

Net loss before minority interests and equity in earnings of investees	(128.4)	(133.0)	(261.4)	0.0	0.0

Minority interests	(0.9)	2.0	1.1	0.0	0.0
Equity in earnings of investees	2.4	2.0	4.4	0.0	0.0

Net loss attributable to Legrand Holding	(126.9)	(129.0)	(255.9)	0.0	0.0

The accompanying notes on pages F-8 to F-51 are an integral part of these financial statements.

Consolidated balance sheets FRENCH GAAP

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
ASSETS
Current assets
Cash and cash equivalents	67.9	559.0	0.0	0.0
Marketable securities (note 10)	32.6	196.0	0.0	0.0
Restricted cash (note 7)	37.0	23.0	0.0	0.0
Trade accounts receivable (note 9)	509.9	598.0	0.0	0.0
Deferred income taxes (notes 1(i) and 22)	34.7	48.0	0.0	0.0
Other current assets	112.1	85.0	0.0	0.0
Inventories (notes 1(h) and 8)	385.5	530.0	0.0	0.0

Total current assets	1,179.7	2,039.0	0.0	0.0
Property, plant and equipment, net (note 4)	914.9	1,025.0	0.0	0.0
Investments (note 5)	21.8	26.0	0.0	0.0
Goodwill, net (note 1(f) and 2)	810.4	844.0	0.0	0.0
Trademarks, net (note 3)	1,591.1	1,643.0	0.0	0.0
Developed Technology, net (note 3)	449.9	586.0	0.0	0.0
Restricted cash (note 7)	90.5	127.0	0.0	0.0
Deferred income taxes (notes 1(i) and 22)	32.3	124.0	0.0	0.0
Other non-current assets (note 6)	93.9	167.0	0.0	0.0

	4,004.8	4,542.0	0.0	0.0

Total assets	5,184.5	6,581.0	0.0	0.0

The accompanying notes on pages F-8 to F-51 are an integral part of these financial statements.

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowings (note 18)	130.8	734.0	0.0	0.0
Accounts and notes payable	252.7	269.0	0.0	0.0
Deferred income taxes (notes 1(i) and 22)	3.0	48.0	0.0	0.0
Other current liabilities (note 19)	328.4	435.0	0.0	0.0

Total current liabilities	714.9	1,486.0	0.0	0.0
Deferred income taxes (notes 1(i) and 22)	168.3	280.0	0.0	0.0
Other non-current liabilities (note 17)	227.3	205.0	0.0	0.0
Long-term borrowings (note 16)	2,308.8	2,606.0	0.0	0.0
Subordinated securities (note 14)	108.9	158.0	0.0	0.0
Payment-In-Kind loans (PIK) (note 15)	1,213.6	0.0	0.0	0.0
Related Party Loan (note 15)	0.0	1,156.0	0.0	0.0
Minority interests	18.2	64.0	0.0	0.0
Shareholders' equity
Capital stock (note 11)	759.4	759.0	0.0	0.0
Accumulated deficits (note 13(a))	(255.8)	(129.0)	0.0	0.0
Translation reserve (note 13(b))	(79.1)	(4.0)	0.0	0.0

	424.5	626.0	0.0	0.0

Total liabilities and shareholders' equity	5,184.5	6,581.0	0.0	0.0

The accompanying notes on pages F-8 to F-51 are an integral part of these financial statements.

Consolidated statements of cash flows FRENCH GAAP

	Period from January 1, 2003 to December 31, 2003	Period from August 1, 2002 to December 31, 2002	Statutory period from August 1, 2002 to December 31, 2003	Statutory period from January 1, 2002 to July 31, 2002	Statutory period from January 1, 2001 to December 31, 2001
	(€ in millions)
Net income attributable to Legrand Holding	(126.9)	(129.0)	(255.9)	0.0	0.0
Reconciliation of net income to net cash provided from (used in) operating activities:
—depreciation of tangible assets	155.8	13.0	168.8	0.0	0.0
—amortization of intangible assets	191.2	108.0	299.2	0.0	0.0
—changes in long-term deferred taxes	(49.5)	(2.0)	(51.5)	0.0	0.0
—changes in other long-term assets and liabilities	4.6	(2.0)	2.6	0.0	0.0
—minority interests	0.9	(3.0)	(2.1)	0.0	0.0
—equity in earnings of investees	(2.4)	(2.0)	(4.4)	0.0	0.0
—other items having impacted the cash	138.1	63.0	201.1	0.0	0.0
(Gains) losses on fixed asset disposals	(1.2)	14.0	12.8	0.0	0.0
(Gains) losses on sales of securities	(0.6)	0.0	(0.6)	0.0	0.0
Changes in operating assets and liabilities, net of effect of investments in consolidated entities:
—inventories	(1.9)	54.0	52.1	0.0	0.0
—accounts receivable	61.1	17.0	78.1	0.0	0.0
—accounts and notes payable	(7.5)	(77.0)	(84.5)	0.0	0.0
—other operating assets and liabilities	(81.7)	(137.0)	(218.7)	0.0	0.0

Net cash (used in) provided from operating activities	280.0	(83.0)	197.0	0.0	0.0

Net proceeds from sales of fixed assets	16.8	170.0	186.8	0.0	0.0
Capital expenditures	(112.6)	(16.0)	(128.6)	0.0	0.0
Proceeds from sales of marketable securities	312.3	213.0	525.3	0.0	0.0
Investments in marketable securities	(29.0)	(202.0)	(231.0)	0.0	0.0
Investments in consolidated entities	(72.8)	(3,067.0)	(3,139.8)	0.0	0.0
Investments in non-consolidated entities	(0.2)	0.0	(0.2)	0.0	0.0

Net cash (used in) provided from investing activities	114.5	(2,902.0)	(2,787.5)	0.0	0.0

Related to shareholders' equity:
—capital increase	0.0	760.0	760.0	0.0	0.0
—dividends paid by Legrand Holding's subsidiaries	(1.1)	(2.0)	(3.1)	0.0	0.0
Other financing activities:
—reduction of subordinated securities	(50.0)	(4.0)	(54.0)	0.0	0.0
—new borrowings	579.1	3,063.0	3,642.1	0.0	0.0
—repayment of borrowings	(820.3)	(273.0)	(1,093.3)	0.0	0.0
—debt issuance cost	(7.5)	0.0	(7.5)	0.0	0.0
—increase (reduction) of commercial paper	(508.0)	(30.0)	(538.0)	0.0	0.0
—increase (reduction) of bank overdrafts	(87.2)	23.0	(64.2)	0.0	0.0

Net cash (used in) provided from financing activities	(895.0)	3,537.0	2,642.0	0.0	0.0

Net effect of currency translation on cash	(9.4)	7.0	16.4	0.0	0.0
Increase (reduction) of cash and cash equivalents	(491.1)	559.0	67.9	0.0	0.0
Cash and cash equivalents at the beginning of the period	559.0	0.0	0.0	0.0	0.0

Cash and cash equivalents at the end of the period	67.9	559.0	67.9	0.0	0.0

Interest paid during the period	202.2	0.0	202.2	0.0	0.0
Income taxes paid during the period	79.5	0.0	79.5	0.0	0.0

The accompanying notes on pages F-8 to F-51 are an integral part of these financial statements.

Consolidated statements of shareholder's equity FRENCH GAAP

	Capital stock, at par value	Additional paid-in capital	Retained earnings	Translation reserve	Total shareholders' equity
	(€ in millions)
As of December 31, 2000	0.0	0.0	0.0	0.0	0.0

Net income for the period
Capital increase
Changes in translation reserve

As of December 31, 2001	0.0	0.0	0.0	0.0	0.0

Net income for the period
Capital increase
Changes in translation reserve

As of July 31, 2002	0.0	0.0	0.0	0.0	0.0

Net income for the period			(128.9)		(128.9)
Capital increase	759.4				759.4
Changes in translation reserve			0.0	(4.5)	(4.5)

As of December 31, 2002	759.4	0.0	(128.9)	(4.5)	626.0

Net income for the period			(126.9)		(126.9)
Capital increase	0.0				0.0
Changes in translation reserve			0.0	(74.6)	(74.6)

As of December 31, 2003	759.4	0.0	(255.8)	(79.1)	424.5

The accompanying notes on pages F-8 to F-51 are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

List of consolidated companies

        The consolidated financial statements comprise the financial statements of Legrand Holding SA and its 113 controlled subsidiaries. Investments in six affiliated companies are accounted for by the equity method.

        The most significant consolidated operating subsidiary, Legrand SA is 100% owned (operating subsidiaries of Legrand SA are all 100% owned by Legrand SA except for Fael, which is 93% owned). The following is a list of Legrand Holding SA's significant subsidiaries:

French subsidiaries:
Legrand SAS (formerly FIMAF)
Legrand SA
APW
Arnould-FAE
Baco
Inovac
Legrand Deri
Legrand SNC
Martin & Lunel
Planet-Wattohm
Ura
Foreign subsidiaries:
Anam	South Korea
Bticino	Italy
Bticino de Mexico	Mexico
Bticino Quintela	Spain
Bufer Elektrik	Turkey
Electro Andina	Chile
Fael	Poland
Legrand	Germany
Legrand	Italy
Legrand Electric	United Kingdom
Legrand Electrica	Portugal
Legrand Electrique	Belgium
Legrand Espanola	Spain
Legrand	Greece
Luminex	Colombia
MDS	India
Ortronics	United States
Pass & Seymour	United States
Pial	Brazil
The Watt Stopper	United States
The Wiremold Company	United States

1)    Accounting policies

        The Group's consolidated financial statements are prepared in conformity with accounting principles generally accepted in France. They comply with the requirements of French laws and regulations. The financial statements of each company, whether ("French Gaap") consolidated or accounted for by the equity method, are prepared in accordance with local accounting principles and regulations, and have been adjusted to comply with French Gaap.

a)    Basis of presentation and acquisition of Legrand SA

        Through December 31, 2001, the Group's fiscal year end was December 31. During 2002, the Group changed its fiscal year end from December 31 to July 31, resulting in a seven-month period ended July 31, 2002. In connection with the acquisition of Legrand SA (see below), the Group changed its fiscal year from July 31 to December 31, resulting in a seventeen-month fiscal period ended December 31, 2003 and a five-month reporting period ended December 31, 2002.

        Prior to December 10, 2002, Legrand Holding SA had no significant operations of its own. As of December 31, 2001, the Group had total assets and shareholders' equity of less than €100,000 and total liabilities of less than €10,000. For the period from January 1, 2002 to July 31, 2002 and each of the years ended December 31, 2001 and 2000, the Group had no revenues, incurred expenses of less than €10,000, earned interest income of less than €5,000 and generated a net loss of less than €5,000.

        On December 10, 2002, the Group acquired 98% of the outstanding share capital of Legrand SA for aggregate cash consideration of €3.63 billion (corresponding to a value of €3.7 billion for 100%). The remaining 2% of the outstanding share capital of Legrand SA was acquired as of October 2, 2003. The results of operations of Legrand SA have been included in the consolidated financial statements since December 2002.

        The aggregate purchase price for the acquisition of Legrand SA, as well as related fees and expenses was financed by a combination of funds provided by a consortium of investors (€1,765 million), external banks (a facility under the senior credit agreement was drawn for an amount of €1,833 million) and a vendor loan from Schneider Electric (€150 million).

        The following table summarizes the estimated fair value of the assets acquired and liabilities assumed, as of the date of the acquisition of Legrand SA.

	As of December 10, 2002
	€ in millions
Total purchase price	3,700
(+) transaction costs	93
(–) net assets acquired(a)	(794)
= Excess of purchase price over the book value of net assets acquired	2,999
(–) Revaluation of assets & liabilities	(2,152)
Intangible assets		2,231
Trademarks		1,566
Technology		570
In-process research and development		95
Tangible assets		214
Property, plant and equipment		39
Inventories		175
Liabilities(b)		68
Subordinated perpetual notes (TSDIs)		57
Yankee Bonds		11
Deferred income taxes(c)		(329)
Other		(48)
Minority interest		16
Goodwill	847

(a)
Shareholders' equity of €1,805 million excuding goodwill of €1,011 million

(b)
Carrying value in excess of fair value

(c)
Deferred income taxes have been computed based on a 35.43% tax rate, applied to trademarks, technology and revalued tangible assets. Under French GAAP, deferred income taxes were not computed on trademarks with an indefinite useful life.

        As part of the acquisition of Legrand SA, the Group acquired approximately €95 million of in-process research and development assets. This allocation represents the estimated fair value based on risk-adjusted future cash flows related to the incomplete projects. At the date of the acquisition, the development of these projects had not yet reached technological feasibility and the research and development in progress had no alternative future uses. Accordingly, these costs were expensed as of the date of the acquisition in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method ("FIN 4").

b)    Consolidation

        The financial statements of all subsidiaries, directly or indirectly controlled by the Group, are consolidated. Companies in which the Group owns directly or indirectly an interest of 20 to 50% are accounted for by the equity method. All intercompany transactions have been eliminated.

c)     Translation of foreign financial statements

        For all countries other than those with highly inflationary economies:

  •
  Assets and liabilities are translated using exchange rates in effect as of the balance sheet dates;

  •
  Statements of income are translated at average exchange rates for the period; and

  •
  Gains or losses arising from the translation of the financial statements of foreign subsidiaries are accounted for directly in the translation reserve included in consolidated equity, until these companies are sold or substantially liquidated.

        For countries with highly inflationary economies:

  •
  Inventories and non-monetary assets are recorded at their historical rates of exchange;

  •
  Other assets and liabilities are translated using exchange rates in effect as of the balance sheet dates; and

  •
  Gains or losses arising from the translation of the financial statements of subsidiaries located in these countries are included in the consolidated statement of income under the heading "Exchange and translation gains (losses)".

        For all countries:

  •
  Exchange differences arising from foreign currency transactions (transactions denominated in a currency other than the functional currency) are included in the consolidated statement of income under the heading "Exchange and translation gains (losses)", excepted intercompany transactions having the character of a permanent investment which are directly recorded in the translation reserve.

d)    Earnings per share

        Earnings per share are not presented as the Group's shares are not held by the public.

e)     Statements of cash flows

        Cash and cash equivalents consist of cash, short-term deposits and all other financial assets with an original maturity not in excess of three months. Marketable securities are not considered cash equivalents.

f)     Intangible assets

        Goodwill, representing the excess of cost over the fair value of net assets as of the date of the acquisition, is amortized on a straight-line basis over 20 years. The Group assesses whether there has been a permanent impairment in the value of goodwill by evaluating economic factors including future cash flows from operating activities, income, trends and prospects as well as competition and other economic factors. The primary financial indicator used to assess impairment is whether undiscounted cash flows from operations over the amortization period will be sufficient to recover the carrying amount of goodwill. A loss is recognized for any excess of the carrying value over the fair value of the goodwill, determined as being the present value of such cash flows from operations.

        Trademarks with definite lives and developed technology are amortized on an accelerated method over 10 years.

        Costs incurred by Group companies in developing computer software for their own use and in research and development are expensed in the period they are incurred; acquisition costs of externally developed software are recorded in other assets and depreciated on a straight-line basis over their expected useful lives from 3 to 8 years.

        Other intangible assets, included in "other non-current assets" in the balance sheet, are amortized on a straight-line basis over the estimated period of benefit, not in excess of 40 years, and limited to 20 years for patents and trademarks.

g)     Property, plant and equipment

        Land, buildings, machinery and equipment are carried at cost. In connection with the acquisition, an expert was retained in order to assess the fair value of plants and properties. Their conclusions led to a total revaluation of €39 million, including an estimated €15.5 million for land. The revaluation on plants and properties (€39 million less the value attributable to land, which is not amortizable) is depreciated on a straight-line basis over 25 years.

        Assets acquired under lease agreements that are regarded as financing their purchase are capitalized on the basis of the present value of minimum lease payments and depreciated as described below. French legal revaluations and foreign revaluations are not reflected in the consolidated financial statements.

        Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets; the most commonly adopted useful lives are the following:

Light buildings	25 years
Standard buildings	40 years
Machinery and equipment	8 to 10 years
Tooling	5 years
Furniture and fixtures	5 to 10 years

h)    Inventories

        Inventories are recorded at the lower of cost or market, with cost determined principally on a first-in, first-out (FIFO) basis.

i)     Deferred income taxes

        In compliance with FASB statement No. 109, deferred income taxes are recorded based on the differences between the tax bases of assets and liabilities and their carrying value for financial reporting purposes. Currently enacted rates applicable for future periods are used to calculate year-end deferred income taxes.

        A valuation allowance is recorded against deferred tax assets to reduce these deferred tax assets to the amount likely to be realized. The assessment of the valuation allowance is done by tax entity, based on the tax strategy developed for the near future for each entity.

        Provisions are made for withholding and other taxes which would be payable in case of distribution of earnings of subsidiaries and affiliates, except for those considered as permanently reinvested.

        If the assets of a subsidiary are revalued for tax purposes, the tax benefit is accounted for in compliance with the enacted tax rules at the revaluation.

j)     Revenue recognition

        Revenues are recognized when all of the following criteria have been met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the sales price is fixed or determinable and (iv) collectibility is reasonably assured. For the Group, this policy results in the recognition of revenue when title and risk of loss transfer to the customer, which is generally upon shipment.

        In addition, the Group offers certain sales incentives to customers consisting primarily of volume rebates, and discounts for prompt payment. Volume rebates are typically based on three, six, and twelve-month arrangements with customers, and rarely extend beyond one year. Since the volume of customer's future purchases can be reasonably estimated based on historical evidence, the Group recognizes the rebates on a monthly basis as a reduction in revenue based on the estimated cost of honoring rebates earned and claimed to each of the underlying revenue transactions that reflect the progress by the customer toward earning the rebate. These volume rebates are generally accounted for as a reduction to customers' account receivable balance. Discounts for prompt payment are recognized in decrease of sales.

k)    Fair value of financial instruments

        The carrying value of cash, short-term deposits, accounts receivable, accounts payable, accrued liabilities and short-term borrowings approximates their fair value because of the short-term maturity of these instruments. For short-term investments, comprised of marketable securities, fair value is determined based on the market prices of these securities. The fair value of long-term debt is estimated on the basis of interest rates currently available for issuance of debt with similar terms and remaining maturities. The fair value of interest rate swap agreements is the estimated amount that the counterparty would receive or pay to terminate the agreements.

l)     Derivative financial and commodity instruments

        The Group's policy is to abstain from transactions of a speculative nature in the use of financial instruments; consequently all operations with these instruments are exclusively devoted to manage and cover exchange or interest rate risks, and the prices of raw materials. Therefore, the Group periodically enters into contracts such as swaps, options and futures, which relate to the nature of its exposure.

        The interest rate swaps, which synthetically adjust interest rates on certain indebtedness, involve the exchange of fixed and floating rate interest payments over the life of the agreement without the exchange of the notional amount. The differential to be paid or received is accrued as adjustments to interest income or expense over the life of the agreement. Upon early termination of an interest rate swap, gains or losses are deferred and amortized as adjustments to interest expense of the related debt over the remaining period covered by the terminated swap.

        The Group periodically enters into foreign currency contracts to hedge commitments, transactions or foreign income. For foreign currency contracts acquired for the purpose of hedging identified commitments, the gain or loss is generally deferred and included in the basis of the transaction underlying the commitment. If the underlying transaction is not completed, the contract is marked to market with any realized or unrealized gains or losses reflected in income. Gains or losses on transaction hedges are recognized in income and offset the gains or losses on the related transaction. Foreign currency contracts acquired for the purpose of hedging foreign income, generally for periods not exceeding twelve months, are marked to market with any realized or unrealized gains or losses reflected in income.

        The Group also enters into raw material contracts to totally or partially hedge its purchases. Gains or losses related to transactions that qualify for hedge accounting are deferred on the balance sheet in other current liabilities or assets and reflected in cost of goods sold when the underlying transaction takes place. If future purchased raw material needs are revised lower than initially anticipated, the futures contracts associated with the reductions no longer qualify for deferral and are marked to market. Gains or losses are then recorded in other income. The effectiveness of the hedge is measured by a historical and probable future high correlation of changes in the fair value of the hedging instruments with changes in the value of the hedged item. If correlation ceases to exist, hedge accounting will be terminated and gains or losses recorded in other income.

        Cash flows from financial instruments are recognized in the statement of cash flows in a manner consistent with the underlying transactions.

m)   Environmental and product liabilities

        In application of FASB statement No. 5 the Group recognizes losses and accrues liabilities relating to environmental and product liability matters. Accordingly, the Group recognizes a loss if available information indicates that it is probable and reasonably estimable. In the event a loss is neither probable nor reasonably estimable but remains possible, the Group discloses this contingency in the notes to its consolidated financial statements.

        With respect to environmental liabilities, the Group estimates losses on a case-by-case basis and makes the best estimate it can, based on available information. With respect to product liabilities, the Group estimates losses on the basis of current facts and circumstances, prior experience with similar matters, the number of claims and the anticipated cost of administering, defending and, in some cases, settling such cases.

n)    Stock option plans

        In accordance with FASB statement No. 123, the Group has chosen to continue to account for stock-based compensation using the intrinsic value method as prescribed by APB No. 25. Accordingly, for most plans, compensation cost is measured as the excess of the market price of the underlying shares as of the date of the grant over the exercise price an employee is required to pay to acquire this stock.

o)    Use of estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that are reflected in the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

p)    Transfers and servicing of financial assets

        FASB statement No. 140 provides standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. According to this statement, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished.

2)    Goodwill (note 1(f))

        Goodwill is considered as an integral part of the assets of acquired companies. As of December 31, 2003, goodwill relates only to the excess of cost over the fair value of net assets as of the date of the acquisition of Legrand SA (on December 10, 2002). It is being amortized on a straight-line basis over 20 years.

        Goodwill can be analyzed as follows:

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Gross value	856.2	847.0	0.0	0.0
Accumulated amortization	45.8	3.0	0.0	0.0

	810.4	844.0	0.0	0.0
of which:
—France	287.5	288.0	0.0	0.0
—Italy	211.4	212.0	0.0	0.0
—Other European countries	67.6	68.0	0.0	0.0
—United States of America	134.0	169.0	0.0	0.0
—Other countries	109.9	107.0	0.0	0.0

	810.4	844.0	0.0	0.0

        The geographic allocation of goodwill is based on the acquired company's value, determined as of the date of its acquisition.

        Changes in goodwill are analyzed as follows:

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Gross value:
At the beginning of the period	847.0	0.0	0.0	0.0
—new acquisitions	0.0	847.0	0.0	0.0
—other changes in gross value	46.2	0.0	0.0	0.0
—translation effect	(37.0)	0.0	0.0	0.0

At the end of the period	856.2	847.0	0.0	0.0
Amortization:
At the beginning of the period	(3.0)	0.0	0.0	0.0
—amortization expense	(44.7)	(3.0)	0.0	0.0
—other changes in amortization	0.0	0.0	0.0	0.0
—translation effect	1.9	0.0	0.0	0.0

At the end of the period	(45.8)	(3.0)	0.0	0.0

3)    Trademarks and developed technology

        The intangible assets are mainly composed of trademarks and patents valued in connection with the acquisition of Legrand SA.

        Trademarks can be analyzed as follows:

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
At the beginning of the period	1,644.0	0.0	0.0	0.0
—capital expenditures	0.0	1,644.0	0.0	0.0
—disposals	0.0	0.0	0.0	0.0
—new consolidated entities	0.0	0.0	0.0	0.0
—translation effect	(47.1)	0.0	0.0	0.0

	1,596.9	1,644.0	0.0	0.0
Less amortization	(5.8)	(1.0)	0.0	0.0

	1,591.1	1,643.0	0.0	0.0

        Developed technology can be analyzed as follows:

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
At the beginning of the period	593.0	0.0	0.0	0.0
—capital expenditures	0.0	593.0	0.0	0.0
—disposals	0.0	0.0	0.0	0.0
—new consolidated entities	0.0	0.0	0.0	0.0
—translation effect	(14.7)	0.0	0.0	0.0

	578.3	593.0	0.0	0.0
Less amortization	(128.4)	(7.0)	0.0	0.0

	449.9	586.0	0.0	0.0

4)    Property, plant and equipment (note 1(g))

a)    Analysis of net tangible assets by geographic area

        Net tangible fixed assets, including capitalized leases, were as follows as of December 31, 2002:

	December 31, 2002
	France	Italy	Rest of Europe	USA/Canada	Rest of the world	Total
	(€ in millions)
Land	24.5	5.4	22.4	4.4	19.5	76.2
Buildings	162.5	67.5	75.4	36.0	26.1	367.5
Machinery and equipment	200.1	100.1	57.9	69.5	28.5	456.1
In progress and other	38.9	7.6	26.3	34.2	18.2	125.2

	426.0	180.6	182.0	144.1	92.3	1,025.0

        Net tangible fixed assets, including capitalized leases, are as follows as of December 31, 2003:

	December 31, 2003
	France	Italy	Rest of Europe	USA/Canada	Rest of the world	Total
	(€ in millions)
Land	24.4	5.4	21.5	3.6	16.6	71.5
Buildings	156.4	66.2	72.0	28.5	22.3	345.4
Machinery and equipment	186.4	90.9	51.2	48.8	25.4	402.7
In progress and other	34.5	6.5	19.2	23.4	11.7	95.3

	401.7	169.0	163.9	104.3	76.0	914.9

b)    Analysis of changes in tangible assets

        Changes in property, plant and equipment, can be analyzed as follows:

	December 31, 2003
	France	Italy	Rest of Europe	USA/Canada	Rest of the world	Total
	(€ in millions)
Capital expenditures	42.8	20.0	16.0	10.8	15.2	104.8
Disposals at NBV	(2.7)	(4.1)	(3.8)	(2.8)	(1.1)	(14.5)
Amortization expense	(64.4)	(27.5)	(24.4)	(25.6)	(13.9)	(155.8)
Translation effect	0.0	0.0	(5.9)	(22.2)	(16.5)	(44.6)

	(24.3)	(11.6)	(18.1)	(39.8)	(16.3)	(110.1)

	December 31, 2003
	Capital expenditures	In progress transfer	Disposals at NBV	Amortization expense	Translation effect	Total
	(€ in millions)
Land	0.0	0.0	(0.4)	0.0	(4.3)	(4.7)
Buildings	6.3	9.0	(1.3)	(22.2)	(13.9)	(22.1)
Machinery and equipment	48.4	40.2	(7.0)	(118.6)	(16.4)	(53.4)
In progress and other	50.1	(49.2)	(5.8)	(15.0)	(10.0)	(29.9)

	104.8	0.0	(14.5)	(155.8)	(44.6)	(110.1)

c)     Property, plant and equipment include the following assets held under capital leases:

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Land	3.9	4.0	0.0	0.0
Buildings	55.2	40.0	0.0	0.0
Machinery and equipment	7.6	6.0	0.0	0.0

	66.7	50.0	0.0	0.0
Less depreciation	(14.2)	0.0	0.0	0.0

	52.5	50.0	0.0	0.0

d)    Capital lease obligations are presented in the balance sheets as follows:

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Long-term borrowings	22.0	25.0	0.0	0.0
Short-term borrowings	5.8	9.0	0.0	0.0

	27.8	34.0	0.0	0.0

e)     Future minimum lease payments related to capital leases are as follows:

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Payable within one year	7.3	9.0	0.0	0.0
Payable in one to two years	6.8	10.0	0.0	0.0
Payable in two to three years	6.1	6.0	0.0	0.0
Payable in three to four years	5.2	5.0	0.0	0.0
Payable in four to five years	2.2	5.0	0.0	0.0
Payable beyond five years	2.3	2.0	0.0	0.0

	29.9	37.0	0.0	0.0
Less interest portion	(2.1)	(3.0)	0.0	0.0

Present value of future minimum lease payments	27.8	34.0	0.0	0.0

5)    Investments

        Investments which do not relate to consolidated companies are as follows:

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Equity method investees	11.7	15.0	0.0	0.0
Other investments	10.1	11.0	0.0	0.0

	21.8	26.0	0.0	0.0

        The key figures, which relate to equity method investees, are as follows:

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Net sales	27.8	31.0	0.0	0.0
Net income	3.5	4.0	0.0	0.0
Total assets	22.9	28.0	0.0	0.0

6)    Other non-current assets

        The other non-current assets are as follows:

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Deferred charges	11.6	71.0	0.0	0.0
Softwares	13.5	18.0	0.0	0.0
Miscellaneous	68.8	78.0	0.0	0.0

	93.9	167.0	0.0	0.0

        The line Miscellaneous principally reflects debt issuance costs.

7)    Restricted cash

        Under the terms of the "senior credit agreement" (note 16), a bank deposit amounting to € 150 million was required to be maintained in an account with the facility agent under the senior credit agreement and will be released according to the amortization schedule set forth below. The deposit earns interest based on market conditions and is available only for payments on the TSDIs or related derivative obligations.

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
2003		23.0	0.0	0.0
2004	37.0	37.0	0.0	0.0
2005	43.0	43.0	0.0	0.0
2006	31.5	31.0	0.0	0.0
2007	16.0	16.0	0.0	0.0

	127.5	150.0	0.0	0.0

8)    Inventories (note 1(h))

        Inventories were revalued by €175.2 million as of the date of the acquisition of Legrand SA by the Group.

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Purchased raw materials and parts	129.5	133.0	0.0	0.0
Sub-assemblies, work in process	89.1	118.0	0.0	0.0
Finished goods	227.7	340.0	0.0	0.0

	446.3	591.0	0.0	0.0
Less allowances	(60.8)	(61.0)	0.0	0.0

	385.5	530.0	0.0	0.0

        The reversal of this revaluation was as follows:

(€ in millions)
Inventory revaluation	175.2

Reversal in 2002	49.4
Reversal in 2003	125.8

9)    Trade accounts receivable

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Trade accounts receivable	428.0	432.0	0.0	0.0
Notes receivables	115.1	191.0	0.0	0.0

	543.1	623.0	0.0	0.0
Less allowances	(33.2)	(25.0)	0.0	0.0

	509.9	598.0	0.0	0.0

        The Group realizes over 95% of its sales from sales to distributors of electrical fittings, each of the two largest distributors representing approximately 13% of consolidated net sales.

10)  Marketable securities

        Marketable securities are carried at the lower of cost or market. Unrealized gains related to these marketable securities, are analyzed below:

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Unrealized gains at the beginning of the period	0.0	0.0	0.0	0.0
Increase (reduction) in fair value	0.0	0.0	0.0	0.0
Realized gains during the year	0.0	0.0	0.0	0.0

Unrealized gains at the end of the period	0.0	0.0	0.0	0.0

11)  Capital stock

        Capital stock consists of the following:

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Common shares	759,350,900	759,350,900	2,500	2,500
Issued and outstanding	0	0	0	0
Held by the Group	0	0	0	0

	759,350,900	759,350,900	0	0

        Due to the purchase commitments, Legrand Holding SA cannot pay any dividend to its shareholders.

12)  Stock options and employee profit sharing

a)    Legrand Holding SA stock-option plans

        The Company has one stock option plan under which stock options may be granted to purchase a specified number of common shares of the Company at an exercise price of €1.00/share and for a term of 9 years. Pursuant to the terms of the plan, stock options may be granted, at the discretion of the board of directors, to substantially all employees. Employee options may not vest in any options, except upon the occurrence of certain specified events, prior to the eight-year anniversary of the date of grant. In addition, the number of options, if any, that vest is contingent upon the internal rate of return achieved with respect to Lumina Parent's (the Company's ultimate parent) investment in the Company. As of December 31, 2003, the Company had 3,348,653 options available for grant pursuant to existing authorizations under approved plans.

        A summary of the activity pursuant to the Company's stock option plan is presented below:

Nature of the plans Dates of attribution of options	Subscription 2003	Total of outstanding plans
Balance at the end of 2002	0	0
Options granted	9,555,516	9,555,516
Options exercised	0	0
Options cancelled	(557,000)	(557,000)

Balance at the end of 2003	8,998,516	8,998,516

        None of the outstanding options is exercisable as of December 31, 2003. The fair value at the date of grant, and on at the date December 31, 2003, of the options is equal to the exercise price (i.e. €1).

b)    Legrand SA stock-option plans

        In May 1999, the shareholders authorized the company to issue, until May 2004, up to 700,000 options to purchase or subscribe to common shares or preferred, non-voting shares. This option plan is open to all French employees. On December 13, 1999, the company established a new plan for the purchase of common shares, open to all French employees meeting certain limited employment qualifications. The exercise price is equal to the average opening market price of the shares on the Paris stock exchange for twenty trading days prior to December 13. The options may not be exercised for 5 years subsequent to the date of the grant and may be exercised for a period of 2 years subsequent to that date. Options granted do not vest for 5 years subsequent to the date of the grant and are forfeited if the employee is dismissed for wilful misconduct. On November 21, 2000, the company established a new stock subscription plan open to all French employees meeting certain limited employment qualifications which options could be granted at a price equal to the average opening market price of the shares on the Paris stock exchange for twenty trading days prior to November 21, 2000. The options may not be exercised for 5 years subsequent to the date of the grant and may be exercised for a period of 2 years subsequent to that date. On November 13, 2001, the company established a new stock subscription plan open to all French employees meeting certain limited employment qualifications which options could be granted at a price equal to the average opening market price of the shares on the Paris stock exchange for twenty trading days prior to November 21, 2000. The options may not be exercised for 4 years subsequent to the date of the grant and may be exercised for a period of 3 years subsequent to that date.

        Holders of stock options granted by Legrand SA (other than holders of stocks options granted in 2001) have the right to exchange the ordinary and preferred non-voting shares resulting from the exercise of such stock options for Schneider shares' pursuant to an undertaking provided by Schneider to the holders of such stock options during its public tender offer for Legrand SA.

        On December 10, 2002, Legrand SAS and Schneider entered into a call and put option agreement whereby Schneider has agreed that it will sell to Legrand SAS, if Legrand SAS so wishes, and Legrand SAS has agreed to purchase, if Schneider so wishes, all ordinary and preferred non-voting shares of Legrand SA held by Schneider as a result of the exercise of such stock options. The call options is exercisable by Legrand SAS for a period of six months from the date on which Schneider becomes the recorded owner of the relevant Legrand SA shares and the put option may be exercised by Schneider after six months and fifteen days from the date on which Schneider becomes the recorded owner of the relevant Legrand SA shares and in no event later than twelve months after such date.

        Options subject to Schneider's stock options undertaking have exercise periods that continue through and until November 2007. As of December 31, 2003, the total number of options subject to Schneider undertaking (and thus subject to the put and call agreement) was 438,650 and 2,989 with respect to Legrand SA's ordinary and referred non-voting shares, respectively.

Nature of the plans	Subscription						Purchase
Dates of attribution of options	1997		1998		2000	2001	1999
Nature of shares offered	common	preferred	common	preferred	common	common	common	Total of outstanding plans

Number of grantees	6		6		8,999	9,122	8,814
Exercisable from	12-1997		10-1988		11-2005	11-2005	12-2004
Exercisable until	12-2003		10-2004		11-2007	11-2008	12-2006
Option price (in €)	132.45	89.84	165.56	100.01	191.50	143.00	222.00

Number of options granted	11,750	2,500	7,500	2,500	124,240	178,766	85,708
Options exercised	0	0	0	0	0	0	0
Options cancelled	0	0	0	0	0	0	0

Balance at the end of 1997	11,750	2,500	0	0	0	0	0
Options exercised	0	0	0	0	0	0	0
Options cancelled	0	0	0	0	0	0	0

Balance at the end of 1998	11,750	2,500	7,500	2,500	0	0	0
Options exercised	0	0	0	0	0	0	0
Options cancelled	0	0	0	0	0	0	0

Balance at the end of 1999	11,750	2,500	7,500	2,500	0	0	85,708
Options exercised	(3,000)	0	(2,000)	0	0	0	0
Options cancelled	0	0	0	0	0	0	(4,508)

Balance at the end of 2000	8,750	2,500	5,500	2,500	124,240	0	81,200

Options exercise					(18)
Options cancelled					0

Balance at the end of 2001	8,750	2,500	5,500	2,500	124,222	178,766	81,200

Options exercise
Options cancelled

Balance at the end of 2002	8,750	2,500	5,500	2,500	124,222	178,766	81,200	403,438

New options issued from retained		98	513	489	16,218	21,353	11,998	50,669
Earnings distribution as at November 15, 2003								0
Options exercised	(8,750)	(2,000)						(10,750)
Options cancelled		(598)			(372)	(372)	(376)	(1,718)

Balance at the end of 2003	0	0	6,013	2,989	140,068	199,747	92,822	441,639

        The fair value of options at the date of grant is calculated in compliance with FASB Statement No. 123, using the «Black-Scholes» model, with the following assumptions:

Nature of the plans	Subscription
Dates of attribution of options
	1998				Purchase
Nature of shares offered			2000	2001	1999
	ordinary	preferred	ordinary	ordinary	ordinary
Expected average life (years)	4 years		5 years	4 years	5 years
Interest rate (5 years bonds)	3.50%		5.54%	5.35%	4.76%
Implied volatility	43.2%	36.5%	39.4%	49.7%	31.6%
Dividend yield	1.0%	2.6%	1.3%	1.4%	1.2%
Fair value of the option (€)	93	47	73	58	71

        Had compensation cost been determined on the fair value at the grant date for awards since 1995 (non retroactively), the effect on the company's net income and earnings per share would not have been material.

c)     Employee profit sharing

        French law provides for employees to share in the profit of the French group companies to the extent that the profit after tax of such entities exceeds a certain level. Amounts accrued are generally payable to employees after a period of 5 years and bear interest at varying, negotiated rates (from 5 to 9%).

        In addition to this obligation, French group companies and certain foreign subsidiaries pay their employees a portion of their income calculated on the basis of predetermined formulas negotiated by each entity.

        Employee profit sharing expense amounted to €21.8 million for the year December 31, 2003.

13)  Accumulated deficits and foreign translation reserve

a)    Accumulated deficits

        Accumulated deficits of Legrand Holding SA and its consolidated subsidiaries can be analyzed as follows:

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Legal reserve (not distributable)	0.0	0.0	0.0	0.0
Accumulated deficits	(255.8)	(129.0)	0.0	0.0
Share of earnings of consolidated companies	0.0	0.0	0.0	0.0

	(255.8)	(129.0)	0.0	0.0

b)    Foreign currency translation reserve

        As specified in note 1(c) the foreign currency translation reserve reflects the effects of currency fluctuations on financial statements of subsidiaries when they are translated into euros.

        The foreign currency translation reserve records the impact of fluctuations in the following currencies:

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
US dollar	(92.0)	(1.0)	0.0	0.0
Other currencies	12.9	(3.0)	0.0	0.0

	(79.1)	(4.0)	0.0	0.0

        The line "other currencies" mainly refers to the area "rest of the world" (note 27).

14)  Subordinated perpetual notes (TSDIs)

        In December 1990 and March 1992, Legrand SA issued, at par, subordinated perpetual notes with nominal values of €457 million and €305 million, respectively.

        The subordinated perpetual notes have no stated due date or maturity and Legrand SA has no obligation to redeem them unless Legrand SA enters into liquidation or voluntary dissolution, or if a final judgment is entered ordering the sale of the entire business of Legrand SA. In such case, redemption of the principal of the subordinated perpetual notes would be subordinated to the complete payment of all creditors, excluding any participating loans (prêts participatifs) or participating securities (titres participatifs) that might be outstanding.

        At the time of issuance, agreements were entered into with third party companies who will repurchase the securities from the holders fifteen years after issuance. In accordance with these agreements, and in return for initial lump sum payments of €100 million and €77 million, these companies have agreed to relinquish any rights to interest on these securities after that time. Until the time of this repurchase, third party is obligated to make periodic interest payments on the nominal value, calculated at a rate indexed to the Paris inter-bank offered rate (EURIBOR). In accordance with French tax instructions, these payments are only tax deductible for the portion representing the net proceeds of the issue.

        The payment of interest on the subordinated perpetual notes can be suspended if (i) Legrand SA's consolidated net equity falls below €412 million, (ii) Legrand SA has not paid an ordinary dividend (excluding dividends paid on preferred, non-voting shares and first statutory dividend) and (iii) no interim dividend has been declared. Deferred payments would bear interest, would not be subordinated in case of liquidation and would be paid before the payment of any ordinary dividend.

        In order to manage its exposure to interest rate changes, semi-annual payments have been hedged using interest rate swaps. The payments, taking into account the effect of the swap agreements, represented on an annual basis, 10,7%, 9.6% and 9.3% of the average residual carrying value for each of the years 2003, 2002 and 2001, respectively.

        The fair value of the subordinated perpetual notes in the Group's balance sheet as of the date of the acquisition of Legrand SA was €158 million.

        The amortization of the residual carrying value, in the balance sheet is as follows:

December 31, 2003
(€ in millions)
2004	40.5
2005	40.5
2006	19.0
2007	8.9

108.9

15)  Related party loan and Payment in kind loan (PIK)

a)    Related party loan

        In connection with the acquisition of Legrand SA, a consortium led by Kolhberg Kravis Roberts & Co and Wendel Investissement invested an aggregate of €1,762 million in the indirect parent and affiliated companies of the Group, with Kohlberg Kravis Roberts & Co and Wendel Investissement each investing €659 million. The other consortium members—West Luxcon Holdings SA (West LB AG Group), equity funds managed by Montagu Private Equity Ltd., Goldman Sachs and the Verspieren and Decoster families—invested an aggregate of €444 million. Certain senior managers of Legrand SA invested approximately €3 million. In addition, Schneider Electric provided a €150 million vendor payment-in-kind loan to an affiliate of the Group (the Vendor PIK Loan).

        Approximately €759 million of the funding referred to above was used to subscribe for ordinary shares of the Group. The remaining €1,006 million of that funding, together with the proceeds of the vendor PIK loan, was used by the consortium to purchase €1,156 million of preferred equity certificates issued by an indirect subsidiary of the Group's ultimate parent, Lumina Parent Sarl (see note 26).

        The proceeds of the issuance of the preferred equity certificates of €1,156 million were then loaned to Legrand SAS. The preferred equity certificates were redeemed on February 12, 2003 in connection with the issuance of approximately €601 million of high yield bonds (see note 16) and replaced by the subordinated shareholder PIK loan.

b)    Payment in kind loan (PIK)

        The Subordinated Shareholder PIK Loan bears interest at 5% per annum and is payable in full, together with accrued interest, in 2026. The Subordinated Shareholder PIK Loan was subscribed by a subsidiary of the Group's ultimate parent, Lumina Parent Sarl.

16)  Long-term borrowings

        Long term borrowings can be analyzed as follows:

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Senior credit agreement	1,323.8	1,597.0	0.0	0.0
Mezzanine Credit Agreement	0.0	600.0	0.0	0.0
High-Yield notes	601.1	0.0	0.0	0.0
8 1/2% debentures	306.7	371.0	0.0	0.0
Other long-term borrowings	77.2	38.0	0.0	0.0

	2,308.8	2,606.0	0.0	0.0

        Long-term borrowings are denominated in the following currencies:

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Euro	1,928.9	2,233.0	0.0	0.0
US Dollar	373.7	371.0	0.0	0.0
Other currencies	6.2	2.0	0.0	0.0

	2,308.8	2,606.0	0.0	0.0

        Maturity dates are as follows:

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Payable in one to two years	123.2	74.0	0.0	0.0
Payable in two to three years	106.3	85.0	0.0	0.0
Payable in three to four years	132.2	117.0	0.0	0.0
Payable in four to five years	151.2	144.0	0.0	0.0
Payable beyond five years	1,795.9	2,186.0	0.0	0.0

	2,308.8	2,606.0	0.0	0.0

        Interest rates on long-term borrowings are as follows:

	December 31, 2003	average interest rate after SWAP transaction
	(€ in millions)
Senior Credit Agreement	1,323.8	5.11%
High-Yield notes	601.1	10.73%
8 1/2% debentures	306.7	3.70%
Other borrowings	55.2	1.75%
Capital lease obligations	22.0	3.74%

	2,308.8

        These borrowings are collateralized as follows:

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Assets mortgaged or pledged as collateral	13.4	16.0	0.0	0.0
Guarantees given to banks	18.0	18.0	0.0	0.0
Guarantees given under the senior credit agreement	1,615.0	1,615.0	0.0	0.0

	1,646.4	1,649.0	0.0	0.0

a)    Senior credit agreement and mezzanine credit agreement

        The acquisition of Legrand SA by the consortium occurred on December 10, 2002 for an amount of €3,630 million corresponding to a value of €3,700 million for 100% of the share capital of Legrand SA. The investment was partially funded through a contribution by the consortium. The balance of the purchase price was funded with external debt. The external debt used to finance the acquisition comprised of loans granted under a senior credit agreement and a mezzanine credit agreement. The mezzanine credit agreement was repaid on February 12, 2003 with the net proceeds of the offering of high yield bonds in Europe and in the United States.

        The senior credit agreement, dated July 26, 2002 as amended and restated on December 5, 2002, was entered into by and among Legrand SAS, Lumina Financing, certain subsidiaries of Legrand SAS listed therein as initial borrowers, certain subsidiaries of Legrand SAS listed therein as the initial guarantors, Credit Suisse First Boston (Europe) Limited, Lehman Brothers International (Europe) and The Royal Bank of Scotland plc as mandated joint lead arrangers, Credit Suisse First Boston International, Lehman Brothers Bankhaus AG London Branch and The Royal Bank of Scotland plc and the other financial institutions listed therein as lenders.

        As of December 31, 2003, the following schedule summarizes the future principal payments required by the Group under the senior credit agreement:

December 31, 2003
(€ in millions)
Within one year	52.7
Payable in one to two years	71.3
Payable in two to three years	100.8
Payable in three to four years	127.1
Payable in four to five years	148.8
Payable beyond five years	875.8

1,376.5

        The senior credit agreement comprise the followings:

	December 31, 2003	Maturity	Interest rates
	(€ in millions)
—Tranche A	604.7	12/09	4.70%
—Tranche B	385.9	12/10	5.20%
—Tranche C	385.9	12/11	5.70%

        Dividends and other distributions (including payment of interest and principal on intercompany loans) from certain of our subsidiaries, including Legrand SAS, are restricted under certain agreements, including the senior credit facility. Pursuant to the senior credit facility, our subsidiaries, including Legrand SAS, are restricted from making distribution, loans or other payments to Legrand Holding SA except for purposes of paying interest on the high yield bonds when no event of default has occurred under the senior credit agreement.

b)    High Yield notes

        On February 12, 2003, the Group issued (i) $350 million of senior notes due in 2013 and bearing interest at 10 1/2% per annum and (ii) €277.5 million of senior notes due in 2013 and bearing interest at 11% per annum ("the high yield bonds"). The gross proceeds of the issuance of the high yield bond amounted to approximately €601 million.

c)     8 1/2% Debentures (Yankee bonds)

        On February 14, 1995, Legrand SA issued on the United States public market $400 million of 8 1/2% debentures due February 15, 2025. Interest on the debentures is payable semi-annually in arrears on February 15 and August 15 of each year, beginning August 15, 1995.

        The debentures are not subject to any sinking fund and are not redeemable prior to maturity, except upon the occurrence of certain changes in the law requiring the payment of amounts in addition to the principal and interest. Should Legrand SA, by law, not be permitted to pay any such additional amounts, redemption generally would be mandatory or, if such amounts could be paid, Legrand SA may, at its option, redeem all—but not part—of the debentures. Each holder of the debentures may also require Legrand SA to repurchase its debentures upon the occurrence of a hostile change of control.

        In connection with the issuance of the debentures, Legrand SA also entered into an interest rate swap agreement for 30 years. The settlement dates of the differential to be paid or received concur with the interest payment dates of the debentures, so as to provide an effective hedge for the payments. As a result of this swap agreement, the effective interest rate of the debentures after the swap agreement was executed is LIBOR plus a margin of 0.53% (2.71% as of December 31, 2003).

        Legrand SA has used a portion of this borrowing for the acquisition of certain operations in the United States.

d)    Other long-term borrowings

        The other long-term borrowings, individually, are not significant, none of them exceeding €10 million.

17)  Other non-current liabilities

        Long-term liabilities are as follows:

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Retirement indemnities in France	19.7	18.0	0.0	0.0
Other retirement indemnities and benefits	51.9	47.0	0.0	0.0
End of contract indemnities (Italy)	46.8	44.0	0.0	0.0
Employees profit sharing (long-term portion)	35.0	29.0	0.0	0.0
Other long-term liabilities	73.9	67.0	0.0	0.0

	227.3	205.0	0.0	0.0

a)    Pension and post-retirement benefit

        The global obligation of the Group's pension and post retirement plans, including short-term and long-term liabilities, and consisting primarily of the plans in France, Italy, the United States of America and the United Kingdom, is as follows:

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Projected benefit obligation at the beginning of the period	216.0	0.0	0.0	0.0
New consolidated entities	0.0	217.0	0.0	0.0
Foreign currency exchange rate	(16.9)	(1.0)	0.0	0.0
Goodwill allocation	21.0	0.0	0.0	0.0
Rights newly acquired	22.4	0.0	0.0	0.0
Actuarial (gain) loss	4.8	0.0	0.0	0.0
Rights used	(22.6)	0.0	0.0	0.0
Interest cost	8.3	0.0	0.0	0.0

Projected benefit obligation at the end of the period	233.0	216.0	0.0	0.0

        The evolution of the total net assets of the funds is shown below:

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Fair-value at the beginning of the period	108.0	0.0	0.0	0.0
New consolidated entities	0.0	111.0	0.0	0.0
Foreign currency exchange rate	(11.8)	(3.0)	0.0	0.0
Increase:
—interest revenues	18.5	1.0	0.0	0.0
—employer contribution	5.6	0.0	0.0	0.0
Decrease:
—Benefits paid	(9.5)	0.0	0.0	0.0
—return on assets	0.0	(1.0)	0.0	0.0

Fair-value at the end of the period	110.8	108.0	0.0	0.0

        The net global obligation is fully recognized in the balance sheet ("Other non-current liabilities") as of December 31, 2003.

        The net impact on the consolidated income is summarized as follows:

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Service cost—rights newly acquired	(22.4)	(2.0)	0.0	0.0
Service cost—cancellation of previous rights	0.0	1.0	0.0	0.0
Payments of rights (net of cancellation of prior
reserves)	0.0	0.0	0.0	0.0
Interest cost	(13.1)	0.0	0.0	0.0
Net revenue of fund	18.5	1.0	0.0	0.0

	(17.0)	0.0	0.0	0.0

b)    Provision for retirement indemnities in France

        Based on labor agreements or internal conventions, the employees of the Group may be entitled to retirement indemnities, as well as complementary pensions in addition to those acquired in compliance with legal obligations in force in each country.

        The provisions recorded in the consolidated balance sheet concern only rights which are not definitively acquired and the Group has no obligation with respect to rights definitively acquired by former employees, such rights having been duly paid at the time of their retirement, either directly or through a specialized insurance company.

        The computation of these future obligations was based on turnover, mortality, and assumptions of increase of salaries and discount rates. In France, the calculation was based on an assumption of an increase of salaries of 3.00% and a discount rate of 5.00%.

        Accordingly, the provision recorded in the consolidated balance sheet corresponds to the portion of the global obligation remaining payable by Legrand SA; this amount is equal to the difference between the global obligation recalculated at each closing, based on assumptions described above, and the net residual value of the fund at this same date.

c)     Provision for end-of-contract indemnities in Italy

        In accordance with employment legislation in force in Italy, provisions for end-of-contract indemnities have been established in the accounts of the Italian companies. The annual contribution is defined by law and amounts to approximately one month of remuneration per year of service. Amounts attributed to an employee are revalued each year in accordance with a specific index published by the government. Such amounts are fully vested and are paid at the time an employee leaves. The companies have no further liability to the employee once such payment is made.

        The computation of the futures obligations was based on turnover, mortality, and assumptions of increase in salaries and discount rates. In Italy, the calculation was based on a assumption of an increase in salaries of 2.50%, a discount rate of 5.20%.

d)    Provision for retirement indemnities and other postretirement benefits

        In the United States and the United Kingdom, the Group provides pension benefits for employees and health care and life insurance for certain retired employees.

        The pension benefits above amount to €118 million as of December 31, 2003. This amount is compensated by pension fund assets and provisions estimated at €82 million as of December 31, 2003. The difference is spread over the residual employment period of the staff through the pension contribution. There were no significant changes in the projected benefits obligations or plan assets related to these plans for the period ended December 31, 2003.

        The computation of the future obligations was based on turnover, mortality, and assumptions of increase in salaries and discount rates. In the United Sates of America, the calculation was based on an assumption of an increase in salaries of 4.25%, a discount rate of 6.25% and an expected return on plan assets of 8.75%. In the United Kingdom, the calculation was based on an assumption of an increase in salaries of 3.50%, a discount rate of 5.75% and an expected return on plan assets of 7.00%.

18)  Short-term borrowings

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Current portion of long-term debt	54.2	25.0	0.0	0.0
Current portion of capital leases	5.8	9.0	0.0	0.0
Commercial paper	0.0	508.0	0.0	0.0
Bank overdrafts	39.4	113.0	0.0	0.0
Other short-term borrowings	31.4	79.0	0.0	0.0

	130.8	734.0	0.0	0.0

19)  Other current liabilities

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Tax liabilities	63.8	121.0	0.0	0.0
Accrued salaries and payroll taxes	132.6	134.0	0.0	0.0
Short-term portion of employee profit sharing	6.0	7.0	0.0	0.0
Payables related to fixed asset acquisitions	11.2	14.0	0.0	0.0
Amounts due for services	58.6	59.0	0.0	0.0
Customer advance payments	1.6	3.0	0.0	0.0
Others	54.6	97.0	0.0	0.0

	328.4	435.0	0.0	0.0

20)  Analysis of certain expenses

a)    Operating expenses include, in particular, the following categories of costs:

	Period from January 1, 2003 to December 31, 2003	Period from August 1, 2002 to December 31, 2002	Statutory period from August 1, 2002 to December 31, 2003	Statutory period from January 1, 2002 to July 31, 2002	Statutory period from January 1, 2001 to December 31, 2001
	(€ in millions)
Consumption of raw materials and parts	(762.0)	(125.0)	(887.0)	0.0	0.0
Salaries and related payroll taxes	(836.5)	(71.0)	(907.5)	0.0	0.0
Employees profit sharing	(21.8)	0.0	(21.8)	0.0	0.0

Total cost of personnel	(858.3)	(71.0)	(929.3)	0.0	0.0

        The headcount of the Group on a consolidated basis as of December 31, 2003 amounts to 25,258.

b)    Other income (expenses) include:

	Period from January 1, 2003 to December 31, 2003	Period from August 1, 2002 to December 31, 2002	Statutory period from August 1, 2002 to December 31, 2003	Statutory period from January 1, 2002 to July 31, 2002	Statutory period from January 1, 2001 to December 31, 2001
	(€ in millions)
Exchange and translation gains (losses)	3.5	2.0	5.5	0.0	0.0
Others	(43.9)	(8.0)	(51.9)	0.0	0.0

	(40.4)	(6.0)	(46.4)	0.0	0.0

The caption "Others" relates principally to restructuring charges.

21)  Interest income (expense)

	Period from January 1, 2003 to December 31, 2003	Period from August 1, 2002 to December 31, 2002	Statutory period from August 1, 2002 to December 31, 2003	Statutory period from January 1, 2002 to July 31, 2002	Statutory period from January 1, 2001 to December 31, 2001
	(€ in millions)
Interest income	65.3	6.0	71.3	0.0	0.0
Interest expense	(223.3)	(24.0)	(247.3)	0.0	0.0

	(158.0)	(18.0)	(176.0)	0.0	0.0
Interest on subordinated securities (note 13)	(36.3)	(2.0)	(38.3)	0.0	0.0

	(194.3)	(20.0)	(214.3)	0.0	0.0
Less capitalized interest (note 1(g))	0.0	0.0	0.0	0.0	0.0

	(194.3)	(20.0)	(214.3)	0.0	0.0

22)  Income taxes (current and deferred)

        Income before taxes, minority interests and equity in earnings of investees is as follows:

	Period from January 1, 2003 to December 31, 2003	Period from August 1, 2002 to December 31, 2002	Statutory period from August 1, 2002 to December 31, 2003	Statutory period from January 1, 2002 to July 31, 2002	Statutory period from January 1, 2001 to December 31, 2001
	(€ in millions)
France	(127.5)	(179.0)	(306.5)	0.0	0.0
Outside France	(8.9)	17.0	8.1	0.0	0.0

	(136.4)	(162.0)	(298.4)	0.0	0.0

        Income tax expense consists of the following:

	Period from January 1, 2003 to December 31, 2003	Period from August 1, 2002 to December 31, 2002	Statutory period from August 1, 2002 to December 31, 2003	Statutory period from January 1, 2002 to July 31, 2002	Statutory period from January 1, 2001 to December 31, 2001
	(€ in millions)
Current income taxes:
France	0.0	0.0	0.0	0.0	0.0
Outside France	(60.3)	(8.0)	(68.3)	0.0	0.0

	(60.3)	(8.0)	(68.3)	0.0	0.0
Deferred income taxes:
France	17.2	36.0	53.2	0.0	0.0
Outside France	51.1	1.0	52.1	0.0	0.0

	68.3	37.0	105.3	0.0	0.0
Total income taxes:
France	17.2	36.0	53.2	0.0	0.0
Outside France	(9.2)	(7.0)	(16.2)	0.0	0.0

	8.0	29.0	37.0	0.0	0.0

        The reconciliation of total income tax expense during the period to the normal income tax rate applicable in France is analyzed below:

	Period from January 1, 2003 to December 31, 2003
Normal French income tax rate	35.43%
Increases (reductions):
—effect of foreign income tax rates	0.23%
—non taxable items	(9.80%	)
—income taxable at specific rates	0.06%
—others	7.99%

	33.91%
Impact on deferred income taxes:
—effect of tax rate modifications on opening balance	1.95%
—valuation allowances on deferred income tax assets	(30.00%	)

Effective income tax rate	5.86%

        Deferred income taxes recorded in the balance sheets result from temporary differences in the recognition of revenues and expenses or tax and financial statement purposes and are analyzed as follows:

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Deferred income taxes recorded by French companies	(189.5)	(160.0)	0.0	0.0
Deferred income taxes recorded by foreign companies	85.2	4.0	0.0	0.0

	(104.3)	(156.0)	0.0	0.0
Origin of deferred income taxes:
—depreciation of fixed assets	(83.6)	(90.0)	0.0	0.0
—tax losses to be carried forward	46.5	16.0	0.0	0.0
—employee profit sharing	2.4	6.0	0.0	0.0
—retirement indemnities and benefits	15.3	17.0	0.0	0.0
—subordinated securities	30.1	39.0	0.0	0.0
Purchase accounting adjustments:
—patents	(166.4)	(206.0)	0.0	0.0
—trademarks	(21.8)	(24.0)	0.0	0.0
—allowances for inventory and bad debt	14.9	18.0	0.0	0.0
—revaluation Italy	51.5	61.0	0.0	0.0
—others	6.8	7.0	0.0	0.0

	(104.3)	(156.0)	0.0	0.0

        As of December 31, 2003, the Group had net operating loss carryforwards of €511.6 million for which a deferred tax asset was recognized (associated deferred tax asset of €173.7 million) and which expire in various amounts from 2008 through 2023 (2008: €161.0 million; thereafter: €350.6 million).

        Deferred tax assets amounting to €127.3 million whose realization is not more likely than not were not recognized as of December 31, 2003. These unrecognised deferred tax assets principally relate to net operating loss carryforwards amounting to €374.9 million that expire in various amounts from 2008 through 2023.

        As disclosed in note 1(i), the Group does not recognize the deferred tax consequences of undistributed earnings of foreign subsidiaries that are considered to be permanently re-invested. It is not practicable to estimate the amount of the deferred tax liability associated with these undistributed earnings as of December 31, 2003.

23)  Contingencies and commitments

        The Group is involved in a number of legal proceedings and litigations arising in the normal course of business. In the opinion of management, all such matters have been adequately provided for or are without merit, and are of such kind that if disposed of unfavorably, would not have a material adverse effect on the Group's consolidated financial position or results of operations.

Future rental commitments

        The Group uses certain facilities under lease agreements and lease certain equipment. Minimum future rental commitments under noncancellable leases are detailed below:

December 31, 2003
(€ in millions)
Payable in 2004	19.0
Payable in 2005	16.6
Payable in 2006	13.8
Payable in 2007	10.9
Payable in 2008	5.7
Subsequent years	13.7

79.7

BTicino SpA litigation

        In the second half of 2001, approximately 180 current and former employees of BTicino SpA, (BTicino), our primary Italian subsidiary, commenced two class actions and three individual suits against the Italian social security agency for early retirement payments citing alleged exposure to asbestos during the manufacture of products at our Torre del Greco facility. BTicino, as the employer, is a party to the suit, as is customary under Italian law. Pursuant to Italian law, if the employees prove long-term (at least 10 years) exposure to asbestos, they may be entitled to retire early and, as a result, could receive higher retirement payments over the course of their retirement, which the social security agency could seek to recover from the Group. Management believes the risk of loss to the Group is remote.

24)  Financial instruments

        The Group does not hold or issue financial instruments for trading purposes.

a)    Interest rate swaps

        In order to manage and cover interest rate risks, the Group entered into interest rates swap agreements with selected major financial institutions. The fair value of each of the swap agreements is determined at each closing, based on rates implied in the yield curve at the reporting date; those may change significantly, thus having an impact on future cash flows.

Interest rate swaps hedging the subordinated securities (note 14)

        The notional amount of these swaps increases over time to a maximum of €760 million and matures at the same date, as periodic payments are due so as to provide an effective hedge of the payments. The net cost of the subordinated securities, including the fair value of the related swaps in effect and committed, is lower than the conditions normally offered by the financial markets.

Interest rate swap hedging the 8 1/2% debentures (Yankee bonds) (note 16)

        The purpose of this swap is to convert the fixed remuneration paid to the holders of the debentures into a variable remuneration indexed on LIBOR until the maturity of the issue. The fair value of this swap is exactly symmetrical to the fair value of the debentures.

        At the beginning of February 2003, we entered into cross currency interest rate swap with respect to the Yankee bond pursuant to which the interest rate payable on $350 million principal amount was fixed at 4.6% per year. The remainder $50 million still bear a floating coupon (LIBOR + 0.53%).

        On April 2003, we entered into a swap novation agreement where we sold the 2008-2025 maturity bracket of the "Yankee bond swap" (original maturity 30 years). As a result, from February 2008 onwards, our Yankee Bond will pay a fixed 8.5% coupon again. We may enter into additional interest rate swap arrangements with respect to our floating rate debt.

Interest rate swaps hedging the senior credit (note 16)

        During the year, the Group entered into hedging arrangements for a notional amount of €1,200 million pursuant to which the applicable variable interest rate payable on the Senior Credit Facility was capped.

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
Interest rate swaps hedging subordinated securities
notional amount (€ in millions)	671.7	626.1	0.0	0.0
fair value (€ in millions)	121.8	153.0	0.0	0.0
Interest rate swap hedging the 8 1/2% debentures
notional amount (US$ in millions)	400.0	400.0	0.0	0.0
fair value (€ in millions)	60.1	161.0	0.0	0.0

b)    Foreign exchange contracts

        The Group entered into forward exchange contracts for an amount of $130 million to hedge certain foreign currency transactions and investments for periods consistent with the terms of the underlying transactions.

c)     Forward price contracts on raw material

        The Group also enters into forward raw material contracts covering all or part of its future purchases and for periods of time not in excess of twelve months. As of December 31, 2003 there were no contracts in effect.

d)    Other financial instruments

        The excess of fair value over carrying value of the marketable securities is disclosed in note 10 to the financial statements. For all other financial instruments the fair value approximates the carrying value.

e)     Concentration of credit risk

        The Group's interest rate swap agreements and exchange contracts are with major financial institutions which are expected to comply with the terms of the agreements thereby mitigating the credit risk from the transactions.

        In addition, Legrand Holding SA deposited €127 million in favor to certain financial institutions who entered into swap agreements with the Group (note 7). This deposit is included in long and short term restricted cash in the consolidated balance sheets.

        As indicated in note 9, a substantial portion of our sales is with two major distributors. Other sales are also essentially with distributors of electrical products but are diversified due to the large number of customers and their geographical dispersion. The Group mitigates its credit risk by establishing and performing periodic evaluations of individual credit limits for each customer, and constantly monitoring collection of its outstanding receivables.

        Other financial instruments, which potentially subject the Group to concentration of credit risk, are principally cash and cash equivalents and short-term investments. These instruments are maintained with high credit quality financial institutions and the Group closely monitors the amount of credit exposure with any one financial institution.

25)  Information relating to the officers of the Group

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Advances and loans	0.0	0.0	0.0	0.0
Remuneration paid to the officers(*)	1.7	1.0	0.0	0.0

(*)
Remuneration paid to the executive officers and the members of the board of directors who hold operating responsibilities within Legrand.

26)  Information relating to the consolidated company

        The Group is consolidated by Lumina Parent, société à responsabilité limitée headquartered at 5 boulevard de la Foire, L1528 Luxembourg.

27)  Information by geographic segments

        The activity of the Group is exclusively devoted to the manufacturing and marketing of products and systems for electrical installations and information networks. The following figures comply with the level of analysis used to manage the Group.

	Period from January 1, 2003 to December 31, 2003
	Geographic segments
	Europe
				United States of America	Other countries	Items globally analyzed
	France	Italy	Others				Total
	(€ in millions)
Total sales	1,632.4	714.5	620.7	540.0	323.7		3,831.3
Less intra-group transfers	(735.1)	(147.2)	(126.5)	(13.3)	(47.4)		(1,069.5)

Net consolidated sales	897.3	567.3	494.2	526.7	276.3		2,761.8
Operating income	(3.4)	61.3	(3.6)	18.5	29.2		102.0
—of which depreciation of fixed assets	(64.4)	(27.5)	(24.4)	(25.6)	(13.9)		(155.8)
—of which amortization of intangibles	(92.4)	(48.4)	(13.8)	(25.6)	(11.0)		(191.2)
Other revenues (expenses)						(44.1)	(44.1)
Interest income						65.3	65.3
Interest expense						(259.6)	(259.6)
Income taxes						8.0	8.0
Minority interest and equity investees						1.5	1.5
Capital expenditures	44.1	24.7	16.7	11.7	15.4		112.6
Total identifiable assets	4,417.8	1,256.8	(371.5)	(288.9)	170.3		5,184.5

	Period from August 1, 2002 to December 31, 2002
	Geographic segments
	Europe
				United States of America	Other countries	Items globally analyzed
	France	Italy	Others				Total
	(€ in millions)
Total sales	105.0	45.0	46.0	58.0	29.0		283.0
Less intra-group transfers	(42.0)	(10.0)	(7.0)	(1.0)	(1.0)		(61.0)

Net consolidated sales	63.0	35.0	39.0	57.0	28.0		222.0
Operating income	(71.0)	(32.0)	(12.0)	(12.0)	(4.0)		(131.0)
—of which depreciation of fixed assets	(5.0)	(2.0)	(2.0)	(2.0)	(2.0)		(13.0)
—of which amortization of intangibles	(55.0)	(28.0)	(8.0)	(13.0)	(4.0)		(108.0)
Other revenues (expenses)						(11.0)	(11.0)
Interest income						6.0	6.0
Interest expense						(26.0)	(26.0)
Income taxes						29.0	29.0
Minority interest and equity investees						4.0	4.0
Capital expenditures	5.0	2.0	5.0	2.0	4.0		18.0
Total identifiable assets	2,161.0	870.0	1,294.0	1,681.0	552.0		6,558.0

	statutory period from August 1, 2002 to December 31, 2003
	Geographic segments
	Europe
				United States of America	Other countries	Items globally analyzed
	France	Italy	Others				Total
	(€ in millions)
Total sales	1,737.4	759.5	666.7	598.0	352.7		4,114.3
Less intra-group transfers	(777.1)	(157.2)	(133.5)	(14.3)	(48.4)		(1,130.5)

Net consolidated sales	960.3	602.3	533.2	583.7	304.3		2,983.8
Operating income	(74.4)	29.3	(15.6)	6.5	25.2		(29.0)
—of which depreciation of fixed assets	(69.4)	(29.5)	(26.4)	(27.6)	(15.9)		(168.8)
—of which amortization of intangibles	(147.4)	(76.4)	(21.8)	(38.6)	(15.0)		(299.2)
Other revenues (expenses)						(55.1)	(55.1)
Interest income						71.3	71.3
Interest expense						(285.6)	(285.6)
Income taxes						37.0	37.0
Minority interest and equity investees						5.5	5.5
Capital expenditures	49.1	26.7	21.7	13.7	19.4		130.6
Total identifiable assets	4,417.8	1,256.8	(371.5)	(288.9)	170.3		5,184.5

        Sales by French companies, excluding sales to Group companies located in France, include the following export sales:

	Period from January 1, 2003 to December 31, 2003	Period from August 1, 2002 to December 31, 2002	Statutory period from August 1, 2002 to December 31, 2003	Statutory period from January 1, 2002 to July 31, 2002	Statutory period from January 1, 2001 to December 31, 2001
	(€ in millions)
Total sales	897.3	83.0	980.3	0.0	0.0
of which sales exported to:
—Europe	49.3	17.0	66.3	0.0	0.0
—other countries	72.8	11.0	83.8	0.0	0.0

	122.1	28.0	150.1	0.0	0.0

28)  Subsequent events

        We have no knowledge of any material subsequent event.

29)  Reconciliation of French GAAP to US GAAP

        The tables below show the US GAAP net income, balance sheets, cash-flow statements and shareholders equity.

Consolidated statements of income US GAAP

	Period from January 1, 2003 to December 31, 2003	Period from August 1, 2002 to December 31, 2002	Statutory period from January 1, 2002 to July 31, 2002	Statutory period from January 1, 2001 to December 31, 2001
	(€ in millions)
Net sales	2,761.8	219.0	0.0	0.0
Operating expenses
Cost of goods sold	(1,640.4)	(179.0)	0.0	0.0
Administrative and selling expenses	(733.5)	(64.0)	0.0	0.0
Research and development expenses	(258.5)	(113.0)	0.0	0.0
Other operating expenses	(22.4)	(1.0)	0.0	0.0
Amortization of goodwill	0.0	0.0	0.0	0.0

Operating income (loss)	107.0	(138.0)	0.0	0.0

Interest income (expense)	(293.9)	(22.0)	0	0
Other income (expenses)	3.5	1.0	0	0

Loss before taxes, minority interests and equity in earnings of investees	(183.4)	(159.0)	0	0

Income taxes	21.9	26.0	0	0

Net loss before minority interests and equity in earnings of investees	(161.5)	(133.0)	0	0

Minority interests	(0.9)	2.0	0	0
Equity in earnings of investees	2.4	2.0	0	0

Net loss attributable to Legrand Holding	(160.0)	(129.0)	0	0

Consolidated balance sheets US GAAP

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
ASSETS
Current assets
Cash and cash equivalents	67.9	559.0	0.0	0.0
Marketable securities	32.6	195.6	0.0	0.0
Restricted cash	37.0	22.5	0.0	0.0
Trade accounts receivable	509.9	598.2	0.0	0.0
Deferred income taxes	34.7	48.4	0.0	0.0
Other current assets	120.1	93.4	0.0	0.0
Inventories	385.5	530.7	0.0	0.0

Total current assets	1,187.7	2,047.8	0.0	0.0
Property, plant and equipment, net	914.9	1,024.8	0.0	0.0
Investments	21.8	26.3	0.0	0.0
Goodwill	1,343.5	1,354.0	0.0	0.0
Trademarks, net	1,591.1	1,642.4	0.0	0.0
Developed Technology, net	449.9	586.0	0.0	0.0
Mirror swaps	35.2	42.0	0.0	0.0
Swap associated with TSDI 3	1.3	2.0	0.0	0.0
Swaps associated with other borrowings	60.1	161.0	0.0	0.0
Restricted cash	90.5	127.5	0.0	0.0
Deferred income taxes	34.1	149.9	0.0	0.0
Other non-current assets	96.5	166.5	0.0	0.0

	4,638.9	5,282.4	0.0	0.0

Total assets	5,826.6	7,330.2	0.0	0.0

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowings	103.2	723.0	0.0	0.0
Accounts and notes payable	252.7	268.4	0.0	0.0
Deferred income taxes	3.0	48.0	0.0	0.0
Other current liabilities	355.2	443.0	0.0	0.0

Total current liabilities	714.1	1,482.4	0.0	0.0
Swap fair value associated with TSDI 1&2	121.8	153.0	0.0	0.0
Deferred income taxes	744.2	893.9	0.0	0.0
Other non-current liabilities	229.3	207.1	0.0	0.0
Borrowings	2,263.1	2,607.0	0.0	0.0
Swap fair value associated to other borrowings	52.5	0.0	0.0	0.0
Subordinated securities	108.9	150.2	0.0	0.0
Payment-In-Kind loans (PIK)	1,216.6	0.0	0.0	0.0
Related party loan	0.0	1,159.0	0.0	0.0
Minority interests	6.2	51.8	0.0	0.0
Shareholders' equity
Capital stock	759.4	759.4	0.0	0.0
Accumulated deficit	(288.8)	(129.2)	0.0	0.0
Translation reserve	(100.7)	(4.4)	0.0	0.0

	369.9	625.8	0.0	0.0

Total liabilities and shareholders' equity	5,826.6	7,330.2	0.0	0.0

Consolidated statements of cash flows US GAAP

	Period from January 1, 2003 to December 31, 2003	Period from August 1, 2002 to December 31, 2002	Statutory period from January 1, 2002 to July 31, 2002	Statutory period from January 1, 2001 to December 31, 2001
	(€ in millions)
Net income attributable to Legrand Holding	(160.0)	(129.0)	0	0
Reconciliation of net income to net cash provided from (used in) operating activities:
—depreciation of tangible assets	155.8	13.0	0	0
—amortization of intangible assets	146.5	108.0	0	0
—changes in long-term deferred taxes	(63.4)	(2.0)	0	0
—changes in other long-term assets and liabilities	4.6	(2.0)	0	0
—minority interests	0.9	(3.0)	0	0
—equity in earnings of investees	(2.4)	(2.0)	0	0
—other items having impacted the cash	220.8	63.0	0	0
(Gains) losses on fixed asset disposals	(1.2)	14.0	0	0
(Gains) losses on sales of securities	(0.6)	0.0	0	0
Changes in operating assets and liabilities, net of effect of investments in consolidated entities:
—inventories	(1.9)	54.0	0	0
—accounts receivable	61.1	17.0	0	0
—accounts and notes payable	(7.5)	(77.0)	0	0
—other operating assets and liabilities	(81.7)	(137.0)	0	0

Net cash (used in) provided from operating activities	271.0	(83.0)	0	0

Net proceeds from sales of fixed assets	16.8	170.0	0	0
Capital expenditures	(112.6)	(16.0)	0	0
Proceeds from sales of marketable securities	312.3	213.0	0	0
Investments in marketable securities	(29.0)	(202.0)	0	0
Investments in consolidated entities	(72.8)	(3,067.0)	0	0
Investments in non-consolidated entities	(0.2)	0.0	0	0

Net cash (used in) provided from investing activities	114.5	(2,902.0)	0	0

Related to shareholders' equity:
—capital increase	0.0	760.0	0	0
—dividends paid by Legrand Holding's subsidiaries	(1.1)	(2.0)	0	0
Other financing activities:
—reduction of subordinated securities	(41.0)	(4.0)	0	0
—new borrowings	579.1	3,063.0	0	0
—repayment of borrowings	(820.3)	(273.0)	0	0
—debt issuance cost	(7.5)	0.0	0	0
—increase (reduction) of commercial paper	(508.0)	(30.0)	0	0
—increase (reduction) of bank overdrafts	(87.2)	23.0	0	0

Net cash (used in) provided from financing activities	(886.0)	3,537.0	0	0

Net effect of currency translation on cash	(9.4)	7.0	0	0
Increase (reduction) of cash and cash equivalents	(491.1)	559.0	0	0
Cash and cash equivalents at the beginning of the period	559.0	0.0	0	0

Cash and cash equivalents at the end of the period	67.9	559.0	0	0

Interest paid during the period	202.2	0.0	0	0
Income taxes paid during the period	79.5	0.0	0	0

Consolidated statements of shareholder's equity US GAAP

	Capital stock, at par value	Additional paid-in capital	Retained earnings	Translation reserve	Total shareholders' equity
	(€ in millions)
As of December 31, 2000	0.0	0.0	0.0	0.0	0.0

Net income for the period
Capital increase
Changes in translation reserve

As of December 31, 2001	0.0	0.0	0.0	0.0	0.0

Net income for the period
Capital increase
Changes in translation reserve

As of July 31, 2002	0.0	0.0	0.0	0.0	0.0

Net income for the period			(129.2)		(129.2)
Capital increase	759.4				759.4
Changes in translation reserve				(4.4)	(4.4)

As of December 31, 2002	759.4	0.0	(129.2)	(4.4)	625.8

Net income for the period			(160.0)		(160.0)
Capital increase					0.0
Changes in translation reserve			0.4	(96.3)	(95.9)

As of December 31, 2003	759.4	0.0	(288.8)	(100.7)	369.9

The tables below show the US GAAP reconciliations of net income and net equity.

RECONCILIATION OF NET INCOME

	Period from January 1, 2003 to December 31, 2003	Period from August 1, 2002 to December 31, 2002	Statutory period from January 1, 2002 to July 31, 2002	Statutory period from January 1, 2001 to December 31, 2001
	(€ in millions)
Net income compliant with French GAAP	(126.9)	(129.0)	0.0	0.0

TSDI and FAS 133	(67.9)	(1.0)	0.0	0.0
EITF 93-16	(9.9)	(2.0)	0.0	0.0
FAS 142	44.7	3.0	0.0	0.0

Net income compliant with US GAAP	(160.0)	(129.0)	0.0	0.0

SUMMARY RECONCILIATION OF NET EQUITY

	December 31, 2003	December 31, 2002	July 31, 2002	December 31, 2001
	(€ in millions)
Net equity compliant with French GAAP	424.5	626.0	0.0	0.0

TSDI and FAS 133	(67.8)	(1.0)	0.0	0.0
EITF 93-16	(9.9)	(2.0)	0.0	0.0
FAS 142	44.7	3.0	0.0	0.0
Translation reserve	(21.6)	0.0	0.0	0.0

Net equity compliant with US GAAP	369.9	626.0	0.0	0.0

COMPREHENSIVE INCOME

	Items having modified the net equity
	with impact on net income	without impact on net income	Comprehensive income
	(€ in millions)
For the year ended December 31, 2001	0.0	0.0	0.0
For the 7 month period ended July 31, 2002	0.0	0.0	0.0
For the 5 month period ended July 31, 2002	(128.9)	(4.5)	(133.4)
For the year ended December 31, 2003	(160.0)	(100.7)	(260.7)

a)    Presentation of the statement of income

        Other expenses such as restructuring costs which are classified as non-operating expenses under French GAAP, are required to be included in the operating income under US GAAP.

b)    Comprehensive income

        Comprehensive income includes all changes in equity that result from recognized transactions or other economic events. Amounts received from shareholders (capital increase) or paid to shareholders (reduction of capital, dividend) and changes in treasury stocks are excluded from the determination of comprehensive income.

        For the periods presented in the consolidated financial statements, only the translation reserve (note 1(c)) has been added to net income to compute comprehensive income.

c)     Derivative financial instruments

        As indicated in note 14, Legrand SA entered into three subordinated perpetual notes (TSDIs) contracts in 1990 and 1992. In addition, these subordinated perpetual notes (TSDIs) are hedged by three interest rate swaps. Under French GAAP, these instruments are accounted for as hedges of debt and, accordingly, are not recorded in the balance sheet. Payments receivable or payable under the swaps are accrued over the period to which the payment relates, resulting in accounting for the swap and the underlying debt as a single, synthetic instrument. Under US GAAP, these instruments are recorded at fair value with the changes in fair value recorded to profit and loss.

        In addition, certain other derivative financial instruments, including swaps associated with the Yankee bonds, were initially recorded at fair value in purchase accounting under US GAAP. Subsequent changes in fair value are recognized in profit and loss. Under French GAAP, these instruments are treated as off balance sheet in purchase accounting and subsequently. Payments receivable or payable under the swaps are accrued over the period to which the payment relates, resulting in accounting for the swap and the underlying debt as a single, synthetic instrument.

d)    Application of EITF 93-16

        In 2001, the Italian subsidiaries revalued their assets, in compliance with the Italian law No. 342 and the decree No. 162 (April 13, 2001), retroactively applicable from January 1, 2000. According to EITF 93-16, the tax to be paid in case of distribution of the revalued amount has to be provided for.

e)     Consolidation of special purposes entities

        The existing special purpose entities are related to the subordinated securities issued by Legrand SA. Under US GAAP, the SPVs are required to be consolidated based on the guidance and SEC views provided in EITF Topic D-14. The application of US GAAP to the subordinated perpetual notes (the TSDIs) and related loans has the following impacts:

  —
  Recognition of the debts due by the special purpose entities (€108.9 million as of December 31, 2003).

  —
  Recognition of certain derivative financial instruments at fair value in the Group's balance sheet with changes in fair value being recognized in the statement of income.

        Considering the effects outlined above and other effects relating to the subordinated perpetual notes (the TSDIs), the principal impact of this difference on the income statement is to adjust interest income and decrease the net result by €1.5 million for the period ended December 31, 2003.

f)     Application of FAS 142

        In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (FAS) No. 141 and 142. These statements establish new accounting and reporting standards for goodwill and other non amortized intangible assets and in particular, supersede their amortization by an impairment test. These statements are effective for the Group from July 1, 2001 for the new acquisitions and from January 1, 2002 for the former ones.

        The impairment tests have to be applied at the reporting entity level on an annual basis and were performed as of December 31, 2003.

        In addition, under French GAAP, deferred taxes are not recognized on intangible assets with an indefinite useful life (trademarks). Under US GAAP, deferred taxes are required to be recognized on intangibles with an indefinite useful life (trademarks). Accordingly, the Group has recognized an additional deferred tax liability under US GAAP amounting to €568.4 million.

        All of the Group's intangible assets, including goodwill, were recognized in connection with the acquisition of Legrand SA on December 10, 2002. Intangible assets, as determined under US GAAP, consist of the following:

	Estimate useful lives	December 31, 2003
	(years)	(€ in millions)
Intangible assets not subject to amortization:
Goodwill	NA	1,343.5
Indefinite-lived trademarks	NA	1,533.7

		2,877.2
Intangible assets subject to amortization:
Developed technology	10	578.3
Other trademarks	10–20	63.2
Other		75.6

		717.1
Less: accumulated amortization		(205.1)

		512.0

		3,389.2

        As of December 31, 2003, €475.7 million, €350.5 million, €111.7 million, €223.6 million and €182.0 million of our goodwill has been allocated to the France, Italy, Rest of Europe, North America and the Rest of the World segments, respectively. There were no changes in the carrying amount of goodwill during any of the periods presented other than recognition of the foregoing amounts in connection with the acquisition.

        For the period ended December 31, 2003, we recognized aggregate amortization expense of €146.5 million related to intangible assets. Amortization expense for each of the five succeeding years is expected to be as follows:

	Developed technology	Trademarks	Total
	(€ in millions)
Year 2004	112.7	5.3	118.0
Year 2005	99.6	5.2	104.8
Year 2006	83.0	4.8	87.8
Year 2007	59.3	4.5	63.8
Year 2008	47.4	4.3	51.7

g)     Deferred income tax assets

        Under French GAAP, deferred tax assets whose realization is not more likely than not are not recognized. Under US GAAP, deferred tax assets whose realization is not more likely than not are recognized and are reduced to the amount whose realization is more likely than not through the application of a valuation allowance. Under US GAAP, all deferred tax assets would be recognized and then reduced, if necessary, by a valuation allowance equal to the amount of any tax benefit that, based on available evidence, are not more likely than not to be realized. Deferred tax assets amounting to €204 million whose realization is not more likely than not were not recognized as of December 31, 2003 under French GAAP. Under US GAAP, such deferred tax assets would have been recognized and reduced by a valuation allowance for the same amount. This difference does not impact the measurement of deferred taxes but does have un impact on the disclosure of deferred tax assets.

h)    New Pronouncements

        In January 2003, the FASB issued FASB Interpretation ("FIN") No. 46, Consolidation of Variable Interest Entities, which is an interpretation of Accounting Research Bulletin ("ARB") No. 51 Consolidation of Financial Statements. In December 2003, the FASB issued FIN No. 46 R, which amended the provisions of FIN 46. FIN No. 46 R provides additional guidance regarding how to identify variable interest entities and how an enterprise assesses its interest in the variable interest entity to determine whether an entity is required to be consolidated. The interpretation establishes that an enterprise consolidate a variable interest entity if the enterprise is the primary beneficiary of the variable interest entity. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity. This interpretation applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. For interests in variable interest entities which are also considered to be special purpose entities that existed as of January 31, 2003, the guidance of FIN No. 46 R applies as of December 31, 2003. For interests in variable interest entities which are not considered to be special purpose entities that existed as of January 31, 2003, the guidance of FIN No. 46 R will apply as at March 31, 2004. The adoption of FIN No. 46 R has not and is not expected to have a significant impact on the Group's consolidated results of operations, financial position, or cash flows.

i)     Foreign parent information

        Legrand Holding SA is a holding company that conducts no business operations of its own and has as main assets the shares it holds in Legrand SAS (ex FIMAF) and a subordinated inter-company funding loan from Legrand SAS (ex FIMAF).

        The Company is also at the head of the fiscal consolidation which includes Legrand SAS (ex FIMAF) and the French companies of the group Legrand SA which meet requirements to enter into this fiscal consolidation. The agreement signed for the fiscal consolidation specifies that each entity should calculate and pay to the Company income tax as if this subsidiary was alone.

        In 2003, the Company has changed its name to Legrand Holding SA.

        The tables below present summarized balance sheet, income statement and cash flow for Legrand Holding SA (on an unconsolidated basis) as of December 31, 2003 and December 31,2002

	US GAAP December 31, 2003	US GAAP December 31, 2002
	(€ in millions)
ASSETS:
Receivables	42.5
Inter company shares	296.7	625.7
Receivables related to intercompany investments	1,842.5

Total assets	2,181.7	625.7

LIABILITIES AND SHAREHOLDERS' EQUITY:
Short term borrowings	23.0
Other current liabilities	47.7
Other intercompany payables	0.3

Total current liabilities	71.0

Long term borrowings	555.1
Long term intercompany borrowings	1,216.6
Common stock	759.3	759.3
Accumulated deficit	(319.6)	(129.2)
Cumulative translation adjusments	(100.7)	(4.4)

Total shareholders' equity	339.0	625.7

Total liabilities	2,181.7	625.7

	December 31, 2003	December 31,
	(€ in millions)
INCOME STATEMENT
Administrative and selling expenses	(0.2)
Operating loss	(0.2)
Other income	0.4
Income before tax	0.2
Income tax	42.1
Equity in net income of Legrand SAS (ex FIMAF)	(232.7)	(129.2)

Net income	(190.4)	(129.2)

	December 31, 2003	December 31, 2002
	(€ in millions)
STATEMENTS OF CASH FLOWS
Net income attributable	(190.4)	(129.2)
Reconciliation of net income to net cash provided from (used in) operating activities:
—equity in earnings of investees	232.7	129.2
Changes in operating assets and liabilities:
—accounts receivable	(42.5)
—other operating assets and liabilities	48.0
Net cash from operating activities	47.8
Investing activities
—investment in common shares of Legrand SAS (ex FIMAF)		(759.3)
—receivables related to intercompany investments	(1,842.5)
Financing activities
—new borrowings	1,794.7
—issuance of common shares		759.3
Increase (reduction) of cash and cash equivalents	0	0

Cash and cash equivalents at the beginning of the period	0	0

Cash and cash equivalents at the end of the period	0	0

INDEPENDENT AUDITOR'S REPORT

to the Shareholders and Board of Directors of Legrand SA

We have audited the accompanying consolidated balance sheets of Legrand SA and its subsidiaries (the "Company") as of December 10, 2002 and as of December 31, 2001 and 2000 and the related consolidated statements of income, of cash flows and of shareholders' equity for the period from January 1, 2002 to December 10, 2002 and for each of the years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material aspects, the consolidated financial position of the Company and its subsidiaries as of December 10, 2002 and as of December 31, 2001 and 2000, and the consolidated results of their operations and their case flows for the period from January 1, 2002 to December 10, 2002 and for each of the years ended December 31, 2001 and 2000 in conformity with French generally accepted accounting principles.

        Accounting principles in France vary in certain important respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net income expressed in euro for the period from January 1, 2002 to December 10, 2002 and for each of the years ended December 31, 2001 and 2000 and the determination of consolidated shareholders' equity and consolidated financial position also expressed in euro as of December 10, 2002 and as of December 31, 2001 and 2000 to the extent summarized in note 28 to the consolidated financial statements.

PricewaterhouseCoopers

Paris, France,
February 17, 2003

LEGRAND SA

CONSOLIDATED STATEMENTS OF INCOME

	Period from January 1, 2002 to December 10, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(€ in millions)
Net sales (note 1 (j))	2,748	3,096	2,799
Operating expenses (note 18 (a))
Cost of goods sold	(1,521)	(1,748)	(1,539)
Administrative and selling expenses	(704)	(775)	(677)
Research and development expenses	(126)	(136)	(123)
Other operating expenses	(2)		(2)
Amortization of goodwill	(53)	(47)	(29)

Operating income	342	390	429

Interest income (expense) (notes 13 and 19)	(50)	(92)	(64)
Profits (losses) from disposal of fixed assets	11	(3)	(3)
Other revenues (expenses) (note 18 (b))	(65)	(46)	(23)
Expenses related to the takeover bid for shares (note 18 (c))	(4)	(18)

Income before taxes, minority interests and equity in earnings of investees	234	231	339

Income taxes (note 20)	(55)	(56)	(106)

Net income before minority interests and equity in earnings of investees	179	175	233

Minority interests	(1)	(2)	(2)
Equity in earnings of investees	2	3	4

Net income attributable to Legrand SA	180	176	235

Earnings per share (notes 1 (d) and 10 (b))	Period from January 1, 2002 to December 10, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(€)
Primary earnings per share:
Average number of shares outstanding	28,153,273	27,358,081	26,713,006
Earnings per share	6.40	6.44	8.80
Fully diluted earnings per share:
Average number of shares used for the calculation	28,158,343	27,378,432	26,867,510
Earnings per share	6.40	6.43	8.75

The accompanying notes on pages F-57 to F-99 are an integral part of these financial statements.

LEGRAND SA

CONSOLIDATED BALANCE SHEETS

		As of December 31
	As of December 10, 2002
		2001	2000
	(€ in millions)
ASSETS
Current assets
Cash and cash equivalent	410	531	380
Marketable securities (note 9)	363	603	569
Trade accounts receivable (note 8)	660	674	655
Short-term deferred taxes (notes 1 (i) and 20)	63	67	72
Other current assets	112	136	151
Inventories (notes 1 (h) and 7)	426	465	461

Total current assets	2,034	2,476	2,288
Property, plant and equipment (notes 1 (g) and 3)
At cost	2,511	2,543	2,381
Less accumulated depreciation	(1,511)	(1,451)	(1,301)

	1,000	1,092	1,080
Other non-current assets
Investments (note 5)	27	29	306
Goodwill (notes 1 (f) and 2)	1,011	1,149	976
Long-term deferred taxes (notes 1 (i) and 20)	84	50	44
Other non-current assets (note 6)	386	474	125

	1,508	1,702	1,451

Total assets	4,542	5,270	4,819

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowings (note 16)	948	1,288	989
Accounts and notes payable	241	232	253
Short-term deferred taxes (notes 1 (i) and 20)	2	2	5
Proposed dividend for the year (note 23)	—	60	57
Other current liabilities	463	454	438

Total current liabilities	1,654	2,036	1,742
Long-term deferred taxes (notes 1 (i) and 20)	42	35	35
Long-term liabilities (note 15)	169	174	157
Long-term borrowings (note 14)	643	972	1,179
Subordinated securities (note 13)	219	266	312
Minority interests	10	10	9
Shareholders' equity
Capital stock, par value 2 (note 10)	56	56	53
Additional paid-in capital	171	170	133
Retained earnings (note 12 (a))	1,907	1,725	1,382
Translation reserve (note 12 (b))	(329)	(174)	(183)

	1,805	1,777	1,385

Total liabilities and shareholders' equity	4,542	5,270	4,819

The accompanying notes on pages F-57 to F-99 are an integral part of these financial statements.

LEGRAND SA

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Period from January 1, 2002 to December 10, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(€ in millions)
Operating activities:
Net income attributable to Legrand SA	180	176	235
Reconciliation of net income to net cash:
—depreciation of tangible assets	160	170	152
—amortization of intangible assets	71	65	42
—changes in long-term deferred taxes	(47)	(40)	6
—changes in other long-term assets and liabilities	2	10	(11)
—minority interests	1	2	2
—equity in earnings of investees	(2)	(3)	(4)
—other items having impacted the cash	3	3	5

Working capital provided from operations	368	383	427

(Gains) losses on fixed asset disposals	(14)	3	3
(Gains) losses on sales of securities	(10)	(20)	(12)
Changes in operating assets and liabilities, net of effect of investments in consolidated entities:
—accounts receivable	(3)	46	19
—inventories	14	13	(43)
—accounts and notes payable	91	(16)	(131)
—other operating assets and liabilities	12	(7)	(19)

Net cash provided from operating activities	458	402	244

Investing activities
Net proceeds from sales of fixed assets	123	19	7
Capital expenditures	(138)	(189)	(234)
Proceeds from sales of marketable securities	251	55	313
Investments in marketable securities and restricted cash	(75)	(56)	(286)
Investments in consolidated entities		(2)	(603)
Investments in non-consolidated entities	(5)	(3)	(258)

Net cash (used in) provided by investing activities	156	(176)	(1,061)

Financing activities
Related to shareholders' equity:
—capital increase	1		8
—purchase of Legrand's shares		4	(83)
—dividends paid by Legrand SA	(60)	(57)	(52)
—dividends paid by Legrand's subsidiaries		(1)
Other financing activities:
—reduction of subordinated securities	(46)	(46)	(42)
—new borrowings	160	4	600
—repayments of debt	(180)	(50)	(148)
—increase (reduction) of commercial paper	(372)	57	619
—increase (reduction) of bank overdrafts	(210)	15	(10)

Net cash (used in) provided from financing activities	(707)	(74)	892

Net effect of currency translation on cash	(28)	(1)	1
Increase (reduction) of cash and cash equivalents	(121)	151	76
Cash and cash equivalents at the beginning of the period	531	380	304

Cash and cash equivalents at the end of the period	410	531	380

The accompanying notes on pages F-57 to F-99 are an integral part of these financial statements.

LEGRAND SA

CONSOLIDATED STATEMENTS OF SHAREHOLDERS EQUITY

	Capital stock, at par value	Additional paid-in capital	Retained earnings	Translation reserve	Total shareholders' equity
	(€ in millions)
As of December 31, 1999	54	128	1,283	(211)	1,254

Net income for the year			235		235
Capital increase		5	3		8
Purchase of Legrand's shares (note 10)	(1)		(82)		(83)
Dividend paid for 2000 (notes 10 and 23):
—Euro 1.87 per common share			(37)		(37)
—Euros 2.99 per preferred non-voting share			(20)		(20)
Changes in translation reserve				28	28

As of December 31, 2000	53	133	1,382	(183)	1,385

Net income for the year			176		176
Capital increase		1			1
Purchase of Legrand's shares (note 10)	3	36	235		274
Dividend paid for 2001 (notes 10 and 23):
—Euro 1.87 per common share, included "précompte"			(45)		(45)
—Euros 2.99 per preferred non-voting share, included "précompte"			(23)		(23)
Changes in translation reserve				9	9

As of December 31, 2001	56	170	1,725	(174)	1,777

Net income for the period			180		180
Capital increase		1			1
Schneider Electric shares impact (note 1 (a))			2		2
Changes in translation reserve				(155)	(155)

As of December 10, 2002	56	171	1,907	(329)	1,805

        The comprehensive income (note 1 (q)) is as follows:

	Items having modified the net equity
	with impact on net income	without impact on net income	Comprehensive income
	(€ in millions)
For the year ended December 31, 2000	235	28	263
For the year ended December 31, 2001	176	9	185
For the year ended December 10, 2002	180	(155)	25

The accompanying notes on pages F-57 to F-99 are an integral part of these financial statements.

LEGRAND SA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

List of consolidated companies

        The consolidated financial statements comprise the financial statements of Legrand SA and 112 controlled subsidiaries. The investment in 6 affiliated companies is accounted for by the equity method.

        The most significant consolidated operating subsidiaries, all 100 % owned (Fael excepted, which is 93 % owned), are the following:

French subsidiaries:
Arnould-FAE
Baco
Inovac
Legrand Deri
Legrand snc
Martin & Lunel
Planet-Wattohm
Ura
Foreign subsidiaries:
Anam	South Korea
Bticino	Italy
Bticino de Mexico	Mexico
Bticino Quintela	Spain
Bufer Elektrik	Turkey
Electro Andina	Chile
Fael	Poland
Legrand	Germany
Legrand	Italy
Legrand Electric	United Kingdom
Legrand Electrica	Portugal
Legrand Electrique	Belgium
Legrand Espanola	Spain
Legrand	Greece
Legrand Österreich	Austria
Luminex	Colombia
MDS	India
Ortronics	United States of America
Pass & Seymour	United States of America
Pial	Brazil
Tenby Industries	United Kingdom
The Watt Stopper	United States of America
The Wiremold Company	United States of America

1)    Accounting policies

        The Group's consolidated financial statements are prepared, in all material respects, in conformity with accounting principles generally accepted in France. They comply with the requirements of French laws and regulations excepted for the dispensation described hereafter (note 1 (a)).

        The statutory accounts of each company, whether consolidated or accounted for by the equity method, are prepared in accordance with local accounting principles and regulations, and have been adjusted to comply with these principles, which are essentially those described hereafter.

a)    Exchange of Legrand SA treasury shares for Schneider Electric shares

        In 2001, Schneider Electric launched a public exchange offer for all Legrand SA outstanding shares (see note 27). Legrand SA brought to this takeover bid the treasury stocks which decreased the net equity as of June 30, 2001 (1,382,370 common shares and 55,116 preferred non-voting shares accounted for at a historical cost of €195 million).

        In exchange for these treasury shares, Legrand SA received 4,948,527 Schneider Electric shares (2.06% of the share capital of Schneider Electric) valued at €59.36 per share, i.e. €294 million. The gain of the exchange (€99 million after tax) was accounted for directly through the consolidated retained earnings, in compliance with the French and US GAAP. The Schneider Electric shares are accounted for on the balance sheet as "other non-current assets."

        Under normal circumstances the application of the accounting principles for the accounting of fixed investments would conduct to account for the gains and losses on the valuation or sale of these stocks through the statement of income. This method would not be consistent with the accounting treatment of the treasury stocks and accordingly would confuse the understanding of the Group's financial statements.

        In view of the unusual nature of the transaction the company determined that the loss should be recorded directly to equity. Accordingly, the impacts on the statement of income were neutralized in 2001 and will be neutralized in future years, within the limit of the gain (€99 million).

        As a consequence, as of December 31, 2001, the Schneider Electric shares were valued at €54 and the variation of the value after tax, i.e. €-20 million, was accounted for directly on net equity.

        As of December 10, 2002, Legrand SA owned 1,057,949 shares of Schneider Electric valued at €59.36 per share, with a total value of €62.8 million. The gains and losses on disposals and the change on the allowance imputed directly to equity amount to €0.5 million after tax. A €6.7 million loss has been recorded following an agreement with Schneider Electric to sell the Schneider Electric shares at €53 per share, amounting to a total value of €56.1 million. The net gain imputed directly to equity amounts to €+2 million after tax.

b)    Consolidation

        The financial statements of subsidiaries, which Legrand SA controls directly or indirectly, are consolidated. Companies in which Legrand SA owns directly or indirectly an interest of 20 to 50 % are accounted for by the equity method. All significant intercompany transactions have been eliminated.

c)     Translation of foreign financial statements

        For all countries other than those with highly inflationary economies:

  •
  Assets and liabilities are translated using exchange rates in effect at the balance sheet dates;

  •
  Statements of income are translated at average exchange rates for the period;

  •
  Gains or losses arising from the translation of the financial statements of foreign subsidiaries are accounted for directly in the translation reserve included in the consolidated equity, until these companies are sold or substantially liquidated.

        For countries with highly inflationary economies:

  •
  Inventories and non-monetary assets are recorded at their historical rates of exchange;

  •
  Other assets and liabilities are translated using exchange rates in effect at the balance sheet dates;

  •
  Gains or losses arising from the translation of the financial statements of subsidiaries located in these countries are included in the consolidated statement of income under the heading "Exchange and translation gains (losses)."

        For all countries:

  •
  Exchange differences arising from foreign currency transactions are included in the consolidated statement of income under the heading "Exchange and translation gains (losses)," excepted intercompany transactions having the character of a permanent investment which are directly recorded in the translation reserve.

d)    Earnings per share

        Primary earnings per share are calculated based upon the weighted average number of common and preferred shares outstanding during the period excluding those held by Group companies. Fully diluted earnings per share are calculated based upon the assumption that all options granted to employees of the Group have been exercised either at the beginning of the year or when they have became exercisable, if later.

e)     Statements of cash flows

        The Group has defined cash and cash equivalents as cash, short-term deposits or all other financial assets with a maturity date not in excess of three months. Marketable securities are not considered as cash.

f)     Intangible assets

        Goodwill, representing the excess of cost over the fair value of net assets at the date of acquisition of purchased companies, is amortized on a straight-line basis over the estimated period of benefit not to exceed 40 years. The company assesses whether there has been a permanent impairment in the value of goodwill by evaluating economic factors including future cash flows from operating activities, income, trends and prospects as well as competition and other economic factors. The primary financial indicator used to assess impairment is whether undiscounted cash flows from operations over the amortization period will be sufficient to recover the carrying amount of goodwill. A loss is recognized for any excess of the carrying value over the fair value of the goodwill, determined as being the present value of such cash flows from operations.

        Costs incurred by Group companies in developing computer software for their own use and in research and development are expensed in the period they are incurred; acquisition costs of externally developed software are recorded in other assets and depreciated on a straight-line basis according their expected time of use from 3 to 8 years.

        Other intangible assets, included in "other non-current assets" in the balance sheet, are amortized on a straight-line basis over the estimated period of benefit, not in excess of 40 years, and limited to 20 years for patents and trademarks.

g)     Property, plant and equipment

        Land, buildings, machinery and equipment are carried at cost, including capitalized interest.

        Assets acquired under lease agreements that can be regarded as financing their purchase are capitalized on the basis of the present value of minimum lease payments and depreciated as described below. The French legal revaluations and foreign revaluations are not reflected in the consolidated financial statements.

        Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets; the most commonly adopted useful lives are the following:

Light buildings	25 years
Standard buildings	40 years
Machinery and equipment	8 to 10 years
Tooling	5 years
Furniture and fixtures	5 to 10 years

h)    Inventories

        Inventories are valued at the lower of cost, replacement or net realizable value. Cost is determined by the first-in, first-out (FIFO) method.

i)     Deferred income taxes

        In compliance with FASB statement no 109, deferred income taxes are recorded based on the differences between the tax bases of assets and liabilities and their carrying value for financial reporting purposes. Tax rates applicable for future periods are used to calculate year-end deferred income taxes.

        A valuation allowance is recorded against deferred tax assets to reduce these deferred tax assets to the amount likely to be realized. The assessment of the valuation allowance is done by tax entity, based on the tax strategy developed for the near future for each entity.

        Provisions are made for withholding and other taxes which would be payable in case of distribution of earnings of subsidiaries and affiliates, except for those considered as permanently reinvested.

        If the assets of a subsidiary are revalued for tax purposes, the tax benefit is accounted for in compliance with the enacted tax rules at the revaluation date and taking into account the risk for this benefit to be challenged.

j)     Net sales

        Revenues are recognized when all of the following criteria have been met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the sales price is fixed or determinable and (iv) collectibility is reasonably assured. For the Group, this policy results in the recognition of revenue when title and risk of loss transfer to the customer, which is generally upon shipment.

        In addition, the Group offers certain sales incentives to customers consisting primarily of volume rebates, and discounts for prompt payment. Volume rebates are typically based on three, six, and twelve-month arrangements with customers, and rarely do such arrangements extend beyond one year. Since the volume of customer's future purchases can be reasonably estimated based on historical evidence, the Group recognizes the rebates on a monthly basis as a reduction in revenue based on the estimated cost of honoring rebates earned and claimed to each of the underlying revenue transactions that reflect the progress by the customer toward earning the rebate. These volume rebates are generally accounted for as a reduction to customers' accounts receivable balance. Discounts for prompt payment are recognized as financial expenses.

k)    Fair value of financial instruments

        Cash, short-term deposits, accounts receivable, accounts payable, accrued liabilities and short-term borrowings are reflected in the financial statements at fair value because of the short-term maturity of these instruments.

        For short-term investments, comprised of marketable securities, fair value is determined as being the market prices of these securities.

        The fair value of long-term debt is estimated on the basis of interest rates currently available for issuance of debt with similar terms and remaining maturities.

        The fair value of interest rate swap agreements is the estimated amount that the counterpart would receive or pay to terminate the agreements. In compliance with the French GAAP, the fair value of the swaps is not accounted for.

l)     Derivative financial and commodity instruments

        The Group's policy is to abstain from transactions of a speculative nature in the use of financial instruments; consequently all operations with these instruments are exclusively devoted to manage and cover exchange or interest rate risks, and the prices of raw materials.

        Therefore, the Group periodically enters into contracts such as swaps, options and futures, which relate to the nature of its exposure.

        The interest rate swaps, which synthetically adjust interest rates on certain indebtedness, involve the exchange of fixed and floating rate interest payments over the life of the agreement without the exchange of the notional amount. The differential to be paid or received is accrued as adjustments to interest income or expense over the life of the agreement. Upon early termination of an interest rate swap, gains or losses are deferred and amortized as adjustments to interest expense of the related debt over the remaining period covered by the terminated swap.

        The Group periodically enters into foreign currency contracts to hedge commitments, transactions or foreign income. For foreign currency contracts acquired for the purpose of hedging identified commitments, the gain or loss is generally deferred and included in the basis of the transaction underlying the commitment. If the underlying transaction is not completed, the contract is marked to market with any realized or unrealized gains or losses reflected in income. Gains or losses on transaction hedges are recognized in income and offset the gains or losses on the related transaction. Foreign currency contracts acquired for the purpose of hedging foreign income, generally for periods not exceeding twelve months, are marked to market with any realized or unrealized gains or losses reflected in income.

        The Group also enters into raw material contracts to totally or partially hedge its purchases. Gains or losses related to transactions that qualify for hedge accounting are deferred on the balance sheet in other current liabilities or assets and reflected in cost of goods sold when the underlying transaction takes place. If future purchased raw material needs are revised lower than initially anticipated, the futures contracts associated with the reductions no longer qualify for deferral and are marked to market. Gains or losses are then recorded in other income. The effectiveness of the hedge is measured by a historical and probable future high correlation of changes in the fair value of the hedging instruments with changes in the value of the hedged item. If correlation ceases to exist, hedge accounting will be terminated and gains or losses recorded in other income.

        Cash flows from financial instruments are recognized in the statement of cash flows in a manner consistent with the underlying transactions.

m)   Environmental and product liabilities

        In application of FASB statement No 5 the Group recognizes losses and accrues liabilities relating to environmental and product liability matters. Accordingly the Group recognizes a loss if available information indicates that it is probable and reasonably estimable. In the event a loss is neither probable nor reasonably estimable but remains possible, the Group discloses this contingency in the notes to its consolidated financial statements.

        With respect to environmental liabilities, the Group estimates losses on a case-by-case basis and makes the best estimate it can, based on available information. With respect to product liabilities, the Group estimates losses on the basis of current facts and circumstances, prior experience with similar matters, the number of claims and the anticipated cost of administering, defending and, in some cases, settling such cases.

n)    Stock option plans

        In accordance with FASB statement No 123, the Group has chosen to continue to account for stock-based compensation using the intrinsic value method as prescribed by APB No 25. Accordingly, compensation cost is measured as the excess of the market price of the company's stock at the date of the grant over the exercise price an employee must pay to acquire this stock.

o)    Use of estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that are reflected in the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

p)    Transfers and servicing of financial assets

        FASB statement No 140 provides standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. According to this statement, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished.

q)    Comprehensive income

        Comprehensive income includes all changes in equity that result from recognized transactions or other economic events. Amounts received from shareholders (capital increase) or paid to shareholders (reduction of capital, dividend) and changes in treasury stocks are excluded from the determination of comprehensive income.

        For the periods presented in the consolidated financial statements, only the translation reserve (note 1 (c)) has been added to net income to constitute comprehensive income.

r)     Other non-operating revenues and expenses

        The cash discounts granted to customers or received from providers, exchange and translation gains and losses, the restructuring expenses, the gains and losses on assets sales and other extraordinary revenues and expenses are classified as non-operating revenues and expenses.

2)    Goodwill (note 1 (f))

        Goodwill is considered as an integral part of the assets of acquired companies. Goodwill which relates to foreign subsidiaries expressed in local currency is translated into euros using the closing rates, except for those entities located in countries with highly inflationary economies for which goodwill is directly determined in euros.

        Goodwill can be analyzed as follows:

		As of December 31,
	As of December 10, 2002
		2001	2000
	(€ in millions)
Gross value	1,233	1,330	1,108
Accumulated amortization	(222)	(181)	(132)

	1,011	1,149	976
of which :
—France	42	44	47
—Italy	107	111	116
—Other European countries	110	128	35
—United States of America	697	788	734
—Other countries	55	78	44

	1,011	1,149	976

        As of December 10, 2002, the most significant goodwills relate to The Wiremold Company in the United States and Bticino in Italy with a net value of €593 and €97 million respectively amortized on a straight-line basis of 40 years. All other items have individually a net value of less than €100 million and are amortized on a straight-line basis between 5 and 40 years. Pursuant to impairment tests, the Group wrote off the goodwill related to United Kingdom subsidiary (€12 million).

        Changes in goodwill, mainly related to the first consolidation of companies, are analyzed as follows:

	From Jan 1, 2002 to Dec 10, 2002	Year ended Dec 31, 2001	Year ended Dec 31, 2000
	(€ in millions)
Gross value:
At the beginning of the period	1,330	1,108	445
—new acquisitions	2	183	659
—other changes in gross value	21
—translation effect	(120)	39	4

At the end of the period	1,233	1,330	1,108
Amortization:
At the beginning of the period	(181)	(132)	(102)
—amortization expense	(53)	(47)	(29)
—other changes in amortization
—translation effect	12	(2)	(1)

At the end of the period	(222)	(181)	(132)

3)    Property, plant and equipment (note 1 (g))

        Tangible fixed assets, including capitalized leases, are as follows:

	France			Other countries			Total
	As of Dec 10, 2002	As of Dec 31, 2001	As of Dec 31, 2000	As of Dec 10, 2002	As of Dec 31, 2001	As of Dec 31, 2000	As of Dec 10, 2002	As of Dec 31, 2001	As of Dec 31, 2000
	(€ in millions)			(€ in millions)			(€ in millions)
Land	20	20	20	42	44	46	62	64	66
Buildings	290	290	247	304	318	298	594	608	545
Machinery and equipment	750	792	734	754	1,015	894	1,504	1,807	1,628
Construction in progress	104	34	87	247	30	55	351	64	142

	1,164	1,136	1,088	1,347	1,407	1,293	2,511	2,543	2,381
Less depreciation	(746)	(708)	(660)	(765)	(743)	(641)	(1,511)	(1,451)	(1,301)

	418	428	428	582	664	652	1,000	1,092	1,080

        Changes in property, plant and equipment, can be analyzed as follows:

	Period from January 1, 2002 to December 10, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(€ in millions)
At the beginning of the period	2,543	2,381	1,970
—capital expenditures	127	175	222
—disposals	(53)	(67)	(69)
—new consolidated entities	(6)	34	247
—translation effect	(100)	20	11

At the end of the period	2,511	2,543	2,381

        During the same period, the depreciation of fixed assets has changed as follows:

	Period from January 1, 2002 to December 10, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(€ in millions)
At the beginning of the period	(1,451)	(1,301)	(1,102)
—depreciation expense	(160)	(170)	(152)
—disposals	44	44	59
—new consolidated entities	3	(17)	(102)
—translation effect	53	(7)	(4)

At the end of the period	(1,511)	(1,451)	(1,301)

4)    Capital leases

a)    Property, plant and equipment include the following assets held under capital leases:

		As of December 31,
	As of December 10, 2002
		2001	2000
	(€ in millions)
Land	4	4	4
Buildings	57	58	57
Machinery and equipment	8	8	8

	69	70	69
Less depreciation	(20)	(16)	(17)

	49	54	52

b)    Capital lease obligations are presented in the balance sheets as follows:

		As of December 31,
	As of December 10, 2002
		2001	2000
	(€ in millions)
Long-term borrowings	26	32	40
Short-term borrowings	8	10	9

	34	42	49

c)     Future minimum lease payments related to capital leases are as follows:

		As of December 31,
	As of December 10, 2002
		2001	2000
	(€ in millions)
Payable within one year	9	11	11
Payable in one to two years	10	12	11
Payable in two to three years	6	6	9
Payable in three to four years	5	5	6
Payable in four to five years	5	5	5
Payable beyond five years	1	7	11

	36	46	53
Less interest portion	(2)	(4)	(4)

Present value of future minimum lease payments	34	42	49

5)    Investments

        Investments which do not relate to consolidated companies are as follows:

		As of December 31,
	As of December 10, 2002
		2001	2000
	(€ in millions)
Equity method investees	14	14	20
Other investments	13	15	286

	27	29	306

        The key figures, which concern equity method investees, are as follows:

	Period from January 1, 2002 to December 10, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(€ in millions)
Net sales	28	28	44
Net income	4	5	6
Total assets	31	30	41

6)    Other non-current assets

        The other non-current assets are mainly composed of trademarks and patents valued further to Legrand's acquisitions.

        They are as follows:

		As of December 31
	As of December 10, 2002
		2001	2000
	(€ in millions)
Schneider Electric stocks		266
Trade names	78	80
Patents and licences	24	31	31
Softwares	19	20	21
Miscellaneous	264	76	73

	385	474	125

7)    Inventories (note 1 (h))

		As of December 31
	As of December 10, 2002
		2001	2000
	(€ in millions)
Purchased raw-materials and parts	137	156	151
Sub-assemblies, work in process	90	92	84
Finished goods	265	282	284

	492	530	519
Less allowances	(66)	(65)	(58)

	426	465	461

8)    Trade accounts receivable

		As of December 31
	As of December 10, 2002
		2001	2000
	(€ in millions)
Trade accounts receivable	502	517	462
Notes receivables	183	181	214

	685	698	676
Less allowances	(25)	(24)	(21)

	660	674	655

        The Group realizes over 95% of its sales to distributors of electrical fittings, each of the two largest representing approximately 13% of consolidated net sales (2001 and 2000: 13% and 15%, respectively).

9)    Marketable securities

        Marketable securities are carried at the lower of cost or market. Unrealized gains which relate to these securities, are analyzed below:

	Period from January 1, 2002 to December 10, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(€ in millions)
Unrealized gains at the beginning of the period	5	10	10
Increase (reduction) in fair value	5	15	12
Realized gains during the year	(10)	(20)	(12)

Unrealized gains at the end of the period	—	5	10

        Of the net proceeds of the issuance of the 8 1/2% debentures (see note 14), 162 millions of US dollars were reinvested in marketable securities having an average rating at AA-/Aa3. In order to manage interest and exchange rate risks, these securities, denominated in US dollars, were swapped into a variable remuneration indexed to LIBOR and receivable on the dates of payment of the interest on the debentures. A fluctuation of the US dollar interest rate therefore had no effect on the total market value of these investments and their related swaps. Up to this amount, variations of the US dollar/euro exchange rate resulted in a compensating adjustment of the euro value of balances on the balance sheet.

10)  Capital stock and earnings per share

a)
Capital stock

        Capital stock consists of the following number of shares:

		As of December 31
	As of December 10, 2002
		2001	2000
Common shares
Issued	21,440,808	21,435,408	21,426,640
Held by the Group
—to cover the stock-options plan			(81,200)
—to stabilize the market price			(653,770)
—others			(647,400)

Outstanding	21,440,808	21,435,408	20,044,270

Preferred, non-voting shares
Issued	6,719,529	6,717,529	6,715,349
Held by the Group to stabilize the market price			(55,116)

Outstanding	6,719,529	6,717,529	6,660,233

        Preferred non-voting shares have no voting right but have priority as to dividends for an amount of €1.00 per share and in total must be equal to 1.6 times the dividend paid per common share. The consolidated statements of shareholders equity disclose the amount of the dividend paid or proposed for each class of shares.

        Common shares and preferred non-voting shares have equal rights with respect to undistributed earnings.

        From January 1, 1998 to June 30, 2001, all of Legrand's shares held by the Group were excluded from consolidated assets and were shown as a reduction of capital stock and additional paid-in capital in an amount corresponding to their historical value of €195 million and €110 million as of December 2000 and 1999, respectively. The average purchase price of Legrand's shares held by the Group amounted to €131 per share as of December 2000.

        During the year 2001, and further to the takeover bid for shares described in note 27, Legrand SA sold all the stocks owned (see note 1 (a)).

b)
Earnings per share

        Earnings per share are computed based on the average number of both common and preferred shares outstanding during the period, as specified in note 1 (d).

        FASB statement No. 128 specifies that earnings per share should be calculated separately for each class of shares assuming that the total consolidated income of the year would be distributed as a dividend. This unrealistic assumption is inconsistent with financing requirements for capital expenditures, business development and acquisitions, etc. and has not been retained. Accordingly, the "two-class" method of computing earnings per-share prescribed by SFAS No. 128 is not utilized by the Group. Instead, each common and preferred, non-voting share outstanding during the period is assumed to have an equal interest, on a per-share basis, in the earnings of the Group.

        Earnings per share are shown in the consolidated statements of income.

11)  Stock options and employee profit sharing

a)
Stock option plans

        In May 1999, the shareholders authorized the company to issue, until May 2004, up to 700,000 options to purchase or subscribe to common shares or preferred, non-voting shares. This option plan is open to all French employees. On December 13, 1999, the company established a new plan for the purchase of common shares, open to all French employees meeting certain limited employment qualifications. The exercise price is equal to the average opening market price of the shares on the Paris stock exchange for twenty trading days prior to December 13. The options may not be exercised for 5 years subsequent to the date of the grant and may be exercised for a period of 2 years subsequent to that date. Options granted do not vest for 5 years subsequent to the date of the grant and are forfeited if the employee is dismissed for wilful misconduct. On November 21, 2000, the company established a new stock subscription plan open to all French employees meeting certain limited employment qualifications which options could be granted at a price equal to the average opening market price of the shares on the Paris stock exchange for twenty trading days prior to November 21, 2000. The options may not be exercised for 5 years subsequent to the date of the grant and may be exercised for a period of 2 years subsequent to that date. On November 13, 2001, the company established a new stock subscription plan open to all French employees meeting certain limited employment qualifications which options could be granted at a price equal to the average opening market price of the shares on the Paris stock exchange for twenty trading days prior to November 21, 2000. The options may not be exercised for 4 years subsequent to the date of the grant and may be exercised for a period of 3 years subsequent to that date.

        Holders of stock options granted by Legrand SA (other than holders of stocks options granted in 2001) have the right to exchange the ordinary and preferred non-voting shares resulting from the exercise of such stock options for Schneider shares pursuant to an undertaking provided by Schneider to the holders of such stock options during its public tender offer for Legrand SA. On December 10, 2002, FIMAF and Schneider entered into a call and put option agreement whereby Schneider has agreed that it will sell to FIMAF, if FIMAF so wishes, and FIMAF has agreed to purchase, if Schneider so wishes, all ordinary and preferred non-voting shares of Legrand SA held by Schneider as a result of the exercise of such stock options. The call options is exercisable by FIMAF for a period of six months from the date on which Schneider becomes the recorded owner of the relevant Legrand SA shares and the put option may be exercised by Schneider after six months and fifteen days from the date on which Schneider becomes the recorded owner of the relevant Legrand SA shares and in no event later than twelve months after such date. Options subject to Schneider s stock options undertaking have exercise periods that continue through and until November 2007. As of December 10, 2002, the total number of options subject to Schneider Electric undertaking (and thus subject to the put and call agreement) was 219,672 and 5,000 with respect to Legrand's ordinary and referred non-voting shares, respectively.

Nature of the plans
dates of attribution of options	Subscription								Purchase
	1996		1997		1998		2000	2001	1999
nature of shares offered										Total of outstanding plans
	ordinary	preferred	ordinary	preferred	ordinary	preferred	ordinary	ordinary	ordinary
Number of grantees	5		6		6		8,999	9,122	8,814
Exercisable from	11-1996		12-1997		10-1998		11-2005	11-2005	12-2004
Exercisable until	11-2002		12-2003		10-2004		11-2007	11-2008	12-2006
Option price (in Euros)	107.42	67.08	132.45	89.84	165.56	100.01	191.50	143.00	222.00

Number of options granted	7,400	2,000	11,750	2,500	7,500	2,500	124,240	178,766	85,708	422,364
Options exercised in 1999	0	0	0	0	0	0	0	0	0	0
Options cancelled in 1999	0	0	0	0	0	0	0	0	0	0

Balance at the end of 1999	7,400	2,000	11,750	2,500	7,500	2,500	0	0	85,708	119,358
Options exercised in 2000	(2,000)	0	(3,000)	0	(2,000)	0	0	0	0	(7,000)
Options cancelled in 2000	0	0	0	0	0	0	0	0	(4,508)	(4,508)

Balance at the end of 2000	5,400	2,000	8,750	2,500	5,500	2,500	124,240	0	81,200	232,090
Options exercised in 2001	0	0	0	0	0	0	(18)	0	0	(18)
Options cancelled in 2001	0	0	0	0	0	0	0	0	0	0

Balance at the end of 2001	5,400	2,000	8,750	2,500	5,500	2,500	124,222	178,766	81,200	410,838
Options exercised in 2002	(5,400)	(2,000)	0	0	0	0	0	0	0	(7,400)
Options cancelled in 2002	0	0	0	0	0	0	0	0	0	0

Balance at December 10, 2002	0	0	8,750	2,500	5,500	2,500	124,222	178,766	81,200	403,438

        The fair value of options at the date of grant is calculated in compliance with FASB Statement No. 123, using the "Black-Scholes" model, with the following assumptions:

Nature of the plans
dates of attribution of options	Subscription								Purchase
	1996		1997		1998		2000	2001	1999
nature of shares offered
	ordinary	preferred	ordinary	preferred	ordinary	preferred	ordinary	ordinary	ordinary
Expected average life (years)	4 years		4 years		4 years		5 years	4 years	5 years
Interest rate (5 years bonds)	5.37%		4.50%		3.50%		5.54%	5.35%	4.76%
Implied volatility	26.5%	25.4%	36.2%	36.2%	43.2%	36.5%	39.4%	49.7%	31.6%
Dividend yield	1.5%	3.0%	1.1%	2.9%	1.0%	2.6%	1.3%	1.4%	1.2%
Fair value of the option (Euros)	47	25	65	36	93	47	73	58	71

        In accordance with the provisions of APB No. 25, the company did not recognize any compensation cost for the period January 1, 2002 to December 10, 2002 and the year ended December 31, 2001 (2000: €0.7 million).

        Had compensation cost been determined on the fair value at the grant date for awards since 1995 (non retroactively), the effect on the company's 2002, 2001 and 2000 net income would have not been material neither on earnings per share nor on net worth.

b)
Employee profit sharing

        French law provides for employees sharing in the profit of the French Group companies to the extent that the profit after tax of such entities exceeds a certain level. Amounts accrued are generally payable to employees after a period of 5 years and bear interest at varying, negotiated rates (from 6 to 9%).

        In addition to this obligation, French Group companies and certain foreign subsidiaries pay to their employees a portion of their income calculated on the basis of predetermined formulas negotiated by each entity.

        Employee profit sharing expense amounted to €23 million at December 10, 2002 (€26 million at the end of December 2001 and €27 million at the end of December 2000)

12)  Retained earnings and foreign translation reserve

a)
Retained earnings

        Retained earnings of Legrand SA and its consolidated subsidiaries can be analyzed as follows:

		As of December 31
	As of December 10, 2002
		2001	2000
	(€ in millions)
Legrand's legal reserve (not distributable)	6	6	6
Legrand's undistributed retained earnings	656	565	422
Legrand's share of earnings of consolidated companies	1,245	1,154	954

	1,907	1,725	1,382

        Retained earnings of Legrand SA and those of its French subsidiaries filing a consolidated tax return are as follows:

		As of December 31
	As of December 10, 2002
		2001	2000
	(€ in millions)
Available for distribution		82	112
Not available for distribution	729	551	382

        The decrease of the available for distribution without precompte retained earnings mainly relates to the distribution of the 2001 dividends.

b)
Foreign currency translation reserve

        As specified in note 1 (c) this account records the effects of currency fluctuations on financial statements of subsidiaries when they are translated into euros.

        From January 1, 1999, the translation reserve corresponding to the translation into euros of the financial statements of subsidiaries located in countries having elected to use the euro as their legal local currency (*) will not be modified and will be recorded in the consolidated balance sheet for its historical value as of December 31, 1998, such amount remaining unchanged until those subsidiaries are sold or substantially liquidated. This principle was also applied to Greece, which elected to use euro as its legal local currency on January 1, 2001.

(*)
Countries having elected to use the euro as their legal currency on January 1, 1999 are:
Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, Portugal, Spain.

        The foreign currency translation reserve records the impact of fluctuations in the following currencies:

		As of December 31
	As of December 10, 2002
		2001	2000
	(€ in millions)
Euro area's currencies	(181)	(179)	(174)
US dollar	(30)	37	19
Other currencies	(118)	(32)	(28)

	(329)	(174)	(183)

        The line "other currencies" mainly refers to the area "rest of the world" (note 26).

13)  Subordinated perpetual notes (TSDIs)

        In December 1990 and March 1992, the company issued, at par, subordinated perpetual notes with nominal values of €457 million and €305 million, respectively.

        The subordinated perpetual notes have no stated due date or maturity and the company has no obligation to redeem them unless the company enters into liquidation or voluntary dissolution, or if a final judgment is entered ordering the sale of the entire business of the company. In such case, redemption of the principal of the subordinated perpetual notes would be subordinated to the complete payment of all creditors, excluding any participating loans (prêts participatifs) or participating securities (titres participatifs) that might be outstanding.

        At the time of issuance, agreements were entered into with third party companies who will repurchase the subordinated perpetual notes from the holders fifteen years after issuance. In accordance with these agreements, and in return for initial lump sum payments of €100 million and €77 million, these companies have agreed to relinquish any rights to interest on these subordinated perpetual notes after that time. Until the time of this repurchase, the company is obligated to make periodic interest payments on the nominal value, calculated at a rate indexed to the Paris inter-bank offered rate (EURIBOR). In accordance with French tax instructions, these payments are only tax deductible for the portion representing the net proceeds of the issue.

        The payment of interest on the subordinated perpetual notes can be suspended if (i) Legrand's consolidated net equity falls below €412 million, (ii) Legrand SA has not paid an ordinary dividend (excluding dividends paid on preferred, non-voting shares and first statutory dividend) and (iii) no interim dividend has been declared. Deferred payments would bear interest, would not be subordinated in case of liquidation and would be paid before the payment of any ordinary dividend.

        In order to manage its exposure to interest rate changes, semi-annual payments have been hedged using interest rate swaps. The payments, taking into account the effect of the swap agreements, represented on an annual basis, 9.6% (for the period from January 1, 2002 to December 10, 2002), 9.3% and 8.4% of the average residual carrying value for 2001 and 2000, respectively.

        The amortization of the residual carrying value is as follows:

		As of December 31
	As of December 10, 2002
		2001	2000
	(€ in millions)
2001			46
2002	4	51	51
2003	56	56	56
2004	62	62	62
2005	66	66	55
2006	26	26	37
2007	5	5	5

	219	266	312

14)  Long-term borrowings

        On February 14, 1995, Legrand SA issued on the American public market US$ 400 million of 8 1/2% debentures due February 15, 2025 (Yankee bonds). Interest on the debentures is payable semiannually in arrears on February 15 and August 15 of each year, beginning August 15, 1995.

        The debentures are not subject to any sinking fund and are not redeemable prior to maturity, except upon the occurrence of certain changes in the law requiring the payment of amounts in addition to the principal and interest. Should the company, by law, not be permitted to pay any such additional amounts, redemption generally would be mandatory or, if such amounts could be paid, the company may, at its option, redeem all—but not part—of the debentures. Each holder of the debentures may also require the company to repurchase its debentures upon the occurrence of a hostile change of control.

        In connection with the issuance of the debentures, the company also entered into an interest rate swap agreement for 30 years. The settlement dates of the differential to be paid or received concur with the interest payment dates of the debentures, so as to provide an effective hedge of the payments. As a result of this agreement, the effective interest rate of the debentures after swap is LIBOR plus a margin of 0.53%.

        Legrand SA has used a portion of this borrowing for the acquisition of certain operations in the United States of America.

        Long-term borrowings (including capitalized leases), in addition to the 8 1/2% debentures (€401 million at the closing exchange rate), comprise the following:

	€ in millions	Maturities	Interest rates
currencies:
—Euro	9	2005	Euribor 3m + 0.60
—Euro	12	2009	Euribor 3m + 0.50
—Euro	198	2011	Euribor + 3.25

and other borrowings aggregating €23 million of which the amounts, individually, are not significant, none of them exceeding €10 million. These borrowings will be reimbursed through 2014.

        Long-term borrowings are denominated in the following currencies:

		As of December 31
	As of December 10, 2002
		2001	2000
	(€ in millions)
currencies:
—Euro	240	117	143
—US dollar	401	852	1,014
—other currencies	2	3	22

	643	972	1,179

        Maturity dates are as follows:

		As of December 31
	As of December 10, 2002
		2001	2000
	(€ in millions)
Payable in one to two years	9	15	13
Payable in two to three years	7	44	237
Payable in three to four years	6	408	52
Payable in four to five years	5	7	7
Payable beyond five years	616	498	870

	643	972	1,179

        Interest rates on long-term borrowings are as follows:

	€ in millions	average interest rates in %
Issued by French companies:
—8 1/2% debentures	401	2.67%
—bank borrowings	110	3.92%
—capital leases	3	8.26%
Issued by foreign Group companies:
—bank borrowings	106	2.86%
—capital leases	23	3.99%

	643

        These borrowings are collateralized as follows:

		As of December 31
	As of December 10, 2002
		2001	2000
	(€ in millions)
Assets mortgaged or pledged as collateral	6	10	16
Guarantees given to banks	17	11	6

	23	21	22

15)  Long-term liabilities

        Long-term liabilities are as follows:

		As of December 31
	As of December 10, 2002
		2001	2000
	(€ in millions)
Retirement indemnities in France	18	17	16
Other retirement indemnities and benefits	23	17	18
End of contract indemnities (Italy)	44	48	47
Employees profit sharing (long-term portion)	30	33	30
Other long-term liabilities	54	59	46

	169	174	157

a)
Global obligation

        The global obligation of the Group's pension and post-retirement plans consisting primarily of the plans in France, Italy, the United States of America and the United Kingdom is as follows:

		As of December 31
	As of December 10, 2002
		2001	2000
	(€ in millions)
Projected benefit obligation at the beginning of the period	234	221	139
New consolidated entities	0	0	70
Foreign currency exchange rates	(19)	4	5
Rights newly acquired	13	17	14
Rights cancelled	1	(1)	0
Rights used	(12)	(7)	(7)
Interest costs	0	0	0

Projected benefit obligation at the end of the period	217	234	221

        The evolution of the total net assets of the funds is shown below.

		As of December 31
	As of December 10,
		2001	2000
	(€ in millions)
Fair value at the beginning of the period	132	127	51
New consolidated entities	0	0	70
Foreign currency exchange rates	(15)	4	3
Increase	0	0	0
—interest revenues	1	1	0
—employer contribution	0	0	1
Decrease	0	0	0
Return on asset	(6)	0	2

Fair value at the end of period	112	132	127

        The net impact on the consolidated income is summarized as follows:

	As of December 31
	As of December 10,	2001	2000
	(€ in millions)
Service costs—rights newly acquired	(13)	(17)	(14)
Service costs—cancellation of previous rights	(1)	1	0
Payments of rights (net of cancellation of prior reserves)	0	0	0
Interest costs	0	0	0
Net revenue on funds	1	(1)	1

	(13)	(17)	(13)

		As of December 31
	As of December 10, 2002
		2001	2000
	(€ in millions)
Funded status of plan at end of the year	105	102	94
Unrecognized net acturial loss	(21)	(20)	(13)

Net pension plan (asset) liability	84	82	81

		As of December 31
	As of December 10, 2002
		2001	2000
	(€ in millions)
Amounts recorded on the Balance Sheet
Net pension plan liability	84	82	81
Net pension plan asset	0	0	0

Net pension plan (asset) liability	84	82	81

b)    Provision for retirement indemnities in France

        Based on labor agreements or internal conventions, the employees of the Group may be entitled to retirement indemnities, as well as complementary pensions in addition to those acquired in compliance with legal obligations in force in each country.

        The provisions recorded in the consolidated balance sheet concern only rights which are not definitively acquired and the Group has no obligation with respect to rights definitively acquired by former employees, such rights having been duly paid at the time of their retirement, either directly or through a specialized insurance company.

        The computation of these future obligations was based on turnover, mortality, and assumptions of increase of salaries and discount rates. In France, the calculation was based, since 2001, on an assumption of an increase of salaries of 3% and a discount rate of 5% (2000: 3% and 5.5%, respectively)

        In December 1998, the obligation in respect with French retirement indemnities has been partially funded with insurance company. This company, to the extent of the funded percentage, will ensure the payment of the related indemnities to the employees at the date of their retirement. The fund will be increased at the end of each month with the net results of the fund, and, as far as it will be necessary, by additional payments of the Group's companies; it will be reduced by the payments to employees.

        Accordingly, the provision recorded in the consolidated balance sheet corresponds to the portion of the global obligation remaining payable by Legrand SA; this amount is equal to the difference between the global obligation recalculated at each closing, based on assumptions described above, and the net residual value of the fund at this same date.

        Legrand SA entered into a complementary agreement for the pension of the Executive Committee's French members. The net liability, which amounts to €11.9 million as of December 10, 2002, is being amortized over the service life of the employees.

        The Group also has various pension arrangements in foreign subsidiaries (except for Wiremold and Legrand UK, see note 15(c), none of which is individually material. Provisions accrued under such obligations amounted to €8 million as of December 10, 2002 (€9 million at the end of December 2001 and €8 million at the end of December 2000).

c)     Provision for end-of-contract indemnities in Italy

        In accordance with employment legislation in force in Italy, provisions for end-of-contract indemnities have been established in the accounts of the Italian companies. The annual contribution is defined by law and approximates one month of remuneration per year of service. Amounts attributed to an employee are revalued each year in accordance with a specific index published by the government. Such amounts are fully vested and are paid at the time an employee leaves. The companies have no further liability to the employee once such payment is made.

        The related expenses amounted to €7 million for the period from January 1, 2002 to December 10, 2002 (€8 million for the each of the years ended December 31, 2001 and 2000).

        The computation of the future obligations was based on turnover, mortality, and assumptions of increases in salaries and discount rates. In Italy, the calculation was based on an assumption of an increase in salaries of 2.5%, a discount rate of 5.2%.

d)    Provision for retirement indemnities and other postretirement benefits

        In the United States of America and the United Kingdom, the Group provides pension benefits for employees and health care and life insurance for certain retired employees.

        The pension benefits above amount to €124 million as of December 10, 2002. This amount is compensated by pension fund assets and provisions estimated at €89 million as of December 10, 2002. This difference is spread over the residual employment period of the staff through the pension contribution.

        The computation of the future obligations was based on turnover, mortality, and assumptions of increases in salaries and discount rates. In the United States, the calculation was based on an assumption of an increase in salaries of 4.25%, a discount rate of 6.5% and an expected return on plan assets of 9.25%. In the United Kingdom, the calculation was based on an assumption of an increase in salaries of 3.50%, a discount rate of 5.75% and an expected return on plan assets of 7.00%.

16)  Short-term borrowings

		As of December 31
	As of December 10, 2002
		2001	2000
	(€ in millions)
Current portion of long-term bank borrowings	164	1	1
Current portion of capital leases	8	9	9
Commercial paper	536	908	852
Bank overdrafts	73	85	91
Other short-term borrowings	167	285	36

	948	1,288	989

        The company regularly issues commercial paper at interest rates based on EONIA. The average interest rate amounted to 3.4% for the period from January 1, 2002 to December 10, 2002 and 4.4% for the years ended December 31, 2001 and 2000, respectively. The borrowings were generally for a period of one month.

17)  Other current liabilities

		As of December 31
	As of December 10, 2002
		2001	2000
	(€ in millions)
Tax liabilities	118	91	82
Accrued salaries and payroll taxes	148	117	113
Short-term portion of employee profit sharing	7	13	16
Payables related to fixed asset acquisitions	8	17	20
Amounts due for services	76	95	87
Customer advance payments	5	2	2
Others	101	119	118

	463	454	438

18)  Analysis of certain expenses

a)    Operating expenses include, in particular, the following categories of costs:

	Period from January 1, 2002 to December 10, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(€ in millions)
Consumption of raw-materials and parts	(785)	(910)	(815)
Salaries and related payroll taxes	(809)	(895)	(801)
Employees profit sharing	(23)	(26)	(27)

Total cost of personnel	(832)	(921)	(828)

        The headcount of the consolidated companies, registered as of December 10, 2002, amounts to 26,898 (27,146 and 27,110 as of December 2001 and December 2000, respectively).

b)    Other revenues (expenses) include:

	Period from January 1, 2002 to December 10, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(€ in millions)
Cash discounts granted to customers	(35)	(40)	(31)
Exchange and translation gains (losses)	(3)	(1)	2
Others	(27)	(5)	6

	(65)	(46)	(23)

        The caption "Others" relates principally to restructuring charges. For the period from January 1, 2002 through December 10, 2002, the Group recognized a restructuring charge of €24 million. This charge related to expenses to be incurred in connection with several restructuring plans implemented principally in France and in the United States. In France, the Group initiated a voluntary early retirement plan, which is expected to affect approximately 670 employees of the Group's French entities. As of December 10, 2002, the Group recognized a provision amounting to approximately €5 million related to approximately 180 employees who had formally accepted the offer of early retirement as of that date. In addition to the voluntary retirement plan in France, the Group recognized provisions related to the closure of certain production and logistics facilities in the United States, which were either transferred to lower cost geographies or consolidated with existing facilities in the same geography. The total provision recognized in the United States for these activities amounted to approximately €16 million.

c)     Expenses related to the takeover bid for shares

        For the period from January 1, 2002 to December 10, 2002, Legrand SA accounted for costs related to the takeover bid for shares (see note 27). The gross value amounts to €3.3 million (€2.1 million after tax). These costs, mainly fees and bank costs, are non-recurring expenses and are therefore included in nonoperating expenses.

19)  Interest income (expense)

	Period from January 1, 2002 to December 10, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(€ in millions)
Interest income	57	54	57
Interest expense	(85)	(120)	(93)

	(28)	(66)	(36)
Interest on subordinated securities (note 13)	(22)	(28)	(29)

	(50)	(94)	(65)
Less capitalized interest (note 1(g))		2	1

	(50)	(92)	(64)

20)  Income taxes (current and deferred)

        Income before taxes, minority interests and equity in earnings of investees is as follows:

	Period from January 1, 2002 to December 10, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(€ in millions)
France	61	71	119
Outside France	173	160	220

	234	231	339

        Income tax expense consists of the following:

	Period from January 1, 2002 to December 10, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(€ in millions)
Current income taxes:
France	13	(9)	(34)
Outside France	(60)	(125)	(81)

	(47)	(134)	(115)
Deferred income taxes:
France	(7)	(9)	9
Outside France	(1)	87

	(8)	78	9
Total income taxes:
France	6	(18)	(25)
Outside France	(61)	(38)	(81)

	(55)	(56)	(106)

        The reconciliation of total income tax expense during the period to the normal income tax rate applicable in France is analyzed below:

		Year ended December 31
	Period from January 1, 2002 to December 10, 2002
		2001	2000
	(in percentage)
Normal French income tax rate	35.43%	36.43%	37.77%
Increases (reductions):
—effect of foreign income tax rates	1.46%	(0.92)%	(1.05)%
—non taxable items	3.26%	6.43%	2.90%
—income taxable at specific rates	(4.64)%	(7.73)%	(3.21)%
—others	(4.67)%	(13.29)%	(4.45)%

	30.84%	20.92%	31.96%
Impact on deferred taxes:
—effect of tax rate modifications on opening balance	(0.98)%	0.80%	(0.54)%
—valuation allowances on deferred tax assets	0.08%	2.51%	(0.30)%

Effective income tax rate	29.94%	24.23%	31.12%

        In 2001, the line "others" represents mainly the impact of an assets revaluation in Italy, in compliance with Italian law no. 342 and the decree no. 162 (April 13, 2001), retroactively applicable from January 1, 2000. In 2002, this line mainly represents the impact of intercompany assets depreciation.

        Deferred income taxes recorded in the balance sheets result from temporary differences in the recognition of revenues and expenses or tax and financial statement purposes and is analyzed as follows:

		As of December 31
	As of December 10, 2002
		2001	2000
	(€ in millions)
Deferred taxes recorded by French companies	(14)	(7)	2
Deferred taxes recorded by foreign companies	117	87	74

	103	80	76
Origin of deferred taxes:
—depreciation of fixed assets	(88)	(104)	(93)
—tax losses to be carried forward	80	64	48
—employee profit sharing	6	6	7
—retirement indemnities and benefits	14	13	11
—subordinated securities	39	43	45
—allowances for inventory and bad debt	16	20	16
—other	36	38	32

	103	80	76

        As of December 10, 2002, the Group had net operating loss carryforwards of €229 million for which a deferred tax asset was recognized (associated deferred tax asset of €80 million) and which are scheduled to expire as follows—2003: €2 million; 2004: zero; 2005: €4 million; 2006: zero; 2007: zero; thereafter: €74 million.

        Deferred tax assets amounting to €50 million whose realization is not more likely than not were not recognized as of December 10, 2002. These unrecognized deferred tax assets relate to net operating loss carryforwards amounting to €143 million for which a deferred tax asset was not recognized as of December 31, 2002 and are scheduled to expire in various amounts from 2007 through 2022.

        As disclosed in note 1 (i), the Group does not recognize the deferred tax consequences of undistributed earnings of foreign subsidiaries that are considered to be permanently re-invested. It is not practicable to estimate to the amount of the deferred tax liability associated with these undistributed earnings as of December 31, 2002.

21)  Contingencies and commitments

        The Group is involved in a number of legal proceedings and litigation arising in the normal course of business. In the opinion of management, all such matters have been adequately provided for or are without merit, and are of such kind that if disposed of unfavorably, would not have a material adverse effect on the Group's consolidated financial position or results of operations.

        The company and its subsidiaries use certain facilities under lease agreements and lease certain equipment. Minimum future rental commitments under noncancellable leases are detailed below:

		As of December 31
	As of December 10, 2002
		2001	2000
	(€ in millions)
Payable in 2001			14
Payable in 2002		15	14
Payable in 2003	13	16	11
Payable in 2004	14	8	7
Payable in 2005	9	7	7
Payable in 2006	8	6	7
Payable in 2007	8	7	7
Subsequent years	7	19	16

	59	78	83

22)  Financial instruments

        The Group does not hold or issue financial instruments for trading purposes.

a)    Interest rate swaps

        In order to manage and cover interest rate risks, the Group entered into interest rates swaps agreements with selected major financial institutions. The fair values are determined at each closing, based on rates implied in the yield curve at the reporting date; those may change significantly, having an impact on future cash flows.

Interest rate swaps hedging the subordinated securities (note 13)

        The notional amount of these swaps increases over time to a maximum of €760 million and matures at the same date, as periodic payments are due so as to provide an effective hedge of the payments. The net cost of the subordinated securities, including the fair value of the related swaps in effect and committed, is lower than the conditions normally offered by the financial markets.

Interest rate swap hedging the 8 1/2% debentures (note 14)

        The purpose of this swap is to convert the fixed remuneration paid to the holders of the debentures into a variable remuneration indexed to LIBOR until the maturity of the issue. The fair value of this swap is exactly symmetrical to the fair value of the debentures.

Interest rate swap hedging specific bank borrowings (note 14)

        The purpose of these swaps is to convert the fixed remuneration paid to the bank into a variable remuneration until the maturity of the borrowings. The fair value of these swaps is exactly symmetrical to the fair value of the borrowings.

		As of December 31
	As of December 10, 2002
		2001	2000
	(€ in millions)
Interest rate swaps hedging subordinated securities
notional amount	639	603	566
fair value	(162)	(146)	(149)
Interest rate swap hedging the 8 1/2% debentures
notional amount	401	451	430
fair value	139	96	87
Interest rate swaps hedging other bank borrowings
notional amount		61	61
fair value		2	2

b)    Foreign exchange contracts

        The Group entered into forward exchange contracts to hedge certain foreign currency transactions and investments for periods consistent with the terms of the underlying transactions.

        The fair value of these exchange contracts is estimated by obtaining quotes for contracts with similar terms. As of December 10, 2002 and December 31, 2001 and 2000 the accounted for fair value of these contracts amounted to a value under €1 million.

c)     Forward price contracts on raw material

        The Group also enters into forward raw material contracts covering all or part of its future purchases and for periods of time not in excess of twelve months. As of December 10, 2002 and December 31, 2001, there were no contracts in effect.

d)    Other financial instruments

        The excess of fair value over carrying value of the marketable securities is disclosed in note 9 to the financial statements. For all other financial instruments the fair value approximates the carrying value.

e)     Concentration of credit risk

        The Group's interest rate swap agreements and exchange contracts are with major financial institutions which are expected to perform under the terms of the agreements thereby mitigating the credit risk from the transactions. In order to reduce exposure to counterpart risk, mark-to-market and/or collateral agreements are provided in connection with long-term swap agreements. In managing the credit risk on the market value of the interest rate swap associated with the 8 1/2% debentures (Yankee bonds), Legrand SA had pledged as collateral, in 1995 and for a period of 10 years, a portion of its marketable securities in favor of the relevant institution. This pledge, for an amount of US dollars 162 million, may be cancelled unilaterally by Legrand at any time and replaced by a mark-to-market agreement.

        As indicated in note 8, a substantial portion of the company's sales is with two major distributors. Other sales are also essentially with distributors of electrical products but are diversified due to the large number of customers and their geographical dispersion. The company mitigates its credit risk by establishing and performing periodic evaluations of individual credit limits for each customer, and constantly monitoring collection of its outstanding receivables.

        Other financial instruments, which potentially subject the Group to concentration of credit risk, are principally cash and cash equivalents and short-term investments. These instruments are maintained with high credit quality financial institutions and the Group closely monitors the amount of credit exposure with any one financial institution.

23)  Appropriation of earnings

        Dividend distribution decided at general meetings of shareholders in prior years resulted in total dividends of €60 and €57 million in respect of 2001 and 2000.

24)  Information relating to the officers of the company

	Period from January 1, 2002 to December 10, 2002	Year ended December 31, 2001	Year ended December 31, 2000
(€ in millions)
Advances and loans	—	—	—
Remuneration paid to the officers of Legrand SA (*)	1	2	2
—including director's fees (**)	—	—	—

(*)
Remuneration paid to the executive officers and the members of the board of directors who hold operating responsibilities within the company.

(**)
For each period, an amount has been paid as directors fees, each director receiving annually €2,200.

25)  Information relating to the consolidated company

        The Group is consolidated by FIMEP, société anonyme headquartered at 89, rue Taitbout, 75009 PARIS.

26)  Information by geographic segments

        The activity of the Group is exclusively devoted to the manufacturing and marketing of products and systems for electrical installations and information networks. The following figures comply with the level of analysis used to manage the Group.

	Geographic segments
	Europe
				United States of America	Other countries	Items globally analyzed
	France	Italy	Others				Total
	(€ in millions)
Period from January 1, 2002 to December 31, 2002
Total sales	1,420	658	566	631	334		3,609
Less intra-Group transfers	(571)	(125)	(103)	(23)	(39)		(861)

Net consolidated sales	849	533	463	608	295		2,748
Operating income	140	104	14	20	64		342
—of which depreciation of fixed assets	(63)	(28)	(25)	(32)	(12)		(160)
—of which amortization of intangibles	(8)	(9)	(21)	(30)	(3)		(71)
Other revenues (expenses)						(58)	(58)
Interest income						57	57
Interest expense						(107)	(107)
Income taxes						(54)	(54)
Minority interest and equity investees						1	1
Capital expenditures	62	27	18	14	17		138
Total identifiable assets	1,271	765	867	1,222	417		4,542

Year ended December 31, 2001
Total sales	1,555	695	598	766	394		4,008
Less intra-Group transfers	(613)	(132)	(89)	(23)	(55)		(912)

Net consolidated sales	942	563	509	743	339		3,096
Operating income	155	115	26	15	79		390
—of which depreciation of fixed assets	(70)	(29)	(26)	(31)	(14)		(170)
—of which amortization of intangibles	(9)	(9)	(8)	(34)	(5)		(65)
Other revenues (expenses)						(67)	(67)
Interest income						54	54
Interest expense						(146)	(146)
Income taxes						(56)	(56)
Minority interest and equity investees						1	1
Capital expenditures	77	38	29	26	19		189
Total identifiable assets	1,406	868	1,155	1,366	475		5,270

Year ended December 31, 2000
Total sales	1,531	664	513	606	334		3,648
Less intra-Group transfers	(604)	(114)	(74)	(17)	(40)		(849)

Net consolidated sales	927	550	439	589	294		2,799
Operating income	182	118	21	39	69		429
—of which depreciation of fixed assets	(67)	(28)	(22)	(23)	(12)		(152)
—of which amortization of intangibles	(8)	(8)	(4)	(19)	(3)		(42)
Other revenues (expenses)						(26)	(26)
Interest income						57	57
Interest expense						(121)	(121)
Income taxes						(106)	(106)
Minority interest and equity investees						2	2
Capital expenditures	116	47	29	26	16		234
Total identifiable assets	1,281	761	1,019	1,333	425		4,819

        Sales by French companies, excluding sales to Group companies located in France, include the following export sales:

	Period from January 1, 2002 to December 10, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(€ in millions)
Total sales	1,060	1,167	1,150
of which sales exported to:
—Europe	231	243	231
—other countries	96	111	100

	327	354	331

27)  Significant events of the year

        On January 15, 2001, Legrand SA and Schneider Electric announced the launch of a public exchange offer from Schneider Electric for all Legrand SA outstanding shares.

        Upon completion of this offer, which took place from December 21 to July 25, 2001, Schneider Electric held 98.3% of Legrand SA's common shares and 97.5% of Legrand SA preferred shares.

        On October 10, 2001, the European Union's antitrust authorities rejected the takeover bid and on January 30, 2002, it set the terms for Schneider Electric to withdraw from the Legrand's capital.

        On July 28, 2002, the consortium, which consists of Kohlberg Kravis Roberts & Co. L.P. and Wendel Investissement, signed an agreement with Schneider Electric to acquire its Legrand SA shares. The Acquisition was completed by a French company FIMAF, on December 10, 2002. The purchase price was €3,630 million corresponding to a value of €3,700 million for 100% of the shares capital of Legrand SA.

        The purchase price for the acquisition, as well as related fees and expenses, was financed by a combination of funds provided by the consortium (€1,760 million), external banks (a senior credit agreement was drawn for an amount of €1,832 million) and a vendor loan from Schneider Electric (€150 million). In addition, Legrand SA and certain subsidiaries have provided guarantees under the senior credit agreement.

        On December 11, 2002 the consortium initiated a procedure to carry out a mandatory takeover offer ("garantie de cours"), followed, if necessary by a public buy-out offer ("offre publique de retrait") followed by the squeeze out procedure ("retrait obligatoire") to acquire the remaining outstanding share capital of Legrand SA held by the public.

28)  Reconciliation of French GAAP to US GAAP

        The tables below show the US GAAP reconciliations of net equity and net income as well as the earnings per share prepared in accordance US GAAP.

SUMMARY RECONCILIATION OF NET INCOME

	Period from January 1, 2002 to December 10, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(€ in millions)
Net income compliant with French GAAP	180	176	235
TSDI and FAS 133		(5)	(10)
EITF 93-16	(10)	(6)
Sale of Schneider Electric shares	3	(21)
FAS 142	35

Net income compliant with US GAAP	208	144	225

SUMMARY RECONCILIATION OF NET EQUITY

	Period from January 1, 2002 to December 10, 2002	Year ended December 31, 2001	Year ended December 31, 2000
	(€ in millions)
Net equity compliant with French GAAP	1,805	1,777	1,385
TSDI and FAS 133	6	6	11
EITF 93-16	(16)	(6)
FAS 142	35

Net equity compliant with US GAAP	1,830	1,777	1,396

EARNINGS PER SHARE

Earnings per ordinary share (notes 1 (d) and 10 (b))	Period from January 1, 2002 to December 10, 2002	Year ended December 31, 2001	Year ended December 31, 2000
Primary earnings per share:
Average number of shares outstanding	21,435,653	20,673,646	20,190,179
Earnings per share	€6.46	€4.59	€7.35
Fully diluted earnings per share:
Average number of shares used for the calculation	21,438,723	20,690,051	20,211,713
Earnings per share	€6.46	€4.59	€7.29
Earnings per preferred, non voting share (notes 1 (d) and 10 (b))	Period from January 1, 2002 to December 10, 2002	Year ended December 31, 2001	Year ended December 31, 2000
Primary earnings per share:
Average number of shares outstanding	6,717,620	6,684,435	6,522,627
Earnings per share	€10.34	€7.34	€11.76
Fully diluted earnings per share:
Average number of shares used for the calculation	6,719,620	6,688,381	6,655,797
Earnings per share	€10.34	€7.34	€11.66

COMPREHENSIVE INCOME

	Items having modified the net equity
	with impact on net income	without impact on net income	Comprehensive income
	(€ in millions)
For the year ended December 31, 2000	225	28	253
For the year ended December 31, 2001	144	9	153
For the period from January 1, 2002 to December 10, 2002	208	(155)	53

a)    Presentation of the statement of income

        To comply with US GAAP, the expenses related to the public takeover bid by Schneider for shares of Legrand SA (€4 million, €18 million and zero for the period from January 1, 2002 through December 10, 2002 and each of the years ended December 31, 2001 and 2000, respectively) have to be reclassified as part of the operating income (see also note 18 (c)). Other expenses such as restructuring ones (€24 million, zero and zero for the period from January 1, 2002 through December 10, 2002 and each of the years ended December 31, 2001 and 2000, respectively), which are classified as non-operating expenses under French GAAP are required to be included in the operating income under US GAAP.

b)    Derivative financial instruments

        As indicated in note 13, Legrand SA entered into three subordinated perpetual notes (TSDIs) contracts in 1990 and 1992. In addition, as indicated in note 22 (a), these subordinated perpetual notes (TSDIs) are hedged by three interest rate swaps. Under French GAAP, these instruments are accounted for as hedges of debt and, accordingly, are not recorded in the balance sheet. Payments receivable or payable under the swaps are accrued over the period to which the payment relates, resulting in accounting for the swap and the underlying debt as a single, synthetic instrument. Under US GAAP, these instruments are recorded at fair value with the changes in fair value recorded to profit and loss. Also see note 28 (e).

c)     Application of EITF 93-16

        In 2001, the Italian subsidiaries revalued their assets, in compliance with the Italian law no. 342 and the decree no. 162 (April 13, 2001), retroactively applicable from January 1st, 2000 (see note 20). According to EITF 93-16, the tax to be paid in case of distribution of the revalued amount has to be provided for. This reserve amounts to €78 million, out of which €62 million still are booked in the French books.

d)    Dispensation described in note 1 (a)

        As described in note 1 (a), the variation of value of Schneider Electric shares are booked in the net equity and disclosed as fixed investments in the balance sheet. Under US GAAP, the accounting treatment is as follows:

  •
  the Schneider Electric shares are considered as marketable securities; and

  •
  the 2002 gains and losses and the reversal of the 2001 reserve carried are recognized as financial income (€6 million before tax as of December 10, 2002 and €26 million before tax as of December 31, 2001)

        This total gain related to this transaction may be summarized as follows under US GAAP:

• recorded in 2001 net equity:	99
• recorded in 2001 net income (reserve):	(21)
• recorded in 2002 net income (gain):	3

• Total:	81

e)     Consolidation of special purposes entities

        The existing special purpose entities are related to the subordinated perpetual notes (TSDIs) issued by Legrand SA.

        Under French GAAP, the SPVs are not required to be consolidated. Under US GAAP, the SPVs are required to be consolidated based on the guidance and SEC views provided in EITF Topic D-14. The application of US GAAP to the subordinated perpetual notes (the TSDIs) and related loans has the following impacts:

  •
  Recognition of the debts due by the special purpose entities (€147 million, €171 million and €208 million as of December 10, 2002 and December 31, 2001 and 2000, respectively) in place of the existing subordinated perpetual notes (the TSDIs) debt recognized in the French accounts (€202 million, €244 million and €287 million as of December 10, 2002 and December 31, 2001 and 2000);

  •
  Recognition of the forward receivable and payable due by and to a bank to and by the special purpose entities as the netting of those obligation and asset in the balance sheet is not allowed by FIN 39 rules. The value of the asset carried in the balance sheet corresponds to the accreted value of the interest bearing deposit. The value of the liability corresponds to the present value of the nominal amount of the TSDI; amendments entered into between the SPVs and the third party bank in December 2002 will result in the future de-recognition from the balance sheet of these assets and liabilities; and

  •
  Recognition of certain derivative financial instruments at fair value in the Group's balance sheet with changes in fair value being recognized in the statement of income.

        Considering the effects outlined above and other effects relating to the TSDIs, the principal impact of this difference on the income statement is to adjust interest income by €4 million, €3 million and €7 million for each of the periods ended December 10, 2002 and December 31, 2001 and 2000, respectively, and to decrease the net result by zero, €5 million and €10 million, respectively, for the period ended December 10, 2002 and each of the years ended December 31, 2001 and 2000. The principal impact of this difference on the balance sheet is to increase non-current assets by €591 million, €558 million, €538 million as of December 10, 2002 and December 31, 2001 and 2000, respectively, and to adjust long-term borrowings by €493 million, €436 million and €397 million as of December 10, 2002 and December 31, 2001 and 2000, respectively.

f)     Cash discounts

        Certain amounts related to cash discounts presented as other non-operating revenues and expenses in the consolidated states of income under French GAAP do not qualify as non-operating items under US GAAP and would be reclassified as a reduction of net sales or cost of goods sold, as appropriate. The period from January 1, 2002 through December 10, 2002 and for each of the years ended December 31, 2001 and 2000, cash discounts to customers amounting to €35 million, €40 million and €31 million would be reclassified as a reduction of net sales. The period from January 1, 2002 through December 10, 2002 and for each of the years ended December 31, 2001 and 2000, cash discounts from suppliers amounting to €2 million would be reclassified as a reduction of cost of goods sold.

g)     IRAP

        IRAP is a tax paid in Italy and is required to be classified as part of the income tax in US GAAP. Under French GAAP, the IRAP tax is reflected as "Other operating expenses." For the period from January 1, 2002 through December 10, 2002 and each of the years ended December 31, 2001 and 2000, respectively, the reclassification amounts to €5 million, €5 million and €5 million.

h)    Application of FAS 142

        In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (FAS) No. 141 and 142. These statements establish new accounting and reporting standards for goodwills and other non amortized intangible assets and in particular, supersede their amortization by an impairment test. These Statements are effective for the Group from July 1, 2001 for the new acquisitions and from January 1, 2002 for the former ones.

        The impairment tests have to be applied at the reporting entity level on an annual basis and for the first time on January 1, 2002.

        As of January 1, 2002 and as of December 31, 2002, Legrand SA applied these statements for every significant goodwill and used the following assumptions and parameters:

  •
  A weighted average cost of capital of 7.40% as of January 1, 2002 and 8.50% as of December 31, 2002

  •
  A increase rate for the cash of 2.00%

  •
  A year 2001 considered as a temporary decline of the economy. A recovery is assumed to occur after the end of 2002.

        Pursuant to this new statement, the Group reversed the amortization expense on goodwill recognized under French GAAP (€41 million). In addition, the Group wrote off the goodwill related to its United Kingdom operations (€12 million).

i)     Earnings per share

        Under French GAAP, earnings per share attributable to each common and preferred share outstanding is computed assuming that each common and preferred share outstanding has an equal interest in the earnings of the Group. Under US GAAP, the Group's preferred, non-voting shares are considered "participating securities." Accordingly, the Group is required to compute earnings per share using the "two-class method" prescribed by SFAS No. 128, Earnings per Share, whereby the earnings of the Group, whether distributed or undistributed, are allocated between the separate classes of shares assuming that all earnings are distributed.

        Additional information regarding the computation of basic and diluted earnings per share under US GAAP is provided below:

	Period From January 1, 2002 through December 10, 2002
		Year Ended December 31,
		2001	2000
	(€ in millions, except share and per-share amounts)
Net income available to common shareholders:
Net income, as reported	208	144	225
Less: net income allocated to preferred, non-voting shares (1)	(69)	(49)	(77)

Basic earnings per share	139	95	148
Less: additional net income allocable to preferred, non-voting shares upon exercise of options	—	—	(1)

Diluted earnings per share	139	95	147

Weighted average common shares outstanding:
Basic earnings per common share	21,435,653	20,673,646	20,190,179
Additional common shares issuable upon exercise of stock options(2)	3,070	16,405	21,534

Diluted earnings per common share	21,438,723	20,690,051	20,211,713

Earnings per common share:
Basic	€6.46	€4.59	€7.35
Diluted	€6.46	€4.59	€7.29

(1)
Represents a per-share amount equal to 1.6 of the per-share amount allocated to common shares.

(2)
As computed using treasury stock method prescribed by SFAS No. 128.

j)     Statement of cash flows

        A caption entitled "Working capital provided from operations" is presented in the statement of cash flows prepared in accordance with French GAAP. Under US GAAP, this caption, which is an intermediate subtotal within cash flows from operations, would not be presented.

        Intangible assets, as determined under US GAAP, consists of the following:

		As of December 31,
	As of December 10, 2002
		2001	2000
	(€ in millions)
Goodwill, net	(1,052)	1,149	976

Intangible assets subject to amortization:
Trademarks	78	80	0
Patents and licenses	24	31	31
Software	19	20	21

Subtotal	121	131	52

Total—intangible assets	1,173	1,200	1,028

        The changes in the carrying amount of goodwill, by reportable segment, for each of the years ended December 31, 2000 and 2001 and the period from January 1, 2002 through December 10, 2002 are as follows:

	France	Italy	Other Europe	North America	Other	Total
	(€ in millions)
Balance, January 1, 2000	51	116	37	106	33	343

Acquisitions	—	5	—	643	11	659
Amortization expense	(3)	(5)	(3)	(15)	(3)	(29)
Foreign exchange	—	—	1	2	—	3

Balance, December 31, 2000	48	116	35	736	41	976

Acquisitions	—	—	95	44	44	183
Amortization expense	(3)	(5)	(7)	(27)	(5)	(47)
Foreign exchange	—	—	1	36	—	37

Balance, December 31, 2001	45	111	124	789	80	1,149

Acquisitions	2	—	—	21	—	23
Amortization expense	—	—	—	—	—	—
Foreign exchange	—	—	(2)	(96)	(22)	(120)

Balance, December 10, 2002	47	111	122	714	58	1,052

        For the year ended December 31, 2002, we recognized aggregate amortization expense of €20 million related to intangible assets. Amortization expense for each of the five succeeding years is expected to be as follows:

	Trademarks, Patents and Licenses	Software and Other	Total
	(€ in millions)
2003	6	9	15
2004	6	6	12
2005	6	4	10
2006	6	0	6
2007	6	0	6

k)    Deferred income tax assets

        Under French GAAP, deferred tax assets whose realization is not more likely than not are not recognized. Under US GAAP, deferred tax assets whose realization is not more likely than not are recognized and are reduced to the amount whose realization is more likely than not through the application of a valuation allowance. Under US GAAP, all deferred tax assets would be recognized and then reduced, if necessary, by a valuation allowance equal to the amount of any tax benefit that, based on available evidence, are not more likely than not to be realized. Deferred tax assets amounting to €50 million whose realization is not more likely than not were not recognized as of December 31, 2002 under French GAAP. Under US GAAP, such deferred tax assets would have been recognized and reduced by a valuation allowance for the same amount. This difference does not impact the measurement of deferred taxes but does have an impact on the disclosure of deferred tax assets.

l)     New Accounting Pronouncements

        In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"). SFAS 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including (1) the timing of the liability recognition, (2) initial measurement of the liability, (3) allocation of asset retirement cost to expense, (4) subsequent measurement of the liability and (5) financial statement disclosures. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the life of the associated fixed asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with early application encouraged.

        The Group adopted SFAS 143 on January 1, 2003 and does not anticipate that the adoption of SFAS 143 will have a material impact on the Group's consolidated results of operations, financial position or cash flows.

        In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"). SFAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. While it supersedes portions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, it retains the discontinued operations presentation, yet it broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. SFAS 144 also establishes criteria for determining when an asset should be treated as held for sale.

        SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged.

        The adoption of SFAS 144 on January 1, 2002 did not have a material impact on the Group's consolidated results of operations, financial position or cash flows.

        In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No.13 and Technical Corrections. The principal change is that certain gains or losses from extinguishment of debt which are classified as extraordinary items by SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt ("SFAS 4") will no longer be classified as such. The provisions of SFAS 145 are effective for fiscal years beginning after May 15, 2002 although early application of the Statement related to the rescission of SFAS 4 is encouraged. The Group adopted SFAS 145 on January 1, 2003 and anticipate that the adoption of SFAS 145 will not have a material impact on the Group's consolidated results of operations, financial position or cash flows.

        In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Disposal or Exit Activities ("SFAS 146"). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) ("EITF 94-3"). This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. This statement provides that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Therefore, SFAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3 until a liability has been incurred and establishes that fair value is the basis for initial measurement of the liability. However, this standard does not apply to costs associated with exit activities involving entities acquired in business combinations or disposal activities covered by SFAS 144. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. Management has not yet assessed the impact of the adoption of SFAS 146 on the Group's consolidated financial position, results of operations or cash flows.

        In April 2003, the FASB issued SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB 133, Accounting for Derivative Instruments and Hedging Activities. Generally, FAS 149 is effective for new contracts entered into after June 30, 2003. The Company does not believe FAS 149 will have a significant impact on its financial statements when adopted.

        In November 2002, the FASB issued Interpretation ("FIN") No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The Interpretation expands on the accounting guidance of SFAS 5, Accounting for Contingencies, SFAS 57 Related Party Disclosures, and SFAS 107, Disclosures about Fair Value of Financial Instruments, and incorporates without change the provisions of FIN No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others, with an interpretation of SFAS 5, which is being superseded. FIN No. 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees, such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize a liability at fair value, for the obligations assumed under that guarantee and must disclose, on a prospective basis, guarantees issued or modified after December 31, 2002. The disclosure requirements in this interpretation are effective for financial statements for periods ending after December 15, 2002. Management has not yet determined the impact of the adoption of FIN 45 on the Group's consolidated financial condition, results of operations or cash flows.

        In January 2003, the FASB issued FASB Interpretation ("FIN") No. 46, Consolidation of Variable Interest Entities, which is an interpretation of Accounting Research Bulletin ("ARB") No. 51 Consolidation of Financial Statements. FIN No. 46 provides additional guidance regarding how to identify variable interest entities and how an enterprise assesses its interest in the variable interest entity to determine whether an entity is required to be consolidated. The interpretation establishes that an enterprise consolidate a variable interest entity if the enterprise is the primary beneficiary of the variable interest entity. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity. This interpretation applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. For interests in variable interest entities existing as of January 31, 2003, the guidance of FIN No. 46 will apply in the first fiscal year or interim period beginning after June 15, 2003.

        The adoption of FIN No. 46 is not expected to have a significant impact on the Group's consolidated results of operations, financial position, or cash flows.

Signature

        The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LEGRAND HOLDING S.A.
Dated: April 30, 2004	By:	/s/ PATRICE SOUDAN Name: Patrice Soudan Title: Chief Financial Officer

QuickLinks

Legrand Holding 20-F
PART I
PART II
PART III
INDEPENDENT AUDITOR'S REPORT
Consolidated statements of income FRENCH GAAP
Consolidated balance sheets FRENCH GAAP
Consolidated statements of cash flows FRENCH GAAP
Consolidated statements of shareholder's equity FRENCH GAAP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Consolidated balance sheets US GAAP
Consolidated statements of cash flows US GAAP
Consolidated statements of shareholder's equity US GAAP
INDEPENDENT AUDITOR'S REPORT to the Shareholders and Board of Directors of Legrand SA
LEGRAND SA CONSOLIDATED STATEMENTS OF INCOME
LEGRAND SA CONSOLIDATED BALANCE SHEETS
LEGRAND SA CONSOLIDATED STATEMENTS OF CASH FLOWS
LEGRAND SA CONSOLIDATED STATEMENTS OF SHAREHOLDERS EQUITY
LEGRAND SA NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Signature