Form 20-F
period 2004-12-31
LEGRAND HOLDING SA
filed 2005-04-29
CIK 1231859

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2004

or

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission file number

Legrand Holding S.A.
(Exact name of Registrant as specified in its charter)

France
(Translation of Registrant’s	(Jurisdiction of incorporation
name into English)	or organization)

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

Back to Contents

Back to Contents

LEGRAND HOLDING 20-F

Forward looking Statements

In addition to historical information, this annual report includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to our future prospects, developments and business strategies and are based on analyses of forecasts of future results and estimates of amounts not yet determinable. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” or, in each case, their negative or other variations or comparable terminology. They appear principally in the sections entitled “Item 3. Key Information — Risk Factors,” “Item 4. Information on Legrand Holding,” and “Item 5. Operating and Financial Review and Prospects,” as well as in other sections of this annual report.

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

Back to Contents

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

The risks described above and in “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on Legrand” and “Item 5. Operating and Financial Review and Prospects” are not exhaustive. We operate in a very competitive and rapidly changing environment. New risks, uncertainties and other factors emerge from time to time and it is not possible for us to predict all such risks, nor can we assess, the impact of all such risks on its business or the extent to which any risk, or combination of risks, may cause actual results to differ materially from those contained in any forward-looking statements as a prediction or guarantee of actual results.

Definitions and Markets information

In this annual report, references to “we,” “us,” and “our” are to Legrand Holding SA and its subsidiaries; references to the “Company” are to Legrand Holding SA, and not to any of its subsidiaries; references to “Lumina Parent” are to Lumina Parent SARL, the indirect parent of the Company, and not to any of its subsidiaries, references to Legrand SAS are to the direct parent company of Legrand SA, and not to any of its subsidiaries; and references to “Legrand SA” are to Legrand SA and not to its subsidiaries.

Market and industry data

This annual report contains information about our markets and our competitive position therein, including market sizes and market share information. We are not aware of any exhaustive industry or market reports that cover or address the market for products and systems for low-voltage electrical installations and information networks in buildings. Therefore, we assemble information on our markets through our subsidiaries, which in turn compile information on our local markets annually. They derive that information from formal and informal contacts with industry professionals (such as professional associations), trade data from electrical products distributors, building statistics and macroeconomic data (such as gross domestic product or consumption of electricity). We estimate our position in our markets based on market data referred to above and on our actual sales in the relevant market for the same period.

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

Presentation of our Financial Information

Unless otherwise indicated, all financial information in this annual report has been prepared in accordance with French GAAP. French GAAP differs in certain significant respects from US GAAP. For a discussion of principal differences between French GAAP and US GAAP as they apply to us, see “Operating and Financial Review and Prospects” and note 29 to our audited financial statements included in this annual report.

In this annual report: (1) “Fr” or “French franc” refers to the former lawful currency of France prior to the introduction of the euro; (2) “EUR” or “euro” or “€” refers to the single currency of the participating

Back to Contents

member states (the “Member States”) in the Third Stage of European Economic and Monetary Union (“EMU”) of the Treaty Establishing the European Community, as amended from time to time; and (3) “$” or “dollar” refers to the lawful currency of the United States.

Some financial information in this annual report has been rounded and, as a result, the totals of the data presented in this annual report may vary slightly from the actual arithmetic totals of such information.

Back to Contents

PART 1

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A Selected Financial Data

The following table presents selected historical consolidated financial information of Legrand Holding SA and Legrand SA, our predecessor, for the five years ended December 31, 2004. Selected historical consolidated financial information for us is presented as of December 31, 2003 and 2004 and for each of the years then ended and as of December 31, 2002 and for the period from December 10, 2002 through December 31, 2002 and reflects the effects of purchase accounting adjustments recorded in connection with the acquisition of Legrand SA by Legrand SAS. Prior to December 10, 2002, we had no operations of our own. Selected historical consolidated financial information as of December 31, 2000 and 2001 and for each of the years then ended and for the period from January 1, 2002 through December 10, 2002 have been derived from the consolidated financial statements of Legrand SA, our predecessor. The audited consolidated financial statements of Legrand SA, our predecessor, and our audited consolidated financial statements were prepared in accordance with French generally accepted accounting principles, French GAAP, which differ in certain significant respects from US GAAP. See note 29 to our audited consolidated financial statements and note 28 of Legrand SA financial statements for a description of the principal differences between French GAAP and US GAAP as they relate to us and to Legrand SA, and a reconciliation of net income and shareholders’ equity for the periods and as of the dates therein indicated.

Legrand’s audited consolidated financial statements and selected historical consolidated financial information are reported in euro. Legrand SA’s consolidated financial statements for the financial year ended prior to December 31, 2000 were originally prepared in French francs prior to their conversion into euro. These French franc amounts have been converted into euro at the official conversion rate set on January 1, 1999 of Fr 6.55957 = €1.00. The comparative financial statements reported in euro as of and for the year ended December 31, 2000 depict the same trends as would have been presented if Legrand SA had continued to present financial statements in French francs. The use of this official conversion rate mentioned above, does not take into account the fact that the value of the French franc may have been different before January 1, 1999. See “Exchange Rate Information.”

For more detailed financial information, please read “Operating and Financial Review and Prospects” and the audited consolidated financial statements of the Company and Legrand SA and the related notes.

Back to Contents

	Predecessor			Legrand Holding SA
	Year ended December 31,		Period from January 1, 2002 through December 10,	Period from December 10, 2002 through December 31,	Year ended December 31,
	2000	2001	2002	2002	2003	2004

	(€ in millions)
Consolidated Statement of Income Data
French GAAP
Net sales	2,799	3,096	2,748	222	2,762	2,926
Cost of goods sold	(1,539)	(1,748)	(1,521)	(179)	(1,640)	(1,575)
Administrative and selling expenses	(677)	(775)	(704)	(64)	(734)	(759)
Research and development expenses	(123)	(136)	(126)	(113)	(259)	(251)
Other operating income (expenses)	(2)	—	(2)	6	17	13
Amortization of goodwill	(29)	(47)	(53)	(3)	(45)	(44)
Operating income (loss)	429	390	342	(131)	102	310
Interest income (expense)	(64)	(92)	(50)	(20)	(194)	(241)
Net income (loss)	235	176	180	(129)	(127)	(28)
US GAAP
Net sales	2,768	3,057	2,713	219	2,762	2,926
Cost of goods sold	(1,537)	(1,749)	(1,519)	(179)	(1,640)	(1,575)
Administrative and selling expenses	(677)	(775)	(704)	(71)	(734)	(759)
Research and development expenses	(123)	(136)	(126)	(106)	(259)	(251)
Other operating income (expenses)	4	(13)	(21)	(2)	(22)	(10)
Amortization/impairment of goodwill	(29)	(47)	(12)	—	—	—
Operating income (loss)	406	337	331	(139)	107	331
Net income (loss)	225	144	208	(129)	(160)	16

Consolidated Balance Sheet Data (as of end of period)
French GAAP
Cash and cash equivalents	380	531		559	68	68
Marketable securities	569	603		196	33	13
Working capital(1)	546	440		553	465	278
Total assets	4,819	5,270		6,581	5,185	4,754
Total debt(2)	2,480	2,526		4,654	3,762	3,347
Total liabilities	3,425	3,483		5,891	4,742	4,400
Capital stock	53	56		759	759	759
Total shareholders’ equity	1,385	1,777		626	425	335
US GAAP
Cash and cash equivalents	380	531		559	68	68
Marketable securities	515	815		196	33	13
Working capital(1)	495	657		565	474	289
Total assets	5,373	5,952		7,330	5,827	5,356
Total debt(2)	2,877	2,962		4,639	3,692	3,235
Total liabilities	3,968	4,165		6,653	5,451	5,007
Capital stock	53	56		759	759	759
Total shareholders’ equity	1,396	1,777		626	370	342

Back to Contents

	Predecessor			Legrand Holding SA
	Year ended December 31,		Period from January 1, 2002 through December 10,	Period from December 10, 2002 through December 31,	Year ended December 31,
	2000	2001	2002	2002	2003	2004

	(€ in millions, except ratios and per share amounts)
Other Consolidated Financial Data
French GAAP
Depreciation and amortization	(194)	(240)	(231)	(120)	347	320
EBITDA(3)	623	630	573	(11)	449	630
Adjusted EBITDA(4)	623	630	573	38	575	630
Net cash provided by (used in) operating activities	244	407	458	(83)	280	412
Net cash provided by (used in) investing activities	(1,061)	(181)	156	(2,902)	115	70
Net cash provided by (used in) financing activities	892	(74)	(707)	3,537	(895)	(482)
Ratio of earnings to fixed charges(5)	3.23	2.21	2.61	*	0.62	1.04
Capital expenditures	(234)	(189)	(138)	(16)	(113)	(96)
Cash dividends per common share	1.87	1.87	—	—	—	—
Cash dividends per preferred, non-voting share	2.99	2.99	—	—	—	—
US GAAP
Depreciation and amortization	(194)	(243)	(190)	(155)	302	276
EBITDA(3)	600	580	521	(22)	409	607
Adjusted EBITDA(4)	600	580	521	27	535	607
Ratio of earnings to fixed charges(6)	3.75	2.37	3.63	*	0.40	1.23

*
For the period from December 10, 2002 to December 31, 2002, earnings were inadequate to cover fixed charges and the amount to cover the deficiency was €164 million under French GAAP and €161 million under US GAAP.

(1)	Working capital is calculated as current assets less current liabilities.
(2)	Total debt is calculated as the sum of short-term borrowings, long-term borrowings, the subordinated perpetual notes TSDIs, and the subordinated shareholder’s PIK loan.
(3)
EBITDA means operating income plus depreciation of tangible assets and amortization of intangible assets. EBITDA is not a measurement of performance under GAAP and you should not consider EBITDA as an alternative to (a) operating income or net income (as determined in accordance with generally accepted accounting principles) as a measure of our operating performance, (b) cash flows from operating, investing and financing activities (as determined in accordance with generally accepted accounting principles) as a measure of our ability to meet cash needs or (c) any other measures of performance under GAAP. We believe that EBITDA is a measure commonly reported and widely used by investors and other interested parties as a measure of a company’s operating performance and debt servicing ability because it assists in comparing performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon accounting methods (particularly when acquisitions are involved) or non-operating factors (such as historical cost). Accordingly, this information has been disclosed in this annual report to permit a more complete and comprehensive analysis of our operating performance relative to other companies and of our debt servicing ability. Because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies.

Back to Contents

The following table provides a reconciliation of net cash flows from operating activities to EBITDA:

	Predecessor			Legrand Holding SA
	Year ended December 31,		Period from January 1, 2002 through December 10,	Period from December 10, 2002 through December 31,	Year ended December 31,
	2000	2001	2002	2002	2003	2004

	(€ in millions, except ratios and per share amounts)
Net cash provided from operating activities	244	407	458	(83)	280	412
Non-operating expense (income), net	194	214	162	(2)	229	338
Changes in operating assets and liabilities	174	(36)	(114)	143	30	(59)
Other	11	45	67	(69)	(90)	(61)
EBITDA French GAAP	623	630	573	(11)	449	630
US GAAP reclassifications from non-operating income to operating income, net	(23)	(50)	(52)	(11)	(40)	(23)
EBITDA US GAAP	600	580	521	(22)	409	607

(4)
Adjusted EBITDA means EBITDA (see footnote (3) above) adjusted to exclude the non-recurring charges associated with certain purchase accounting adjustments. Specifically, Adjusted EBITDA excludes non-recurring income statement charges associated with the reversal of purchase accounting adjustments related to inventory. Adjusted EBITDA is not a measurement of performance under GAAP and you should not consider Adjusted EBITDA as an alternative to (a) operating income or net income (as determined in accordance with generally accepted accounting principles) as a measure of our operating performance, (b) cash flows from operating, investing and financing activities (as determined in accordance with generally accepted accounting principles) as a measure of our ability to meet cash needs or (c) any other measures of performance under GAAP. We believe that Adjusted EBITDA is a measure commonly reported and widely used by investors and other interested parties as a measure of a company’s operating performance and debt servicing ability because it assists in comparing performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon accounting methods (particularly when acquisitions are involved) or non-operating factors (such as historical cost). Accordingly, this information has been disclosed in this annual report to permit a more complete and comprehensive analysis of our operating performance relative to other companies and of our debt servicing ability. Because all companies do not calculate Adjusted EBITDA identically, our presentation of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. The following table provides a reconciliation of EBITDA (see footnote (3) above) and Adjusted EBITDA, as defined:

Back to Contents

	Predecessor			Legrand Holding SA
	Year ended December 31,		Period from January 1, 2002 through December 10,	Period from December 10, 2002 through December 31,	Year ended December 31,
	2000	2001	2002	2002	2003	2004

	(€ in millions, except ratios and per share amounts)
EBITDA French GAAP (see footnote (3) above)	623	630	573	(11)	449	630
Reversal of purchase accounting adjustment to inventory	—	—	—	49	126	—
Adjusted EBITDA French GAAP	623	630	573	38	575	630
US GAAP reclassification from non-operating income to operating income, net	(23)	(50)	(52)	(11)	(40)	(23)
Adjusted EBITDA US GAAP	600	580	521	27	535	607

(5)
For the purposes of computing the French GAAP ratio of earnings to fixed charges, (i) earnings consist of French GAAP income before taxes, minority interests and equity in earnings of investees plus distributed income of equity investees and fixed charges, less capitalized interest, and (ii) fixed charges consist of total French GAAP interest costs (whether expensed or capitalized), including discounts provided to customers for the years 2000, 2001 and 2002, plus interest expense of equity investees and interest included in rental expenses.

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

Exchange rate information

Since January 1, 2001, we, and Legrand SA, our predecessor, have prepared and published our consolidated financial statements in euro. Our consolidated financial statements for 2000 were originally prepared in French francs and later converted into euro. These French franc amounts have been converted into euro at the official conversion rate set on January 1, 1999 of Fr 6.55957 = €1.00. The use of this official conversion rate does not give effect to differences in the relative exchange rates for French franc and euro before January 1, 1999, the date on which the French franc/euro exchange rate was fixed.

The table below shows certain noon-buying rate information for euro/dollar exchange rates from January 1, 2000 through December 31, 2004. This exchange rate information is provided only for your convenience and does not represent the exchange rates used by us in the preparation of our consolidated financial statements.

Period	At end of Period	Average(1) Rate	High	Low

	(€/$)
Year ended December 31, 2000	1.06	1.09	1.18	1.03
Year ended December 31, 2001	1.12	1.12	1.18	1.07
Year ended December 31, 2002	0.95	1.06	1.16	0.95
Year Ended December 31, 2003	0.79	0.89	0.97	0.79
Year Ended December 31, 2004	0.74	0.81	0.85	0.73

(1)	The average rate for the euro is calculated as the average of the month-end figures for the relevant year-long period.

Back to Contents

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

Our profitability is vulnerable to a downturn in sales volume due to our fixed cost base. Consequently, generalized or localized downturns in the economies in which we offer our products could have an adverse effect on our business, financial condition, results of operations and cash flows. If the worldwide economic conditions deteriorate, our ability to generate cash flows sufficient to reduce our debt, or, in certain circumstances, to service our debt, could be impaired.

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

Back to Contents

Our competitors may have more significant financial and marketing resources and therefore may be able to introduce new products and systems quicker and at lower prices than us. This could reduce our market share.

The market for our products is highly competitive in terms of pricing, product and service quality, new product development and new product launch timing. Our competitors range from highly specialized, local, small or medium-sized companies (see “Business Overview — Competition”) to divisions of large-scale conglomerates, such as Schneider, ABB Asea Brown Boveri Ltd., Siemens A.G., General Electric Company, Matsushita Group, Hubbell Inc., Thomas & Betts Corp., Eaton Corp. and Cooper Industries, Inc., which may, due to their size, have superior financial and marketing resources compared to us . Our competitors may be able to launch products with superior capabilities or at lower prices, to integrate products and systems more effectively than we do, to secure long-term agreements with some of our customers or to acquire companies targeted for acquisition by us. We may lose business if we do not match the prices, technologies or quality offered by our competitors or if we do not take advantage of new business opportunities through acquisitions, which could lead to a decline in our sales or profitability. Furthermore, we must commit resources before launching a new or upgraded product line, which, if not as successful as expected, might not generate sales sufficient to recoup the expenses incurred.

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

Certain of our products are more price driven than feature driven and in some markets, imported lower cost products sold by our competitors may sell better than our products with enhanced qualities. This could significantly affect our revenues generated from sales of such products and we may not be able to recover the costs spent on the development of these products.

We typically manufacture products close to or within the market in which they are sold. As a consequence, in 2004 we realized approximately 80% of our net sales through subsidiaries located in Western European countries and in the United States and Canada. Production costs in those countries are generally higher, in particular labor costs and costs of real estate, compared to production costs in other economies. Consequently, in markets where demand is driven more by price than end-user appeal or product features, imports of lower-cost products manufactured in other countries and sold at lower prices, including counterfeited products, may lead to a decrease in our market share, or a decrease in the average selling price of our products, or both.

For example, in the United Kingdom, where we generated approximately three percent of our net sales in 2004, we believe that the market for products and systems for low-voltage electrical installations has become relatively commoditized, with competition based on price rather than product features or end-user appeal. If other geographic markets experience similar trends, we would be at a competitive disadvantage.

To a lesser extent, our profitability in countries where our products benefit from relatively higher gross margins could also be adversely affected by imports from neighboring countries with the same product standards but in which the same or similar products are sold at lower prices.

Back to Contents

These factors may cause our revenues to decline, which could have an adverse effect on our business, financial condition, results of operations and cash flows.

Our revenues may be adversely affected by increases in our cost of production materials.

Approximately €856 million of our cost of goods sold in 2004 (of total costs amounting to approximately €1,575 million) related to production materials. Production materials consist of raw materials (mainly plastics and metals), which accounted for approximately 36% of the production materials in 2004, and other types of production materials, such as parts, components and semi-finished and finished products, which accounted for approximately 64% of production materials in 2004. Increases in our cost of production materials may not necessarily be passed on to our customers through price increases. Our costs could increase without an equivalent increase in sales, which in turn could affect our profitability and cash flows.

We may incur environmental liability and capital costs in connection with our past, present and future operations.

Our activities, like those of similar companies, are subject to extensive and increasingly stringent environmental laws and regulations in each jurisdiction where we operate regarding, among other things, air emissions, asbestos, noise, the protection of employee health and safety, the use and handling of hazardous waste or materials, waste disposal practices and the remediation of environmental contamination.

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

Back to Contents

assurance that such claims will not, individually or in the aggregate, have a material adverse effect on our business, financial condition and cash flows.

Diverse political, legal, economic and other factors affecting the markets where we operate could adversely affect us.

We have production and/or distribution subsidiaries and offices in more than 60 countries. We sell our products in more than 160 national markets. As a consequence, our business is subject to risks related to differing political, legal, regulatory and economic conditions and regulations. These risks generally apply to most of the geographic markets in which we operate and include among others:

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

Back to Contents

hedges by matching funding costs to operating revenues in each of the major currencies in which we operate. However, these activities are not always sufficient to protect us against the consequences of a significant fluctuation in exchange rates on our results of operations and cash flows.

We estimate that, all other things being equal, a further 10% increase in the exchange rate of the euro against all other currencies in 2004 would have resulted in a decrease in our sales of approximately €107 million and a decrease in our operating income of approximately €9 million for the year ended December 31, 2004.

Interest rates

We are exposed to risks associated with the effect of changing interest rates. We manage this risk by using a combination of fixed and variable rate debt and through hedging arrangements. As of December 31, 2004, we had approximately €928.3 million of fixed rate debt and €1,145.6 million of floating rate debt. With respect of €800 million of the floating rate debt, we entered into arrangements capping the interests rates at 3.7%.

Additional risks arising out of our use of derivative instruments include the risk that a counterparty to a derivative arrangement could default on its obligations, that a counterparty could terminate the arrangement for cause, that we could be required to post cash- collateral to cover liabilities arising from interest rate movements and that we may have to pay costs, such as transaction fees or breakage costs, if we terminate an arrangement.

The swap agreements entered into between Legrand SA and third party credit institutions, provide that the swap counterparty may demand that Legrand SA posts collateral into a pledged account equal to Legrand SA’s net liability under the relevant swap agreements determined on a marked-to-market basis pursuant to the terms of the relevant collateral arrangements.

As of December 31, 2004, we had €27.0million of restricted cash pledged against existing derivative arrangements. It is possible that we may be required to provide additional cash collateral in excess of amounts on deposit. We may not have sufficient funds available from other sources to satisfy those cash collateralization obligations. See “Operating and Financial Review and Prospects — $400 million 8.5% Yankee bonds due February 15, 2025.”

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

From time to time we are party to litigation in the ordinary course of business which may impact our results of operations. For further details please see Item 4.

The interests of the shareholders of Lumina Parent, our indirect parent company, could conflict with the interest of the holders of the notes.

We cannot assure you that the interests of the shareholders of Lumina Parent will not conflict with your interests. The investors’ agreement among the shareholders of Lumina Parent provides that certain actions by

Back to Contents

us or our subsidiaries, including Legrand SA, will require special shareholder approvals, including the approval of each of KKR and Wendel. These actions include, among other things, any re- capitalization, merger, sale, listing or initial public offering, joint venture or payment of dividend to be undertaken by us or any of our subsidiaries (including the payment of dividends which could be necessary to fund payments by Legrand SAS. on the subordinated inter-company funding loan and, in turn, payments by us on the notes). Furthermore, these shareholders and our directors may cause us to incur additional indebtedness or pursue acquisitions, divestitures or other transactions that could enhance the value of their equity investment, even though those transactions may involve risks to the holders of the notes. In addition, our three principal executive officers have agreed pursuant to the Lumina Management Shareholders’ Agreement not to take any action which would frustrate the intents and purposes of the investors’ agreement. See “Major Shareholders and Related Party Transactions — Other Equity Arrangements.”

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

We derive a significant portion of our revenues from sales to our two largest distributors-Sonepar and Rexel. Our sales to Sonepar and Rexel represented approximately 26% of our net sales during each of the fiscal years 2002, 2003 and 2004, respectively.

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

Back to Contents

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

Labor and employment laws are relatively stringent in certain jurisdictions where we operate and, in some cases, grant significant job protection to certain employees and temporary employees, including rights on termination of employment. In certain countries where we operate our employees are members of unions or where required by law are represented by a works’ council. We may be required to consult and seek the consent or advice of the representatives of these unions and/or respective works’ councils. These regulations and laws coupled with the need to consult with the relevant unions or works’ councils could have a significant impact on our operations.

We may have unfunded liabilities with respect to the pension plans and other post-retirement benefit obligations of our subsidiaries.

Our subsidiaries have obligations to their employees relating to retirement and other end of contract indemnities in the majority of the countries where we operate. In France, retirement indemnities arise pursuant to labor agreements, internal conventions and applicable local law requirements. Pursuant to the relevant provisions of French law, there is no legal requirement to maintain assets to fund these liabilities. As of December 31, 2004, the amount of pensions to be paid to the French members of our senior management responsible for day-to-day operations pursuant to specific employment agreements which are neither funded nor covered by insurance policies amounted to approximately €10.2 million. Although we believe that we maintain insurance coverage sufficient and customary for businesses that are similar to ours, there can be no assurance that we will continue to maintain this insurance policy in the future or that the insurance policy will be sufficient to cover our future retirement and end of contract obligations and indemnities.

In the United States and the United Kingdom, liabilities arise pursuant to labor agreements, pension schemes and plans, and other employee benefit plans. As of December 31, 2004, such liabilities, including those related to post-retirement benefits other than pensions, were under-funded by approximately €41.4million in the aggregate. Although we currently do not intend to terminate any of these pension plans or schemes, in the event they were to be terminated the liabilities associated therewith would be significantly higher. With respect to the pension plans or schemes which we are not required by applicable law to fund, we intend to satisfy such liabilities from our general assets and cash flows.

Back to Contents

In Italy, pension plans and post-retirement benefit liabilities arise pursuant to national collective bargaining agreements. We do not fund our retirement and end-of-contract indemnities in Italy. As of December 31, 2004, these liabilities amounted to €52.4 million.

In countries other than France, the United States, the United Kingdom and Italy, retirement and end-of-contract indemnities arise pursuant to applicable local law requirements and specific pension arrangements, and were in the aggregate equal to €8.7 million as of December 31, 2004. As of December 31, 2004 these obligations were under-funded by an aggregate amount of €6.0 million.

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

Changes in the effective tax rate applicable to our subsidiaries resulting either from changes in tax laws applicable to our operations, or future acquisitions and/or restructurings that impact the tax treatment of our group, could have a negative impact on our results of operations or cash flows. The French tax authorities discussed potential significant changes to existing tax rules, which would preclude the deduction of all or part of the interest charges arising in connection with the debt incurred in connection with the financing of the acquisition of shares of other companies. The changes were, however, not enacted in the Finance Act for 2005, and there has been no further indication as to if and when the French tax authorities may seek to have such changes enacted. It is also not clear at this stage whether any of these changes would apply to the acquisition of Legrand SA by Legrand SAS.

Risks Relating to the Notes

Our substantial debt could adversely affect our financial condition or results of operations and prevent us from fulfilling our obligations under the notes.

We have a significant amount of debt. As of December 31, 2004, we had €3,347 million of gross debt on a consolidated basis.

Our substantial debt could have important consequences to you as a holder of the notes. For example, it could:

Back to Contents

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

We may incur substantial additional debt in the future. The terms of our facility agreement and the indenture restrict but do not prohibit us from incurring additional debt.

We require a significant amount of cash to service our debt. Our ability to generate sufficient cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our debt, and to fund working capital, research and development and capital expenditures, depends on our operating performance and ability to generate sufficient cash. This depends, to some extent, on general economic, financial, competitive, market, legislative, regulatory and other factors, many of which are beyond our control, as well as the other factors discussed in these “Risk Factors.”

Historically, we met our debt service and other cash requirements with cash flows from operations, commercial paper programs, bank overdrafts and long-term borrowings (primarily in the form of the $400 million 8.5% Yankee bonds due February 15, 2025 and the subordinated perpetual notes, or TSDIs). As a result of the acquisition of Legrand SA by Legrand SAS in December 2002 and related financing transactions, however, our debt service requirements have increased significantly and we no longer benefit from access to the commercial paper market to fund our short-term liquidity needs. Although we believe that our expected cash flows from operations, together with available borrowings, continue to be adequate to meet our anticipated liquidity and debt service requirements, we cannot assure you that our business will continue to generate sufficient cash flows from operations or that future debt and equity financing will be available to us in amounts sufficient to enable us to pay our debts when due, including the notes, or to fund our other liquidity needs. See “Operating and Financial Review and Prospects.”

If our future cash flows from operations and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity requirements, we may be forced to among other things:

•	reduce or delay our business activities, capital expenditures and/or research and development;

•	sell assets;

•	obtain additional debt or equity capital; or

•	restructure or refinance all or a portion of our debt, including the notes, on or before maturity.

We cannot assure you that we would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of our existing debt, including the notes and the credit facility, and any future debt, may limit our ability to pursue any of these alternatives.

Back to Contents

We and Legrand SAS must rely on payments from Legrand SA and its subsidiaries to fund payments on the notes, and Legrand SA and its subsidiaries might not be able to make payments to us in some circumstances. The notes are structurally subordinated to indebtedness of our subsidiary Legrand SAS.

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

Legrand SAS is a holding company and does not directly conduct any business operations. Legrand SAS’s only significant assets are the shares it holds in Legrand SA. We do not expect Legrand SAS to have, over the course of the life of the notes, any sources of funds that would allow Legrand SAS to make payments to us on the subordinated inter-company funding loan or to otherwise make distributions to us other than funds lawfully distributed by subsidiaries of Legrand SAS.

You do not have any direct claim on the cash flows of Legrand SAS’s operating subsidiaries. No operating subsidiaries have guaranteed the payment of principal and interest on the notes and, therefore, such subsidiaries have no obligation, contingent or otherwise, to pay amounts due under the notes or to make funds available to us or Legrand SAS for these payments.

At each payment date in relation to our and Legrand SAS’s indebtedness, we need to evaluate the most cost-effective method available for upstreaming funds from Legrand SA and its subsidiaries. Such funds could be made available by way of inter-company loan, advance, dividend, payment of interest, returns on investments or any other type of distribution permitted by law and the inter-creditor deed. However, the ability of our subsidiaries to make certain distributions may be limited by financial assistance rules, corporate benefit laws and other legal restrictions which, if violated, might require the recipient to refund unlawful payments. In particular, under corporate law (including the French Civil Code (code civil) and the French Commercial Code (code de commerce) and similar laws in other jurisdictions) our subsidiaries are generally prohibited from paying dividends except out of profits legally available for distribution. These dividends, if significant, could also eliminate the historical reserves of Legrand SA and, in such a case, Legrand SA would be dependent on future earnings to generate sufficient distributable reserves to pay future dividends.

Dividends and other distributions (including payment of interest, repayments of loans and other returns on investment or other payments) from Legrand SAS and its subsidiaries are also restricted under certain agreements, including our facility agreement and the related inter-creditor deed, which prohibit our subsidiaries from making distributions, loans or other payments to us, except to pay interest on the notes when no default has occurred and is continuing under the facility agreement and in certain other limited circumstances.

Although the indenture limits the ability of our subsidiaries to enter into future consensual restrictions on their ability to pay dividends and make other payments to us, there are significant qualifications and exceptions to these limitations.

The subordinated inter-company funding loan is subordinated in right of payment to Legrand SAS’s obligations under the facility agreement and is subject to standstill provisions.

In accordance with the provisions of the inter-creditor deed, so long as any borrowings or commitments remain outstanding under the credit facility, Legrand SAS may not make any payments on the subordinated inter-company funding loan other than:

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

Back to Contents

The right to make such payments will be suspended if there is a payment default under the facility agreement from the date such default occurs until the default has been waived or remedied or if there is a non-payment default under the facility agreement, from the date the facility agent thereunder has served a notice on us and Legrand SAS suspending payments on the subordinated inter-company funding loan until the earliest of:

•	179 days after the date such notice is served on us and Legrand SAS by the facility agent under the facility agreement;

•	the date on which such non-payment default has been cured or waived or ceased to exist; or

•	all amounts owing under the facility agreement have been repaid in full and the commitments of the lenders under the facility agreement have been canceled or terminated.

Finally, our right to take certain enforcement actions under the subordinated inter-company funding loan is also restricted by the inter-creditor deed. Specifically, we are prohibited from taking such enforcement actions against Legrand SAS until all indebtedness under the credit facility is repaid except in respect of payments which are due but unpaid under the subordinated inter-company funding loan if:

•	certain insolvency events have occurred in relation to Legrand SAS and for so long as they are continuing; or

•
a default has occurred in relation to the notes, and we or the trustee have notified the facility agent under the facility agreement in writing of such default; a period of not less than 179 days has elapsed from the date of receipt by the facility agent under the facility agreement of that notice of default and at the end of the standstill period the relevant event of default is continuing and has not been waived;

The indenture permits the trustee to accede to similar inter-creditor arrangements (without noteholder consent) in favor of future Legrand SAS senior debt with a principal amount of €50 million or more.

Your rights to receive payments under the notes are effectively junior to all the liabilities of our subsidiaries.

Generally, claims of creditors of a subsidiary, including trade creditors and claims of preferred shareholders, if any, of such subsidiary will have priority with respect to the assets and earnings of such subsidiary over the claims of the creditors of its parent company as a shareholder, except to the extent the parent is a creditor of such subsidiary or to the extent security has been provided to the creditors of the parent by such subsidiary. Consequently, although we are a creditor of Legrand SAS pursuant to the subordinated inter-company funding loan, the notes are effectively junior and structurally subordinated to all debt and other liabilities of Legrand SAS and its subsidiaries, including liabilities under the facility agreement, the subordinated perpetual notes, or TSDIs, and the $400 million 8.5% Yankee bonds due February 15, 2025. Consequently, in the event of a liquidation, winding up, reorganization or similar proceeding relating to Legrand SA or any of its subsidiaries, the assets of Legrand SA and the relevant subsidiary will be available to satisfy claims of creditors and preferred shareholders of Legrand SA or the subsidiary before they are distributed to Legrand SAS. Similarly, in the event of a liquidation, winding up, reorganization or similar proceeding relating to Legrand SAS, the assets of Legrand SAS will be available to satisfy claims of Legrand SAS’s creditors (including us in relation to the subordinated inter-company funding loan) and preference shareholders before they are distributed to us as a shareholder. Although we are a creditor of Legrand SAS as a consequence of the subordinated inter-company funding loan, the subordinated inter-company funding loan is contractually subordinated in right of payment to all Legrand SAS senior debt, including the claims of the lenders under the facility agreement. As a result, amounts distributed to us (whether as a creditor or as a shareholder) by Legrand SAS may be insufficient to pay principal, interest and other amounts on the notes when such amounts become due.

We have no outstanding debt other than the notes and the subordinated shareholders PIK loan (the interest on which is accrued and not paid). As of December 31, 2004, excluding the subordinated inter-company funding loan, our subsidiaries had outstanding €2,525.6 million of liabilities, including

Back to Contents

€1,472.8 million of indebtedness (a further €474.8 million would have been available for additional borrowing under the facility agreement) and accounts payable of €311.3million

Subject to specified limitations, our subsidiaries may incur additional debt from time to time, all of which will be structurally senior to the notes. For further information about our ability to incur additional debt, you should read the discussions in “Description of the Notes-Certain Covenants-Limitation on Incurrence of Indebtedness and Issuance of Disqualified Share Capital and Preference Shares,” set out in the Registration Statement filed on Form F-4 with the SEC on August, 7 2003 or the indenture filed as Exhibits to the Registration Statement filed on Form F-4 with the SEC on August 7, 2003.

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

The facility agreement and the indenture contain covenants that limit our ability and the ability of certain of our subsidiaries to, among other things:

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

The facility agreement contains negative covenants which may be more restrictive than those that are contained in the indenture. In addition, the facility agreement requires us to maintain certain financial ratio and financial condition tests.

The covenants in the indenture and the facility agreement could materially and adversely affect our ability to engage in business activities that may be in our best interest and/or to finance our future operations or capital needs. Furthermore, events beyond our control could affect our ability to meet the financial ratio and financial condition tests. Our failure to comply with these obligations and other covenants could cause an event of default under the facility agreement, the indenture or both. If an event of default under the facility agreement occurs, our lenders could elect to declare all amounts outstanding under the facility agreement to be immediately due, and the lenders thereafter could foreclose upon the assets securing the facility agreement.

Back to Contents

In that event, we cannot assure you that we would have sufficient assets to repay all of our obligations, including our obligations under the notes. We may incur other debt in the future that contains financial or restrictive covenants.

For detailed information with respect to the covenants contained in the facility agreement and the indenture we refer you to the “Item 5 Legrand Holding Operating and Financial Review and Prospects — Part B. — Liquidity and Capital Resources — Debt — Credit Facility”.

We may not have the ability to finance a change of control offer as required by the indenture.

If specific kinds of change of control events occur, we will be required to make an offer to purchase all of the outstanding notes at a purchase price equal to 101% of their principal amount plus accrued and unpaid interest and additional amounts, if any, on the notes. The change of control events which could give rise to this obligation are different from those included in the existing facility agreement. Consequently, following certain changes of control, our subsidiaries could be obligated to repay indebtedness outstanding under the facility agreement, at a time when we are not obligated to offer to repurchase the notes.

Furthermore, so long as there are any outstanding borrowings or undrawn commitments under the facility agreement, the inter-creditor deed provides that:

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

Consequently, any provision of funds to us to fund a repurchase of notes in a change of control offer prior to the repayment in full of all amounts due under the facility agreement would breach the inter-creditor deed and would trigger a default under the facility agreement. If a change of control event occurs, we cannot assure you that we will have sufficient funds to pay the purchase price for any notes tendered to us upon such change of control event. If a change of control event occurs at a time when we are prohibited from purchasing the notes under our other debt agreements, we could seek the consent of our lenders to purchase the notes or could attempt to refinance or repay the borrowings that prohibit our repurchase of the notes. If we do not obtain such consent or refinance or repay those borrowings, we would remain prohibited from purchasing the notes. In that case, our failure to purchase any of the tendered notes would constitute an event of default under the notes, which would cause a default under the facility agreement. For detailed information with respect to the change of control provisions set out in the indenture we refer you to the “Description of the Notes — Certain Covenants” set out in the Registration Statement filed on Form F-4 with the SEC on August 7, 2003 or the indenture filed as Exhibit to the Registration Statement filed on Form F-4 with the SEC on August 7, 2003.

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

Payments of principal, interest and other amounts owing on or in respect of the dollar notes in global form are made to The Bank of New York (Principal Paying Agent), which makes payments to DTC. Thereafter, such payments are credited to DTC participants’ accounts (including Euroclear and Clearstream) that hold book-entry interests in the dollar notes in global form and are credited by such participants to indirect participants. Payments of principal, interest and other amounts owing on or in respect of the euro notes in global form are made to The Bank of New York, the principal paying agent, which makes payments to the common depository, which in turn distributes payments to Euroclear and Clearstream. Thereafter, payments are made by Euroclear and Clearstream to participants in these systems and then by such participants to indirect participants. After payment to DTC or the common depository, neither we nor any of

Back to Contents

our subsidiaries, the trustee or any paying agent have any responsibility or liability for any aspect of the records relating to or payments of interest, principal or other amounts to DTC, Euroclear and/or Clearstream or to owners of book-entry interests.

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

French courts may, in any civil proceeding involving the debtor, whether initiated by the debtor or the creditor, take into account the debtor’s financial position and the creditor’s financial needs and defer or otherwise reschedule over a maximum period of two years the payment dates of payment obligations. In addition, if a debtor specifically initiates proceedings therefore, French courts may decide that any amounts, the payment date of which is thus deferred or rescheduled, will bear interest at a rate which is lower than the contractual rate (but not lower than the legal rate, which is currently lower than the rate payable on the notes) and/or that payments made shall first be allocated to repayment of the principal. A court may make an order suspending any pending enforcement measures, and any contractual default interest or penalty for late payment will not accrue or be due during the period ordered by the court.

In the context of voluntary judicial amicable settlement of debts proceedings (règlement amiable) initiated by a company with respect to itself, French courts have the power (a) for the duration of the proceedings, to prohibit a company from paying any prior debts and its creditors from pursuing any legal proceedings against it for payment of debts, termination of related agreements or enforcement of security; and (b) to defer or otherwise reschedule the company’s payment obligations, resulting from debts in respect of which the creditors did not accept this over amicable settlement, over a maximum period of two years.

If insolvency proceedings are commenced against a company in France, the court order commencing the proceedings may order either the liquidation or the reorganization of the company. In the event of reorganization, an administrator appointed by the court investigates the company’s business during an initial observation period, which may last up to 20 months, and makes proposals for its reorganization, sale or liquidation. At any time during this observation period, the court can order the liquidation of the company. The outcome of the proceedings is decided by the court without a vote of the creditors.

In connection with insolvency proceedings in France, certain transactions between the creditors of the company and the company may be declared void. For detailed information with respect to the insolvency provisions under French law we refer you to the “Description of the Notes — Certain Covenants” set out in the Registration Statement filed on Form F-4 with the SEC on August 7, 2003 or the indenture filed as Exhibit to the Registration Statement filed on Form F-4 with the SEC on August 7, 2003.

As a general rule, creditors domiciled in France must file a claim with the creditors’ representative within two months of the publication of the court order in the French Bulletin of Civil and Commercial Announcements (Bulletin Officiel des Annonces Civiles et Commerciales); this period is extended to four months for creditors domiciled outside France. Creditors who have not submitted their claims on time are barred from receiving distributions made in connection with the proceedings and their unasserted claims are extinguished. Employees are not subject to such limits and are preferential creditors under French law.

From the date of the court order commencing the insolvency proceedings, the company is prohibited from paying debts outstanding prior to that date, subject to specified exceptions which essentially concern the set-off of inter-related debts and payments, authorized by the court, made to recover assets for which recovery is justified by the continued operation of the business. During this period, creditors may not pursue

Back to Contents

any legal action against the company for payment, termination of related contracts, or enforcement of security of the creditor’s rights against any assets of the company.

Contractual provisions such as those contained in the indenture that would accelerate the payment of the registrant’s obligations upon the occurrence of (i) the opening of judicial reorganization or insolvency proceedings or (ii) a registrant’s inability to pay its debts when due, are not enforceable under French law.

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

In a circumstance where obligations under the notes are rescheduled, enforcement measures under the assignment agreement would be suspended or prohibited for the duration of the rescheduling (and for up to two years), and any contractual default interest or penalty for late payment would not accrue or be due during the period ordered by the court.

In the context of voluntary judicial amicable settlement of debts proceedings, as discussed under “Description of the Notes — French Insolvency Laws,” set out in the Registration Statement filed on Form F-4 with the SEC on August, 7 2003, French courts would have the power (a) for a maximum period of four months, to prohibit us from paying any prior debts and our creditors (including the holders of the notes) from pursuing any legal proceedings against us for payment, termination of related agreements or enforcement of security (including pursuant to the assignment agreement); and (b) to defer or otherwise reschedule our payment obligations, resulting from debts in respect of which the creditors which would not accept this over amicable settlement over a maximum period of two years.

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

Finally, should reorganization or liquidation proceedings be opened against us, the security created pursuant to the assignment agreement would be extinguished unless the noteholders’ claim against us under the indenture and the notes were filed in a timely manner in the reorganization or liquidation proceedings. You may be unable to recover in civil proceedings for US securities laws violations.

Back to Contents

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

ITEM 4. INFORMATION ON LEGRAND HOLDING

A History and development

History and Development

Legrand SA was founded in 1926 and incorporated as a French Société Anonyme (company with limited liability) in 1953. In 1970, Legrand carried out an initial public offering and was listed on the Paris stock exchange, now called Euronext Paris.

Legrand Holding’s registered offices are located at the following address: 128 Avenue du Maréchal de Lattre de Tassigny, 87000 Limoges France. Legrand Holding’s telephone number is (+33)-555-06-87-87.

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

Schneider Exchange Offer

In January 2001, Schneider Electric SA, “Schneider”, launched a public exchange offer for all outstanding shares of Legrand SA which was recommended by Legrand to its shareholders who agreed to tender. Following the consummation of the exchange offer in August 2001, Schneider held 21,060,724 Legrand SA the ordinary shares and 6,548,139 Legrand SA preferred non-voting shares, representing approximately 98.1% of the total share capital of Legrand SA.

In October 2001, the European Commission’s antitrust authority announced that it would not approve the acquisition of Legrand SA by Schneider on competition grounds and required Schneider to divest its shareholding in Legrand SA based on specific terms set by the European Commission.

The Acquisition

On July 26, 2002, Lumina Parent entered into a Share Purchase Agreement with Schneider to acquire approximately 98.23% of the issued ordinary share capital of Legrand SA and approximately 97.45% of the issued preferred non-voting share capital of Legrand SA from Schneider for an aggregate purchase price of €3.63 billion. The purchase was completed on December 10, 2002.

Back to Contents

In March 2003, a minority buy-out offer was launched to repurchase all outstanding ordinary and preferred non-voting shares of Legrand SA. This minority buy out offer was completed on September 24, 2003. Following this minority buy out, Legrand SA was delisted from Euronext Paris on October 2, 2003.

Recent events

On November 29, 2004, Legrand announced the acquisition of the business of Van Geel, with the exception of its German subsidiary. The acquisition was completed March 11, 2005. Van Geel is one of the leading European specialists of metal cable management systems (among which trunkings, cable trays, floor boxes). With €60 million of consolidated sales, Van Geel is the leader in its field in the Netherlands and Austria and holds significant positions on a number of European markets (among which Belgium, Portugal, Sweden).Based in Boxtel, Netherlands, Van Geel has two manufacturing units in the Netherlands and a total work force of 300 persons.

In January 2005, we announced that we had executed an agreement to acquire a controlling stake in Zucchini, the market leader in Italy for prefabricated busbar systems. Based in Brescia in northern Italy, Zucchini reported sales of approximately €50 million in 2004. With three factories in Italy and commercial subsidiaries in main European countries, it employs close to 280 people.

In February 2005, we announced the execution of an agreement for the acquisition of the entire business of OnQ, the US leader in structured wiring for residential applications. Based in Harrisburg, Pennsylvania, OnQ generated net sales of approximately $22 million with a workforce of close to 100 in 2004. OnQ’s catalog of nearly 1,000 items enables it to offer complete solutions for Voice, Data and Image network for residential buildings, including VDI entertainment, integrated lighting and sound management systems. We believe this acquisition will complement the Pass & Seymour/Legrand range of fittings.

B Business overview

Our company

We are one of the world’s leading international manufacturers of products and systems for low-voltage electrical installations and data networks used in residential, commercial and industrial buildings. We are a “pure-play” operator, focused on developing, manufacturing and marketing a complete range of low-voltage electrical equipment — to the exclusion, for example, of electricity generation or transmission, bulbs and cables. We began operating more than 79 years ago and market our products under widely recognized brand names, including Legrand, Bticino and Ortronics. We are headquartered in Limoges, France with manufacturing and/or distribution subsidiaries and offices in more than 60 countries, and we sell our products in more than 160 national markets. Our key markets are France, Italy and the United States, which accounted for approximately 67% of our net sales (by customer location) over the last three fiscal years.

We manufacture more than 130,000 catalog items grouped into approximately 80 product families. We are increasingly focused on providing our customers with integrated systems across our product groupings. We serve the following five principal business areas:

End-user power control. We believe that we have a leading position in the worldwide market for the manufacture of end-user power control products. For example, we believe we are the global market leader in switches and sockets with an estimated market share of approximately 18% based on our net sales in 2004. End-user power control products include switches, power sockets, thermostats, dimmers, infrared switches and other building automation products that enable end users to control the flow of electricity and data at home or in the workplace.

Wire management. We believe that we are a worldwide leading manufacturer of wire management products. For example, we believe we are the global market leader in cable management systems with an estimated market share of approximately 15% based on our net sales in 2004. Wire management products include baseboards, trunking and ducting, cable routing systems and other products that provide safe distribution of electricity and information in buildings.

Back to Contents

VDI, communications and security. We believe that we are one of the principal manufacturers of several voice, data and image applications (known as VDI), communications and security product families for the European market. For example, we are the European market leader in audio and video entry phones due to an estimated market share of approximately 19% based on our net sales in 2004. The VDI, communications and security product category includes VDI for computer and telephone systems as well as audio and video entry phones, fire and intruder alarm systems, smoke, water, heat and motion detectors and emergency lighting equipment.

Power protection products. We believe that we are one of the principal manufacturers of power protection products for the European and South American markets. Power protection products include, circuit breakers, distribution boards, electrical cabinets and other products that protect individuals, appliances and electrical systems from power surges.

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

Our Key Strengths

We believe that we benefit from the following competitive strengths:

Leading global market positions

By focusing on a “pure-play” strategy and developing and maintaining our strong brands, we have established a worldwide market presence and powerful local positions in a number of geographic markets for key product families such as end-user power control, cable management systems or audio and video entry phones (please refer to “Our company” for product description and market share). The strength of our global presence and our established local relationships with industry players enhance our ability to launch new products in existing markets, to respond quickly to changing local needs and to play a proactive role in the development of new products and value-added solutions across our geographic markets.

High and stable EBITDA margins

We benefit from high and stable EBITDA margins. Our reported EBITDA margins for 2004 and 2003 were 21.5% and 16.3%, respectively. In 2003, our EBITDA margin was adversely affected by the reversal of a portion of a purchase accounting adjustment to inventory which is non-recurring in nature and which amounted to €125.8 million. Excluding these non-cash non-recurring purchase accounting charges, our EBITDA margins was 20.8% in 2003. We attribute the relative stability and high level of those EBITDA margins to the diversity of our geographic, product and end-user markets (which include both the new construction and the renovation markets) and to the ability of the Group to respond effectively to adverse economic conditions. We believe that EBITDA is a valuable measure of a company’s operating performance and debt servicing ability because it assists in comparing performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon accounting methods (particularly when acquisitions are involved) or non-operating factors (such as historical cost). Accordingly, the information is disclosed in this annual report to permit a more complete and comprehensive analysis of our operating performance relative to other companies and of our debt servicing ability. Because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. For a reconciliation of cash flows from operating activities to EBITDA, see “Item 3 Key Information Selected Financial Data.”

Barriers to entry

We believe our market positions benefit from significant barriers to entry. These include: (i) customer loyalty and preference for well-recognized brands (locally or internationally), particularly those associated with reliability, quality and ease of installation and use; (ii) customer preference for a comprehensive range of products which can be easily integrated into systems and which helps reduce the cost, delay and risk involved

Back to Contents

in purchasing from multiple suppliers; (iii) differing local electrical standards, regulations, aesthetic preferences and installation features, which require new entrants to develop local market knowledge and establish relationships with numerous local wholesale distributors, architects, builders, electricians and end users; and (iv) technological expertise required to develop and enhance innovative products and systems.

Strong brand recognition and product loyalty

We have two key worldwide global brands, Legrand and BTicino, one worldwide specialist Ortronics, and leading local brands (such as Wiremold, the Watt Stopper and Pass & Seymour in the United States, MDS in India, Cofrel and Arnould/Planet-Wattohm in France) and numerous products which benefit from strong market positions. We believe that brand and product loyalty are key strengths. We maintain and leverage brand recognition and product loyalty by employing our “push and pull” marketing strategy, maintaining close contact with electricians, building contractors and architects, and focusing on the quality, reliability and safety of our products and systems, together with the ease and speed of installation and maintenance. We believe that the strength of our brands and products has been a barrier to entry and has helped us to maintain leading market positions. It also facilitates new product launches and market initiatives in areas where we have less established market positions.

Extensive product range

Our extensive product range of more than 130,000 catalog items enables us to offer (often in the form of integrated systems) a significant proportion of all products necessary to install low-voltage electrical installations and information network systems in buildings. This product breadth, in turn, enables our customers (electricians and building contractors) to avoid the additional cost, delay and risk which may be involved in purchasing from multiple suppliers. In addition, we are one of the few manufacturers that offers products adapted to most principal markets (in terms of electrical standards), where variations in product installation methods, end-user preferences and regulatory requirements applicable to installation and functionality cause significant differences in products.

Technological leadership

We commit significant resources to product research and development and have a proven track record of developing new and enhanced products with improved functionality and reliability. During our last three fiscal years, excluding the effect of purchase accounting in connection with the acquisition, we have spent on average 4.8% of our net sales on research and development and dedicated approximately 38.0% of our capital expenditure to support development and introduction of new products. In 2004, approximately 37% of our net sales were generated by products less than five years old, with sales of those products representing approximately 48% of our net sales in Spain, 43% of our net sales in the United States, 35% of our net sales in Italy and 32% of our net sales in France.

Strong and incentivized management

The eleven members of Legrand’s senior management responsible for the day-to-day operations of Legrand have, on average, more than 20 years of experience in the low-voltage products and related industries. Our management team is led by François Grappotte, Chairman of the Board of Legrand SA, Gilles Schnepp, Vice Chairman and Chief Executive Officer of Legrand SA and Olivier Bazil, Vice Chairman and Chief Operating Officer of Legrand SA, who have been with Legrand for 22, 16 and 32 years, respectively. They have a proven track record of managing organic growth as well as successfully completing and integrating acquisitions. In addition, together with the other members of the management team, they have a significant equity stake in our business following the acquisition of Legrand SA.

Strong sponsorship

We expect to continue to benefit from the expertise, relationships and investment experience of KKR and Wendel.

Back to Contents

Kohlberg Kravis Roberts (KKR) is a leading investment firm with significant investment experience in the electrical products and related industries. Over the past 28 years, KKR has invested approximately $21 billion in over 120 acquisitions with a total transaction value in excess of $138 billion (including debt financing). KKR’s investments in related industries include Amphenol Corporation, a global designer, manufacturer and marketer of connectors, cable and interconnect systems and Zumtobel AG, a European manufacturer of lighting components, fittings and systems for the commercial, industrial, and public sector markets.

WENDEL Investissement, a Paris stock exchange-listed (Euronext Paris) investment company, was formed pursuant to the merger of Compagnie Generale d’Industrie et de Participations S.A. and Marine-Wendel S.A. in June 2002. WENDEL Investissement has a market capitalization in excess of €3.2 billion as of March 1, 2005. WENDEL’s investments include controlling stakes in Bureau Veritas, Editis, Stallergenes, Wheelabrator Allevard, Oranje-Nassau and participations in CapGemini, Valeo, bioMérieux and neuftelecom.

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

Our Strategy

Our objective is to continue to achieve profitable revenue growth and improvements in operating efficiency. The key components of our strategy are as follows:

Continuously broaden and enhance our product range

We maintain a firm commitment to new product development. In 2004, we launched 15 new product ranges including the home automation system In One By Legrand (in France), the first Wi-Fi wall outlet Wi-Jack in the US, the XL3 (in France and Spain) and MAS (in Italy) range of electrical cabinets for commercial buildings, the MATIX (in Italy, Chile and Mexico), GALICA (in Columbia), Initia (in France), Modus Plus (in Mexico and Columbia), and MyHome (in Belgium, Spain, Columbia and Mexico) ranges of switches and sockets, the OMEGA (in Spain) and VIADIS (in France) range of installation trunking, and two new ranges of emergency lighting products in France. In addition to launching new product ranges, we have been and we intend to regularly enhance our existing product ranges to offer improved quality and performance as well as new functionality, and to adapt existing products to evolving local standards and additional national markets We also intend to expand our product range with higher value added products including automation systems, such as the In One By Legrand or MyHome offers mentioned above, which simultaneously manage heat, lighting, sound diffusion and detection in a residential building.

We also aim to capitalize on cross-selling opportunities. For example, we are seeking to increase our presence in the VDI and home automation markets, the latter of which comprises long-distance control systems for home appliances. Increasing sales of these systems would provide us with opportunities to sell not only control equipment, but also related equipment such as wire management products, switches and sockets, and integrated systems.

We are also increasingly focused on developing new products that share the same platform, rationalizing production of common components of different products and producing operating mechanism that can be easily adapted to local markets. For example, we have rationalized the production of mechanism for the main occidental standards (Schücko, British Standard, French/Belgium and US) thus reducing production costs when launching new products.

Continue to put marketing and customer service first

Maintaining, expanding and leveraging our brand and product loyalty are central to our strategy. We significantly increased our commercial and marketing headcount by 2.8% in 2004 compared with 2003 (mainly in Italy , Rest of Europe and Rest of the World) while reducing our headcount at the Group level. On average, between 2001 and 2004, our commercial and marketing headcount increased by 2.8% per year. We

Back to Contents

intend to leverage brand loyalty in both established and less established markets to roll-out new products and market initiatives. We intend to do so by, among other things, providing training to electricians and building contractors locally and at our Innoval international training center in Limoges, France, in programs designed to expand installers’ expertise and to introduce new Legrand products and installation methods. We also will continue providing practical and detailed technical guides, including through on-line sites and business software applications. In addition, we generate loyalty among electricians and contractors by providing reliable product supplies.

Continue to achieve profitable revenue growth

We intend to leverage our competitive advantages to continue to achieve profitable organic revenue growth within our existing geographic markets and to penetrate new geographic markets. For example, in 2004, we have opened three commercial offices (two in Asia and one in North Africa) and nine show rooms in the Middle East. We believe that both less-developed and developed regions of the world offer attractive revenue growth opportunities arising out of the installation of electrical equipment and data networks in new buildings, the upgrading of traditional applications and the introduction of new applications to increase safety, comfort and energy savings, and the ongoing development of communication technologies.

In addition to focusing on organic growth, we intend to continue to pursue selective acquisitions, with a focus on small to medium-sized complementary acquisitions, such as local manufacturers that give us access to new technologies, complementary product lines or geographic market opportunities or give rise to synergies with our existing operations and that integrate quickly within the group. In that respect we have acquired all operations of Van Geel, with the exception of its German subsidiary, on January 2005, we announced that we had entered into an acquisition agreement to acquire a controlling stake in Zucchini, the market leader in Italy for prefabricated busbar systems and on February 2005, we entered into an acquisition agreement for the acquisition of all the business of OnQ, the US leader in structured wiring for residential applications.

Continue to improve operating efficiency

We remain committed to improving our operating efficiency. We continue to improve our purchasing productivity through globalization, internationalization and standardization and will continue to consider selectively relocating production activities to existing facilities located in countries with lower production costs and increasing the specialization of our production sites. In that respect, since 2002 we have closed certain plants, notably in the United Kingdom, Austria, France, Poland, Italy, Singapore, Brazil, Mexico and the United States. We continue to enforce our “make or buy” analysis systematically on a group-wide basis, and consider outsourcing production where we judge that cost savings can be achieved without losing key intellectual property expertise or quality. We have also focused on production and administrative headcount, which decreased by 3.0% in 2004 compared to 2003 while increasing our marketing and sales force. On average, between 2001 and 2004, our production and administrative headcount decreased by 4.4% per year.

Focus on de-leveraging

One of our priorities is to continue to reduce our debt levels. To do so, we will aim to maximize our cash flows available for debt reduction through (i) implementation of the initiatives to improve operating efficiency described above, (ii) an ongoing focus on management of our working capital (defined here as the sum of account receivables, short term deferred income tax assets other current assets and inventories less the sum of account note payables, short deferred income tax liabilities and other current liabilities) requirement which amounted to 14.5% of net sales in 2004 compared to 16.6% in 2003 and to 17.1% and 21.1% of net sales respectively in 2002 and 2001 and (iii) optimization of capital expenditure in line with our capital expenditure goals described elsewhere in this annual report.

Our Markets

Based on sales of products which are the same as or similar to those offered in our catalogs, we estimate the aggregate worldwide market for those products to be approximately €49 billion. Although we face

Back to Contents

competition from a number of large, multinational operators, the worldwide market remains highly fragmented, with more than 50% of worldwide net sales made by small, often local, competitors, each with less than a 1% global market share. Based on our 2004 net sales, we believe that we have an approximate 6% share of the worldwide market. We estimate that Europe represents approximately 36% of the worldwide market, that the United States and Canada collectively represent approximately 31%, and that Asia and the remaining countries in the world represent approximately 23% and 10%, respectively. In our principal geographic markets, including France, Italy and the United States, we have leading or strong market positions in key families of products such as end-user power control and wire management.

The market for products and systems for low-voltage electrical installations and information networks in buildings is highly fragmented, partly due to different technical standards, norms and user customs for some product families. Historical moves toward greater standardization of these products have not been met with success, even within the EU. This lack of standardization is due principally to the significant expense — and the limited benefit — associated with replacing the installed base of electrical systems in existing buildings, through which electricity is supplied. As a result of demand for products meeting differing national standards and practices, a significant share of the market for products and systems for low-voltage electrical installations and data networks in buildings has traditionally remained in the hands of small local manufacturers that are in close contact with installation professionals in their local market.

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

Even though growth in the worldwide market for products and systems for low-voltage electrical installations and data networks in buildings depends principally on economic conditions, we believe that we are relatively resilient to down cycles as a result of our diverse product offerings for different markets and our worldwide presence, which limits our exposure to any single market or region. For example, we estimate that approximately 57% of our consolidated net sales in 2004 were generated by the commercial and industrial buildings market and the remaining 43% were generated by the housing market (private and public). In addition, we estimate that approximately 40% of our consolidated net sales in 2004 were generated in the new buildings market and 60% were generated in the renovation market, which management believes is less cyclical. We also have a diverse geographical presence with sales in over 160 countries. Moreover approximately 72% of our consolidated net sales in 2004 determined by destination were generated in countries other than France and approximately 32% were generated in countries outside of Europe.

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

Products

We offer more than 130,000 catalog items, grouped into 80 product families. These product families can be divided in turn into our five principal product groups:

Back to Contents

•	End-User Power Control

•	Power Protection Products

•	Wire Management

•	VDI, Communication and Security; and

•	Industrial Electrical Products

The following three characteristics are a priority for our product development:

•	Quality, reliability and total safety;

•	Simplicity, ease and speed in installation; and

•	Integration, which is the ability to link products together into systems using different technologies.

We market the products contained within our five principal product groups across all our major geographic markets. In France and Italy, which have historically been our major markets, we sell almost a full range of products. In other geographic markets, we offer more restricted product ranges.

End-user power control

We produce a broad range of switches, power sockets and other products that enable end-users to control the flow of electricity in the home or workplace. These products range from basic electrical “on-off” switches and wall sockets to thermostats, dimmers, switches activated by infrared presence detectors, and electro-mechanical and electronic time switches. We believe we are one of the few manufacturers that offers wiring devices products adapted to most principal standards.

We maintain a firm commitment to new product development. In 2004 we launched the MATIX (in Italy, Chile and Mexico), GALICA (in Columbia), Initia (in France), Modus Plus (in Mexico and Columbia), and MyHome (in Belgium, Spain, Columbia and Mexico range ) ranges of switches and sockets. MATIX is compliant with the Italian standard, GALICA and Modus Plus are compliant with the Latin American Standard, and Initia is compliant with the French standard. New product development includes increasing the number of products that share the same platform and that can be adapted to different functionalities or local markets such as the Galea, Creo, Tenara and Structura lines of the Athena product range of switches and sockets. These product lines are targeted at the principal countries in Europe that are influenced by the German standard. They share the same operating mechanisms but use different cover plates, feature more than 180 functions for use in both commercial buildings and homes, and offer strong aesthetic qualities.

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

The Mosaic 45 line has been upgraded since its introduction and provide now approximately 300 functions ranging from simple switches to coded keypad switches, programmable time switches, and detectors for use in security alarms and remote controls. Mosaic 45 is designed to be fully compatible with a number of our wire management products, communications fittings and security devices, and management believes it has become a standard fitting for buildings in the commercial sector.

Sagane, updated in 2003 to include the new Kosi and Xeliomat cover plates, is a complete line of electrical fittings with approximately 120 functions and with strong aesthetic qualities. Sagane is targeted principally at the housing market. Sagane reflects our strategy of “trading-up” to value-added products using a single operating mechanism but many different cover plates. In 2004, the Sagane product line has been completed with “communicative” applications through the “in On By Legrand” offer that aims to introduce

Back to Contents

sophisticated functionalities such as the management of lighting, heating, sound diffusion, automated shutter closing and detection to residential buildings.

Similarly, in Italy, BTicino’s Living International and Light ranges offer a wide range of functions including anti-intrusion systems. These product lines have also been completed with “communicative” applications through the “My Home” offer that aims to introduce sophisticated functionalities such as the management of lighting, heating and detection to residential buildings.

Other product lines with enhanced functions and design in the end-user power control product group include Plexo 55s in France, Trademaster in the United States, Quincino in Mexico and Pial+ in Brazil.

Power protection products

Power protection products consist of circuit breakers, distribution boards, electrical cabinets, earth leakage circuit breakers and other products that protect people, appliances and electrical systems from electrical faults.

In the circuit breaker market, we have steadily improved our performance by developing circuit breakers with increased performances both in electrical terms (technical performances, electronic regulations...) and in installation terms (ease of use and ease of installation). In accordance with our strategy to cover multiple markets using one product platform, we have extended the application of Lexic and BTdin from France and Italy to almost all the geographical zones. In addition, in accordance with our strategy to trade up to higher value- added functions, we have complemented these ranges with products having improved characteristics, such as “air circuit breaker” technology and a new compact four-pole ground-fault circuit breaker. The latter helps to detect any electrical current leakage, especially in proximity to water, and its compact size helps contractors reduce the size of the electrical cabinets.

Our DPX and Megatiker compact lines of molded case circuit breakers are used to protect electrical circuits in commercial and industrial buildings. These products protect circuits up to 1,600 amperes. They were rolled out first in the French and Italian markets and then to almost all the geographical zones. In accordance with our strategy of facilitating handling by distributors and installation by electricians and contractors, we have limited the number of catalog items required for DPX and Megatiker by introducing more common components and standardized accessories.

In 2004, we launched the XL3 cabinet offer in France and Spain and a similar offer called MAS in Italy This new range of cabinets is mainly dedicated for installers. It is an offer “ready-to-use”, equipped with wire guide rings, earth bar, rails and faceplates already assembled.

Wire management

Wire management products include baseboards, trunking and ducting, cable routing systems and other products that provide safe distribution of electricity and information in buildings. These items are designed to prevent potentially hazardous contact between electrical wires and cables and other electrical or mechanical equipment or any exposure of such wires and cables, which may pose a danger to end users. They are produced in a broad variety of sizes, colors, styles and materials. Our wire management products are designed to provide a consistent level of security throughout power distribution networks, to separate low-voltage power current from data networks in buildings (such as cables for VDI networks), and to enable installers and end-users to interconnect quickly and easily with our other products. These products combine quality, safety. reliability, aesthetics and adaptability to changes to the work environment. Within this product group, we offer various products designed specifically for the requirements of particular industries or businesses, such as our range of specialized baseboards and ducts for use in hospitals.

VDI, communications and security

This product group consists of VDI applications for computer, telephone and TV systems, and other communications and security products such as audio and video entry phones, fire and intruder alarm systems, smoke, water, heat and motion detectors and emergency lighting equipment.

Back to Contents

In the VDI sector, we offer a broad range of pre-wiring hardware for computer, telephone and video applications, such as a new high transmission rate RJ45 multimedia socket for data communication applications, and patch panels or VDI cabinets, which facilitate the organization of telephone and data networks in buildings. In 2004, Ortronics, our international brand specialized in VDI launched the first Wi-Fi wall outlet, the Wi-Jack (Trademark).

In the communications sector, we offer a wide range of closed-circuit communications products such as audio and video entry phones and electric chimes for residential use. Our Sfera line of video house porters that is sold in both France and Italy, features a fast- scrolling electronic directory for apartment buildings, can memorize the last 12 visitors and can turn on the building light. Through BTicino, we have developed proprietary methods both for manufacturing these communication systems and for integrating an increasing number of functions through the expanded use of electronics.

We have developed significant know-how in “smart” house systems known as “residential automation.” Through these systems, appliances and electrical functions are connected to a central unit that can be controlled at a distance through the Internet or by fixed-line and cellular telephones. The end user is therefore able to regulate security, comfort and energy consumption remotely. These systems provide us an opportunity not only to sell the control unit, but also to provide the related wire management products, switches and sockets in an integrated package. We are developing domotic systems through several of our subsidiaries such as in France,with the In One By Legrand offer, in Italy with My Home and in the US with The Wattstopper presence detector offer and the OnQ Legrand home systems.

In the security sector, we offer fire and anti-intrusion alarm systems, smoke, water, heat and motion detectors, and emergency lighting equipment for homes, offices and other commercial properties. Our security systems are designed to permit rapid installation by the electrician and maximum flexibility, convenience and security for the end-user. At the same time, we focus on offering enhanced functions and performance improvements, such as, for example, “wireless” alarms, which do not need to have the detectors physically connected to the central alarm unit, thus simplifying installation. Our emergency lighting units include automatic self-checking of batteries and bulbs. In connection with the introduction of our new Type 1 fire alarm we offer full installation assistance under which our personnel work in conjunction with the installer from the planning stage through to completion of the installation, providing assistance with drawings, pricing and verification. In 2004, we updated our URA and Legrand emergency lighting systems to offer simplified and more reliable and secure maintenance.

Industrial Electrical Products

We offer a range of specialized products that meet various specific industrial needs, such as sockets and electrical cabinets, transformers and power supplies, cabling components and signaling and controlling devices designed for commercial and industrial applications. This product group includes the Hypra heavy duty sockets range for harsh environment as well as the P17 range for more traditional application, both compatible with the International Electrotechnical Committee (IEC) standard. In the US, our Turnlock and Straight-Blade offers are compatible with the NEMA standard.

Other examples of our products within this group are the industrial electrical cabinets with our metal and stainless Altis and Atlantic ranges and our polyester Marina range. These ranges feature a complete matching range of standard and customized enclosures.

Raw materials and suppliers

Over the last two years, plastics account for approximately 43% of the raw material consumed in manufacturing our products, metals account for approximately 39% of the raw materials consumed in manufacturing our products, with the balance principally reflecting packaging materials (approximately 18%). Over 50 types of plastics and varying grades and colors of such plastics are used in the manufacture of our different products, with specific plastics selected according to their physical properties and ability to meet requirements such as durability, heat and impact resistance and ease in molding and injection or bonding with other components. Over the last two years, approximately 67% of the metals used by us are ferrous metals used in mechanisms and structures, and approximately 33% are non-ferrous metals, mainly brass and copper,

Back to Contents

used principally for conducting electricity, and aluminum. We also purchase certain finished and semi-finished electro-mechanical and electronic components for integration into our products such as closed-circuit video communications and sound diffusion products.

We aim to increase the percentage of raw materials purchased at the group level. This globalization will be implemented where management judges that cost savings can be achieved without loss of quality.

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

For information on our audited net sales and operating income by segment and for information on our net sales by destination (i.e. where the products are sold), See “Operating and Financial Review and Prospects.”

Marketing initiatives

Maintaining, expanding and leveraging brand and product loyalty are central to our strategy. Approximately, more than 95% of our consolidated net sales in 2004 were made to electrical hardware and equipment distributors. These distributors in turn sell the products principally to individual electricians or contractors, as well as to retail hardware stores. As a result, demand for our products is determined principally by the extent to which individual electricians and contractors request our products from their distributors, and a major portion of our marketing effort is directed towards this group.

Our sales and marketing staff represents approximately 15% of our worldwide headcount as of December 31, 2004. Our sales and marketing staff maintains close contact with distributors, electricians, contractors and designers to improve market knowledge of our products, and provides a number of services directed specifically to each type of building industry professional.

Our marketing focus is to consistently provide customers with a full range of reliable products and systems within a broader “push and pull” strategy. On the “push” side, we maintain a close relationship with electrical hardware and equipment distributors, focusing on product availability, just-in-time delivery and simplifying and expediting ordering, stocking and dispatching of our products. On the “pull” side, we seek to develop and sustain demand for our products by actively promoting them to electricians, contractors, specifiers (such as architects and engineering companies) and end users, with a focus on providing training, practical technical guides and business software applications and on ensuring reliable and readily available product supplies.

Electricians and contractors. For electricians and contractors, our focus is on providing training, practical technical guides and business software applications and on ensuring reliable product supplies.

We offer training programs to electricians and contractors locally as well as at our “Innoval” international training center in Limoges, France. These training programs are designed to expand installers’ expertise and services to include our new electrical equipment and new installation methods. The Innoval training center offers 30 separate hands-on programs in areas ranging from the wiring of electrical cabinets and fiber-optic cabling to installing emergency lighting systems and regulations applicable to the electrical installation business. The Innoval training center is fully automated and uses facilities that include movable workbenches and video and IT tools. Since its launch in 1999 the number of training provided to customers more than double. Over the period 1999-2004, the center has provided training programs to an average of approximately 1,000 individuals per year. In addition, we offer training programs on a localized basis through initiatives in countries including the United Kingdom, Greece and Brazil.

Back to Contents

In France, we have established a series of websites for industry professionals, directed at separate categories of businesses, from architects to self-employed electricians. After keying in their password, users have quick, easy access to regularly updated material that includes automatic selection charts, catalogs, design tools, order records and more. Our other electronic catalogs include the E-catalog product database — also available on PDA — and SpecPartner, a service provided by Pass & Seymour in the United States. We have established a group-wide software multimedia unit to coordinate our range of on-line guides and business software.

Our business software applications include for example XL-Pro2 software for electrical cabinet wiring, LabelMo labeling software for VDI networks, an “add up and sell” quotation package for self-employed electricians.

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

Examples of our initiatives include:

•
In France, many of our distributors have agreed to maintain priority stocks of certain of our products at all times. We, in turn, maintain large quantities of non-priority products in our finished goods inventory which, coupled with a computerized inventory control system, enables us to respond rapidly to distributors’ orders. In emergency situations, our products not stocked by distributors can be delivered within 48 hours to any location in France through “Dispo-express,” our own delivery service.

•
In the United States, Pass & Seymour receives inventory details from certain large distributors on a daily basis. When stock levels drop below a pre-defined level, new stocks are prepared and shipped immediately. Pass & Seymour also has an action plan which provides for the delivery of key products to distributors in the event of a natural disaster.

End-users. For end users, we actively promote our products through specific marketing and advertising campaigns emphasizing the design and functional aspects of our products, as well as through call centers that provide full information on new applications and through attractive and informative packaging.

Logistics, inventory management and distribution

We strive to ensure timely product delivery while reducing inventory-carrying costs. To that effect, we have implemented industrial management methods such as Kanban and Manufacturing Resources Planning 2, or MRP.2.

Kanban is an inventory just-in-time management system that manages the amount of parts required for various subassemblies and parts required for final assembly. Kanban manages the inventory system so that batches from the supplying work centers are provided whenever they are needed in assembly or distribution centers. Kanban is one of the most popular inventory management systems and is based on the use of “kanbans”, which are cards.

The Kanban system is either a single or two card system whereby if a work center produces a part which is then stored and subsequently distributed, the work center will not be authorized to start production of another part until it receives the card from either the assembly or distribution center indicating that the initial part has been utilized.

Back to Contents

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

In each market where we distribute our products, we maintain logistic systems, inventory management systems and distribution systems adapted to local market conditions. Our operating subsidiaries typically accept orders and ship products out of their own stock. These stocks include both products produced locally and products manufactured in other jurisdictions but distributed locally. We have implemented automated and computerized systems for many of our warehouses, as well as centralized inventory management. Our four biggest warehouses (located in France and Italy which supply most of the European countries where we have market share) are equipped with a highly advanced warehouse management system, Warehouse Management System (WMS), allowing us to manage inventory and to schedule preparation of items for delivery on a real time basis. This system has enabled us to dramatically improve our quality of deliveries by ensuring that the right items are delivered at the right time.

Our DRP (Distribution Resources Planning) tool manages inventories, forecasts, planning and replenishment for 21 subsidiaries worldwide (Spain, Italy, Belgium, UK, Germany, Austria, Portugal, Switzerland, Netherlands, Ireland, Poland, Turkey, Greece, Chile, Singapore Russia, Czech Republic, Slovakia, Romania, Mexico and Columbia) for the Legrand brand name and 8 subsidiaries (France, Belgium, Spain, Germany, Austria, Chile, Costa Rica and Mexico) for the BTicino brand name. The addition of Brazil and Ukraine are planned for 2005.

Our subsidiaries operate on a decentralized basis, in accordance with our organizational strategy. For example, they are able to determine rebates and discounts within the limits of strategic parameters set by our central management, and are reviewed regularly (at least annually) in order to monitor and correct performance. Our ratio of inventory value to consolidated net sales has declined from 15.2% at year-end 2001 to 14.4% at year-end 2004 mainly due to our various initiatives to streamline logistics and inventory management.

Principal customers

We make sales principally to electrical distributors, generally on the basis of our standard terms and conditions for sales in each market. Our two largest customers are the French electrical wholesale groups Sonepar and Rexel. Sonepar and Rexel accounted for approximately 26%, 26% and 26% of our consolidated net sales in 2002, 2003 and 2004, respectively. See “Risk Factors — We may be adversely affected by our reliance on our two largest distributors.” Management believes that no other single customer or affiliated group of customers represented more than 5% of our worldwide consolidated net sales in 2004. Our other main customers include FinDea SpA in Italy, and Graybar, Wesco, Home Depot and Anixter in the United States.

Dependence on Patents & Licenses

We hold more than 4,700 utility patents in close to 70 different countries, some of which relate to the filing of the same or similar patented technologies in multiple jurisdictions. Our utility patents portfolio is diversified with approximately 17% of our utility patents held in France, 12% in Italy, 10% in Germany, 9% in the United States, 8% in Spain and 8% in the United Kingdom and the remaining 36% in other countries.

Our utility patents cover approximately 1,450 different systems and technologies. In 2004, we registered close to 80 new patented technologies. The average age of our utility patent portfolio is approximately eight years which is typical for other players in the market for our products. We usually do not license the use of our products to third parties nor do we license use of technologies from third parties.

Back to Contents

Competition

We focus on the worldwide market for products and systems for low-voltage electrical installations and information networks in buildings — to the exclusion, for instance, of markets such as electricity generation or transmission, bulbs and lighting equipment, and electrical cabling. Management estimates that net sales in the markets in which the same or similar types of products available in our catalog are sold amounted to approximately €49 billion in 2004 worldwide. With annual sales of €2.9 billion in 2004, management estimates that we held an average worldwide share of approximately 6% of the markets in which the same or similar types of products available in our catalog are sold.

We have well-established market positions in France, Italy and several other European countries, as well as in North and South America. Our principal direct competitors include:

•
specialized companies which mainly operate locally, such as Hager Tehalit in France, Gewiss SpA and Vimar SpA in Italy, Niko N.V. in Belgium, Rittal GmbH & Co. KG, Merten GmbH & Co. KG and Jung in Germany, Simon in Spain, MK Electric Ltd. and Electrium Ltd. (United Kingdom) in the Rest of Europe segment, Leviton Mfg. Company, Inc., Panduit Corp., Thomas & Betts Corp., Eaton Corp. and Hubbell Inc. (United States) in the United States and Canada segment; and

•
division of large multinational companies that compete with us in more than one national market, although not with respect to the full range of their products, such as Schneider, ABB Asea Brown Boveri Ltd., Siemens AG, General Electric Company, Matsushita Group, Hubell Inc., and Cooper Industries, Inc.

The demand for our products is determined principally by the extent to which electricians and contractors request our products from distributors. Management believes that electricians’ and contractors’ familiarity with and confidence in our products is a key element in maintaining and expanding our market position. In addition, management believes that in countries where we have established a well-developed market position, the repeated use by electricians and contractors of our products strengthens our position and represents an important competitive advantage. Manufacturers that do not have an established reputation for providing a broad range of quality products over the long term may face significant disadvantages due to the historical reluctance of electricians and contractors to test new manufacturers without proven track records.

Management believes that our principal markets are characterized by a relative lack of commoditization of electrical products, and that, while price is one factor which may influence electricians’ or contractors’ choice of product brand, various other factors may influence the choice of brand including individual electrician’s or contractor’s familiarity with and confidence in a specific brand, ease of installation, product features and technical performance, product safety, the depth of related and compatible products, long-term product availability and sales and technical support. Accordingly, our ability to compete successfully depends on determining and meeting those needs, as well as the development of new or improved products. For further information, see “— Marketing and Distribution.”

Back to Contents

C Organizational Structure

Legal structure

The diagram below summarizes the legal structure of Legrand Holding’s operating subsidiaries.

Organizational structure

In France, our operations are organized through Legrand SA and Legrand SNC (which operate manufacturing and distribution facilities in different regions in France and, through local subsidiaries elsewhere in Europe, Latin America, North America, Africa and Asia) and other operating subsidiaries. In Italy, we operate primarily through our largest Italian operating subsidiary, BTicino, which operates manufacturing and distribution facilities in different regions in Italy and, through local subsidiaries elsewhere in Europe, Latin America and Asia. In the United States and Canada, we conduct our operations principally through The Wiremold Company, Pass & Seymour, The Watt Stopper and Ortronics.

Back to Contents

We operate manufacturing and/or distribution subsidiaries and offices in more than 60 countries and sell our products in more than 160 different national markets. We report our results in the following five geographic segments, based on region of production:

•
the France segment, which represented approximately 32.0% of our consolidated net sales in 2004 and where 34.1% of our employees were located at year-end 2004. Approximately 87% of the net sales recorded by the France segment in the year ended December 31, 2004 related to products sold in France, while the remainder related to export sales.

•
the Italy segment, which represented approximately 20.4% of our consolidated net sales in 2004 and where 12.6% of our employees were located at year-end 2004. Our largest subsidiary in Italy is BTicino, which operates manufacturing and distribution facilities located in different regions of Italy, as well as elsewhere in Europe (principally Spain, Belgium and Germany), Latin America (Mexico, Chile, Venezuela, Peru and Costa Rica) and Asia (Thailand). Sales by facilities located outside of Italy are recorded by the segments corresponding to its respective geographic region.

•
the Rest of Europe segment, which represented approximately 19.3% of our consolidated net sales in 2004 and where 17.3% of our employees were located at year-end 2004. Our principal operations in European countries other than France and Italy are located in Belgium, Poland, Russia, Portugal, Spain, the United Kingdom, Greece and Turkey.

•
the United States and Canada segment, which represented approximately 18.4% of our consolidated net sales in 2004 and where 11.3% of our employees were located at year-end 2004. Our largest subsidiary in the United States and Canada segment is The Wiremold Company, which (itself and through subsidiaries) operates manufacturing and distribution facilities located in different regions of the United States and Canada, as well as in China. Sales by the facilities located outside of the United States and Canada are recorded by the segments corresponding to its respective geographic region.

•
the Rest of the World segment, which represented approximately 9.9% of our consolidated net sales in 2004 and where 24.7% of our employees were located at year-end 2004. Our principal operations in other countries are located in Brazil, India, Mexico and South Korea.

Our international business is structured on a decentralized, entrepreneurial basis, with local managers urged to manage local operations using an approach sometimes characterized as “manage it as if it were your own company.” As a result, our subsidiaries and local operations are given significant latitude to manage the group’s business locally and to organize personnel policies. We believe that this approach motivates managers and employees, and increases our responsiveness to the needs of and changes in local markets.

This approach is characterized by a close integration of subsidiaries that is the result of our historic focus on one core business activity pursuant to which the various local subsidiaries exchange their knowledge, areas of expertise, components and finished and semi- finished products. Some subsidiaries, such as Ortronics (USA) and Arnould (France) for VDI products, Antibes (France), Bergame and Varese (Italy) for power protection products and The Watt Stopper (USA) for automated lighting, act as centers of expertise for the group as a whole. In addition, we have put in place a series of teams across the group to coordinate and streamline policies in areas where we believe that a group-wide approach would lead to greater efficiency, such as manufacturing and research and development activities. We believe that a global approach in these fields could lead to greater efficiency. These teams have broadened and strengthened as part of the organizational initiative launched in October 2001.

In addition, management exercises strong strategic, marketing, product development and financial controls at the group level. Annual budgets, business plans by market, product and country and the strategic parameters of local operations are set by our central management, and are reviewed regularly in order to monitor and improve performance.

D Property, plants and equipment

We seek to optimize our manufacturing processes, to improve our efficiency and to reduce our production costs by increasing the level of specialization within each site according to particular technologies

Back to Contents

or product families, by relocating production in low-labor cost areas and by increasingly implementing a “make or buy” analysis on a group-wide basis (we will consider greater outsourcing of production where management judges that cost savings can be achieved without loss of key intellectual proprietary expertise or quality). We constantly seek solutions to increase productivity, particularly in periods of recession or of decreases in demand in our markets. In that respect, since 2002 we have closed certain plants, notably in the United Kingdom, Austria, France, Poland, Italy, Singapore, Brazil, Mexico and the United States.Currently the respective industrial divisions reflecting our five product groups elaborate their respective strategic plans.

Our manufacturing plants, together with our headquarters, represent our major properties. We operate over 50 manufacturing sites and complexes in more than 20 countries around the world, most of which are located in rural areas and employ between 200 and 500 individuals per site. Our most significant production sites are located in France, Italy and the United States.

Sets forth below are the names, the value and the location of our material tangible assets:

	Legrand Holding SA Value as of December 31, 2004 (€) million
Site or Subsidiary	Land	Buildings	Machinery & Equipment	In progress & other	Total	Country	Site location

Legrand Limoges	12.2	86.9	74.2	12.9	186.2	France	Limoges
Legrand Normandie	2.6	17.2	18.1	3.4	41.3	France	Normandie
Inovac	1.1	11.6	23.2	8.6	44.5	France	Sillé le Guillaume
Planet Wattohm	0.3	5.1	6.6	0.3	12.4	France	Senlis
Arnould	0.2	5.5	9.5	0.7	15.9	France	Saint Marcellin
Legrand Antibes	0.5	5.7	4.9	1.0	12.0	France	Antibes
Legrand Strasbourg	0.0	2.0	7.0	0.4	9.4	France	Strasbourg
Bticino Italy	2.5	58.2	69.9	2.7	133.3	Italy	Varese, Bodio, Erba, Napoli, Bergamo, Tradate, Usmate
Legrand Italy	2.0	10.6	11.7	0.8	25.0	Italy	Alessandria
Legrand Portugal	1.1	4.3	11.3	1.5	18.1	Portugal	Carcavelos
United Kingdom	5.2	14.8	6.1	3.0	29.1	United Kingdom	Scarborough, West Bromwich, Wednesbury
Fael Poland	0.0	7.0	2.9	4.8	14.8	Poland	Zabkovice
Kontavill Hungary	0.2	5.5	8.0	1.6	15.3	Hungary	Szentes
Legrand Germany	0.4	6.1	2.7	2.9	12.1	Germany	Soest
Wiremold-North America	1.4	8.3	19.3	10.5	39.4	USA	West Hartford, Philadelphia, Rocky-Hill, Williamstown
Pass & Seymour — USA	2.0	10.1	15.6	7.5	35.2	USA	Concord, Greensboro, San Antonio
Pial Brasil	1.1	3.7	7.4	2.2	14.3	Brasil	Bonsuccesso, Campo Largo
Anam Legrand South Korea	8.5	4.2	1.2	0.5	14.4	South Korea	Seoul
Rocom Hongkong	1.6	3.4	4.6	0.7	10.3	Hongkong	Hongkong

In France, our main concentration of manufacturing sites is located near our headquarters in Limoges. We have additional manufacturing sites throughout France and in particular in Normandy and Antibes. We have also manufacturing sites in the south of France which produce specialized and high performance fittings, such as telephone and computer sockets. We also manufacture circuit breakers in northeastern France, retail products and plastic cable ducts in central France and the Paris region, and emergency lighting units in western France.

In Italy, our main manufacturing site is located in the Varese region of northern Italy, where we produce a broad range of residential and commercial end-user power control fittings and wire management equipment. Other manufacturing sites in northern Italy are dedicated to residential fittings, intercoms, entry-phones, molded-case circuit breakers and electrical cabinets. We presently operate a total of ten production plants in Italy.

Back to Contents

In the Rest of Europe, we principally have manufacturing sites in Germany, Hungary, Poland, Portugal, Russia, Turkey and Spain.

In the United States and Canada, our main manufacturing sites are located in North Carolina, Connecticut, and Pennsylvania where we produce ranges of residential, commercial and industrial electrical wiring devices as well as wire management products and VDI products.

In the Rest of the World, we have facilities in Australia, Brazil, Colombia, Costa Rica, Chile, China, Egypt, India, Iran, Mexico, Morocco, Peru, South Korea, Thailand and Venezuela.

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

Our objective is to comply in all material respects with applicable environmental and pollution control laws, and all related permit requirements. We believe that the principal environmental risks arising from our current operations relate to consequences of fire accident, our metal cutting and surface treatment activities and use of paints in manufacturing activities.

As part of obtaining ISO 14001 certification for our plants, we have implemented a policy of identifying environmental risks with the assistance of environmental consultants and, where appropriate, we are taking necessary remedial action. Each plant either has a person specifically responsible for environmental matters or such duties rest with the plant manager and/or manufacturing manager. In 2004, 45 manufacturing units were awarded ISO 14001 certification for environmental compliance. As part of our process of expanding ISO 14001 certification to more plants we may become aware of unknown environmental risks and liabilities, such as at properties where environmental assessments have not previously been conducted.

Asbestos Containing Materials, or ACM, were formerly commonly used as building materials such as insulation or tiling in industrial buildings. The use of ACM was standard practice throughout the world until the late 1970s when it began to be phased out. Given the varying ages of our production facilities, we have identified ACM as being present at certain of our facilities and certain of our employees may have been exposed to asbestos present in such buildings — See “Legal Proceedings” below.

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

Back to Contents

Legal Proceedings

In October 2003 an action was brought against us and two other major suppliers of back-wires in the United States alleging that one of our products, quick connect receptacle, is not suitable for consumption and should be withdrawn from the United States markets and all production should be discontinued. We have responded to these allegations and fixed a counterclaim, as we believe that this claim is unsubstantiated. The quick connect receptacle has been sold in the United States over the past years and during such period no accidents have been reported in connection with the use of such receptacles. In addition we do not believe that the claimant has evidence of damages nor has the claimant alleged any damages or accidents from the receptacle use in this claim. This litigation is currently being considered by the Superior Court of the State of California and the United States District Court of South Carolina Charleston Division as to certain procedural matters. At this time and although we believe the claims are unsubstantiated.

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

ITEM 5. LEGRAND HOLDING OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Unless otherwise indicated, all amounts in this discussion and analysis are presented in accordance with accounting principles generally accepted in France (“French GAAP”). You should read the following discussion of our financial condition and results of operations together with the consolidated financial statements and the notes to such statements included in this annual report.

Back to Contents

French GAAP differs in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). For a description of the differences between French GAAP and US GAAP as they relate to us as well as a reconciliation of our consolidated net income (loss) and consolidated shareholders’ equity between French GAAP and US GAAP, refer to note 29 to our consolidated financial statements.

On December 10, 2002, we acquired through our subsidiary Legrand SAS approximately 98% of the outstanding share capital of Legrand SA. On October 2, 2003, we acquired the remaining shares of Legrand SA following a public buy-out offer and a minority interest “squeeze out.”

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

For purposes of presenting our operating and financial review and prospects, we utilized reporting periods (calendar year ended December 31, 2003 and five-month period from August 1, 2002 to December 31, 2002) rather than statutory periods (17-month period ended December 31, 2003) as the basis for the discussion that follows. Throughout the discussion that follows (Operating and Financial Review and Prospects), we refer to the calendar years ended December 31, 2004, 2003 and 2002 as “2004”, “2003” and “2002.”

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

The financial information set out below relating to the operating income by geographic segments and interest expenses for the year 2004 differs from the financial information set out in note 27 in the Form 6-K filed with the Commission on February 8, 2005, the financial information set out below is the correct information.

Please note that all percentages may vary by one or two digits as they may be calculated on figures that have not been rounded.

Overview

We are one of the world’s leading international manufacturers of products and systems for low-voltage electrical installations and data networks used in residential, commercial and industrial buildings. We are a “pure-play” operator, focused on developing, manufacturing and marketing a complete range of low-voltage electrical equipment-to the exclusion, for example, of electricity generation or transmission, bulbs and cables. We began operating more than 79 years ago and market our products under widely recognized brand names, including Legrand, Bticino and Orttronics. We are headquartered in Limoges, France with manufacturing and/or distribution subsidiaries and offices in more than 60 countries, and we sell our products in more than 160 national markets. Our key markets are France, Italy and the United States, which accounted for approximately 67% of our net sales (by customer location) on average over the last three fiscal years.

Back to Contents

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

For information on the impact of fluctuations in exchange rates on our consolidated results, see “— Variations in Exchange Rates” below.

The table below shows a breakdown of net sales and operating income of Legrand Holding by geographical segment for the fiscal years ended December 31, 2004 and 2003 and the period from December 10, 2002 to December 31, 2002 and a breakdown of net sales and operating income of Legrand SA, our predecessor, by geographic segment from January 1 to December 10, 2002.

	Predecessor		Legrand Holding SA

	Period from January 1, 2002 through December 10, 2002		Period from December 10, 2002 through December 31, 2002		Year ended December 31, 2003		Year ended December 31, 2004

	€	%	€	%	€	%	€	%
Net sales by origin:
France	849.0	30.9	64.0	28.8	897.4	32.5	935.4	32.0
Italy	533.0	19.4	35.0	15.8	567.3	20.5	596.5	20.4
Rest of Europe(1)	463.0	16.8	39.0	17.6	494.2	17.9	564.1	19.3
United States and Canada	608.0	22.1	57.0	25.7	526.7	19.1	539.3	18.4
Rest of the World(2)	295.0	10.8	27.0	12.1	276.2	10.0	291.0	9.9

Total	2,748.0	100.0	222.0	100.0	2,761.8	100.0	2,926.3	100.0

Operating income by origin:
France	140.0	41.0	(71.0)	54.1	(3.4)	(3.3)	85.1	27.4
Italy	104.0	30.3	(32.0)	24.4	61.3	60.1	113.1	36.5
Rest of Europe(1)	14.0	4.2	(12.0)	9.2	(3.6)	(3.5)	24.8	8.0
United States and Canada	20.0	5.8	(12.0)	9.2	18.5	18.1	36.5	11.8
Rest of the World(2)	64.0	18.7	(4.0)	3.1	29.2	28.6	50.7	16.3

Total	342.0	100.0	(131.0)	100.0	102.0	100.0	310.2	100.0

(1)	Including principally Belgium, Poland, Portugal, Spain and the United Kingdom. Russia was added in 2004
(2)	Including principally Brazil, Chile, Colombia and Mexico in Latin America, and India, South Korea and Thailand in Asia.

Back to Contents

In order to provide investors with information on where we sell our products, the table below shows a breakdown of net sales of Legrand Holding by geographical segment for the fiscal years ended December 31, 2004 and 2003 and the period from December 10, 2002 to December 31, 2002 and a breakdown of net sales of Legrand SA, our predecessor, by geographic segment for the period from January 1 to December 10, 2002. Sales by destination means all sales made to third parties by us in a given geographic market.

	Predecessor		Legrand Holding SA

	Period from January 1, 2002 through December 10, 2002		Period from December 10, 2002 through December 31, 2002		Year ended December 31, 2003		Year ended December 31, 2004

	€	%	€	%	€	%	€	%
Net sales by destination:
France	736.0	26.8	55.0	24.8	776.5	28.1	815.5	27.9
Italy	525.0	19.1	35.0	15.8	557.5	20.2	577.8	19.8
Rest of Europe(1)	479.0	17.4	39.0	17.6	519.3	18.8	591.4	20.2
United States and Canada	597.0	21.7	56.0	25.1	520.2	18.8	533.6	18.2
Rest of the World(2)	411.0	15.0	37.0	16.7	388.3	14.1	408.0	13.9

Total	2748.0	100.0	222.0	100.0	2761.8	100.0	2,926.3	100.0

(1)	Including principally Belgium, Poland, Portugal, Spain and the United Kingdom.
(2)	Including principally Brazil, Chile, Colombia and Mexico in Latin America, and India, South Korea and Thailand in Asia.

Factors that Affect our Results of Operations

Net Sales

Net sales by segment include sales of products that are exported from the segment’s geographic area, but exclude all intra-group sales.

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

Changes in our consolidated net sales reflect five principal factors:

(i)	changes in sales volume (i.e. the number of units of each product sold in each period);

(ii)	the “mix” of products sold, including the proportion of new or upgraded products with higher prices;

(iii)	changes in product sales prices (including quantity discounts and rebates, and cash discounts for prompt payment);

(iv)
fluctuations in exchange rates between the euro and the currency in which the relevant subsidiary maintains its accounts, which affect the level of net sales from that subsidiary as expressed in euro upon consolidation; and

(v)	changes in the subsidiaries consolidated by us, principally as a result of acquisitions or disposals (which we refer to as “changes in the scope of consolidation”).

Back to Contents

Cost of Goods Sold

Cost of goods sold consists principally of the following:

•
Costs of materials used in production. Excluding the impact of a non-recurring, non-cash purchase accounting charges of €125.8 million in 2003 and of €49.4 million in 2002 related to the re-valuation of inventories incurred in connection with the acquisition (the “non-recurring, non-cash purchase accounting charge”), costs of production materials accounted for approximately 52% of our consolidated cost of goods sold on average over the last three fiscal years. Approximately 64% of the cost of production materials relates to components and semi-finished goods and 36% to raw materials. We purchase most of the materials used in production locally. As a result, the prices of these materials are generally determined by local market conditions. However, we are aiming to increase the percentage of production materials that we purchase at the group level in order to benefit from economies of scale and enhanced purchasing power.

•
Salary costs and payroll charges for employees involved in manufacturing. These generally increase on an aggregate basis as sales and production volumes increase, and decline as a percentage of net sales as a result of economies of scale associated with higher production volumes. Excluding the impact of a non-recurring non-cash purchase accounting charge of €125.8 million due to the revaluation of inventories in 2003, salaries and payroll charges accounted for approximately 28% of cost of goods sold on average over the last three fiscal years.

•
Revaluation of inventories due to the Acquisition. In connection with the acquisition of Legrand SA, we recorded a purchase accounting adjustment related to the re-valuation of inventories. This adjustment reflects the non-recurring, non-cash purchase accounting charges of €125.8 million in 2003 and of €49.4 million in 2002. As of December 31, 2003, this purchase accounting adjustment has been fully reversed and charged to income; consequently it will have no impact on our future results of operations.

•	The remaining cost of goods sold consists of:

•	depreciation of fixed assets;

•	outsourcing or subcontracting costs which have increased over the last two years due to our more systematic make or buy approach of projects; and

•	other general manufacturing expenses, such as expenses for energy consumption.

The main factors that influence cost of goods sold as a percentage of net sales include:

•	production volumes, as we achieve economies of scale through higher production volumes by spreading fixed production costs over a larger number of units produced;

•	the implementation of cost control measures aimed at improving productivity, including automation of manufacturing processes, reduction of fixed production costs, refinements in inventory management;

•	the implementation of a purchasing project aimed at optimizing purchasing and reducing costs through globalization, internationalization and standardization; and

•
product life cycles, as we typically incur higher cost of goods sold associated with manufacturing over-capacity during the initial stages of product launches and when we are phasing out discontinued products.

Administrative and Selling Expenses

Our administrative and selling expenses consist principally of the following:

•
salary costs and payroll charges for sales personnel and administrative staff, which accounted on average for approximately 55% of our administrative and selling expenses over the last three fiscal years. Aggregate expenses relating to our sales personnel generally increase or decrease principally with changes in sales volume due to the need to increase or decrease sales personnel to meet changes

Back to Contents

in demand. Aggregate expenses relating to our administrative staff are generally less influenced by changes in sales volumes;

•	expenses related to the use and maintenance of administrative offices;

•	other administrative expenses, including expenses relating to logistics and information systems;

•	general advertising expenses, which tend to increase as we launch new, higher value-added and more expensive products that require increased marketing efforts;

•	other selling expenses, such as printing costs for catalogs and expenses incurred in connection with travel and communications, and

•	amortization expense for trademarks recorded in conjunction with the acquisition of Legrand SA.

Operating Income

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

Net Interest Expense

Our net interest expense consists principally of interest income on cash and cash equivalents, less interest expense, including interest paid on the TSDIs, the Yankee bonds, the High Yield bonds and the amounts made available to us under the facility agreement. See “— Liquidity and Capital Resources”.

Changes in Net Sales Excluding Changes in the Scope of Consolidation and Using Constant Exchange Rates

In the discussion below, we sometimes refer to net sales or changes in net sales “excluding the effects of changes in the scope of consolidation and using constant exchange rates.” We believe that this measure is a useful tool in analyzing, explaining and understanding changes and trends in our historical consolidated net sales. Measures described as “excluding the effects of changes in the scope of consolidation and using constant exchange rates” are computed as follows:

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

Back to Contents

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

Using constant exchange rates

Our consolidated historical net sales include the effects of exchange rate differences between the euro and other currencies. To analyze consolidated net sales excluding the effects of these exchange rate changes, we use constant exchange rates (by adjusting current year reported sales using prior period exchange rates) to compare year-to-year changes in net sales. We believe that this measure is a useful tool in analyzing, explaining and understanding changes and trends in our consolidated net sales. This is referred to as “using constant exchange rates” in the discussions below.

Reconciliation of Net Sales

Summarized below is a reconciliation of net sales as reported under French GAAP to net sales excluding the effect of changes in the scope of consolidation and using constant exchange rates.

•	Evolution of net sales by origin excluding the effects of changes in the scope of consolidation and using constant exchange rates:

		Year ended December 31,

Net sales by origin		Consolidated	France	Italy	Rest of Europe	US and Canada	RoW

	(€ in millions)
Net sales 2003 as reported		2,762	897	567	494	527	276
Impact of changes in the scope of consolidation		(1)	(17)	0	16	(0)	(0)
Net sales 2003 adjusted for changes in the scope of consolidation	(1)	2,761	880	567	511	527	276
Net sales 2004 as reported		2,926	935	597	564	539	291
Impact of variations in exchange rates		78	0	0	1	54	23
Net sales 2004 adjusted for variations in exchange rates	(2)	3,004	935	597	565	593	314
Like for like variation (2) vs (1)		8.8%	6.3%	5.1%	10.6%	12.7%	13.9%

Back to Contents

		Year ended December 31,

Net sales by origin		Consolidated	France	Italy	Rest of Europe	US and Canada	RoW

		(€ in millions)
Net sales 2002 as reported		2,933	909	556	495	655	318
Impact of changes in the scope of consolidation		(15)	(5)	0	0	(10)	(0)

Net sales 2002 adjusted for changes in the scope of consolidation	(1)	2,918	904	556	495	645	318

Net sales 2003 as reported		2,762	897	567	494	527	276
Impact of variations in exchange rates		192	0	0	15	103	73

Net sales 2003 adjusted for variations in exchange rates	(2)	2,953	897	567	509	630	349

Like for like variation (2) vs (1)		1.2%	(0.7)%	2.1%	2.9%	(2.3)%	9.8%

•	Evolution of net sales by destination (location of sales) excluding the effects of changes in the scope of consolidation and using constant exchange rates:

		Year ended December 31,

Net sales by destination		Consolidated	France	Italy	Rest of Europe	US and Canada	RoW

		(€ in millions)
Net sales 2003 as reported		2,762	777	558	519	520	388
Impact of changes in the scope of consolidation		(1)	(0)	(0)	1	(0)	(2)

Net sales 2003 adjusted for changes in the scope of consolidation	(1)	2,761	776	557	521	520	387

Net sales 2004 as reported		2,926	816	578	591	534	408
Impact of variations in exchange rates		78	0	0	1	53	24

Net sales 2004 adjusted for variations in exchange rates	(2)	3,004	816	578	593	586	432

Like for like variation (2) vs (1)		8.8%	5.1%	3.7%	13.8%	12.8%	11.7%

		Year ended December 31,

Net sales by destination		Consolidated	France	Italy	Rest of Europe	US and Canada	RoW

		(€ in millions)
Net sales 2002 as reported		2,933	787	548	511	643	443
Impact of changes in the scope of consolidation		(15)	(4)	0	(0)	(10)	(1)

Net sales 2002 adjusted for changes in the scope of consolidation	(1)	2,918	783	548	511	633	443

Net sales 2003 as reported		2,762	777	558	519	520	388
Impact of variations in exchange rates		192	0	0	14	102	76

Net sales 2003 adjusted for variations in exchange rates	(2)	2,953	777	558	534	622	464

Like for like variation (2) vs (1)		1.2%	(0.8)%	1.8%	4.5%	(1.8)%	4.8%

Back to Contents

Additional factors that affect our future operating income

The acquisition of Legrand SA, the application of purchase accounting adjustments related thereto, and the related transactions affect our future results of operations. In particular:

•
the substantial indebtedness that we incurred to finance the transactions related to the acquisition of Legrand SA (and the increased interest rate associated with that indebtedness has and will continue to keep our interest expense relatively high);

•
the reduction in the amount of the subordinated perpetual notes, or TSDIs, reflected on our balance sheet arising as a consequence of purchase accounting will increase our interest expense associated with the TSDIs (although the change will have no cash impact) and

•
the significant intangible assets that we recorded in connection with the acquisition of Legrand SA have increased our amortization expense. The purchase accounting adjustment related to additional depreciation charges on re-valued assets is due principally to the re- valuation of patents and trademarks that will be depreciated using accelerated methods. As a consequence, this will have a significant impact on our operating income until 2009 and a less significant impact for 2010 and 2011.

Overview of Comparative Periods

2004 compared with 2003

	Legrand Holding SA

	Year ended December 31, 2004	Year ended December 31, 2003

	(€ in millions)
Net sales	2,926.3	2,761.8
Cost of goods sold	(1,575.3)	(1,640.4)
Administrative and selling expenses	(758.9)	(733.5)
Research and development expenses	(251.0)	(258.5)
Other operating income(expense)	13.0	17.3
Amortization of goodwill	(43.9)	(44.7)

Operating income (loss)	310.2	102.0
Interest income(expense)	(241.0)	(194.3)
Loss on extinguishment of debt	(50.7)
Profit (losses) from disposal of fixed assets	5.3	(3.7)
Other income (expense)	(14.0)	(40.4)

Income (loss) before taxes, minority interests and equity in earnings of investees	9.8	(136.4)
Income tax benefit (expense)	(39.0)	8.0

Net income (loss) before minority interest and equity in earnings of investees	(29.2)	(128.4)
Minority interests	(1.2)	(0.9)
Equity in earnings of investees	2.6	2.4

Net loss attributable to Legrand Holding	(27.8)	(126.9)

Net Sales

Our consolidated net sales increased by 6.0% to €2,926.3 million in 2004, compared with €2,761.8 million in 2003. This resulted from:

•	a 8.8% increase in net sales excluding the effects of changes in the scope of consolidation and using constant exchange rates;

•	a 2.6% decrease in net sales due to unfavorable fluctuations in currency exchange rates in particular the decrease of the US dollar by 9.0% against the euro in 2004 compared with 2003; and

Back to Contents

Changes in the scope of consolidation had no impact on net sales in 2004.

The increase in net sales excluding the effects of changes in the scope of consolidation and using constant exchange rates reflects an increase in net sales in all segments but mainly in Rest of Europe, USA/Canada and Rest of the World segments. On a consolidated basis, the demand for our products increased in 2004 in the residential and commercial market while recovery in the industrial market is still to come.

France. Net sales of our French subsidiaries increased by 4.2% to €935.4 million in 2004, compared with €897.4 million in 2003. This increase resulted from a 6.3% increase in net sales, excluding the effects of changes in the scope of consolidation, due to an increase in the demand for our products in France supported by a good commercial performance of our sales team and a 1.9% decrease in net sales due to transfer of direct export sales from the France area to the Rest of Europe area.

Italy. Net sales by our Italian subsidiaries increased by 5.1% to €596.5 million in 2004, compared with €567.3 million in 2003. This increase compared with 2003 performance was mainly driven by an increase in the demand for our products in the residential market and to a lesser extent in the demand for our product in the commercial market underpinned by the strong mobilization of our sales team.

Rest of Europe. Net sales by our subsidiaries in the Rest of Europe segment increased by 14.1% to €564.1 million in 2004 compared with €494.2 million in 2003. This increase resulted from an 10.6% increase excluding the effects of changes in the scope of consolidation and using constant exchange rates together with a 3.3% increase due to transfer of direct export sales from the France area to the Rest of Europe area partially offset by a 0.1% decrease due to unfavorable fluctuations in currency exchange rates. In particular, our net sales increased in Southern European countries such as Greece, Turkey, Spain and Portugal and in Eastern European countries such as Russia and Poland. There were some signs of recovery in Northern Europe.

United States and Canada. Net sales by our subsidiaries in the United States and Canada segment increased by 2.4% to €539.3 million in 2004, compared with €526.7 million in 2003. This increase resulted primarily from a 12.7% increase in net sales excluding the effects of changes in the scope of consolidation and using constant exchange rates, due to a continuing increase in sales in the residential market, encouraging sales in the industrial market and a slight increase of the commercial market partially offset by a decrease of net sales of 9.1% due to unfavorable fluctuations in currency exchange rates.

Rest of the World. Net sales by our subsidiaries in the Rest of the World segment increased by 5.4% to €291.0 million in 2004 compared with €276.2 million in 2003. This increase resulted from a 13.9% increase in net sales excluding the effects of changes in the scope of consolidation and using constant exchange rates due in particular to higher sales in Asia (including India and Thailand) and in Latin America (including Brazil and Chile) partially offset by a 7.4% decrease in net sales due to fluctuations in currency exchange rates.

Excluding the effects of changes in the scope of consolidation and using constant exchange rates, the evolution of net sales by destination between 2004 and 2003 is as follows (sales by destination means all sales made to third parties by us in a given geographic market):

2004

France	+5.1%
Italy	+3.7%
Rest Of Europe	+13.8%
USA/Canada	+12.8%
Rest of the World	+11.7%

Total	+8.8%

Please refer to — Reconciliation of Net Sales — above for a detailed calculation of the evolution of net sales excluding the changes in the scope of consolidation and using constant exchange rates.

Back to Contents

Operating Expenses

Cost of goods sold

Our consolidated cost of goods sold decreased by 4.0% to €1,575.3 million in 2004 compared with €1,640.4 million in 2003. The decrease in consolidated cost of goods sold resulted primarily from:

•
the effect of €125.8 million non-recurring, non-cash purchase accounting charges in 2003 arising in connection with the revaluation of inventories related to the acquisition of Legrand SA in 2002 that did not incur in 2004

•	continuous improvements in productivity including cost saving initiatives partially offset by

•	an increase in the volume of raw materials and components purchased and in other manufacturing costs due to higher consolidated net sales.

Excluding the non-recurring non-cash purchase accounting charge in 2003, cost of goods sold increased by 4.0% in 2004 compared with 2003 and cost of goods sold as a percentage of consolidated net sales decreased to 53.8% in 2004 compared with 54.8% in 2003.

France. Cost of goods sold in the France segment decreased by 13.0% to €432.9 million in 2004 compared with €497.8 million in 2003, reflecting the effect of a non-recurring non-cash purchase accounting charge of €64.4 million recorded in 2003. Excluding the impact of the non-recurring non-cash purchase accounting charge recorded in 2003, cost of goods sold decreased by 0.1% and cost of goods sold as a percentage of net sales, decreased to 46.3% in 2004 compared with 48.3% in 2003. Cost of goods sold increased principally due to an increase in the volume of raw materials and components purchased which increased in line with higher net sales more than offset by the effect of measures introduced to improve productivity such as a workforce reduction of 6.1% (357 employees) in 2004 compared with 2003.

Italy. Cost of goods sold in the Italy segment decreased by 6.7% to €294.0 million in 2004 compared with €315.2 million in 2003, reflecting principally the effect of a non-recurring non-cash purchase accounting charge of €24.1 million recorded in 2003. Excluding the impact of the non-recurring non-cash purchase accounting charges, cost of goods sold increased by 1.0% and as a percentage of net sales, cost of goods sold decreased to 49.3% in 2004 compared with 51.3% in 2003. The 1.0% increase in cost of goods sold resulted primarily from an increase in the volume of raw materials and components purchased in line with higher net sales partially offset by productivity improvements.

Rest of Europe. Cost of goods sold in the Rest of Europe segment increased by 9.3% to €374.3 million in 2004 compared with €342.4 million in 2003. Excluding the impact of €14.5 million non-recurring non-cash purchase accounting charges in 2003, the cost of goods sold in the Rest of Europe segment increased by 14.2% and as a percentage of net sales, cost of goods sold increased to 66.4% in 2004 compared with 66.3% in 2003. The increase in cost of goods sold reflects primarily an increase in the volume of raw materials and components purchased in line with higher net sales. In addition cost of goods sold increased as a result of transfer of production from certain geographic segments to geographic segments located in the Rest of Europe further to industrial optimization partially offset by improvements in productivity such as a workforce reduction of 13.1% (363 employees) in 2004 compared with 2003. In addition in this period we have recognized the positive results of the closing in 2003 of plants in the United Kingdom, Austria and Poland.

United States and Canada. Cost of goods sold in the United States and Canada segment decreased by 2.0% to €313.6 million in 2004 compared with €320.1 million in 2003 reflecting primarily (i) the impact of a non-recurring non-cash purchase accounting charge of €7.1 million recorded in 2003, (ii) a decrease in the value of the dollar against other currencies (notably the euro), and (iii) a decrease in production expenses resulting from the closing of plants in 2003 and 2004 partially offset by an increase in the volume of raw materials and components consumed in line with higher net sales. Excluding the non-recurring non-cash purchase accounting charges, cost of goods sold increased by 0.2% and as a percentage of net sales, cost of goods sold decreased to 58.1% in 2004 compared with 59.4% in 2003.

Rest of the World. Cost of goods sold in the Rest of the World segment decreased by 2.7% to €160.5 million in 2004 compared with €164.9 million in 2003 reflecting the impact of a non-recurring non-cash

Back to Contents

purchase accounting charge of €15.7 million in 2003. Excluding the non-recurring non-cash purchase accounting charges, cost of goods sold increased by 7.6% and as a percentage of net sales, the cost of goods sold increased to 55.2% in 2004 compared with 54.0% in 2003. This increase resulted primarily from an increase in materials and components consumed in line with higher net sales and a 3.5% increase in workforce (156 employees) to increase manufacturing to satisfy growing demand partially offset by (i) improvements in productivity and (ii) the closing of plants in 2003, notably in Singapore, Brazil and Mexico.

Administrative and selling expenses

Our consolidated administrative and selling expenses increased by 3.5% to €758.9 million in 2004 compared with €733.5 million in 2003. This increase was principally driven by the increase in the administrative and selling expenses in all geographic areas and notably in Italy and in the Rest of Europe area. This increase is attributable to an increase in costs related to advertising and other commercial expenses incurred to support our sales (for example, weighted average marketing and commercial headcount increased by 2.8% (103 employees) in 2004 compared with 2003). This increase was partially offset by continuous cost-cutting initiatives (for example weighted average administrative headcount has been reduced by 1.4% (74 employees) in 2004 compared with 2003), and significant fluctuations in exchange rates (which affected principally the United States and Canada and Rest of the World segments).

As a percentage of net sales, consolidated administrative and selling expenses decreased to 25.9% in 2004 compared with 26.6% in 2003.

France. Administrative and selling expenses in the France segment increased by 2.6% to €273.5 million in 2004 from €266.5 million in 2003 reflecting primarily higher commercial expenses in connection with higher sales. As a percentage of net sales, administrative and selling expenses decreased to 29.2% in 2004 compared with 29.7% in 2003.

Italy. Administrative and selling expenses in the Italy segment increased by 4.5% to €123.9 million in 2004 compared with €118.6 million in 2003 reflecting primarily higher commercial expenses in connection with higher sales. As a percentage of net sales, administrative and selling expenses slightly decreased to 20.8% in 2004 compared with 20.9% in 2003.

Rest of Europe. Administrative and selling expenses in the Rest of Europe segment increased by 5.2% to €144.6 million in 2004 from €137.4 million in 2003 due to the increase of costs related to advertising and other commercial expenses such as a 4.7% increase in the commercial and marketing headcount (51 employees) partially offset by improvements in productivity, such as a 8.6% reduction in administrative headcount (79 employees) . As a percentage of net sales, administrative and selling expenses decreased, to 25.6% in 2004 compared with 27.8% in 2003.

United States and Canada. Administrative and selling expenses in the United States and Canada segment increased by 2.7% to €150.1 million in 2004 from €146.1 million in 2003 . This increase was mainly due to the increase of costs related to advertising and other commercial expenses partially offset by the decrease of the value of the US dollar against the euro. As a percentage of net sales, administrative and selling expenses slightly increased to 27.8% in 2004 compared with 27.7% in 2003.

Rest of the World. Administrative and selling expenses in the Rest of the World segment increased by 2.9% to €66.8 million in 2004 from €64.9 million in 2003 mainly due to an increase in commercial and marketing expenses incurred to support our net sales such as a 4.5% increase in the commercial and marketing headcount (36 employees). As a percentage of net sales, administrative and selling expenses decreased to 23.0% in 2004 compared with 23.5% in 2003.

Operating income (loss)

Our consolidated operating income increased to €310.2 million in 2004 from €102.0 million in 2003. This increase in consolidated operating income resulted primarily from:

•	a 6.0% increase in consolidated net sales,

Back to Contents

•	a 4.0% decrease in cost of goods sold reflecting the effect of a non-recurring non-cash purchase accounting charge of €125.8 million recorded in 2003 and improved productivity and;

•
a 2.9% decrease in research and development expenses (from €258.5 million in 2003 to €251.0 million in 2004) due to lower depreciation of intangible assets recorded by us in 2004 compared with 2003 when higher research and development expenses were recorded in connection with the acquisition of Legrand SA (these intangible assets are depreciated using an accelerated method) partially offset by an increase of expenses related to new product developments.

•	partially offset by a 3.5% increase in administrative and selling expenses in 2004 compared with 2003.

Overall, excluding the non-recurring, non-cash inventory charge recorded in 2003, consolidated operating income as a percentage of consolidated net sales increased to 10.6% in 2004 from 8.2% in 2003.

France. Operating income(loss) in the France segment increased to an income of €85.1 million in 2004 compared with a loss of €3.4 million in 2003. Excluding the effect of a €64.4 million non-recurring non-cash purchase accounting charge recorded in 2003, operating income increased by 39.5% in 2004 compared with 2003. This increase reflects (i) an increase in net sales, (ii) a decrease in research and development expenses due to lower depreciation charges partially offset by (iii) an increase in administrative and selling expenses.

Italy. Operating income in the Italy segment increased to €113.1 million in 2004 compared with €61.3 million in 2003. Excluding the effect of a €24.1 million non-recurring non-cash purchase accounting charge recorded in 2003, operating income increased by 32.4% in 2004 compared with 2003. This increase was due principally to (i) an increase in net sales, (ii) decrease in research and development expenses due to lower depreciation charges partially offset by an increase in cost of goods sold and administrative and selling expenses.

Rest of Europe. The Rest of Europe segment recorded an operating income of €24.8 million in 2004 compared with an operating loss of €3.6 million in 2003 reflecting principally the impact of (i) an increase in net sales, (ii) a €14.5 million non-recurring non-cash purchase accounting charge in 2003, (iii) a decrease in research and development expenses due to lower depreciation charges partially offset by (iv) an increase in cost of goods sold and administrative and selling expenses.

United States and Canada. Operating income in the United States and Canada segment increased to €36.5 million in 2004 compared with €18.5 million in 2003. Excluding the effect of a €7.1 million non-recurring non-cash purchase accounting charge recorded in 2003, operating income increased by 42.6% in 2004 compared with 2003. This increase was due principally to (i) an increase in net sales, (ii) a decrease in research and development expenses due to lower depreciation charges partially offset by an increase in administrative and selling expenses.

Rest of the World. Operating income in the Rest of the World segment increased to €50.7 million in 2004 compared with €29.2 million in 2003. Excluding the effect of a €15.7 million non-recurring non-cash purchase accounting charge recorded in 2003, operating income increased by 12.9% in 2004 compared with 2003. This increase results from (i) an increase in net sales partially offset by (ii) an increase in cost of goods sold and administrative and selling expenses.

Net interest expense

Our consolidated net interest expense increased to €241.0 million in 2004 (of which €182.9 million relate to cash interests and €59.2 million relate to Related Party Loan non-cash interests) from €194.3 million in 2003 (of which €202.2 million relates to cash interest, €56.8 million relates to non-cash interest charges associated with the Related Party Loan and the Subordinated Shareholders’ PIK loan and €56.8 million relates to profit on the monetisation of a part of the swap related to the Yankee bonds). Excluding the exceptional financial income related to the monetization of the swap related to the Yankee bond in 2003, our consolidated net interest expenses decreased by 4.0% in 2004 compared with 2003. On the same basis, net interest expenses amounted to 8.2% of net sales in 2004 while net interest expenses amounted to 9.1% of net sales in 2003. The decrease in net interest expenses was due to lower levels of net debt.

Back to Contents

Income tax

Our consolidated income tax expenses increased to a charge of €39.0 million in 2004 from a tax benefit of €8.0 million in 2003. In 2003, we recorded a €136.4 million loss before taxes, minority interests and equity in earnings of investees principally due to a non-cash non-recurring purchase accounting charge related to the revaluation of inventories in connection with the acquisition of Legrand in 2002 and to high interests charges partially offset by the exceptional income related to the monetization of the swap related to the Yankee bonds. In 2004, we recorded a €9.8 million income before taxes, minority interests and equity in earnings of investees as a result of higher operating income and lower interests charges partially offset a loss on extinguishment of debt consecutive to the refinancing of the Senior Credit Facility (please refer to note 16 (a) of our financial statements).

Net income (loss)

Our consolidated net loss amounted to €27.8 million in 2004 compared with a loss of €126.9 million in 2003, mainly resulting from:

•	a €208.2 million increase in operating income partially offset by

•	a €46.7 million increase in net interest expense,

•	a €50.7 million loss on extinguishment of debt, and

•	a €47 million increase in income taxes.

Back to Contents

2003 compared with 2002

The following table summarizes our comparison.

	Legrand Holding SA			Difference due to change in activity period and Reclassification of discount from suppliers and granted to customers		Difference as discussed below
	Year ended December 31, 2003	Period from August 1, 2002 to December 31, 2002	Comparison of year ended December 2003 with the period from August 1 to December 31, 2002	Activity of Predecessor from January 1, 2002 to December 10, 2002	Reclassification of discount from suppliers and granted to customers for predecessor (1)		%

	(€ in millions)
Net sales	2,761.8	222.0	2,539.4	2,748.0	(37.8)	(170.8)	(5.8)%
Cost of goods sold	(1,640.4)	(179.0)	(1,461.4)	(1,521.0)	2.1	57.5	(3.4)%
Administrative and selling expenses	(733.5)	(64.0)	(669.5)	(704.0)	0.0	34.5	(4.5)%
R&D expenses	(258.5)	(113.0)	(145.5)	(126.0)	0.0	(19.5)	8.2%
Other operating expenses	17.3	6.0	11.3	(2.0)	0.0	13.3	332.5%
Amortization/impairment of goodwill	(44.7)	(3.0)	(41.7)	(53.0)	0.0	11.3	(20.2)%

Operating income (loss)	102.0	(131.0)	232.6	342.0	(35.7)	(73.7)	(41.9)%
Financial income (expenses)	(194.3)	(20.0)	(174.3)	(50.0)	35.7	(160.0)	466.5%
Profit (losses) from disposal of fixed assets	(3.7)	(5.0)	1.3	11.0	0.0	(9.7)	(161.7)%
Other revenues (expenses)	(40.4)	(5.0)	(35.4)	(65.0)	0.0	29.6	(42.3)%
Expenses related to the takeover bid for shares	0.0	(1.0)	1.0	(4.0)	0.0	5.0	(100.0)%

Income (loss) before taxes, minority interests and equity in earnings of investees	(136.4)	(162.0)	25.2	234.0	0.0	(208.8)	(288.4)%
Income taxes	8.0	29.0	(21.0)	(55.0)	0.0	34.0	(130.8)%

Net income (loss) before minority interest and equity in earnings of investees	(128.4)	(133.0)	4.2	179.0	0.0	(174.8)	(376.7)%
Minority interests	(0.9)	2.0	(2.9)	(1.0)	0.0	(1.9)	(190.0)%
Equity in earnings of investees	2.4	2.0	0.4	2.0	0.0	(1.6)	(40.0)%

Net Income	(126.9)	(129.0)	1.7	180.0	0.0	(178.3)	(346.9)%

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

Back to Contents

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

Italy. Net sales by our Italian subsidiaries increased by 2.1% to €567.3 million in 2003, compared with €555.7 million in 2002. This increase was mainly driven by increase in sales of certain product families such as end-user protection, cable management and VDI despite unfavorable general market conditions

Rest of Europe. Net sales by our subsidiaries in the Rest of Europe segment remained constant at €494.2 million in 2003, compared with €494.9 million in 2002. Excluding the effects of changes in the scope of consolidation and using constant exchange rates, net sales increased by 2.9%. Our net sales increased principally in Southern European countries such as Spain and Greece where our subsidiaries recorded better results compared to our subsidiaries in Northern Europe such as the United Kingdom and Belgium which were affected to a greater extent by the overall economic downturn in Europe. In addition sales of our Eastern European subsidiaries increased strongly such for example in Russia. Net sales decreased by 3.0% due to unfavorable fluctuations in currency exchange rates.

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

Back to Contents

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

Please refer to — Reconciliation of Net Sales — above for a detailed calculation of the evolution of net sales excluding the changes in the scope of consolidation and using constant exchange rates.

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

Excluding the impact of the non -recurring, non-cash purchase accounting charge recorded in 2003 and 2002, cost of goods sold decreased by 8.1% in 2003 compared with 2002, and cost of goods sold as a percentage of consolidated net sales decreased to 54.8% in 2003 compared with 56.2% in 2002.

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

Back to Contents

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

Rest of the World. Cost of goods sold in the Rest of the World segment decreased by 7.3% to €164.9 million in 2003 compared with €177.8 million in 2002 despite an increase in non-recurring, non-cash purchase accounting charges of €10.0 million in 2003 compared to 2002 . This decrease resulted primarily from the decrease in the value of local currencies against the euro. Excluding the impact of the non-recurring non-cash purchase accounting charges, cost of goods sold decreased by 13.3% to €149.2 million in 2003 compared with €172.1 million in 2002 and the cost of goods sold as a percentage of net sales remained almost constant at 54.0% in 2003.

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

Back to Contents

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

Italy. Operating income in the Italy segment increased by 3.7% to €61.3 million in 2003 compared with €59.1 million in 2002. This increase was due principally to increases in net sales and decreases in cost of good sold excluding the non-recurring, non-cash purchase accounting charges partially offset by the purchase accounting adjustments to inventory and higher research and development expenses resulting from the amortization of purchase accounting adjustments to intangible assets.

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

Net interest expense

Our consolidated net interest expense increased significantly to €194.3 million in 2003 (of which €202.2 million relates to cash interest, €56.8 million relates to non-cash interest charges associated with the Related Party Loan and the Subordinated Shareholders’ PIK loan and €56.8 million relates to profit on the monetisation of a part of the swap related to the Yankee bonds) from €34.3 million in 2002. The significant increase in net interest expense was due to the significant debt incurred to finance the acquisition of Legrand SA in 2002.

Income tax

Our pre-tax income decreased to a loss of €136.4 million in 2003 compared with an income of €72.4 million in 2002. Our consolidated income tax expense decreased to a tax benefit of €8.0 million in 2003 from expense of €26.0 million in 2002. Our effective income tax rate in 2003 was 5.86% due principally to a

Back to Contents

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

B Liquidity and Capital Resources

Historical cash flows

The table below summarizes our cash flows for the twelve months ended December 31, 2004 and 2003 and the period from August 1, 2002 through December 31, 2002 for Legrand Holding and for the period from January 1, 2002 through December 10, 2002 for our Predecessor:

	Predecessor	Legrand Holding SA
	Period from January 1, 2002 through December 10, 2002	Period from August 1, 2002 through December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004

	(€ in millions)
Net cash provided from operating activities	458.0	(83.0)	280.0	412.3
Net cash (used in) provided from investing activities	156.0	(2,902.0)	114.5	69.5
Net cash (used in) provided from financing activities	(707.0)	3,537.0	(895.0)	(481.6)
Increase (reduction) in cash and cash equivalents	(121.0)	559.0	(491.1)	0.4
Capital expenditures	(138.0)	(16.0)	(112.6)	(95.7)

Net cash provided from operating activities

Net cash provided from operating activities increased by 47.3% to €412.3 million as of December 31, 2004, from €280.0 million as of December 31, 2003. The increase in net cash provided from operating activities of €132.3 million in 2004 was attributable to higher net income and favorable changes in operating assets and liabilities.

Net cash used in or provided from investing activities

Net cash provided from investing activities for the twelve months ended December 31, 2004 amounted to €69.5 million, compared with net cash provided from investing activities of €114.5 million for the twelve months ended December 31, 2003. The decrease in net cash provided from investing activities resulted principally from the decrease in proceeds from sales of marketable securities in 2004 compared to 2003, partially offset by a nil investment in consolidated entities in 2004. In 2003, net cash used in investing activities was partly used to purchase shares of Legrand SA held by minorities and we received net cash from the sale of a minority stake in a non consolidated subsidiary amounting to approximately €55million and the monetisation of a part of the swap related to the Yankee bonds which resulted in an income of €56.8million.

Capital expenditures amounted to €95.7 million for the twelve months ended December 31, 2004, a decrease of 15% from €112.6 million for the twelve months ended December 31, 2003. The decrease in capital expenditures is mainly attributable to optimization of capital expenditures but the level of investment

Back to Contents

in new product development has increased totaling 44% of total capital expenditures in 2004 compared with 37% in 2003. For more detail on capital expenditure see “Capital Expenditure” below.

Net cash provided from or used in financing activities

Net cash used in financing activities in 2004 amounted to €481.6 million, compared with net cash used from financing activities of €895.0 million in 2003. The significant decrease in net cash used from financing activities resulted mainly from the fact that in 2004 the net cash used from financing activities reflected the financing of the Senior Credit Agreement partially offset by new borrowings under the Facility agreement. In 2003, net cash used in financing activities reflected the repayment of borrowings and treasury notes, partially offset by new borrowings.

Debt

Our gross debt (defined as the sum of TSDIs, Subordinated Shareholders PIK loan, long-term borrowings and short-term borrowings, including commercial paper programs and bank overdrafts) amounted to €3,346.7 million as of December 31, 2004 compared to €3,762.1 million as of December 31, 2003. Our cash and cash equivalents and marketable securities amounted to €81.4 million as of December 31, 2004 compared to €100.5 million as of December 31, 2003. Our current and non-current restricted cash amounted to27.0 million as of December 31, 2004 compared to €127.5 million as of December 31, 2003. Our total net debt (defined as gross debt less cash and cash equivalents, marketable securities and restricted cash) amounted to €3,238.3 million as of December 31, 2004 compared to €3,534.1 million as of December 31, 2003.

The ratio of consolidated net debt to consolidated shareholders’ equity was 967% as of December 31, 2004 compared to 833% as of December 31, 2003.

Our borrowed funds consisted principally of the following as of December 31, 2004:

•	€68.9 million of indebtedness related to the TSDIs. See “Subordinated Perpetual Notes (TSDIs)”;

•	€285.2 million related to the 8.5% Yankee bonds. See “$400 million 8.5% Yankee bonds due February 15, 2025”;

•	€925.2 million related to the facility agreement;

•	€601.1 million related to the High Yield Notes. See “High Yield Notes”;

•	€1,272.8 million related to the Payment in Kind loan, including accrued interest; and

•	other debt amounting to €193.5 million as of December 31, 2004, consisting principally of short-term debt and capital leases.

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

In December 2004 Legrand Holding refinanced the €2,222 million senior secured facilities which were put in place in 2002 by a new €1,400 million syndicated loan facility. See “Senior Credit Facility” and “Credit Facility” below. Under the credit facility, we have €700 million available under the revolving facility. As of December 31, 2004, €225.2 million is borrowed under the revolving facility and €474.8 million remains available for future borrowings.

Senior Credit Facility

In December 2004 Legrand Holding refinanced the €2,222 million senior secured facilities which were put in place in 2002 by a new €1,400 million syndicated loan facility.

Back to Contents

Issuance costs related to the €2,222 million senior secured facilities have been capitalized and amortized over the duration of the senior secured facilities. As a consequence of the anticipated reimbursement of the senior secured facilities in December 2004, the net value of the issuance costs related to the senior secured facilities have been written off for their remaining amount of €50.7 million on December 31, 2004 and accounted in our income statement under the “Loss on extinguishment of debt” item.

Credit Facility

In December 2004 Legrand Holding refinanced the €2,222 million senior secured facilities incurred in connection with the Acquisition of Legrand SA by a new €1,400 million syndicated loan facility.

The €1,400 million syndicated loan facility is made of (i) a 5 year multicurrency term loan in an amount up to €700 million and (ii) a 5 year multicurrency revolving credit facility in an amount up to €700 million which mature in 2009.

Repayments of the 5 year multicurrency term loan are to be made in semi-annual instalments (in amounts of €77.8 million) commencing on December 17 2005. The revolving credit facility may be drawn at any time over its availability period and any drawings shall be repaid on the last day of their interest period.

The interest on the 5 year term loan and the 5 year revolving credit facility will be the aggregate of (i) a margin determined quarterly on the basis of the then current leverage ratio and (ii) the European Inter Bank Offered Rate (“EURIBOR”). The opening margin for the initial interest period ending 30th June 2005 will be 60 basis points. Interest is payable on the last day of each Interest Period or every six months in the case of interest periods longer than six months.

Guarantee

The Facility is guaranteed by certain of our subsidiaries including Legrand SA, Legrand SAS, Legrand Netherlands BV and Legrand Holding Inc.

The obligations of each subsidiary guarantor extend to the ultimate balance of all amounts payable under the facility agreement, regardless of any intermediate payment or discharge in whole or in part. However, to comply with local laws, the obligations of the guarantors are subject to limitations on the amounts guaranteed (which may be contained in the facility agreement or an accession document by which a subsidiary becomes a guarantor under the facility agreement).

The shares of Legrand SA that are 100% owned by Legrand SAS, are pledged under the Facility Agreement.

Undertakings

The facility agreement contains certain negative undertakings that restrict us and each other obligor (and each obligor agrees to procure that its subsidiaries will comply with such undertakings) subject to certain customary and other agreed exceptions from, among other things:

•	amalgamating, merging or consolidating with or into any other person or being the subject of any reconstruction;

•	making any substantial change to the general nature of its business or the business of the group

•	selling, transferring or otherwise disposing of any of the business or any shares of a material subsidiary;

•	creating or permitting to subsist any security interest over any of its assets save for permitted exceptions;

•	entering into any joint venture, partnership or similar arrangement, other than investments in joint ventures not exceeding €150 million in aggregate outstanding at any one time;

•	incurring or permitting to be outstanding any financial indebtedness or allowing its subsidiaries to incur or permit to be outstanding any financial indebtedness save for permitted exceptions;

Back to Contents

The facility agreement also requires each obligor to observe certain affirmative undertakings, related to (i) the maintenance of all consents, filings, authorizations and status and (ii) comply with all laws to which it may be subject, if failure so to comply would materially impair its ability to perform its obligations under the finance documents.

Financial Covenants

The facility agreement contains financial covenants, comprising:

•
Minimum net interest coverage. The ratio of Consolidated Maintainable EBITDA to Consolidated Net Interest, as defined in the Facility Agreement, on a rolling 12 months basis shall not be less than 2.5:1. As of 31 December 2004, the ratio of Consolidated Maintainable EBITDA to Consolidated Net Interest was equal to 4.12.

•
Maximum net debt leverage. The ratio of Consolidated Net Debt to Consolidated Maintainable EBITDA, as defined in the Facility Agreement, on a rolling 12 months basis should be less than 4.00:1 from 1 January 2005 to 31 December 2005 and less than 3.40:1 from 1 January 2006 and onwards. As of 31 December 2004, the ratio of Consolidated Net Debt to Consolidated Maintainable EBITDA was equal to 3.06.

Conditions to further borrowings

With respect to both the term facility and revolving credit facility, drawings under such facilities are subject to the further conditions precedent that, on the date the drawdown is requested, and on the drawdown date, (i) no default has occurred and is continuing or will occur as a result of that drawing and (ii) certain representations and warranties specified in the facility agreement are repeated and are true with reference to the facts then existing, and will remain true immediately after the drawing is made.

Events of Default

The facility agreement sets out certain events of default customary, the occurrence of which would allow the lenders to accelerate all outstanding loans and terminate their commitments.

In 2004, we entered into hedging arrangements for a notional amount of €800 million pursuant to which the applicable variable interest rate payable on the Credit Facility was capped at 3.7%.

Subordinated Perpetual Notes (TSDIs)

In December 1990 and March 1992, Legrand SA, our Predecessor, issued TSDIs through private placements, in aggregate nominal value amounts of Fr3,000 million (€457 million) in 1990 and Fr2,000 million (€305 million) in 1992, respectively. The TSDIs were issued at par. They have no stated due date or maturity and Legrand has no obligation to redeem them unless it carries out a voluntary dissolution, is subject to liquidation, or a final judgment is entered ordering the sale of the entire business (cession totale de l’entreprise) of Legrand. Upon any redemption, payment of the principal amount of the TSDIs is subordinated to the payment in full of all other creditors, other than any outstanding participating loans (prêts participatifs) or participating securities (titres participatifs).

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

In order to manage its exposure to fluctuations in interest rates, Legrand SA hedged its obligation to pay interest on the TSDIs using interest rate swaps. After accounting for these swap agreements, the effective

Back to Contents

interest rates on the TSDIs amounted to 9.6% in 2002, 10.7% in 2003 and 10.3% per year in 2004 of the average residual carrying value of the TSDIs.

$400 million 8.5% Yankee bonds due February 15, 2025

On February 14, 1995, our predecessor issued $400 million principal amount of 8.5% debentures due February 15, 2025 (the “Yankee bonds”). Interest on the Yankee bonds is payable semi-annually in arrears on February 15 and August 15 of each year.

Upon issuance of the Yankee bonds, our predecessor entered into a 30-year swap agreement with a notional amount of $400 million (the “Yankee bond swap”). As a result, our interest payments due related to the Yankee bonds are computed based on the London inter- bank offered rate (“LIBOR”), plus a margin of 0.53% per annum (reset every 6 months, in arrears). The interest rate swap agreements require that Legrand SA post cash collateral in an account if the exposure of the counterparty under the swap agreements increases as calculated on a marked-to-market basis.

At the beginning of February 2003, we entered into cross currency interest rate swap with respect to the Yankee bonds pursuant to which the interest rate payable on $350 million principal amount was fixed at 4.6% per year until 2008. The remainder $50 million still bear a floating coupon (LIBOR + 0.53%).

In April 2003, we entered into a swap novation agreement where we sold the 2008-2025 maturity bracket of the Yankee bond swap for cash consideration of €56.8million. As a result, from February 2008 onwards, our Yankee Bonds will pay a fixed 8.5% coupon again. We may enter into additional interest rate swap arrangements with respect to our floating rate debt.

Pursuant to the interest rate swap arrangements entered into by us in connection with the TSDIs and the Yankee bonds, Legrand SA must post cash collateral if the swap counterparty’s exposure to the credit risk of Legrand SA exceeds the then posted amounts, calculated on a marked to market basis every two weeks. However, the swap counterparty can require such posting only after its exposure exceeds a threshold tied to Legrand SA’s credit rating. Following the Acquisition of Legrand SA, Legrand SA’s credit rating resulted in the threshold being set at zero, and the counterparties’ exposure resulted in Legrand SA being obliged to deposit €76 million in an account pledged for the benefit of the swap counterparty. Any further requirement to post cash collateral should arise solely from fluctuations in interest rates and not from further changes in Legrand SA’s credit rating. In addition, Legrand SA has deposited €74 million in an account with the facility agent for the senior credit agreement which is available only for payments on the TSDIs and related hedging obligations or to provide cash collateral in relation to such hedging obligations. As a consequence of the execution of the ‘ Credit Facility Agreement’, the bank deposit has been released accordingly.

It is possible that Legrand SA may be required to provide additional collateral exceeding amounts already on deposit. As of December 31, 2004, we had €27.0 million on deposit related to these arrangements.

High Yield Notes

In February 2003, we issued $350.0 million of 10.5% senior notes due 2013 and €277.5million of 11.0% senior notes due 2013. As of December 31, 2004, all of the notes remain outstanding.

Related Party Loan

In February 2003, we issued a subordinated shareholder PIK loan in the principal amount of €1,156 million subscribed by a subsidiary of the group’s ultimate parent company. This loan bears interest at 5% per annum and is payable in full, together with accrued interest, in 2026.

Restrictions on our subsidiaries’ ability to transfer funds to us.

Legrand SAS and its subsidiaries are restricted pursuant to the terms of the credit facility and an inter-creditor deed from making distributions, loans or other payments to us, except to pay interest on the subordinated inter-company loan and in certain other limited circumstances.

Back to Contents

As a result of these restrictions, we may not be able to obtain funds from our subsidiaries by means other than the payments by Legrand SAS under the subordinated inter-company loan and in certain other limited circumstances.

Management believes that cash flows from the company’s operations will be sufficient to meet the costs of the various debt obligations discussed above.

Capital Expenditures

From 1990 through 2002, we spent an average of 8.4% of consolidated net sales per year on capital expenditures. Historically, our annual capital expenditures have fluctuated between 5% and 12% of consolidated net sales, with year-to-year variations that result from the cyclical nature of our investment requirements. In 2004, capital expenditures as percentage of consolidated net sales was 3.3% (compared with 4.1% in 2003). The decrease in capital expenditures relates to structural changes in our investment approach and the impact of initiatives to increase productivity. The structural changes relate to strengthened investment criteria and a systematic “make or buy” approach of investment. Initiatives to increase productivity relates among other things to transfer of production to low cost countries where less investments are required, internationalization of purchasing which enables us to buy equipment at lower price, optimization in the use of buildings and outsourcing. In 2004, capital expenditures reached an historical low point due to the combination of the structural changes mentioned above and of some cyclicality in new products launches and the impact of our restructuring initiatives. However, we intend to increase capital expenditures from current levels and maintain capital expenditures at levels ranging between 5% and 6% of our consolidated net sales, since we believe that investments in new products and continuous replacement and upgrade of production equipment is essential in order for us to maintain and increase our market position.

C Research and Development

Management believes that research and development is essential to maintaining and strengthening our market position through product improvements and innovation and more efficient manufacturing processes. Our research and development expenditure totaled €258.5 million in 2003 (equal to 9.4% of our consolidated net sales) and €251.0 million in 2004 (equal to 8.6% of our consolidated net sales). The decrease in the research and development expenditure in 2004 compared to 2003 was as a result of the application of purchase accounting in connection with the acquisition. In connection with the Acquisition, certain patents were revalued upwards and then amortized through an accelerated method. Year on year, the amortization of these purchase accounting adjustments is thus lower, reducing our research and development expenses. Excluding these purchase accounting entries, research and development expenditure totaled €133.9 million in 2003 (equal to 4.8% of our consolidated net sales) and €141.0 million in 2004 (equal to 4.8% of our consolidated net sales).

Certain production facilities have dedicated research and development teams; however, a significant portion of our research and development focus is centralized in Limoges, France and Varese, Italy. As of December 31, 2004, 1,482 employees in approximately 16 countries were involved in research and development, of which over 52% were based in France, 26% in Italy and the remainder in other countries.

D Trend Information

Please refer to “-Overview” for a discussion of the most significant recent trends in our production, sales, costs and selling prices. In addition, please refer to discussions included in this Item for a discussions of known trends, uncertainties, demands, commitments or event that we believe are reasonably likely to have a material effect on our net operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial condition.

E Off-Balance Sheet Arrangements

Please refer to note 1-l) and note 24 of our consolidated financial statements.

Back to Contents

F Contractual Obligations

The following table summarizes our contractual obligations, commercial commitments and principal payments on a consolidated basis as of December 31, 2004.

	Historical Payments Due by Period
As of Dec 31, 2004	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Long-term borrowings	1,811.5	77.7	466.8	380.7	886.3
Related party loan	1,272.8	—	—	—	1,272.8
Short-term borrowings	168.8	168.8	—	—	—
Capital lease obligations	24.7	7.3	15.4	1.0	1.0
Subordinated securities and the related loans (TSDIs)	68.9	40.5	28.4	—	—

Total contractual obligations	3,346.7	294.3	510.6	381.7	2,160.1

We believe that our operating cash flows, together with available capacity to borrow under the credit facility (revolving credit facility), will be sufficient to fund our working capital needs, anticipated capital expenditures and debt service requirements as they become due for at least the next several years, although we cannot assure you that this will be the case. See “Risk Factors — We require a significant amount of cash to service our debt. Our ability to generate sufficient cash depends on many factors beyond our control.” In particular, future drawings under the credit facility will be available only if, among other things, we meet the financial maintenance covenants included in the facility agreement. Our ability to meet those covenants will depend on our results of operations and certain factors outside of our control such as interest rates fluctuations and exchange rates variations.

Variations in Exchange Rates

A significant number of our non-French subsidiaries operate in countries with currencies other than the euro. Approximately 37% of our net sales in 2004 were denominated in currencies other than the euro (principally, the US dollar and the British pound). As a result, our consolidated operating results have been and could be in the future affected significantly by fluctuations in the exchange rates between the euro and such other currencies.

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

We use end-of-period exchange rates for the translation of balance sheet data and period average exchange rates for the translation of income statement and cash flows data. In translating financial statements of subsidiaries operating in highly inflationary economies, non- monetary assets are recorded at historical rates of exchange, and gains or losses arising from the translation of the financial statements of such subsidiaries are included in the consolidated income statement under “Other revenues (expenses).”

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

We periodically enter into foreign currency contracts to hedge commitments, transactions or foreign income. In recent years, hedging transactions entered into by us have principally involved certain intra-group sales between major foreign subsidiaries denominated in such subsidiaries’ respective local currencies. We do not currently hedge the net assets of our subsidiaries

Back to Contents

Differences between French GAAP and US GAAP

Our audited consolidated financial statements and the audited consolidated financial statements of our predecessor, Legrand, included elsewhere herein have been prepared in accordance with French GAAP which differ in certain significant respects from US GAAP.

Legrand Holding

Before January 1, 2002, none of the differences between French GAAP and US GAAP, which affect our financial statements, had a significant impact on net income or net equity as reported under French GAAP. As of December 31, 2004 and 2003 and for the period then ended, our net income and net equity were affected by GAAP differences related to the accounting for our subordinated perpetual notes, or TSDIs, and related swaps, the accounting for certain taxes paid in Italy and the application of FAS 142.

Accounting for goodwill

Under French GAAP, our goodwill related to the Legrand acquisition (€876.3 million) is being amortized over its estimated useful life of 20 years. Under US GAAP, goodwill is not amortized. Instead, it is subject to impairment testing at least annually. For the period ended December 31, 2004 this difference had an impact of €43.9million on the determination of net income under US GAAP.

TSDIs and related swaps

Under French GAAP, certain special purpose entities related to our subordinated securities are not consolidated. Under US GAAP, these entities are required to be consolidated. As of December 31, 2004 and for the period then ended, this difference did not have a significant impact on the determination of net income under US GAAP.

In addition to the consolidation of certain special purpose entities, certain derivative financial instruments related to the subordinated securities, which are accounted for as hedges under French GAAP, do not qualify for hedge accounting under US GAAP. Accordingly, these instruments are recognized in the balance sheet at fair and future changes in fair value will be recognized in income. This difference had an effect of €1.5 million positive impact on our equity under US GAAP for the period ended December 31, 2003 and an effect of23 million positive impact on our equity (therefore €21.5 million positive impact on net income) under US GAAP for the period ended December 31, 2004.

Certain derivative financial instruments, including swaps associated with the $400 million 8.5% Yankee bonds, are recorded at fair value in purchase accounting under US GAAP. Subsequent changes in fair value are recognized in the profit and loss account. Under French GAAP purchase accounting, these instruments are treated as off balance sheet items. As of December 31, 2004 and 2003, the principal impact of this difference on the balance sheet in US GAAP compared with the balance sheet in French GAAP was an increase in non-current assets by €40.5 million and €60.1 million respectively, an increase in non-current liabilities by €78.3 million and €52.5 million respectively.

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

Back to Contents

Principal shareholder transactions

In connection with the acquisition of Legrand in 2002, certain senior executives and management of Legrand were granted warrants (by the Group’s parent company) to acquire common shares in the Group’s parent company. Under French GAAP, transactions entered into by principal shareholders that benefit the company are not required to be reflected in the accounts of the Group. Under US GAAP, for transactions that are established by principal shareholders that have characteristics similar to compensatory plans adopted by corporations, AIN-APB 25, #1 requires companies to account for such plans as if they are their own. Accordingly, upon the occurrence of certain specified future events and the achievement of certain specified performance conditions, the Group may be required to recognize expense in an amount that will be based on the future share price of Legrand.

Legrand SA (Predecessor) for the period from January 1, 2002 to December 10, 2002

Through December 10, 2002, the principal difference impacting the determination of Legrand SA’s net income under US GAAP compared with French GAAP results from consolidating the results of certain entities relating to our subordinated securities. The principal impact of this difference on the income statement is to adjust interest income (expense). The principal impact of this difference on the balance sheet is to increase non-current assets. For a discussion of this difference, refer to note 28 to the consolidated financial statements of Legrand SA included elsewhere in this annual report.

In addition, our French GAAP financial statements are also affected by certain other differences from US GAAP, which are summarized below.

Reclassifications

The following reclassifications are required under US GAAP:

•
a reclassification of certain cash discounts granted to customers (reclassified from non-operating expense to a reduction of net sales), for a total amount of €31 million, €40 million and €35 million for each of the years ended December 31, 2000 and 2001 and the period from January 1, 2002 through December 10, 2002, respectively;

•
a reclassification of certain taxes paid in Italy (reclassification from operating expense to income tax expense), for a total amount of €5 million for each of the years ended December 31, 2000 and 2001 and the period from January 1, 2002 through December 10, 2002;

•
a reclassification of other expenses that are classified as non-operating expenses under French GAAP and that are required to be included in operating income under US GAAP (principally restructuring charges).

Depreciation of Schneider shares

Under French GAAP, the shares of Schneider formerly held by us as a result of Schneider’s public tender offer for the Legrand SA shares in 2001 were treated as marketable securities. However, as those shares were received in exchange for treasury shares held by Legrand SA, the entire transaction including the subsequent gains and losses is a treasury stock transaction and recognizing subsequent gains and losses in the income statement is inconsistent with the accounting treatment of a treasury stock transaction. In order to take into account this extraordinary situation and to be in compliance with the “true and fair” principle, we have recorded in accordance with French GAAP the unrealized losses (€21 million after taxes) at December 31, 2001 as a direct charge to equity. In accordance with US GAAP, these shares were recorded as marketable securities and we recorded additional financial expense, net of taxes, of €21 million. During 2002, all of the Schneider shares were sold and a €2 million net gain was recorded directly to equity in accordance with French GAAP. Under US GAAP, this net gain was reversed from equity and recorded to income.

Back to Contents

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

For more detailed discussion on the differences between French GAAP and US GAAP as applied to Legrand SA’s financial statements, see note 28 to the audited consolidated financial statements of Legrand SA included elsewhere in this annual report.

Accounting for goodwill

For the period January 1, 2002 to December 10, 2002, Legrand SA recorded an additional US GAAP difference to reverse the goodwill amortization expense recorded under French GAAP. Under SFAS 142, goodwill is no longer amortized but will be assessed for impairment on an annual basis and whenever events and circumstances indicate that the carrying value of goodwill may not be recoverable. Accordingly, goodwill attributable to Legrand’s acquisitions will not be amortized for US GAAP purposes.

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

Under US GAAP in effect before January 1, 2002, all intangible assets, including goodwill, were amortized over their estimated useful lives. In July 2001, the FASB issued SFAS 141 and SFAS 142, collectively SFAS 141/142. SFAS 141/142 established new accounting and reporting standards for goodwill and other non-amortized (indefinite-lived) intangible assets. In particular, SFAS 141/142 replaced the amortization of these items over their estimated useful lives by an annual impairment test based on the item’s estimated fair value. Other intangibles that do not have indefinite useful lives will continue to be amortized over their estimated useful lives and, upon the occurrence of certain impairment indicators, will also be

Back to Contents

subject to periodic impairment tests based on undiscounted and discounted cash flows. SFAS 141/142 were effective for us from January 1, 2002.

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

Annual impairment tests for goodwill are performed in two steps. The first step is performed by comparing the current fair value of the reporting unit to which the goodwill being tested is allocated to the carrying amount of the reporting unit. If the carrying amount of the reporting unit exceeds its fair value, we are required to perform the second step of the goodwill impairment test. If required, the second step of the impairment test is performed by comparing the implied fair value of the reporting unit’s goodwill, which is computed by preparing a hypothetical purchase price allocation at the date of the impairment test, to the carrying amount of the reporting unit’s goodwill. Any excess of the carrying amount over the implied fair value of the reporting unit’s goodwill is recognized as an impairment loss. Annual impairment tests for indefinite-lived intangible assets are performed by comparison of the current fair value of the intangible asset to its carrying amount. Any excess of the carrying amount over the estimated fair value is recognized as an impairment loss. Periodic impairment tests for definite-lived intangible assets, if required, are performed in two steps. The first step is performed by comparing the future undiscounted cash flows associated with the intangible asset to the carrying amount of the intangible asset. If the carrying amount of the intangible asset exceeds the future undiscounted cash flows associated with the intangible asset, an impairment loss is recognized for the excess of the carrying amount of the intangible asset over the fair value (generally, based on discounted cash flows) of the intangible asset.

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

We applied the impairment test set forth in SFAS 141/142 for all non amortized intangible assets recorded by us using the following assumptions and parameters:

•	a weighted average capital cost of 8.5% as of December 31, 2003 and 2002; and from 8.50% to 12.0% in 2004

•
a growth rate beyond the specifically forecasted period of 2.00% per year for our discounted future cash flows analyses in 2002 and 2003 and a growth rate beyond the specifically forecasted period from 2.50% to 3.00% per year in 2004.

Back to Contents

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

Due principally to the significant interest and other expenses incurred as a result of the Acquisition, we currently have a significant amount of recognized deferred tax assets (€77.7 million as of December 31, 2004). Significant management judgment is required in determining the valuation allowance recorded against the net deferred tax assets. We have recorded a valuation allowance, and there are uncertainties regarding our ability to utilize some of our deferred tax assets before they expire, primarily certain net operating losses carried forward and foreign tax credits. The valuation allowance is based on our estimates of future taxable income by jurisdiction in which we operate, and the period over which the deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to adjust the valuation allowance, which could materially impact our consolidated financial position and results of operations.

New US GAAP Pronouncements

SFAS 151 — Inventory Costs an amendment of ARB No. 43, Chapter 4

In November 2004, the Financial Accounting Standards Board issued SFAS 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4 (“SFAS 151”). The standard adopts the IASB view related to inventories that abnormal amounts of idle capacity and spoilage costs should be excluded from the cost of inventory and expensed when incurred. Additionally, the Board made the decision to clarify the meaning of the term ‘normal capacity’. SFAS 151 is effective for the Group for the period beginning January 1, 2006. The Group is currently reviewing this issue to measure the potential impact on its consolidated results of operations, financial position, and cash flows and does not anticipate that the adoption of SFAS 151 will have a material impact on the Group’s consolidated results of operations.

SFAS 123R — Share-Based Payment

In December 2004, the Financial Accounting Standards Board released its final revised standard entitled FASB Statement No. 123R, Share-Based Payment (“SFAS 123R”). FAS 123R requires that a public entity measure the cost of equity-based service awards based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. A public entity will initially measure the cost of liability based service awards based on its current fair value; the fair value of that award will be re-measured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. SFAS 123R is effective for the Group for the year beginning January 1, 2006. The Group is currently reviewing this SFAS 123R to estimate the potential impact on its consolidated results of operations or the financial position when adopted.

Back to Contents

ITEM 6. DIRECTORS, SENIOR MANAGEMENT EMPLOYEES

A Directors, Senior Management

Management of Legrand Holding

Set forth below are the names of the members of our board of directors and executive officers. Members of our board of directors can be reached at our registered address.

		Initially	Term
Name	Current Position	Appointed	Expires

Ernest-Antoine Seillière	Director and Non-Executive Chairman	2002	2008
Jean-Bernard Lafonta	Director	2002	2008
Arnaud Fayet	Director	2002	2008
Henry R. Kravis	Director	2002	2008
Edward A. Gilhuly	Director	2002	2008
Jacques Garaïalde	Director	2002	2008
François Grappotte	Director and Chief Executive Officer (Directeur Général)	2002	2008
Olivier Bazil	Director	2002	2008
Gilles Schnepp	Director	2002	2008
Nigel Hammond	Director	2003	2008
Frank Schmitz	Director	2003	2008
Benoît Valentin	Observer	2004	2005

Our board is composed of eleven members. See “Item 7 Major Shareholders and related party Transactions”. Our three most senior executive officers or those of our subsidiaries are members of the board of directors. KKR, Wendel and certain other consortium members have the right to designate individuals for appointment as directors as follows: (i) three directors may be designated by Wendel, (ii) three directors may be designated by KKR, and (iii) two directors may be designated, on a rotating basis, by the other consortium members which hold at least €50 million of securities of Lumina Parent. Pursuant to the investors’ agreement, Wendel is entitled to select one of the directors to serve as chairman of the board of directors. Wendel selected Ernest-Antoine Seillière, who was appointed chairman of our board of directors. Pursuant to the investors’ agreement, if either KKR or Wendel holds less than €500 million of securities of Lumina Parent, then all three of its designees must resign from our board of directors. However, so long as KKR or Wendel continues to hold at least €50 million of securities of Lumina Parent, it will be entitled to participate in the rotation for the designation of two directors by our other investors. See “Item 7 Major Shareholders and related party Transactions “. Pursuant to the investors’ agreement, if the designees of Wendel or KKR are required to resign from the board of directors, the other of them will have the right to designate three additional directors to replace the directors so resigning.

B Compensation

In 2004 we paid a compensation to Mr. Grappotte as Chief Executing Officer of Legrand in an amount of €220,000.

Each member of our board of directors holds only director qualifying shares, which amount to less than one percent of our ordinary share capital.

In 2004, the aggregate compensation that Legrand SA and its subsidiaries paid to directors and executive officers of Legrand SA was approximately €1.0 million. This amount includes the compensation to directors and executive officers in all capacities with respect to Legrand SA and its subsidiaries. In 2004, Legrand SA paid no directors’ fees (jetons de présence).

Back to Contents

Please find below remuneration and other compensation received by the two executive officers and directors of Legrand SA in the financial year ended December 31, 2004.

	Legrand SA
	Annual remuneration	All other compensation

(1)	(€)
Gilles Schnepp	315,000	199,900
Olivier Bazil	310,000	176,723

(1)	Amounts include bonuses which are approved in a financial year prior to the financial year in which they are paid.

In January 2004, a total amount of €648,600 has been paid to Mr. Grappotte in connection with his retirement indemnity and his 2003 bonus. In 2001, Legrand SA entered into an agreement with an insurance provider to provide pension, retirement or similar benefits to the French members of Legrand SA’s senior management responsible for day-to-day operations. Legrand SA’s obligations under such agreement as of December 31, 2004 were estimated at approximately €12.1million. Of such amount, approximately €1.9 million was accrued as of December 31, 2004. The senior management is made up of eleven members, including three social representatives.

The French members of Legrand SA’s senior management responsible for day-to-day operations are entitled to receive a retirement premium. The retirement premium is calculated to ensure that the beneficiaries receive a total retirement pension equal to 50% of the average of the two highest annual remuneration amounts received by such member during the last three years of service at Legrand. To receive the retirement premium, the member must be at least 60 years old and must have been employed by Legrand SA for at least ten years. If such member dies, Legrand will pay 60% of the retirement premium to the member’s surviving spouse.

Mr. Bazil and Mr. Schnepp are, subject to certain conditions, each entitled to receive (i) a severance payment of approximately €0.8 million payable upon termination, provided such termination was not for gross misconduct and (ii) compensation for signing a covenant not to compete of approximately €0.8 million payable upon termination of employment.

As of December 31, 2004, the total number of stock options held by the chairman and thetwo executive officers and directors of Legrand SA was 76,106 issued under the 1999 plan and the 2001 plan.

Except as discussed above, no member of the board of directors of Legrand Holding or any of its executive officers are entitled to retirement or termination benefits. None of Legrand Holding’s nor Legrand SA’s executive officers and directors owns any other options to subscribe or purchase shares of any of Legrand SA’s subsidiaries.

C Board practices

Committees

Our board of directors has a business committee, an audit committee and a compensation committee. The members of these committees do not receive any fees or other remuneration for their services as committee members.

The business committee is comprised of two representatives of each of KKR and Wendel, our Chief Executive Officer, who serves as chairman of the committee, and two of our subsidiaries’ additional senior executive officers. The current members of the business committee are Mr. Gilhuly and Mr. Garaïalde, representatives of KKR, Mr. Lafonta and Mr. Fayet, representatives of Wendel, Mr. Grappotte, chairman of the committee, Mr. Schnepp and Mr. Bazil. The committee can invite non-voting observers to attend its meetings. The business committee is responsible for approving our annual budget and investments made by us and our subsidiaries. The business committee must submit reports to the board of directors, particularly with regard to its approval of the annual budget and investments.

Back to Contents

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

The compensation committee is comprised of two representatives of each of KKR and Wendel, with the chairman of the committee selected from and by such representatives. The current members of the compensation committee are Mr. Gilhuly and Mr. Garaïalde, representatives of KKR, and Mr. Seillière and Mr. Lafonta, representatives of Wendel. The compensation committee can invite non-voting observers to attend its meetings. The compensation committee is responsible for determining the compensation of our managers and those of our subsidiaries, including Legrand SA. The compensation committee does not, however, determine any directors’ fees. The compensation committee is also responsible for allocating stock options to our management and employees and those of our subsidiaries.

Corporate Governance of Legrand Holding

Pursuant to the investors’ agreement, the consortium members have agreed that all matters relating to ourselves will be decided by our board of directors by simple majority vote, except for several matters in respect of which each of KKR and Wendel have veto rights and without prejudice to the powers expressly reserved to the shareholders. See “Item 7 Major Shareholders and related party Transactions”. In the event of an equality of votes for a decision that requires only a simple majority vote, the chairman of the board will have the right to cast the deciding vote. Wendel is entitled to designate the chairman of the board.

We are a French limited liability company, a société anonyme, governed by French law and its bylaws (statuts). All matters not governed by the bylaws are determined in accordance with French law. The bylaws also determine which decisions require shareholder approval, in addition to those decisions which pursuant to the requirements of French law have to be approved only by the shareholders.

In accordance with French law governing French limited liability companies, sociétés anonymes, and without prejudice to the powers expressly reserved to the shareholders, our business is managed by our board of directors (conseil d’administration). Under French law, a director can be an individual or a legal entity. According to our bylaws, our board of directors must be made up of at least three but no more than eighteen directors. Our board of directors currently has twelve directors.

Our bylaws allow the board of directors to appoint, upon the proposal of the chairman, one or more observers for one (1) year. The board of directors may, at any time, dismiss the observer and replace the observer. The observer is notified of the meetings of the board of directors in the same way as the directors, as discussed below. The observer has access to the same information and shall receive the same documentation in connection with the meetings of the board of directors as the directors. The observer is under the same obligations as the directors, including those obligations regarding discretion, confidentiality and related party transactions. The observer does not have the right to vote on any matter under consideration by the board of directors, but has the right to address the board. The observer’s comments shall be included in board minutes. We do not compensate the observer.

Our board of directors appoints our chairman of the board (président du conseil d’administration) and our Chief Executive Officer (directeur général). The board of directors has the power to determine whether we are managed by the chairman or the Chief Executive Officer. Under French law, the chairman and the Chief Executive Officer must be individuals. The chairman must be chosen from among the directors. The

Back to Contents

Chief Executive Officer can be chosen from among the directors or can be a third party. Article L. 225-51-1 of the French Commercial Code (code de commerce) allows the board of directors to appoint the same person as chairman and Chief Executive Officer or to appoint one individual to each position. Pursuant to the investors’ agreement, the consortium members have agreed that the positions of our chairman and Chief Executive Officer must be held by different individuals. The board of directors may remove the chairman at any time, with or without cause. The board of directors may remove the Chief Executive Officer at any time for cause unless the Chief Executive Officer is also the chairman, in which case the Chief Executive Officer may be removed without cause. The board of directors determines the remuneration of the chairman and the Chief Executive Officer. The chairman and the Chief Executive Officer, in their capacity as directors, can vote on a resolution concerning their remuneration.

Our board of directors has appointed Mr. Seillière to serve as chairman and Mr. Grappotte to serve as Chief Executive Officer. As chairman, Mr. Seillière organizes and manages the work of the board of directors, reports upon the work of the board of directors to the shareholders’ meeting and ensures that the directors fulfill their duties. As Chief Executive Officer, Mr. Grappotte exercises the broadest powers to act in our name in all matters, within the limits of our corporate purpose and without prejudice to the powers expressly reserved by law to the shareholders’ meeting and the board of directors.

French law allows the board of directors to appoint up to five executive officers (directeurs généraux délégués) to whom the board of directors can delegate general or specific powers, with the consent of the general manager. The Chief Executive Officer nominates the executive officers and the board appoints them and determines their specific management powers, responsibilities and remuneration. Since 2004, we paid compensation to the Chief Executive Officer of Legrand Holding. Under French law, an executive officer, like the Chief Executive Officer, has broad powers to act in our name. Our bylaws specify that the executive officers’ powers cannot be greater than those of the Chief Executive Officer. The board of directors may remove the executive officers for cause at any time upon the proposal of the Chief Executive Officer. The executive officers, if they are directors, can vote on a resolution concerning their remuneration.

Pursuant to the investors’ agreement, the board of directors shall meet whenever required, but no fewer than six (6) times per year. Any director may request that the chairman convene a meeting of the board of directors by written notice. Wendel has agreed to cause the chairman to (i) call a meeting whenever requested by any other director designated by a consortium member, (ii) consult with each director designated by a consortium member before setting the date of any meeting of the board of directors and (iii) take into account, to the greatest extent possible, the scheduling conflicts of each of the directors.

Within two (2) business days (as defined in the investors’ agreement) of receipt of the notice sent by a director requesting that the chairman call meeting of the board of directors, the chairman must send a convening notice to each director, each observer and each consortium member entitled to designate a director or observer, pursuant to the investors’ agreement, but which at the time of such board meeting has not done so. All convening notices must specify the time, the date (which shall be at least 10 days after the date of the convening notice) and the place of the meeting of the board of directors. The convening notice must also contain the agenda, to which a director may add a matter at least five days in advance of the meeting of the board of directors. Any consortium member (other than KKR and Wendel) entitled to designate a director but which at the time of such board meeting has not done so, may request that a director place a matter on the agenda on its behalf. If the notice requirements are not satisfied, valid resolutions may nevertheless be adopted if each director signs a waiver of notice or attends the meeting of the board of directors in person or by proxy.

Pursuant to the investors’ agreement, a quorum consists of one-half of the directors including at least two directors designated by each of KKR and Wendel, or one such director representing the other by proxy. Decisions of the board of directors are taken by a vote of the majority of the directors present or represented by other directors, subject to KKR’s and Wendel’s veto rights. In the event of a tie, the chairman casts the deciding vote, subject to KKR’s and Wendel’s veto rights. See “Shareholders — Veto Rights of KKR and Wendel.” A director can vote by proxy by giving a proxy to another director, but a director can only hold one proxy per meeting of the board of directors. Directors represented by another director at a meeting of the board of directors do not count for purposes of determining the existence of a quorum. Wendel and KKR

Back to Contents

must cause the directors that they designate, who are not physically present at the board meeting, to take part in the board meetings by video conference (subject to any restrictions imposed by French law or the bylaws) or, if a proxy is given to a director physically present at the meeting, by video conference. All meetings of the board of directors must be conducted in English. Minutes of the board must be kept in French and in English.

The board of directors has the power to form committees and determine the composition and duties of such committees. Our board of directors has a business committee, an audit committee and a compensation committee, composed as follows: (i) the business committee is composed of at least six members, comprising two representatives of each of KKR and Wendel, our Chief Executive Officer, who serves as chairman of the committee, and two of our or our subsidiaries’ additional senior executive officers; (ii) the audit committee is composed of at least four members, comprising two representatives of each of KKR and Wendel, and the chairman to be selected from and by such representatives; and (iii) the compensation committee is composed of at least four members, comprising two representatives of each of KKR and Wendel, with the chairman to be selected from and by such representatives. The audit committee is required to provide an opinion to our board of directors with respect to its examination of the accounts. Further, the audit committee must determine whether the accounting methods used properly account for major risks, verify whether internal procedures are sufficient to guarantee that the information necessary to properly prepare the accounts is gathered and review the internal audit guidelines. The audit committee must also provide an opinion to our board of directors regarding the renewal or nomination of the auditors, examine all financial and auditing questions submitted to it by the chairman of the committee or our non-executive chairman and review all questions concerning conflicts of interest submitted to it.

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

Under French law, the board of directors convenes shareholders’ meetings and presents our financial statements to the shareholders for their approval. The board must give 15 days notice of shareholders’ meetings. Our shareholders’ meetings must be held at our registered office or elsewhere in France, as specified in the notice of the meeting. Shareholders can, under conditions imposed by law and regulations, vote by proxy or by mail, either in paper form or in any other form as the board decides and indicates in the notice convening the meeting. A shareholder can participate in shareholders meetings by videoconference or electronic telecommunication or transmission, as permitted by law (and notified by the board or the chairman of the board) and shall be deemed present for quorum and majority purposes. Under certain circumstances, annual general meetings and extraordinary general meetings can be convened by our statutory auditors, by an agent designated in court or by a shareholder holding a majority of the shares or voting rights of the company.

Directors are required to comply with applicable laws and regulations and the company’s bylaws. Under French law, directors may be held liable for (i) violations of French legal or regulatory requirements relating to French limited liability companies (sociétés anonymes), (ii) violations of the bylaws or (iii) our mismanagement. Directors are held individually and jointly liable for such actions. An executive officer can be held individually liable for his actions if such actions are deemed contrary to our interests. In the case of misconduct of the board of directors, a director will be discharged from joint liability if such director was not a party to the violation, provided that no misconduct is attributable to such director and such director objects to the behavior that constitutes the violation in the minutes of the meeting of the board of directors.

Back to Contents

Directors’ power to vote on agreements in which they are interested.

Under French law, all agreements (except agreements in the ordinary course of business entered into on an arm’s length basis) between a French limited liability company (société anonyme) and one of its directors, its Chief Executive Officer (Directeur Général) or one of its other executive officers, either directly or through an intermediary, are subject to a special approval procedure, in accordance with article L. 225-38 et seq. of the French Commercial Code (code de commerce). Moreover, article L. 225-38 of the French Commercial Code provides that an agreement entered into between a French limited liability company (société anonyme) and any of its shareholders holding more than 5% of the company’s voting rights is subject to the same procedure. If a shareholder is a corporation, the company that controls such shareholder is subject to the same procedure. The interested party must (i) inform the board of directors of the agreement and (ii) obtain its authorization before the transaction is entered into. The chairman must inform the statutory auditors of such agreement within one month of its execution. The shareholders’ meeting must then approve such agreement after the statutory auditors present a report. If the shareholders’ meeting refuses to approve the agreement, third parties may still rely on it, unless it is deemed fraudulent and void. However, the director, the Chief Executive Officer (Directeur Général), the other executive officer or the shareholder, as the case may be, will be held liable to the company for any loss incurred by the French limited liability company (société anonyme) in connection with the agreement. The party to the agreement may not participate in the board vote or in the vote of the shareholders meeting. A director, the Chief Executive Officer (Directeur Général), the other executive officer or a shareholder, as the case may be, must disclose to the chairman agreements made with the company in the ordinary course of business on an arm’s length basis. The chairman must communicate a list of such agreements, indicating each agreement’s purpose, to the board and to the statutory auditors.

Pursuant to the investors’ agreement, a director may not be counted in the quorum or entitled to vote or participate in any deliberation in respect of (i) any action by us or any of our subsidiaries against the investor that nominated such director, (ii) any action by the consortium member (or any of its affiliates) that nominated such director against us or any of our subsidiaries, (iii) any action in which such director, the consortium member that nominated such director or any of their affiliates (as defined in the investors’ agreement) has a financial or other interest in conflict with our interests or those of our subsidiaries or (iv) any contract or other arrangement between the investor that nominated such director or any of its affiliates and ourselves or any of our subsidiaries, unless such interest is fully disclosed to our board of directors and waived unless prohibited by applicable law by a simple majority of the disinterested directors of our board of directors.

Directors’ powers to vote on own compensation

Under French law, in consideration for services to the board of directors, directors are entitled to receive directors’ fees (jetons de présence). Directors’ fees are fixed by the shareholders’ meeting and are then allocated by the board of directors. The board of directors may also grant to its directors additional directors’ fees approved on a case-by-case basis for specific assignments. A director cannot vote for his own remuneration. If the director votes, the decision is void. The board of directors can authorize the reimbursement of travel and accommodation expenses and other expenses incurred by the directors in the corporate interest. It was decided not to pay any director’s fees during 2003.

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

The French Commercial Code (code de commerce) strictly forbids loans by a company to its directors, unless the director is a legal entity. Companies cannot provide overdrafts for directors or guarantee directors’

Back to Contents

obligations. The prohibition also applies to the general manager and executive officers, the permanent representative of company to the board, spouses or heirs of such persons and other intermediaries.

Age requirements for retirement of directors.

Our bylaws provide that the directors in office cannot be older than 75 years old. Furthermore, the chairman, Chief Executive Officer and any executive officers (directeur général délégué) who reaches the age of 75 is deemed to retire automatically. A director holds office for six (6) years. Directors are eligible for re-election. A director’s office expires immediately after the shareholders ordinary general meeting that approves the accounts of the fiscal year and held in the year during which the office of the director expires.

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

Back to Contents

D Employees

The following table sets forth the average number of employees, including temporary employees, that we employed in 2002, 2003 and 2004. The table divides employees by geographical area and main category of activity.

	2002	2003	2004

By geographical areas:
France	35%	35%	34%
Italy	12%	12%	13%
Rest of Europe	19%	19%	17%
United States & Canada	12%	11%	11%
Other countries	22%	23%	25%
By category of activity:
Manufacturing	66%	65%	64%
Administration, General Services and R&D	21%	21%	21%
Marketing and Sales	13%	14%	15%
Total number of employees (weighted average for period)	27,017	25,845	25,291

We try to maintain an appropriate number of employees corresponding to the economic climate. We also aim to employ an adequate number of employees to manage client relationships and develop new products. Since 2001, we have reduced our workforce in response to the global economic downturn and subsequent decline in demand for our products. Nevertheless we continue to focus on marketing and sales to improve our market shares. For example, in 2004, we have increased our weighted average marketing and sales headcount by 2.8% (103 employees) while reducing our production and administrative weighted average workforce by 3.0% (656 employees). Whenever possible, we reduce our workforce through voluntary employee reduction plans such as in France with an early retirement plan that has been launched in 2002. In 2004, we have closed plants in the UK, Austria, Mexico, and France.

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

Employee profit sharing expense amounted to €27.7 million for the year December 31, 2004.

Employee Stock Option Plans

Legrand Holding Employee Stock Option plan

      We have a stock option plan under which stock options may be granted to purchase a specified number of common shares at an exercise price of €1.00/share and for a term of 9 years. Pursuant to the terms of the plan, stock options may be granted, at the discretion of the board of directors, to substantially all employees. Employees may not vest in any options, except upon the occurrence of certain specified events, prior to the eight-year anniversary of the date of the grant. In addition, the vesting of options is contingent upon the internal rate of return achieved with respect to Lumina Parent’s (our ultimate parent) investment in us. As of December 31, 2004, we had 1,692,653 options available for grant pursuant to existing authorizations under approved plans.

Back to Contents

A summary of the activity pursuant to our stock option plan is presented below:

Subscription plan

Balance at the end of 2002	0

Options granted	9,555,516
Options exercised	0
Options cancelled	(597,000)

Balance at the end of 2003	8,958,516

Options granted	2,298,200
Options exercised	0
Options cancelled	(602,200)

Balance at the end of 2004	10,654,516

None of the outstanding options is exercisable as of December 31, 2004.

The fair value of the underlying shares at the dates of grant and at December 31, 2003 was €1.0 per share. No compensation cost has been recorded in 2003. As at December 31, 2004, that fair value is €1.4 per share. A compensation cost of €2.5 million has been recognized in the expenses of the year.

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

On November 13, 2001, Legrand SA established a new stock subscription plan open to all French employees meeting certain limited employment qualifications which options could be granted at a price equal to the average opening market price of the shares on the Paris stock exchange for twenty trading days prior to November 13, 2001. The options may not be exercised for 4 years subsequent to the date of the grant and may be exercised for a period of 3 years subsequent to that date.

Holders of stock options granted by Legrand SA (other than holders of stock options granted in 2001) have the right to exchange the common and preferred non-voting shares resulting from the exercise of such stock options for Schneider shares’ pursuant to an undertaking provided by Schneider to the holders of such stock options during its public tender offer for Legrand SA.

On December 10, 2002, Legrand SAS and Schneider entered into a call and put option agreement whereby Schneider has agreed that it will sell to Legrand SAS, if Legrand SAS so wishes, and Legrand SAS has agreed to purchase, if Schneider so wishes, all common and preferred non-voting shares of Legrand SA held by Schneider as a result of the exercise of such stock options. The call options is exercisable by Legrand SAS for a period of six months from the date on which Schneider becomes the recorded owner of the relevant Legrand SA shares and the put option may be exercised by Schneider after six months and fifteen days from the date on which Schneider becomes the recorded owner of the relevant Legrand SA shares and in no event later than twelve months after such date.

Back to Contents

Options subject to Schneider’s stock options undertaking have exercise periods that continue through and until November 2007.

The shareholders meeting of Legrand SA approved major distribution of reserves for €375 million in 2003 and for €675 million beginning 2004. In consequence the value and the number of options have been adjusted.

For the details relating to Legrand SA Employee Stock option plans, please refer to note 12 to our financial statements.

As of December 31, 2004, the total number of outstanding options to purchase or to subscribe for ordinary shares of Legrand SA held by our employees, including managers and executive officers, represented 552,582 new ordinary shares of Legrand SA, or approximately 2.00% of the fully-diluted outstanding ordinary share capital of Legrand SA.

In 2004, options were exercised in relation to 4,046 preferred non-voting shares of Legrand SA at an exercise price of €61.77 per share and options were exercised in relation to 7,520 ordinary shares of Legrand SA at an exercise price of €121.20 per share. All of the exercised options were issued in 1998 pursuant to the 1994 plan. Mr. Grappotte exercised options in relation to 3,418 ordinary shares of Legrand SA, Mr. Bazil exercised options in relation to 3,418 ordinary shares of Legrand SA and Mr. Schnepp exercised options in relation to 3,235 preferred non-voting shares of Legrand SA.

Back to Contents

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A Major shareholders

Simplified Equity Ownership Structure

All of our issued and outstanding share capital is owned by Lumina Participation SARL and all of the issued and outstanding share capital of Legrand SA (other than directors’ qualifying shares and shares subject to outstanding employees’ and managers’ stock options) are owned by Legrand SAS. For a description of employee and management stock options see “Item 6 Directors, Senior Management Employees”

Back to Contents

All of the issued and outstanding share capital of Legrand SAS is owned by us. All of our issued and outstanding share capital (other than directors’ qualifying shares) is owned by Lumina Participation. Lumina Participation is owned 99.5068% by Lumina Parent and 0.3285% by Lumina Management and 0.1647% by Lumina Financing 2 SCA. In addition, Lumina Management holds warrants to acquire additional shares of Lumina Participation. Lumina Parent is owned by funds managed by KKR (37.4)%, Wendel (37.4)%, WestLB group (11.3)%, funds managed or advised by MPE (6.5%), funds managed or advised by affiliates of the Goldman Sachs Group, Inc. (5.7)% and the Family Investors (1.7)%.

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

The number of shares beneficially owned by each shareholder in the table below has been determined according to the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purposes. Under such rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and includes, for any shareholder, shares which that holder has the right to acquire within 60 days. As a consequence, several persons may be deemed to be the “beneficial owners” of the same shares. Unless otherwise noted in the footnote to the tables below, each shareholder named below has sole voting and investment power with respect to the shares shown as beneficially owned. Unless otherwise noted, the percentage ownership of each shareholder is calculated based on 7,558,169 outstanding ordinary shares of Lumina Parent and 477,778 outstanding ordinary shares and 7,113,321 outstanding preferred shares of Lumina Participation.

Lumina Parent

Name and Address of Beneficial Owner	Title of Class	Amount	Percentage of Class

KKR Europe Limited(1)	Ordinary	1,690,003	22.36%
KKR 1996 Overseas Limited(1)	Ordinary	572,317	7.57%
KKR Millennium Limited(1)	Ordinary	563,334	7.45%
Total	Ordinary	2,825,654	37.39%

Wendel(2)
Trief Corporation S.A.	Ordinary	928,611	12.29%
Oranje Nassau Groep B.V.	Ordinary	1,897,043	25.10%
Total	Ordinary	2,825,654	37.39%

WestLB AG(3)	Ordinary	858,173	11.35%
West Luxcon Holdings S.A.	Ordinary	858,173	11.35%
MPE(4)	Ordinary	493,450	6.53%
Elec Sub S.A.	Ordinary	493,450	6.53%
Goldman Sachs Group Inc.(5)
GSCP 2000 Onshore Lumina Holding Sarl	Ordinary	249,079	3.30%
GSCP 2000 Lumina Holding Sarl	Ordinary	180,008	2.38%

Total	Ordinary	429,087	5.68%

(1)
Ordinary shares shown as beneficially owned by KKR Europe Limited are owned of record by Financiere Light SARL KKR Europe, Limited is the general partner of KKR Associates Europe, Limited Partnership which is the general partner of KKR European Fund, Limited Partnership. KKR European Fund, Limited Partnership is the sole shareholder of Financiere Light SARL.

Back to Contents

Ordinary shares shown as beneficially owned by KKR 1996 Overseas, Limited are owned of record by Financiere Light II SARL. KKR 1996 Overseas Limited is the general partner of KKR Associates II (1996), Limited Partnership which is the general partner of KKR 1996 Fund (Overseas), Limited Partnership. KKR 1996 Overseas Limited is the general partner of KKR Partners (International), Limited Partnership. KKR 1996 Fund (Overseas), Limited Partnership and KKR Partners (International), Limited Partnership are the sole shareholders of Financiere Light II SARL.

Ordinary shares shown as beneficially owned by KKR Millennium Limited are owned of record by Financiere Light IV SARL. KKR Millennium Limited is the general partner of KKR Associates Millennium (Overseas), Limited Partnership which is the general partner of KKR Millennium Fund (Overseas), Limited Partnership. KKR Millennium Fund (Overseas), Limited Partnership is the sole shareholder of Financiere Light IV SARL.

The members of KKR Europe Limited and KKR 1996 Overseas Limited are Henry R. Kravis, George R. Roberts, Todd A. Fisher, Edward A. Gilhuly, Perry Golkin, James Greene Jr., Johannes P. Huth, Michael W. Michelson, Alexander Navab, Paul E. Raether, Robert I. MacDonnell, Michael T. Tokarz and Scott M. Stuart. Messrs. Kravis and Gilhuly are also directors of Lumina Parent. The members of KKR Millennium Limited are Henry R. Kravis, George R. Roberts, Todd A. Fisher, Edward A. Gilhuly, Perry Golkin, James Greene Jr., Johannes P. Huth, Michael W. Michelson, Alesander Navab, Paul E. Raether, Scott M. Stuart, Marc S. Lipschultz, Jacques Garaialde and Reinhard Gorenflos. Each of such individuals may be deemed to share beneficial ownership of the shares shown as beneficially owned by KKR Europe Limited, KKR 1996 Overseas, Limited and KKR Millennium Limited. Each of such individuals disclaims beneficial ownership of such shares. The address of each of KKR Europe Limited, KKR 1996 Overseas, Limited and KKR Millennium Limited is Ugland House, P.O. Box 309 GT, George Town, Grand Cayman, Cayman Islands, B.W.

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

Lumina Participation

Name and Address of Legal Owner	Title of Class		Amount	Percentage of Class

Lumina Parent (1)	Preferred		7,113,321	100.00%
Lumina Parent (1)	Ordinary	(4)	440,338	92.16%
Lumina Management (2)	Ordinary	(4)	24,940	5.22%
Lumina Financing (3)	Ordinary	(4)	12,500	2.62%

(1)	The address of Lumina Parent is 50 rue de Beggen, BP 5014, L1050 Luxembourg.
(2)	The address of Lumina Management is 82, rue Robespierre, 93170 Bagnolet, France.

Back to Contents

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

(4)
Ordinary shares in Lumina Participation are not entitled to any distribution until Lumina Parent’s original investment has been reimbursed and Lumina Parent has received a 10% return on the investment compounded annually. Thereafter, ordinary shares receive 90% of all distributions.

Investors’ Agreement

Pursuant to the investors’ agreement entered into on the date of the closing of the acquisition of Legrand SA, the consortium members have agreed to provisions regarding:

•	the composition of Lumina Parent’s and our board of directors,

•	the procedures for management and governance of Lumina Parent and its subsidiaries, including us,

•	the rights and obligations of each investor in Lumina Parent,

•	the conditions under which a public or private sale of all or part of Lumina Parent or any of its subsidiaries, including us, may take place, and

•	the conditions under which transfers of Lumina Parent’s, our or certain of our subsidiaries’ shares may take place.

The investors’ agreement shall terminate upon the earlier of (i) the written agreement of the parties, (ii) an initial public offering or listing of the shares of Lumina Parent or any of its subsidiaries or (iii) the twentieth anniversary of the closing date of the acquisition of Legrand SA. Prior to the termination of the investors’ agreement in connection with an initial public offering or listing of the shares of Lumina Parent or any of its subsidiaries, the consortium members have agreed to enter into a registration rights agreement. See “— Initial Public Offering and Registration Rights.”

For a summary of the provisions of the investors’ agreement relating to the composition of Lumina Parent and our board of directors, see “Management.” For a summary of the provisions of the investors’ agreement relating to governance of Lumina Parent and its subsidiaries, including us, see “Corporate Governance.” Below is a description of the other material provisions of the investors’ agreement.

Veto Rights of KKR and Wendel

Pursuant to the investors’ agreement, each of KKR and Wendel will have veto rights over various matters, including any decision relating to:

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

Back to Contents

•	the hiring, firing and compensation of our or Lumina Parent’s Chief Executive Officer or any officer or executive member of management of ours or Lumina Parent’s or any subsidiaries;

•	the incurrence of indebtedness or guarantees in excess of €10 million;

•	sales or other dispositions of businesses or assets for consideration in excess of €10 million; and

•	the approval of our and our subsidiaries’ annual budget and rolling three-year business plan.

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

In connection with an initial public offering or listing of shares of Lumina Parent or any of its subsidiaries or subsequent offering of the primary shares of Lumina Parent or any of its subsidiaries, each of the consortium members will have the right to participate in the offering, on an equal basis, pursuant to customary “piggyback” registration rights. Each of KKR and Wendel also have certain demand registration rights and, in connection with any secondary offering of shares made pursuant to such rights, each of the members of the consortium will have the right to participate in any such secondary offering, on an equal basis, pursuant to customary “piggyback” registration rights. The persons who hold equity through Lumina Management will be entitled to the same registration rights as will managers that become investors in Lumina Parent or any of its subsidiaries and certain other transferees.

Transfers of Shares

Pursuant to the investors’ agreement, the consortium members have agreed to restrictions on the transfer of shares in Lumina Parent. Subject to the conditions set out in the investors’ agreement, transfers are permitted (i) in connection with the exercise of demand and “piggyback” registration rights summarized above, (ii) to affiliates and other parties related to the transferring investor and (iii) subject to certain other exceptions.

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

In connection with the transfer by either KKR or Wendel of all (but not less than all) of its shares in Lumina Parent to a non-affiliated purchaser in a good faith transaction approved by both KKR and Wendel, the transferring investor will have the right to “drag along” the other equity investors by requiring them to transfer all (but not less than all) of their shares to the third party purchaser on the same terms and conditions, provided, however, that certain significant investors may request a fairness opinion in certain circumstances. If KKR or Wendel, as the case may be, does not exercise its “drag along” right, or in the case

Back to Contents

of a good faith transfer by a member of the consortium other than KKR or Wendel to a non-affiliated purchaser that has been approved by KKR and Wendel, each of the other Equity Investors may elect to “tag along” in the transaction by requiring KKR or Wendel or the other members of the consortium, as the case may be, to cause the third party purchaser to purchase such other investor’s shares.

Transfers from the Fifth Anniversary of the Acquisition

On and after the fifth anniversary of the closing of the acquisition of Legrand SA and prior to an initial public offering or a listing of shares of Lumina Parent or any of its subsidiaries, no consortium member may transfer its shares in Lumina Parent other than in accordance with the conditions set out in the investors’ agreement as summarized below.

Transfers by KKR and Wendel.

If either KKR or Wendel intends to transfer its shares in Lumina Parent, it must transfer all (but not less than all) of its shares and must grant a right of first offer to the other of them.

Whenever KKR or Wendel, as the transferring investor, proposes to sell all of its shares to a third party purchaser, it will have the right to “drag along” the other equity investors by requiring each of them to sell all (but not less than all) of their shares on the same terms and conditions as the transferring investor. If the transferring consortium member does not exercise its “drag along” right, each of the other Equity Investors may elect to “tag along” in the transaction by requiring the transferring investor to cause the third party purchaser to purchase some or all of such other investor’s shares or a pro rata amount of such other investor’s shares, if the total number of shares to be sold by the transferring investor exceeds the number the purchaser is willing to purchase. Whenever KKR or Wendel, as the transferring investor, proposes to sell all of its shares to the other of them, each of the other investors may elect to “tag along” in the transaction.

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

Other Equity Arrangements

Lumina Management Shareholders’ Agreement

Certain senior managers of Legrand SA have agreed to invest in connection with the acquisition of Legrand SA through a dedicated investment company, Lumina Management, in the equity of Lumina Participation. The following is a summary of certain provisions of the articles of association of Lumina Management and the shareholders’ agreement relating to Lumina Management.

Drag-Along Rights

In the event of a change of control (as such term is defined in the Lumina Management Shareholders’ Agreement, including, in the event the drag-along right is exercised pursuant to the investors’ agreement) of Lumina Parent, Lumina Participation, ourselves or Legrand SAS, Lumina Parent shall have the right to require each of the shareholders of Lumina Management to sell such shareholder’s shares in Lumina Management to the third party acquiring control.

Tag-Along Rights

In the event of a change of control in connection with which Lumina Parent was entitled to exercise its drag-along rights described above and has not done so, Lumina Parent shall request that the third party purchaser purchase all Lumina Management shares owned by the shareholders of Lumina Management. If the

Back to Contents

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

The warrants are exercisable until December 31, 2012, in the event of our initial public offering or in the event of a change of control of Lumina Parent, Lumina Participation, ourselves or Legrand SAS. whereby these companies are no longer controlled by any member of the Lumina Parent group or any affiliate thereof or the exercise of drag-along rights pursuant to the terms of the investors’ agreement. If the warrants have not been exercised by December 31, 2012, they lapse. The total number of warrants that can be exercised will be determined in accordance with the formulas set out in the terms and conditions of the warrants.

Lumina Management-Articles of Association

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

•
Retirement arrangements to the French members of Legrand’s senior management responsible for day-to-day operations. The retirement premium is calculated to ensure that the beneficiaries receive a total retirement premium equal to 50% of the average of the two highest annual remunerations amounts received by the member during the last three years of service at Legrand. To receive the retirement premium, the member must be at least 60 years old and must have been employed by Legrand for at least ten years. Upon such a beneficiary’s death, Legrand will pay 60% of the retirement premium to the beneficiary’s surviving spouse.

In connection with the acquisition of Legrand SA and related transactions, we entered into the following related party transactions:

Back to Contents

•	investors’ agreement. See “Item 7 Major Shareholders and Related Party Transactions.”

•
Lumina Management SAS, Lumina Management, shareholders’ agreement. See “Item 7 Major Shareholders and Related Party Transactions-Other Equity Arrangements-Lumina Management Shareholders’ Agreement.” and note 29 of the 2004 financial statement.

•	The Subordinated Shareholder PIK loan. See “Item 5 Operating and Financial Review and Prospects”

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

Not applicable

ITEM 8. FINANCIAL INFORMATION

A Consolidated Statements and Other Financial information

See “Item 18. Financial Statements” for a list of financial statements contained in this annual report

Sales outside of France

Net Sales outside of France for 2004 amounted to €2,110.8 million which represents 72.1% of total net sales.

B Significant Changes

None

ITEM 9. THE OFFER AND LISTING

A Offer and Listing Details

Not applicable

B Plan of distribution

Not applicable

C Markets

Not applicable

D Selling Shareholders

Not applicable

E Dilution

Not applicable

Back to Contents

F Expenses of the issue

Not applicable

ITEM 10. ADDITIONAL INFORMATION

A Share Capital

Not applicable

B Memorandum and articles of association

Pursuant to Article 2 of its bylaws, our purpose is the acquisition, subscription, sale, holding or contribution of shares or other securities in any company and the operation of all related activities in any country.

See “ Item 6 C Board practices” and “Item 7 A Major Shareholders and Related Party Transactions”

C Material Contracts

We believe that except for the credit facility and the related security arrangements, the indenture and the swap arrangements described in “Item 5. Operating and Financial Review and Prospects — Credit Facility” there are no material contracts, other than those entered into in the ordinary course of business, to which we are a party for each of the years ended December 31, 2002, 2003 and 2004.

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

E Taxation

Not applicable

F Dividends and paying agents

Not applicable

G Statement by Experts

Not applicable

H Documents on display

The documents concerning us can be inspected at the Company’s principal offices located at 128, avenue du Maréchal de Lattre de Tassigny, 87000 Limoges Cedex, France (telephone number (33) 5-55-06-87-87). The telephone number of our financial information department is (33) 1-49-72-53-53. The Internet address of our financial information website is www.finance.legrandelectric.com.

I Subsidiary Information

Not applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A Financial Risk Management

Our financial risk management focuses on the major areas of credit risk, market risk and liquidity risk.

Back to Contents

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

We estimate that, all other things being equal, a further 10% increase in the exchange rate of the euro against all other currencies in 2004 would have resulted in a decrease in our sales of approximately €107 million and a decrease in our operating income of approximately €9 million for the year ended December 31, 2004.

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

Based on our total debt outstanding as of December 31, 2004, we estimate that a 100 basis point increase in interest rates (with respect to our variable rate debt) would not result in a decrease in our annual net income before taxes of more than €10 million.

Under the interest rate hedging swaps entered into by us in connection with the subordinated perpetual notes, or TSDIs, and the $400 million 8.5% Yankee bonds, or Yankee bonds, Legrand SA is to post collateral if the valuation agent on any given valuation date establishes, on a marked-to-market basis, that the counterparty’s exposure to the credit risk of Legrand SA exceeds then posted amounts. Following the acquisition of Legrand SA, Legrand SA deposited €76 million in an account pledged to Credit Suisse First Boston International (the swap counterparty). Legrand SA also deposited a further €74 million in an account with the facility agent for the senior credit agreement which could be used to cover additional cash collateral obligations. As a consequence of the execution of the “Facility Agreement”, the bank deposit has been released accordingly.

It is possible that Legrand SA may be required to provide additional collateral exceeding amounts already on deposit. As of December 31, 2004, we had €27.0 million on deposit related to these arrangements.

Back to Contents

In order to manage our exposure to fluctuations in interest rates, Legrand SA has hedged its obligation to pay interest on the TSDIs using interest rate swaps. After accounting for the swap agreements, the effective interest rates amounted to 9.6% per year in 2002, 10.7% per year in 2003 and 10.3% per year in 2004 of the average residual carrying value of the TSDIs. See note 14 to our audited consolidated financial statements for a table of the amortization of the residual carrying value.

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

At the beginning of February 2003, we entered into cross currency interest rate swap with respect to the Yankee bond pursuant to which the interest rate payable on $350 million principal amount was fixed at 4.6% per year until 2008. The remainder $50 million still bear a floating coupon (LIBOR + 0.53%).

In April 2003, we entered into a swap novation agreement where we sold the 2008-2025 maturity bracket of the Yankee bond swap for cash consideration of €56.8million. As a result, from February 2008 onwards, our Yankee Bond will pay a fixed 8.5 % coupon again.

In addition, Legrand SAS has entered into certain hedging arrangements for a notional amount of €800 million hedging loans related to the Facility agreement. We may enter into additional interest rate swap arrangements with respect to our floating rate debt.

Commodity risk

We are exposed to commodity risk arising from changes in the prices of raw materials and periodically use forward contracts to hedge our commitments to purchase raw materials. We had no commodity related forward contracts outstanding as of December 31, 2004. Approximately €330 million of our purchases for 2004 related to raw materials, resulting in market risk. While a 10% increase in the price of all of these raw materials would result in a theoretical increase of these costs by approximately € 33 million on an annual basis, we believe that, circumstances permitting, we could increase the sales prices of our products in the relative short term so as to mitigate the effect of such increases.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

Not applicable

Back to Contents

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15. CONTROLS AND PROCEDURES

At the end of December 2004, we carried out an evaluation , under the supervision and with the participation of our management, including the Chairman, the Vice-Chairman and Chief Executive Officer and Vice-Chairman and Chief Operating Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Chairman, the Vice-Chairman and Chief Executive Officer and Vice-Chairman and Chief Operating Officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to the group (including its consolidated subsidiaries) required to be included in our periodic SEC filings. Subsequent to the date of that evaluation, there have been no significant changes in our internal controls or in other factors that could significantly affect internal controls, nor were any corrective actions required with regard to significant deficiencies and material weaknesses.

ITEM 16. [RESERVED]

A Audit committee financial expert

Legrand Holding SA’s audit committee does not include a “financial expert” as that term is defined in applicable regulations. The members of the Legrand Holding SA’s audit committee have substantial experience in assessing the performance of companies and in understanding financial statements, accounting issues, financial reporting and audit committee functions. However, no member has comprehensive professional experience with both U.S. and French generally accepted accounting principles and financial statement preparation and analysis and, accordingly, the board of directors does not consider any of them to be a “financial expert” as that term is defined in applicable regulations. Nevertheless, the board of directors believes that the members of the Legrand Holding audit committee have the necessary expertise and experience to perform the functions required of the audit committee and, given their respective backgrounds, it would not be in the best interests of the company to replace any of them with another person to qualify a member of the audit committee as a “financial expert”.

B Code of Ethics

Legrand Holding’s board of directors has adopted by a resolution passed on April 30, 2004 a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer and all other persons performing similar functions from time to time. We have filed the text of this Code of Ethics as Exhibit 11 of this Annual Report.

A copy of our code of ethics is available, free of charge, by contacting the registered office of Legrand Holding at 128 Avenue du Maréchal de Lattre de Tassigny, 87000 Limoges France.

C Principal accountants fees and services

The fees paid by Legrand Holding SA and its subsidiaries to PricewaterhouseCoopers for Audit Services, Audit Related Services, Tax Services and Other Non-Audit Services in the years ended 2002, 2003 and 2004 are as follows:

	Year ended	Year ended	Year ended
	2004	2003	2002

Audit Services	1,965,340	1,897,669	1,869,881
Audit Related Services	411,907	764,348	646,119
Tax services	517,196	736,853	865,000
Other Non-audit Services	68,192	66,929	25,000

Total	2,962,635	3,465,799	3,406,000

Back to Contents

Audit Related Services consist principally of Audit Fees paid in relation with the squeeze out offer and acquisition process. Tax Services consist principally of tax audit and compliance review work. All of these services are pre-approved by the audit committee in accordance with the group internal procedure.

D Exemptions from the Listing Standards for Audit Committees

Not applicable

PART III

ITEM 17. FINANCIAL STATEMENT

See Item 19 for a list of financial statement filed under Item 18

ITEM 18. FINANCIAL STATEMENTS AND EXHIBITS

A Financial Statements

The financial information set out below relating to the operating income by geographic segments and interest expenses for the year 2004 differs from the financial information set out in note 27 in the Form 6-K filed with the Commission on February 8, 2005, the financial information set out below is the correct information.

The following financial statements are filed as part of this annual report, together with the report of the independent auditors:

Consolidated Financial Statements of Legrand Holdings SA:

Independent Auditors’ Report	F-2

Consolidated Statements of Income for the year ended December 31, 2004, for the year ended December 31, 2003, for the period from January 1, 2002 to July 31, 2002 and the period from August 1, 2002 to December 31, 2003 and the period from August 1, 2002 to December 31, 2002
F-3

Consolidated Balance Sheets as of December 31, 2004, 2003, and 2002	F-4

Consolidated Statements of Cash Flows for the year ended December 31, 2004, for the year ended December 31, 2003, for the period from January 1, 2002 to July 31, 2002 and the period from August 1, 2002 to December 31, 2003 and the period from August 1, 2002 to December 31, 2002
F-5

Consolidated Statements of Shareholders’ Equity for the year ended December 31, 2004, for the year ended December 31, 2003, and for the period from January 1, 2002 to July 31, 2002 and the period from August 1, 2002 to December 31, 2003 and for the year ended December 31, 2002
F-6

Notes to Consolidated Financial Statements	F-7

Consolidated Financial Statements of Legrand SA:

Independent Auditors’ Report	F-48

Consolidated Statements of Income for the period from January 1, 2002 to December 10, 2002	F-49

Consolidated Balance Sheet as of December 10, 2002	F-50

Consolidated Statement of Cash Flow for the period from January 1, 2002 to December 10, 2002	F-51

Consolidated Statements of Shareholder Equity for the period from January 1, 2002 to December 10, 2002 and for the year ended December 31, 2001	F-52

Notes to Consolidated Financial Statements	F-53

Back to Contents

B Exhibit Index

Exhibit No.	Description

1.	Articles of Association and Bylaws of Legrand Holding SA as amended (incorporated by reference to Form F-4 filed by FIMEP S.A. on August 7, 2003; file no. 333-105175).

2.1	Registration Right Agreement, dated February 12, 2003, among FIMEP S.A., Credit Suisse First Boston (Europe) Limited, Lehman Brothers International (Europe) and the Royal Bank of Scotland plc relating to the $350 million 10.5% dollar senior notes due 2013 and the €277.5 million 11% euro senior notes due 2013 (incorporated by reference to Form F-4 filed by FIMEP S.A. on August 7, 2003; file no. 333-105175).

2.2	Indenture, dated February 12, 2003, by and between FIMEP S.A. and The Bank of New York, as trustee, relating to the $350 million 10.5% dollar senior notes due 2013 and the €277.5 million 11% euro senior notes due 2013 (incorporated by reference to Form F-4 filed by FIMEP S.A. on August 7, 2003; file no. 333-105175).

2.3	Paying Agency Agreement, dated February 12, 2003, among FIMEP S.A., The Bank of New York and The Bank of New York (Luxembourg) S.A., relating to the $350 million 10.5% dollar senior notes due 2013 and the €277.5 million 11% euro senior notes due 2013 (incorporated by reference to Form F-4 filed by FIMEP S.A. on August 7, 2003; file no. 333-105175).

2.4	Terms and Conditions with respect to the 1990 Subordinated Perpetual Notes (incorporated by reference to Form F-4 filed by FIMEP S.A. on August 7, 2003; file no. 333-105175).

2.5	Terms and Conditions with respect to the FF 1,625 million tranche of the 1992 Subordinated Perpetual Notes (incorporated by reference to Form F-4 filed by FIMEP S.A. on August 7, 2003; file no. 333- 105175).

2.6	Terms and Conditions with respect to the FF 275 million tranche of the 1992 Subordinated Perpetual Notes (incorporated by reference to Form F-4 filed by FIMEP S.A. on August 7, 2003; file no. 333- 105175).

2.7	Indenture, dated February 1, 1995, by and between Legrand S.A. and Bankers Trust Company, as trustee, relating to the $400 million 8.5% debentures due February 15, 2025 (incorporated by reference to Form F-4 filed by FIMEP S.A. on August 7, 2003; file no. 333-105175).

2.8	Facility Agreement, dated December 17, 2004 as amended and restated on March 1, 2005, among Legrand Holding S.A, Legrand S.A., certain subsidiaries of Legrand Holding S.A., The Royal Bank of Scotland plc and BNP Paribas

2.9	Senior Funding Bonds Subscription Agreement, dated July 26, 2002 as amended and restated December 5, 2002, between FIMAF S.A.S. and Lumina Financing 1 SARL (incorporated by reference to Form F-4 filed by FIMEP S.A. on August 7, 2003; file no. 333-105175).

2.10	Senior Funding Bonds Guarantee, dated December 10, 2002, among FIMEP S.A. and certain subsidiaries of FIMEP S.A. listed therein and Lumina Financing 1 SARL (included in the Senior Funding Bonds Subscription Agreement filed as Exhibit 2.9).

2.11	Intercreditor Deed, dated December 17, 2004 among Lumina Parent SARL, Lumina Participation SARL, Legrand Holding S.A., Legrand S.A.S., certain subsidiaries of Legrand Holding S.A., The Bank of New-York, GP Financiere New Sub 1 S.C.S., BNP Paribas and other financial institutions listed therein, .

2.12	Deed of Priority, dated February 12, 2003, between Lumina Parent SARL, Lumina Participation SARL, FIMEP S.A., FIMAF S.A.S., GP Financiere New Sub 1 S.C.S., Lumina Holdings (Gibraltar) and The Bank of New York (incorporated by reference to Form F-4 filed by FIMEP S.A. on August 7, 2003; file no. 333-105175).

2.13	Subordinated Shareholder PIK Bonds Subscription Agreement, dated February 11, 2003, between FIMEP S.A. and GP Financiere New Sub 1 S.C.S. (incorporated by reference to Form F-4 filed by FIMEP S.A. on August 7, 2003; file no. 333-105175).

2.14	Vendor PIL Loan Agreement, dated December 10, 2002, among GP Financiere New Sub 1 S.C.S., Lumina Oarent SARL and Schneider Electric SA (incorporated by reference to Form F-4 filed by FIMEP S.A. on August 7, 2003; file no. 333-105175).

2.15	Euro subordinated intercompany funding loan, dated February 12, 2003, between FIMEP S.A. and FIMAF S.A.S. (incorporated by reference to Form F-4 filed by FIMEP S.A. on August 7, 2003; file no. 333-105175).

2.16	Deed of Assignment and Change, dated February 12, 2003, between FIMEP S.A. and The Bank of New York (incorporated by reference to Form F-4 filed by FIMEP S.A. on August 7, 2003; file no. 333- 105175).

2.17	Fiduciary Agreement, dated December 10, 2002, between Lumina Participation SARL, Dexia Banque Internationale, The Royal Bank of Scotland and Credit Suisse First Boston London Branch (incorporated by reference to Form F-4 filed by FIMEP S.A. on August 7, 2003; file no. 333-105175).

7	Computation of ratio of earnings to fixed charges.

8.	List of all subsidiaries of Legrand Holding SA (incorporated by reference to our Consolidated Financial Statements included elsewhere in this report).

11	Code of Ethics

12	Rule 13a-14(a) Certifications.

13	Rule 13a-14(b) Certifications.

Back to Contents

LEGRAND HOLDING SA

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004

Summary

Back to Contents

REPORT REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
to the Shareholders and Board of Directors of Legrand Holding SA

We have audited the accompanying consolidated balance sheets of Legrand Holding SA and its subsidiaries (the “Company”) as of December 31, 2004, 2003 and 2002, and the related consolidated statements of operations, of cash flows and of shareholders’ equity for the periods from January 1, 2002 to July 31, 2002, from August 1, 2002 to December 31, 2002, and from August 1, 2002 through December 31, 2003 and for each of the years ended December 31, 2003 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004, 2003 and 2002 and the consolidated results of their operations and their cash flows for the periods from January 1, 2002 to July 31, 2002, from August 1, 2002 to December 31, 2002 and from August 1, 2002 through December 31, 2003 and for each of the years ended December 31, 2003 and 2004 in conformity with generally accepted accounting principles in France.

Accounting principles generally accepted in France vary in certain important respects from accounting principles generally accepted in the United States. Information relating to the nature and effect of such differences is presented in Note 29 to the consolidated financial statements.

PricewaterhouseCoopers

Paris, France
February 8, 2005

Back to Contents

CONSOLIDATED STATEMENTS OF INCOME

FRENCH GAAP

	Statutory period from Jan 01, 2004 to Dec 31, 2004	Period from Jan 01, 2003 to Dec 31, 2003	Period from Aug 01, 2002 to Dec 31, 2002	Statutory period from Aug 01, 2002 to Dec 31, 2003	Statutory period from Jan 01, 2002 to Jul 31, 2002

	(€ in millions)

Net sales (note 1 (j))	2,926.3	2,761.8	222.0	2,983.8	0.00
Operating expenses (note 20 (a))
Cost of goods sold	(1,575.3)	(1,640.4)	(179.0)	(1,819.4)	0.00
Administrative and selling expenses	(758.9)	(733.5)	(64.0)	(797.5)	0.00
Research and development expenses	(251.0)	(258.5)	(113.0)	(371.5)	0.00
Other operating income (expenses)	13.0	17.3	6.0	23.3	0.00
Amortization of goodwill	(43.9)	(44.7)	(3.0)	(47.7)	0.00

Operating income (loss)	310.2	102.0	(131.0)	(29.0)	0.00

Interest income (expense) (note 21)	(241.0)	(194.3)	(20.0)	(214.3)	0.00
Loss on extinguishment of debt	(50.7)	0.0	0.0	0.0	0.00
Profits (losses) from disposal of fixed assets	5.3	(3.7)	(5.0)	(8.7)	0.00
Other income (expenses) (note 20 (b))	(14.0)	(40.4)	(6.0)	(46.4)	0.00

Loss before taxes, minority interests and equity in earnings of investees	9.8	(136.4)	(162.0)	(298.4)	0.00

Income taxes (note 22)	(39.0)	8.0	29.0	37.0	0.00

Net loss before minority interests and equity in earnings of investees	(29.2)	(128.4)	(133.0)	(261.4)	0.00

Minority interests	(1.2)	(0.9)	2.0	1.1	0.00
Equity in earnings of investees	2.6	2.4	2.0	4.4	0.00

Net loss attributable to Legrand Holding	(27.8)	(126.9)	(129.0)	(255.9)	0.00

The accompanying notes on pages F-7 to F-47 are an integral part of these financial statements.

Back to Contents

CONSOLIDATED BALANCE SHEETS

FRENCH GAAP

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

	(€ in millions)
ASSETS
Current assets
Cash and cash equivalents	68.3	67.9	559.0
Marketable securities (note 10)	13.1	32.6	196.0
Restricted cash (note 7)	27.0	37.0	23.0
Trade accounts receivable (note 9)	495.7	509.9	598.0
Deferred income taxes (notes 1 (i) and 22)	30.3	34.7	48.0
Other current assets	124.2	112.1	85.0
Inventories (notes 1 (h) and 8)	422.0	385.5	530.0

Total current assets	1,180.6	1,179.7	2,039.0

Property, plant and equipment, net (note 4)	816.0	914.9	1,025.0
Investments (note 5)	18.4	21.8	26.0
Goodwill, net (notes 1 (f) and 2)	788.8	810.4	844.0
Trademarks, net (note 3)	1,526.3	1,591.1	1,643.0
Developed Technology, net (note 3)	337.7	449.9	586.0
Restricted cash (note 7)	0.0	90.5	127.0
Deferred income taxes (notes 1 (i) and 22)	47.4	32.3	124.0
Other non-current assets (note 6)	38.9	93.9	167.0

	3,573.5	4,004.8	4,542.0

Total assets	4,754.1	5,184.5	6,581.0

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings (note 18)	253.8	130.8	734.0
Accounts and notes payable	311.3	252.7	269.0
Deferred income taxes (notes 1 (i) and 22)	3.8	3.0	48.0
Other current liabilities (note 19)	333.3	328.4	435.0

Total current liabilities	902.2	714.9	1,486.0

Deferred income taxes (notes 1 (i) and 22)	179.1	168.3	280.0
Other non-current liabilities (note 17)	225.4	227.3	205.0
Long-term borrowings (note 16)	1,751.2	2,308.8	2,606.0
Subordinated securities (note 14)	68.9	108.9	158.0
Payment-In-Kind loans (PIK) (note 15)	1,272.8	1,213.6	0.0
Related party loan	0.0	0.0	1,156.0
Minority interests	19.5	18.2	64.0
Shareholders’ equity
Capital stock (note 11)	759.4	759.4	759.0
Accumulated deficits (note 13 (a))	(283.6)	(255.8)	(129.0)
Translation reserve (note 13 (b))	(140.8)	(79.1)	(4.0)

	335.0	424.5	626.0

Total liabilities and shareholders’ equity	4,754.1	5,184.5	6,581.0

The accompanying notes on pages F-7 to F-47 are an integral part of these financial statements.

Back to Contents

CONSOLIDATED STATEMENTS OF CASH FLOWS

FRENCH GAAP

	Statutory period from Jan 01, 2004 to Dec 31, 2004	Period from Jan 01, 2003 to Dec 31, 2003	Period from Aug 01, 2002 to Dec 31, 2002	Statutory period from Aug 01, 2002 to Dec 31, 2003	Statutory period from Jan 01, 2002 to Jul 31, 2002

	(€ in millions)
Net income attributable to Legrand Holding	(27.8)	(126.9)	(129.0)	(255.9)	0.0
Reconciliation of net income to net cash provided from (used in) operating activities:
— depreciation of tangible assets	141.5	155.8	13.0	168.8	0.0
— amortization of intangible assets	177.8	191.2	108.0	299.2	0.0
— allowance for tangible and intangible assets	0.6
— loss on extinguishment of debt	50.7	0.0	0.0	0.0	0.0
— changes in long-term deferred taxes	(32.0)	(49.5)	(2.0)	(51.5)	0.0
— changes in other long-term assets and liabilities	0.6	4.6	(2.0)	2.6	0.0
— minority interests	1.2	0.9	(3.0)	(2.1)	0.0
— equity in earnings of investees	(2.6)	(2.4)	(2.0)	(4.4)	0.0
— other items having impacted the cash	48.5	138.1	63.0	201.1	0.0
(Gains) losses on fixed asset disposals	(5.6)	(1.2)	14.0	12.8	0.0
(Gains) losses on sales of securities	0.3	(0.6)	0.0	(0.6)	0.0
Changes in operating assets and liabilities, net of effect of investments in consolidated entities:
— inventories	(40.8)	(1.9)	54.0	52.1	0.0
— accounts receivable	9.8	61.1	17.0	78.1	0.0
— accounts and notes payable	60.9	(7.5)	(77.0)	(84.5)	0.0
— other operating assets and liabilities	29.2	(81.7)	(137.0)	(218.7)	0.0

Net cash (used in) provided from operating activities	412.3	280.0	(83.0)	197.0	0.0

Net proceeds from sales of fixed assets	45.4	16.8	170.0	186.8	0.0
Capital expenditures	(95.7)	(112.6)	(16.0)	(128.6)	0.0
Proceeds from sales of marketable securities	138.4	312.3	213.0	525.3	0.0
Investments in marketable securities	(18.5)	(29.0)	(202.0)	(231.0)	0.0
Investments in consolidated entities	0.0	(72.8)	(3,067.0)	(3,139.8)	0.0
Investments in non-consolidated entities	(0.1)	(0.2)	0.0	(0.2)	0.0

Net cash (used in) provided from investing activities	69.5	114.5	(2,902.0)	(2,787.5)	0.0

Related to shareholders’ equity:
— capital increase	0.0	0.0	760.0	760.0	0.0
— dividends paid by Legrand Holding’s subsidiaries	(0.8)	(1.1)	(2.0)	(3.1)	0.0
Other financing activities:
— reduction of subordinated securities	(39.9)	(50.0)	(4.0)	(54.0)	0.0
— new borrowings	929.7	579.1	3,063.0	3,642.1	0.0
— repayment of borrowings	(1,324.1)	(820.3)	(273.0)	(1,093.3)	0.0
— debt issuance cost	(6.3)	(7.5)	0.0	(7.5)	0.0
— increase (reduction) of commercial paper	0.0	(508.0)	(30.0)	(538.0)	0.0
— increase (reduction) of bank overdrafts	(40.2)	(87.2)	23.0	(64.2)	0.0

Net cash (used in) provided from financing activities	(481.6)	(895.0)	3,537.0	2,642.0	0.0

Net effect of currency translation on cash	(0.2)	(9.4)	7.0	16.4	0.0
Increase (reduction) of cash and cash equivalents	0.4	(491.1)	559.0	67.9	0.0
Cash and cash equivalents at the beginning of the period	67.9	559.0	0.0	0.0	0.0

Cash and cash equivalents at the end of the period	68.3	67.9	559.0	67.9	0.0

Interest paid during the period	182.9	202.2	0.0	202.2	0.0
Income taxes paid during the period	45.5	79.5	0.0	79.5	0.0

The accompanying notes on pages F-7 to F-47 are an integral part of these financial statements.

Back to Contents

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FRENCH GAAP

	Capital stock, at par value	Retained earnings	Translation reserve	Total shareholders’ equity

	(€ in millions)
As of December 31, 2000	0.0	0.0	0.0	0.0

Net income for the period
Capital increase
Changes in translation reserve

As of December 31, 2001	0.0	0.0	0.0	0.0

Net income for the period
Capital increase
Changes in translation reserve

As of July 31, 2002	0.0	0.0	0.0	0.0

Net income for the period		(128.9)		(128.9)
Capital increase	759.4			759.4
Changes in translation reserve		0.0	(4.5)	(4.5)

As of December 31, 2002	759.4	(128.9)	(4.5)	626.0

Net income for the period		(126.9)		(126.9)
Capital increase	0.0			0.0
Changes in translation reserve		0.0	(74.6)	(74.6)

As of December 31, 2003	759.4	(255.8)	(79.1)	424.5

Net income for the period		(27.8)		(27.8)
Capital increase	0.0			0.0
Changes in translation reserve		0.0	(61.7)	(61.7)

As of December 31, 2004	759.4	(283.6)	(140.8)	335.0

The accompanying notes on pages F-7 to F-47 are an integral part of these financial statements.

Back to Contents

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

List of consolidated companies

The consolidated financial statements comprise the financial statements of Legrand Holding SA and its 111 controlled subsidiaries. Investments in four affiliated companies are accounted for by the equity method.

The most significant consolidated operating subsidiary, Legrand SA is 100% owned (operating subsidiaries of Legrand SA are all 100% owned by Legrand SA except for Fael, which is 93% owned). The following is a list of Legrand Holding SA’s significant subsidiaries:

French subsidiaries:
Legrand SAS (formerly FIMAF)
Legrand SA
APW
Arnould-FAE
Baco
Inovac
Legrand Deri
Legrand SNC
Martin & Lunel
Planet-Wattohm
Ura

Foreign subsidiaries:
Anam Legrand	South Korea
Bticino	Italy
Bticino de Mexico	Mexico
Bticino Quintela	Spain
Bufer Elektrik	Turkey
Electro Andina	Chile
Fael	Poland
Legrand	Germany
Legrand	Italy
Legrand	Greece
Legrand Electric	United Kingdom
Legrand Electrica	Portugal
Legrand Electrique	Belgium
Legrand Espanola	Spain
Legrand India	India
Luminex	Colombia
Ortronics	United States
Pass & Seymour	United States
Pial	Brazil
The Watt Stopper	United States
The Wiremold Company	United States

1)	Accounting policies

The Group’s consolidated financial statements are prepared in conformity with accounting principles generally accepted in France. They comply with the requirements of French laws and regulations. The financial statements of each company, whether (“French GAAP”) consolidated or accounted for by the equity method, are prepared in accordance with local accounting principles and regulations, and have been adjusted to comply with French GAAP.

Back to Contents

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

a)	Basis of presentation and acquisition of Legrand SA

Through December 31, 2001, the Group’s fiscal year end was December 31. During 2002, the Group changed its fiscal year end from December 31 to July 31, resulting in a seven-month period ended July 31, 2002. In connection with the acquisition of Legrand SA (see below), the Group changed its fiscal year from July 31 to December 31, resulting in a seventeen-month fiscal period ended December 31, 2003 and a five-month reporting period ended December 31, 2002.

Prior to December 10, 2002, Legrand Holding SA had no significant operations of its own. As of December 31, 2001, the Group had total assets and shareholders’ equity of less than €100,000 and total liabilities of less than €10,000. For the period from January 1, 2002 to July 31, 2002 and each of the years ended December 31, 2001 and 2000, the Group had no revenues, incurred expenses of less than €10,000, earned interest income of less than €5,000 and generated a net loss of less than €5,000.

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

	As of December 10, 2002
Total purchase price	3,700
(+) transaction costs	93
(–) net assets acquired(a)	(794)

= Excess of purchase price over the book value of net assets acquired	2,999
(–) Revaluation of assets & liabilities:	(2,152)
Intangible assets		2,231
Trademarks		1,566
Technology		570
In-process research and development		95
Tangible assets		214
Property, plant and equipment		39
Inventories		175
Liabilities(b)		68
Subordinated perpetual notes (TSDIs)		57
Yankee Bonds		11
Deferred income taxes(c)		(329)
Other		(48)
Minority interest		16
Goodwill	847

(a)	Shareholders’ equity of €1,805 million excluding goodwill of €1,011 million.
(b)	Carrying value in excess of fair value.
(c)
Deferred income taxes have been computed based on a 35.43% tax rate, applied to trademarks, technology and revalued tangible assets. Under French GAAP, deferred income taxes were not computed on trademarks with an indefinite useful life.

Back to Contents

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As part of the acquisition of Legrand SA, the Group acquired approximately €95 million of in-process research and development assets. This allocation represents the estimated fair value based on risk-adjusted future cash flows related to the incomplete projects. At the date of the acquisition, the development of these projects had not yet reached technological feasibility and the research and development in progress had no alternative future uses. Accordingly, these costs were expensed as of the date of the acquisition in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method (“FIN 4”).

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

•
Gains or losses arising from the translation of the financial statements of subsidiaries located in these countries are included in the consolidated statement of income under the heading “Exchange and translation gains (losses)”.

For all countries:

•
Exchange differences arising from foreign currency transactions (transactions denominated in a currency other than the functional currency) are included in the consolidated statement of income under the heading “Exchange and translation gains (losses)”, excepted intercompany transactions having the character of a permanent investment which are directly recorded in the translation reserve.

d)	Earnings per share

Earnings per share are not presented as the Group’s shares are not held by the public.

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

Back to Contents

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Trademarks with definite lives and developed technology are amortized on an accelerated basis, in a manner that reflects the pattern in which the assets economic benefits are consumed.

Costs incurred by Group companies in developing computer software for their own use and in research and development are expensed in the period they are incurred; acquisition costs of externally developed software are recorded in other assets and depreciated on a straight-line basis over their expected useful lives from 3 to 8 years.

Other intangible assets, included in “other non-current assets” in the balance sheet, are amortized on a straight-line basis over the estimated period of benefit, not in excess of 40 years, and limited to 20 years for patents and trademarks.

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

Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets; the most commonly adopted useful lives are the followings:

Light buildings	25 years
Standard buildings	40 years
Machinery and equipment	8 to 10 years
Tooling	5 years
Furniture and fixtures	5 to 10 years

h)	Inventories

Inventories are recorded at the lower of cost or market, with cost determined principally on a first-in, first-out (FIFO) basis.

i)	Deferred income taxes

In compliance with FASB statement No. 109, deferred income taxes are recorded based on the differences between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted rates applicable for future periods are used to calculate year-end deferred income taxes.

A valuation allowance is recorded against deferred tax assets to reduce these deferred tax assets to the amount likely to be realized. The assessment of the valuation allowance is done by tax entity, based on the tax strategy developed for the near future for each entity.

Back to Contents

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

In addition, the Group offers certain sales incentives to customers consisting primarily of volume rebates, and discounts for prompt payment. Volume rebates are typically based on three, six, and twelve-month arrangements with customers, and rarely extend beyond one year. Since the volume of customer’s future purchases can be reasonably estimated based on historical evidence, the Group recognizes the rebates on a monthly basis as a reduction in revenue based on the estimated cost of honoring rebates earned and claimed to each of the underlying revenue transactions that reflect the progress by the customer toward earning the rebate. These volume rebates are generally accounted for as a reduction to customers’ account receivable balance. Discounts for prompt payment are recognized in decrease of sales.

k)	Fair value of financial instruments

The carrying value of cash, short-term deposits, accounts receivable, accounts payable, accrued liabilities and short-term borrowings approximate their fair value because of the short-term maturity of these instruments. For short-term investments, comprised of marketable securities, fair value is determined based on the market prices of these securities. The fair value of long-term debt is estimated on the basis of interest rates currently available for issuance of debt with similar terms and remaining maturities. The fair value of interest rate swap agreements is the estimated amount that the counterparty would receive or pay to terminate the agreements.

l)	Derivative financial and commodity instruments

The Group’s policy is to abstain from transactions of a speculative nature in the use of financial instruments; consequently all operations with these instruments are exclusively devoted to manage and cover exchange or interest rate risks, and the prices of raw materials. Therefore, the Group periodically enters into contracts such as swaps, options and futures, which relate to the nature of its exposure.

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

Back to Contents

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Goodwill is considered as an integral part of the assets of acquired companies. As of December 31, 2004, goodwill relates only to the excess of cost over the fair value of net assets as of the date of the acquisition of Legrand SA (on December 10, 2002). It is being amortized on a straight-line basis over 20 years.

Back to Contents

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Goodwill can be analyzed as follows:

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

	€ in millions
Gross value	876.3	856.2	847.0
Accumulated amortization	87.5	45.8	3.0

	788.8	810.4	844.0
of which:
— France	272.3	287.5	288.0
— Italy	200.2	211.4	212.0
— Other European countries	64.1	67.6	68.0
— United States of America	164.3	134.0	169.0
— Other countries	87.9	109.9	107.0

	788.8	810.4	844.0

The geographic allocation of goodwill is based on the acquired company’s value, determined as of the date of its acquisition.

Changes in goodwill are analyzed as follows:

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

	(€ in millions)
Gross value:
At the beginning of the period	856.2	847.0	0.0
— new acquisitions	0.0	0.0	847.0
— translation effect and other	20.1	9.2	0.0

At the end of the period	876.3	856.2	847.0

Amortization:
At the beginning of the period	(45.8)	(3.0)	0.0
— amortization expense	(43.9)	(44.7)	(3.0)
— translation effect and other	2.2	1.9	0.0

At the end of the period	(87.5)	(45.8)	(3.0)

3)	Trademarks and developed technology

The intangible assets are mainly composed of trademarks and patents.

Trademarks can be analyzed as follows:

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

	(€ in millions)
At the beginning of the period	1,596.9	1,644.0	0.0
— capital expenditures	0.0	0.0	1,644.0
— disposals	0.0	0.0	0.0
— translation effect and other	(60.3)	(47.1)	0.0

	1,536.6	1,596.9	1,644.0
Less amortization	(10.3)	(5.8)	(1.0)

	1,526.3	1,591.1	1,643.0

Back to Contents

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Developed technology can be analyzed as follows:

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

	(€ in millions)
At the beginning of the period	578.3	593.0	0.0
— capital expenditures	0.0	0.0	593.0
— disposals	0.0	0.0	0.0
— new consolidated entities	0.0	0.0	0.0
— translation effect	(3.9)	(14.7)	0.0

	574.4	578.3	593.0
Less amortization	(236.7)	(128.4)	(7.0)

	337.7	449.9	586.0

For the year 2004, we recognized amortization expense of €133.9 million related to intangible assets, of which developed technology and trademarks as follows:

	Developed technology	Trademarks	Total

	(€ in millions)
France	58.6	1.9	60.5
Italy	29.3	0.0	29.3
Rest of Europe	7.9	0.4	8.3
USA	10.9	1.7	12.6
Rest of the world	3.3	0.9	4.2

	110.0	4.9	114.9

Amortization expense of developed technology and trademarks for each of the five succeeding years is expected to be as follows:

	Developed technology	Trademarks	Total

	(€ in millions)
Year 2005	96.2	4.6	100.8
Year 2006	80.2	4.3	84.5
Year 2007	57.3	4.0	61.3
Year 2008	45.8	3.8	49.6
Year 2009	28.6	3.5	32.1

Amortization of patents is included in research and development expenses.

Back to Contents

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4)	Property, plant and equipment (note 1 (g))

a)	Analysis of net tangible assets by geographic area

Net tangible fixed assets, including capitalized leases, were as follows as of December 31, 2003:

	Dec 31, 2003
	France	Italy	Rest of Europe	USA/ Canada	Rest of the World	Total

	(€ in millions)
Land	24.4	5.4	21.5	3.6	16.6	71.5
Buildings	156.4	66.2	72.0	28.5	22.3	345.4
Machinery and equipment	186.4	90.9	51.2	48.8	25.4	402.7
In progress and other	34.5	6.5	19.2	23.4	11.7	95.3

	401.7	169.0	163.9	104.3	76.0	914.9

Net tangible fixed assets, including capitalized leases, are as follows as of December 31, 2004:

	Dec 31, 2004
	France	Italy	Rest of Europe	USA/ Canada	Rest of the World	Total

	(€ in millions)
Land	23.6	5.4	20.5	3.3	16.9	69.7
Buildings	144.7	68.8	60.0	24.7	19.1	317.3
Machinery and equipment	157.7	85.1	43.9	36.1	26.3	349.1
In progress and other	27.9	3.5	17.6	21.9	9.0	79.9

	353.9	162.8	142.0	86.0	71.3	816.0

b)	Analysis of changes in tangible assets

Changes in property, plant and equipment, can be analyzed as follows:

	Dec 31, 2004
	France	Italy	Rest of Europe	USA/ Canada	Rest of the World	Total

	(€ in millions)
Capital expenditures	31.0	20.0	14.7	10.8	10.5	87.0
Disposals at NBV	(18.4)	(0.2)	(20.8)	(1.3)	(4.4)	(45.1)
Amortization expense	(62.3)	(25.9)	(21.2)	(21.7)	(10.4)	(141.5)
Transfers	1.9	(0.1)	2.3	0.0	(0.2)	3.9
Translation effect	0.0	0.0	3.1	(6.1)	(0.2)	(3.2)

	(47.8)	(6.2)	(21.9)	(18.3)	(4.7)	(98.9)

	Dec 31, 2004
	Capital expenditures	In progress transfer	Disposals at NBV	Amortization expense	Transfers	Translation effect	Total

	(€ in millions)
Land	0.0	0.0	(2.3)	0.0	0.0	0.5	(1.8)
Buildings	4.6	11.6	(22.0)	(21.8)	0.1	(0.6)	(28.1)
Machinery and equipment	43.7	22.9	(15.4)	(101.1)	(1.6)	(2.1)	(53.6)
In progress and other	38.7	(34.5)	(5.4)	(18.6)	5.4	(1.0)	(15.4)

	87.0	0.0	(45.1)	(141.5)	3.9	(3.2)	(98.9)

Back to Contents

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

c)	Property, plant and equipment include the following assets held under capital leases:

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

	(€ in millions)

Land	3.9	3.9	4.0
Buildings	36.7	55.2	40.0
Machinery and equipment	35.4	7.6	6.0

	76.0	66.7	50.0
Less depreciation	(37.2)	(14.2)	0.0

	38.8	52.5	50.0

Decrease in buildings capital lease is due to exercise of purchase option for a building in Italy.

Increase in machinery and equipment capital lease is principally due to lease back of IT equipment in France.

d)	Capital lease obligations are presented in the balance sheets as follows:

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

	(€ in millions)

Long-term borrowings	18.5	22.0	25.0
Short-term borrowings	7.3	5.8	9.0

	25.8	27.8	34.0

e)	Future minimum lease payments related to capital leases are as follows:

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

	(€ in millions)

Payable within one year	7.3	7.3	9.0
Payable in one to two years	8.1	6.8	10.0
Payable in two to three years	7.1	6.1	6.0
Payable in three to four years	3.2	5.2	5.0
Payable in four to five years	0.9	2.2	5.0
Payable beyond five years	1.8	2.3	2.0

	28.4	29.9	37.0
Less interest portion	(2.6)	(2.1)	(3.0)

Present value of future minimum lease payments	25.8	27.8	34.0

5)	Investments

Investments which do not relate to consolidated companies are as follows:

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

	(€ in millions)

Equity method investees	12.5	11.7	15.0
Other investments	5.9	10.1	11.0

	18.4	21.8	26.0

Back to Contents

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The key figures, which relate to equity method investees, are as follows:

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

	(€ in millions)

Net sales	30.3	27.8	31.0
Net income	3.0	3.5	4.0
Total assets	22.9	22.9	28.0

6)	Other non-current assets

The other non-current assets are as follows:

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

	(€ in millions)

Deferred charges	0.0	11.6	71.0
Softwares	11.5	13.5	18.0
Miscellaneous	27.4	68.8	78.0

	38.9	93.9	167.0

The line Miscellaneous includes principally debt issuance costs.

Debt issuance cost related to Senior credit agreement has been entirely written off following reimbursement of this facility.

7)	Restricted cash

Under the terms of the “senior credit agreement” (note 16), a bank deposit amounting to €150 million was required to be maintained in an account with the facility agent under the senior credit agreement and will be released according to the amortization schedule set forth below. The deposit earns interest based on market conditions and is available only for payments on the TSDIs or related derivative obligations.

Concomitant to the new “facility agreement”, the bank deposit has been released accordingly.

The remaining part concerns cash collateral related to other existing derivative obligations.

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

	(€ in millions)

2003			23.0
2004		37.0	37.0
2005	27.0	43.0	43.0
2006	0.0	31.5	31.0
2007	0.0	16.0	16.0

	27.0	127.5	150.0

Back to Contents

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8)	Inventories (note 1 (h))

Inventories were revalued by €175.2 million as of the date of the acquisition of Legrand SA by the Group.

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

	(€ in millions)
Purchased raw-materials and parts	143.6	129.5	133.0
Sub-assemblies, work in process	93.2	89.1	118.0
Finished goods	246.9	227.7	340.0

	483.7	446.3	591.0
Less allowances	(61.7)	(60.8)	(61.0)

	422.0	385.5	530.0

The reversal of this revaluation was as follows:

€ in millions

Inventory revaluation	175.2
Reversal in 2002	49.4
Reversal in 2003	125.8

9)	Trade accounts receivable

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

	(€ in millions)
Trade accounts receivable	433.4	428.0	432.0
Notes receivable	94.8	115.1	191.0

	528.2	543.1	623.0
Less allowances	(32.5)	(33.2)	(25.0)

	495.7	509.9	598.0

The Group realizes over 95% of its sales from sales to distributors of electrical fittings, each of the two largest distributors representing approximately 13% of consolidated net sales.

10)	Marketable securities

Marketable securities are carried at the lower of cost or market.

The fair values of the marketable securities are equal to the net book values.

11)	Capital stock

Capital stock consists of the following:

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

Common shares	759,350,900	759,350,900	759,350,900
Issued and outstanding	0	0	0
Held by the Group	0	0	0

	759,350,900	759,350,900	759,350,900

Due to the debt commitments, Legrand Holding SA can not pay any dividend to its shareholders.

Back to Contents

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12)	Stock options and employee profit sharing

a)	Legrand Holding SA stock-option plans

The Company has a stock option plan under which stock options may be granted to purchase a specified number of common shares of the Company at an exercise price of €1.00/share and for a term of 9 years. Pursuant to the terms of the plan, stock options may be granted, at the discretion of the board of directors, to substantially all employees. Employees may not vest in any options, except upon the occurrence of certain specified events, prior to the eight-year anniversary of the date of the grant. In addition, the vesting of options is contingent upon the internal rate of return achieved with respect to Lumina Parent’s (the Company’s ultimate parent) investment in the Company. As of December 31, 2004, the Company had 1,692,653 options available for grant pursuant to existing authorizations under approved plans.

A summary of the activity pursuant to the Company’s stock option plan is presented below:

Subscription plan

Balance at the end of 2002	0

Options granted	9,555,516
Options exercised	0
Options cancelled	(597,000)

Balance at the end of 2003	8,958,516

Options granted	2,298,200
Options exercised	0
Options cancelled	(602,200)

Balance at the end of 2004	10,654,516

None of the outstanding options is exercisable as of December 31, 2004.

The fair value of the underlying shares at the dates of grant and at December 31, 2003 was €1.0 per share. No compensation cost has been recorded in 2003. As at December 31, 2004, that fair value is €1.4 per share. A compensation cost of €2.5 millions has been recognized in the expenses of the year.

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

On November 13, 2001, the company established a new stock subscription plan open to all French employees meeting certain limited employment qualifications which options could be granted at a price equal to the average opening market price of the shares on the Paris stock exchange for twenty trading days prior to

Back to Contents

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

November 13, 2001. The options may not be exercised for 4 years subsequent to the date of the grant and may be exercised for a period of 3 years subsequent to that date.

Holders of stock options granted by Legrand SA (other than holders of stock options granted in 2001) have the right to exchange the common and preferred non-voting shares resulting from the exercise of such stock options for Schneider shares’ pursuant to an undertaking provided by Schneider to the holders of such stock options during its public tender offer for Legrand SA.

On December 10, 2002, Legrand SAS and Schneider entered into a call and put option agreement whereby Schneider has agreed that it will sell to Legrand SAS, if Legrand SAS so wishes, and Legrand SAS has agreed to purchase, if Schneider so wishes, all common and preferred non-voting shares of Legrand SA held by Schneider as a result of the exercise of such stock options. The call options is exercisable by Legrand SAS for a period of six months from the date on which Schneider becomes the recorded owner of the relevant Legrand SA shares and the put option may be exercised by Schneider after six months and fifteen days from the date on which Schneider becomes the recorded owner of the relevant Legrand SA shares and in no event later than twelve months after such date.

Options subject to Schneider’s stock options undertaking have exercise periods that continue through and until November 2007.

The shareholders meeting of Legrand SA approved major distribution of reserves for €375 million in 2003 and for €675 million beginning 2004. In consequence the value and the number of options have been adjusted.

Nature of the plans	Subscription				Purchase
Dates of attribution of options	1998		2000	2001	1999
Nature of shares offered	common	preferred	common	common	common

Number of grantees	6		8,999	9,122	8,814
Exercisable from	10-1998		11-2005	11-2005	12-2004
Exercisable until	10-2004		11-2007	11-2008	12-2006

Option price (in Euros) before retained earnings distribution	165.56	100.01	191.50	143.00	222.00
Option price (in Euros) after retained earnings distribution	121.20	61.77	140.19	104.68	162.51

Number of options granted	7,500	2,500	124,240	178,766	85,708

Options cancelled	(2,000)		(18)		(4,508)

Balance at the end of 2002	5,500	2,500	124,222	178,766	81,200

New options issued from retained earnings distribution as at Nov 15, 2003	513	489	16,218	21,353	11,998
Options exercised
Options cancelled			(372)	(372)	(376)

Balance at the end of 2003	6,013	2,989	140,068	199,747	92,822

New options issued from retained earnings distribution as at Mar 30, 2004	1,507	1,057	38,002	52,996	28,963
Options exercised	(7,520)	(4,046)
Options cancelled			(9)		(7)

Balance at the end of 2004	0	0	178,061	252,743	121,778

The fair value of options at the date of grant is calculated in compliance with FASB Statement Nº 123, using the “Black-Scholes” model, with the following assumptions:

Back to Contents

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Nature of the plans	Subscription				Purchase
Dates of attribution of options	1998		2000	2001	1999
Nature of shares offered	common	preferred	common	common	common

Expected average life (years)	4 years		5 years	4 years	5 years
Interest rate (5 years bonds)	3.50%		5.54%	5.35%	4.76%
Implied volatility	43.2%	36.5%	39.4%	49.7%	31.6%
Dividend yield	1.0%	2.6%	1.3%	1.4%	1.2%
Fair value of the option (Euros)	93	47	73	58	71

Had compensation cost been determined on the fair value at the grant date for awards since 1995, the effect on the company’s state period’s net income and earnings per share would have not been material.

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

Employee profit sharing expense amounted to €27.7 million for the year 2004.

13)	Accumulated deficits and foreign translation reserve

a)	Accumulated deficits

Accumulated deficits of Legrand Holding SA and its consolidated subsidiaries can be analyzed as follows:

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

	(€ in millions)

Legal reserve (not distributable)	0.0	0.0	0.0
Accumulated deficits	(283.6)	(255.8)	(129.0)
Share of earnings of consolidated companies	0.0	0.0	0.0

	(283.6)	(255.8)	(129.0)

b)	Foreign currency translation reserve

As specified in note 1 (c) the foreign currency translation reserve reflects the effects of currency fluctuations on financial statements of subsidiaries when they are translated into euros.

The foreign currency translation reserve includes an amount of €2.2 million, that is considered as a hedge of the net investment in the USA.

The foreign currency translation reserve records the impact of fluctuations in the following currencies:

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

	(€ in millions)

US dollar	(137.7)	(92.0)	(1.0)
Other currencies	(3.1)	12.9	(3.0)

	(140.8)	(79.1)	(4.0)

The line “other currencies” mainly refers to the area “rest of the world” (note 27).

Back to Contents

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14)	Subordinated perpetual notes (TSDIs)

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

At the time of issuance, agreements were entered into with third party companies who will repurchase the securities from the holders fifteen years after issuance. In accordance with these agreements, and in return for initial lump sum payments of €100 million and77 million, these companies have agreed to relinquish any rights to interest on these securities after that time. Until the time of this repurchase, third party is obligated to make periodic interest payments on the nominal value, calculated at a rate indexed to the Paris inter- bank offered rate (EURIBOR). In accordance with French tax instructions, these payments are only tax deductible for the portion representing the net proceeds of the issue.

The payment of interest on the subordinated perpetual notes can be suspended if (i) Legrand SA’s consolidated net equity falls below €412 million, (ii) Legrand SA has not paid an ordinary dividend (excluding dividends paid on preferred, non-voting shares and first statutory dividend) and (iii) no interim dividend has been declared. Deferred payments would bear interest, would not be subordinated in case of liquidation and would be paid before the payment of any ordinary dividend.

In order to manage its exposure to interest rate changes, semi-annual payments have been hedged using interest rate swaps. The payments, taking into account the effect of the swap agreements, represented on an annual basis, 10.3% and 10.7% of the average residual carrying value for each of the years 2004 and 2003, respectively.

The amortization of the residual carrying value, in the balance sheet is as follows:

Dec 31, 2004

(€ in millions)
Payable within one year	40.5
Payable in one to two years	19.0
Payable in two to three years	9.4

68.9

15)	Payment in kind loan (PIK)

The Subordinated Shareholder PIK Loan bears interest at 5% per annum and is payable in full, together with accrued interest, in 2026. The Subordinated Shareholder PIK Loan was subscribed by a subsidiary of the Group’s ultimate parent, Lumina Parent Sarl.

Back to Contents

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16)	Long-term borrowings

Long term borrowings can be analyzed as follows:

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

	(€ in millions)

Senior credit agreement	0.0	1,323.8	1,597.0
Mezzanine Credit Agreement	0.0	0.0	600.0
Facility Agreement	847.5	0.0	0.0
High-Yield notes	601.1	601.1	0.0
8½% debentures	285.2	306.7	371.0
Other long-term borrowings	17.4	77.2	38.0

	1,751.2	2,308.8	2,606.0

Long-term borrowings are denominated in the following currencies:

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

	(€ in millions)

Euro	1,455.1	1,928.9	2,233.0
US Dollar	295.2	373.7	371.0
Other currencies	0.9	6.2	2.0

	1,751.2	2,308.8	2,606.0

Maturity dates are as follows:

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

	(€ in millions)
Payable in one to two years	162.7	123.2	74.0
Payable in two to three years	161.4	106.3	85.0
Payable in three to four years	158.1	132.2	117.0
Payable in four to five years	381.7	151.2	144.0
Payable beyond five years	887.3	1,795.9	2,186.0

	1,751.2	2,308.8	2,606.0

Interest rates on long-term borrowings are as follows:

	Dec 31, 2004 (€ in millions)	average interest rate after SWAP transaction
Facility Credit Agreement	847.5	2.80%
High-Yield notes	601.1	10.45%
8½% debentures	285.2	4.24%
Other borrowings	0.0	0.00%
Capital lease obligations	17.4	3.30%

	1,751.2

Back to Contents

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

These borrowings are collateralized as follows:

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

	(€ in millions)
Assets mortgaged or pledged as collateral	3.5	13.4	16.0
Guarantees given to banks	17.9	18.0	18.0
Guarantees given under the Senior credit agreement	0.0	1,615.0	1,615.0
Legrand SA shares pledge given under Facility agreement	925.2	0.0	0.0

	946.6	1,646.4	1,649.0

a)	Facility agreement

In December 2004 Legrand Holding refinanced the €2,222 million senior secured facilities which were put in place in 2002 by a new €1,400 million syndicated loan facility.

The €1,400 million syndicated loan facility is made of a 5 year multicurrency term loan of €700 million and a 5 year multicurrency revolving credit facility of €700 million both due in 2009.

Repayment of the 5 year multicurrency term loan is to be made in semi-annual instalments (in amounts of €77.8 million) commencing on December 17, 2005 and ending December 2009. The revolving credit facility may be utilized by way of drawing of loans and shall be repaid on the last day of its interest period.

The interest of the 5 year term loan and the 5 year revolving credit facility will be the aggregate of (i) a margin determined quarterly and (ii) EURIBOR. The opening margin for the initial interest period ending June 30, 2005 will be 60 basis points. Interests are payable on the last day of each Interest Period or every six months in the case of interest periods longer than six months.

Issuance costs related to the €2,222 million senior secured facilities have been capitalized and amortized over the duration of the senior secured facilities. As a consequence of the anticipated reimbursement of the senior secured facilities in December 2004, the net value of the issuance costs related to the senior secured facilities have been written off for their remaining amount of €50.7 million on December 31, 2004 and accounted in our income statement under the “Loss on extinguishment of debt” item.

As of December 31, 2004, the following schedule summarizes the future principal payments required by the Group under the Facility agreement:

Dec 31, 2004

(€ in millions)
Within one year	77.7
Payable in one to two years	155.6
Payable in two to three years	155.6
Payable in three to four years	155.6
Payable in four to five years	380.7
Payable beyond five years	0.0

925.2

The Facility agreement can be analyzed as follows:

	Dec 31, 2004	Maturity	Interest rates

	(€ in millions)
— Term Facility	700.0	2009	Euribor + 0.60
— Revolving Facility	225.2	2009	Euribor + 0.60

Back to Contents

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b)	High Yield notes

On February 12, 2003, the Group issued (i) $350 million of senior notes due in 2013 and bearing interest at 10½% per annum and (ii) €277.5 million of senior notes due in 2013 and bearing interest at 11% per annum (“the high yield bonds”). The gross proceeds of the issuance of the high yield bonds amounted to €601.1 million.

c)	8½% Debentures (Yankee bonds)

On February 14, 1995, Legrand SA issued on the United States public market $400 million of 8½% debentures due February 15, 2025. Interest on the debentures is payable semi-annually in arrears on February 15 and August 15 of each year, beginning August 15, 1995.

The debentures are not subject to any sinking fund and are not redeemable prior to maturity, except upon the occurrence of certain changes in the law requiring the payment of amounts in addition to the principal and interest. Should Legrand SA, by law, not be permitted to pay any such additional amounts, redemption generally would be mandatory or, if such amounts could be paid, Legrand SA may, at its option, redeem all — but not part — of the debentures. Each holder of the debentures may also require Legrand SA to repurchase its debentures upon the occurrence of a hostile change of control.

In connection with the issuance of the debentures, Legrand SA also entered into interests rate swap agreements (see note 24 a).

Legrand SA has used a portion of this borrowing for the acquisition of certain operations in the United States.

d)	Other long-term borrowings

The other long-term borrowings, individually, are not significant, none of them exceeding €10 million.

e)	Further borrowings capacity

As of December 31, 2004, a further €730.5 million were available for borrowing as part of the facilities granted under the Facility agreement (€474.8 million under a Revolver facility and €255.7 million under other baskets).

17)	Other non-current liabilities

Long-term liabilities are as follows:

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

	(€ in millions)
Retirement indemnities in France*	22.1	19.7	18.0
End of contract indemnities in Italy*	47.4	46.8	44.0
Other retirement indemnities and benefits*	57.5	51.9	47.0
Employees profit sharing (long-term portion)	25.2	35.0	29.0
Other long-term liabilities	73.2	73.9	67.0

	225.4	227.3	205.0

*
Those items represent long-term portion of pension and post-retirement benefits (€127 million). The short-term portion of €8.8 million is classified in other short-term liabilities. Thus total amount of those liabilities is €135.8 million and is detailed in note 17 (a), which shows a total liability of €245.7 million less a total asset of €109.9 million.

Back to Contents

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

a)	Total pension and post-retirement benefit of the group

The global obligation of the Group’s pension and post retirement plans, including short-term and long-term liabilities, and consisting primarily of the plans in France, Italy, the United States of America and the United Kingdom, is as follows:

	Dec 31, 2004	Dec 31, 2003

	(€ in millions)
Projected benefits obligation (PBO)
Accumulated PBO beginning of period	233.0	216.0
Goodwill allocation	0.0	21.0
Service cost	17.5	22.4
Interest cost	10.4	8.3
Benefits paid	(25.2)	(22.6)
Employee contribution	0.4	0.0
Plan amendment	0.3	0.0
Actuarial loss (gain)	6.9	4.8
Curtailments, settlements, special termination benefits	1.7	0.0
Foreign currency translation	(5.3)	(16.9)
Reclassification P&S	6.0	0.0

Accumulated PBO end of period (I)	245.7	233.0

Plan assets at fair value
Fair value of plan assets, beginning of period	110.8	108.0
Actual return on plan assets	7.8	18.5
Employer contribution	9.7	5.6
Plan participant contributions	0.4	0.0
Benefits paid	(15.4)	(9.5)
Foreign currency translation	(3.4)	(11.8)

Fair value of plan assets, end of period (II)	109.9	110.8

Pension liability recognised in balance sheet (I) — (II)	135.8	122.2
Short-term liability	8.8	3.8

Long-term liability	127.0	118.4

The impact on the consolidated income is as follows:

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

	(€ in millions)
Service cost — rights newly acquired	(17.5)	(22.4)	(2.0)
Service cost — cancellation of previous rights	0.0	0.0	1.0
Payments of rights (net of cancellation of prior reserves)	0.0	0.0	0.0
Interest cost	(17.3)	(13.1)	0.0
Other	(2.4)	0.0	0.0
Net revenue of fund	7.8	18.5	0.0

	(29.4)	(17.0)	(1.0)

Back to Contents

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The pension plan weighted-average asset allocation is as follows as at December 31, 2004:

		United States
		and United
	France	Kingdom	Total

				%
Equity security	0.0	55.0	43.0
Debt security	0.0	30.0	23.0
Insurance company funds	100.0	15.0	34.0

	100.0	100.0	100.0

b)	Provision for retirement indemnities in France

Based on labor agreements or internal conventions, the employees of the Group may be entitled to retirement indemnities, as well as complementary pensions in addition to those acquired in compliance with legal obligations in force in each country.

The provisions recorded in the consolidated balance sheet concern only rights which are not definitively acquired and the Group has no obligation with respect to rights definitively acquired by former employees, such rights having been duly paid at the time of their retirement, either directly or through insurance companies.

Provision recorded in the consolidated balance sheet amounts to €34 million as of December 31, 2004, that is the difference between an Accumulated Projected Benefit Obligation of €59 million and the fair-value of the attached plan assets of €25 million.

The computation of these obligations was based on turnover, mortality, and assumptions of increase of salaries and discount rates. In France, the calculation was based on an assumption of an increase of salaries of 3.00% and a discount rate of 4.50%.

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

c)	Provision for end-of-contract indemnities in Italy

In accordance with employment legislation in force in Italy, provisions for end-of-contract indemnities have been established in the accounts of the Italian companies (€52 million as of December 31, 2004). The accrued benefits are defined by law and amounts to approximately one month of remuneration per year of service. Amounts attributed to an employee are revalued each year in accordance with a specific index published by the government. Such amounts are fully vested and are paid at the time an employee leaves. The companies have no further liability to the employee once such payment is made.

The computation of the obligations was based on turnover, mortality, and assumptions of increase in salaries and discount rates. In Italy, the calculation was based on an assumption of an increase in salaries of 2.50%, a discount rate of 4.37%.

d)	Provision for retirement indemnities and other postretirement benefits in the United States and the United Kingdom

In the United States and the United Kingdom, the Group provides pension benefits for employees and health care and life insurance for certain retired employees.

The pension benefits above amount to €132 million as of December 31, 2004. This amount is compensated by pension fund assets and provisions estimated at €86 million as of December 31, 2004.

Back to Contents

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The computation of the future obligations was based on turnover, mortality, and assumptions of increase in salaries and discount rates. In the United Sates of America, the calculation was based on an assumption of an increase in salaries of 4.25%, a discount rate of 5.84% and an expected return on plan assets of 7%. In the United Kingdom, the calculation was based on an assumption of an increase in salaries of 2.96%, a discount rate of 5.3% and an expected return on plan assets of 7.00%.

18)	Short-term borrowings

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

	(€ in millions)
Current portion of long-term debt	81.0	54.2	25.0
Current portion of capital leases	7.3	5.8	9.0
Commercial paper	0.0	0.0	508.0
Bank overdrafts	80.9	39.4	113.0
Other short-term borrowings	84.6	31.4	79.0

	253.8	130.8	734.0

19)	Other current liabilities

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

	(€ in millions)
Tax liabilities	97.9	63.8	121.0
Accrued salaries and payroll taxes	139.9	132.6	134.0
Short-term portion of employee profit sharing	3.0	6.0	7.0
Payables related to fixed asset acquisitions	16.0	11.2	14.0
Amounts due for services	58.1	58.6	59.0
Customer advance payments	1.8	1.6	3.0
Others	16.6	54.6	97.0

	333.3	328.4	435.0

20)	Analysis of certain expenses

a)	Operating expenses include, in particular, the following categories of costs:

	Statutory period from Jan 01, 2004 to Dec 31, 2004	Period from Jan 01, 2003 to Dec 31, 2003	Period from Aug 01, 2002 to Dec 31, 2002	Statutory period from Aug 01, 2002 to Dec 31, 2003	Statutory period from Jan 01, 2002 to Jul 31, 2002

	(€ in millions)
Consumption of raw-materials and parts	(855.7)	(762.0)	(125.0)	(887.0)	0.0

Salaries and related payroll taxes	(832.9)	(836.5)	(71.0)	(907.5)	0.0
Employees profit sharing	(27.7)	(21.8)	0.0	(21.8)	0.0

Total cost of personnel	(860.6)	(858.3)	(71.0)	(929.3)	0.0

The headcount of the Group on a consolidated basis as of December 31, 2004 amounts to 24,775.

Back to Contents

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b)	Other income (expenses) include:

	Statutory period from Jan 01, 2004 to Dec 31, 2004	Period from Jan 01, 2003 to Dec 31, 2003	Period from Aug 01, 2002 to Dec 31, 2002	Statutory period from Aug 01, 2002 to Dec 31, 2003	Statutory period from Jan 01, 2002 to Jul 31, 2002

	(€ in millions)
Exchange and translation gains (losses)	14.2	3.5	2.0	5.5	0.0
Others	(28.2)	(43.9)	(8.0)	(51.9)	0.0

	(14.0)	(40.4)	(6.0)	(46.4)	0.0

The caption “Others” as of December 31, 2004, relates principally to restructuring charges. Provisions for restructuring charges can be analyzed as follows:

Dec 31, 2004

(€ in millions)
At the beginning of the period	22.8
— new consolidated companies	0.0
— new accruals	19.9
— reversal of accruals	(19.4)
— translation effect	0.1

At the end of the period	23.4

21)	Interest income (expense)

	Statutory period from Jan 01, 2004 to Dec 31, 2004	Period from Jan 01, 2003 to Dec 31, 2003	Period from Aug 01, 2002 to Dec 31, 2002	Statutory period from Aug 01, 2002 to Dec 31, 2003	Statutory period from Jan 01, 2002 to Jul 31, 2002

	(€ in millions)

Interest income	4.3	65.3	6.0	71.3	0.0
Interest expense	(198.2)	(223.3)	(24.0)	(247.3)	0.0

	(193.9)	(158.0)	(18.0)	(176.0)	0.0
Interest on subordinated securities (note 14)	(47.1)	(36.3)	(2.0)	(38.3)	0.0

	(241.0)	(194.3)	(20.0)	(214.3)	0.0
Less capitalized interest	0.0	0.0	0.0	0.0	0.0

	(241.0)	(194.3)	(20.0)	(214.3)	0.0

The 2003 financial result included a €56.8 million realized gain subsequent to the novation swap agreement (note 24 (a)).

Back to Contents

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

22)	Income taxes (current and deferred)

Income before taxes, minority interests and equity in earnings of investees is as follows:

	Statutory period from Jan 01, 2004 to Dec 31, 2004	Period from Jan 01, 2003 to Dec 31, 2003	Period from Aug 01, 2002 to Dec 31, 2002	Statutory period from Aug 01, 2002 to Dec 31, 2003	Statutory period from Jan 01, 2002 to Jul 31, 2002

	(€ in millions)
France	(117.8)	(127.5)	(179.0)	(306.5)	0.0
Outside France	127.6	(8.9)	17.0	8.1	0.0

	9.8	(136.4)	(162.0)	(298.4)	0.0

The December 31, 2003 and December 31, 2002 figures comprise respectively an inventory reversal of €125.8 million and €49.4 million. For each period, these amounts increased the cost of sales and decreased the income before taxes (note 8).

Income tax expense consists of the following:

	Statutory period from Jan 01, 2004 to Dec 31, 2004	Period from Jan 01, 2003 to Dec 31, 2003	Period from Aug 01, 2002 to Dec 31, 2002	Statutory period from Aug 01, 2002 to Dec 31, 2003	Statutory period from Jan 01, 2002 to Jul 31, 2002

	(€ in millions)

Current income taxes:
France	0.5	0.0	0.0	0.0	0.0
Outside France	(68.0)	(60.3)	(8.0)	(68.3)	0.0

	(67.5)	(60.3)	(8.0)	(68.3)	0.0
Deferred income taxes:
France	23.5	17.2	36.0	53.2	0.0
Outside France	5.0	51.1	1.0	52.1	0.0

	28.5	68.3	37.0	105.3	0.0
Total income taxes:
France	24.0	17.2	36.0	53.2	0.0
Outside France	(63.0)	(9.2)	(7.0)	(16.2)	0.0

	(39.0)	8.0	29.0	37.0	0.0

Back to Contents

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The reconciliation of total income tax expense during the period to the normal income tax rate applicable in France is analyzed below:

	Statutory period from Jan 01, 2004 to Dec 31, 2004		Period from Jan 01, 2003 to Dec 31, 2003
	€ in millions	Tax rate	€ in millions	Tax rate

Normal French income tax	(3.4)	34.93%	47.9	35.43%
Increases (reductions):
— effect of foreign income tax rates	1.1	(11.30%)	0.3	0.23%
— non taxable items	(14.4)	146.68%	(13.3)	(9.80%)
— income taxable at specific rates	(2.1)	21.87%	0.1	0.06%
— others	8.7	(88.78%)	10.9	7.99%

	(10.1)	103.40%	45.9	33.91%
Impact on deferred income taxes:
— effect of tax rate modifications on opening balance	0.4	(4.58%)	2.6	1.95%
— valuation allowances on deferred income tax assets	(29.3)	299.17%	(40.5)	(30.00%)

Effective income tax	(39.0)	397.99%	8.0	5.86%

Deferred income taxes recorded in the balance sheets result from temporary differences in the recognition of revenues and expenses or tax and financial statement purposes and are analyzed as follows:

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

	(€ in millions)
Deferred income taxes recorded by French companies	(157.6)	(189.5)	(160.0)
Deferred income taxes recorded by foreign companies	52.4	85.2	4.0

	(105.2)	(104.3)	(156.0)
Origin of deferred income taxes:
— depreciation of fixed assets	(85.6)	(83.6)	(90.0)
— tax losses to be carried forward	21.3	46.5	16.0
— employee profit sharing	2.8	2.4	6.0
— retirement indemnities and benefits	22.2	15.3	17.0
— subordinated securities	19.8	30.1	39.0
— patents	(159.0)	(166.4)	(206.0)
— trademarks	(18.0)	(21.8)	(24.0)
— allowances for inventory and bad debt	12.8	14.9	18.0
— revaluation Italy	42.5	51.5	61.0
— translation effect	16.7	0.0	0.0
— non deductible provision	8.4	0.0	0.0
— margin inventory	7.6	6.2	0.0
— others	3.3	0.6	7.0

	(105.2)	(104.3)	(156.0)

As of December 31, 2004, the Group had net operating loss carry forwards of €528.3 million for which a deferred tax asset was recognized (associated deferred tax asset of €178.2 million) and which expire in various amounts from 2008 through 2023 (2008: €119.1 million; thereafter: €409.2 million).

Deferred tax assets amounting to €156.9 million whose realization is not more likely than not were not recognized as of December 31, 2004 (€127.3 million and €88 million at the end of the years 2003 and 2002, respectively). These unrecognised deferred tax assets principally relate to net operating loss carry forwards amounting to €466.2 million that expire in various amounts from 2008 through 2023.

Back to Contents

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As disclosed in note 1 (i), the Group does not recognize the deferred tax consequences of undistributed earnings of foreign subsidiaries that are considered to be permanently re-invested. It is not practicable to estimate the amount of the deferred tax liability associated with these undistributed earnings as of December 31, 2004.

23)	Contingencies and commitments

The Group is involved in a number of legal proceedings and litigations arising in the normal course of business. In the opinion of management, all such matters have been adequately provided for or are without merit, and are of such kind that if disposed of unfavorably, would not have a material adverse effect on the Group’s consolidated financial position or results of operations.

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

Legal proceeding

In October 2003 an action was brought against us and two other major suppliers of back-wires in the United States alleging that one of our products, quick connect receptacle, is not suitable for consumption and should be withdrawn from the United States markets and all production should be discontinued.

We have responded to these allegations and fixed a counterclaim, as we believe that this claim is unsubstantiated. The quick connect receptacle has been sold in the United States over the past years and during such period no accidents have been reported in connection with the use of such receptacles. In addition we do not believe that the claimant has evidence of damages nor has the claimant alleged any damages or accidents from the receptacle use in this claim . This litigation is currently being considered by the Superior Court of the State of California and the United States District Court of South Carolina Charleston Division as to certain procedural matters. At this time and although the Company believes the claims are unsubstantiated, it is too early to assess the eventual outcome of this situation.

Future rental commitments

The Group uses certain facilities under lease agreements and lease certain equipment. Minimum future rental commitments under non-cancellable leases are detailed below:

Dec 31, 2004
(€ in millions)
Payable within one year	18.3
Payable in one to two years	16.1
Payable in two to three years	13.1
Payable in three to four years	6.5
Payable in four to five years	4.1
Subsequent years	11.7

69.8

Back to Contents

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

24)	Financial instruments

The Group does not hold or issue financial instruments for trading purposes.

a)	Interest rate swaps

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

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

Interest rate swaps hedging subordinated securities
notional amount (Euros, in millions)	730.0	671.7	626.1
fair value (Euros, in millions)	79.9	121.8	153.0

Interest rate swap hedging the 8½% debentures (Yankee bonds) (note 16)

The purpose of this swap is to convert the fixed remuneration paid to the holders of the debentures into a variable remuneration indexed on LIBOR until the maturity of the issue. The fair value of this swap is exactly symmetrical to the fair value of the debentures.

In connection with the issuance of the debentures, Legrand SA also entered into an interest swap agreement for 30 years. As a result of this swap agreement, the effective interest rate of the debentures after the swap agreement was executed is LIBOR plus a margin of 0.53% (3.31% as of December 31, 2004).

At the beginning of February 2003, we entered into cross currency interest rate swap with respect to the Yankee bond pursuant to which the interest rate payable on $350 million principal amount was fixed at 4.6% per year. The remainder $50 million still bear a floating coupon (LIBOR + 0.53%).

On April 2003, we entered into a swap novation agreement where we sold the 2008-2025 maturity bracket of the “Yankee bond swap” (original maturity 30 years). As a result, from February 2008 onwards, our Yankee Bond will pay a fixed 8.5% coupon again. We may enter into additional interest rate swap arrangements with respect to our floating rate debt.

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

Interest rate swap hedging the 8½% debentures
notional amount (USD, in millions)	400.0	400.0	400.0
fair value (Euros, in millions)	40.5	60.1	161.0

Interest rate swaps (note 16)

The Group entered into hedging arrangements for a notional amount of €800 million pursuant to which the applicable variable interest rate payable on the Facility agreement was capped.

b)	Foreign exchange contracts

The Group entered into forward exchange contracts for an amount of $130 million to hedge certain foreign currency positions.

Back to Contents

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

c)	Forward price contracts on raw material

The Group also enters into forward raw material contracts covering all or part of its future purchases and for periods of time not in excess of twelve months. As of December 31, 2004 there were no contracts in effect.

d)	Other financial instruments

The excess of fair value over carrying value of the marketable securities is disclosed to the financial statements. For all other financial instruments the fair value approximates the carrying value.

e)	Concentration of credit risk

The Group’s interest rate swap agreements and exchange contracts are held with major financial institutions which are expected to comply with the terms of the agreements thereby mitigating the credit risk from the transactions.

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

Other financial instruments, which may potentially expose the Group to concentration of credit risk, are principally cash and cash equivalents and short-term investments. These instruments are maintained with high credit quality financial institutions and the Group closely monitors the amount of credit exposure with any one financial institution.

25)	Information relating to the officers of the Group

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

	(€ in millions)
Advances and loans	0.0	0.0	0.0
Remuneration paid to the officers (*)	1.2	1.7	1.0

(*)	Remuneration paid to the executive officers and the members of the board of directors who hold operating responsibilities within Legrand.

26)	Information relating to the consolidated company

The Group is consolidated by Lumina Parent, société à responsabilité limitée headquartered at 5 boulevard de la Foire, L1528 Luxembourg.

Back to Contents

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

27)	Information by geographic segments

The activity of the Group is exclusively devoted to the manufacturing and marketing of products and systems for electrical installations and information networks. The following figures comply with the level of analysis used to manage the Group.

	Geographic segments
	Europe
				United States	Rest of	Items globally
	France	Italy	Others	of America	the world	analyzed	Total

	(€ in millions)
Statutory period from Jan 01, 2004 to Dec 31, 2004
Total sales	1,790.8	764.9	702.6	558.9	349.3		4,166.5
Less intra-group transfers	(855.4)	(168.4)	(138.5)	(19.6)	(58.3)		(1,240.2)

Net consolidated sales	935.4	596.5	564.1	539.3	291.0		2,926.3

Operating income	85.1	113.1	24.8	36.5	50.7		310.2
– of which depreciation of fixed assets	(62.3)	(25.9)	(21.2)	(21.7)	(10.4)		(141.5)
– of which amortization of intangibles	(87.4)	(45.2)	(12.7)	(22.9)	(9.6)		(177.8)
Other revenues (expenses)						(8.7)	(8.7)
Interest income						4.3	4.3
Interest expense						(245.3)	(245.3)
Income taxes						(39.0)	(39.0)
Minority interest and equity investees						1.4	1.4
Capital expenditures	32.6	23.8	15.6	13.0	10.7		95.7

Total identifiable assets	3,657.5	1,203.6	37.9	(318.6)	173.7		4,754.1

Back to Contents

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Geographic segments
	Europe
				United States	Rest of	Items globally
	France	Italy	Others	of America	the world	analyzed	Total

	(€ in millions)
Period from Jan 01, 2003 to Dec 31, 2003
Total sales	1,632.4	714.5	620.7	540.0	323.7		3,831.3
Less intra-group transfers	(735.1)	(147.2)	(126.5)	(13.3)	(47.4)		(1,069.5)

Net consolidated sales	897.3	567.3	494.2	526.7	276.3		2,761.8

Operating income	(3.4)	61.3	(3.6)	18.5	29.2		102.0
— of which depreciation of fixed assets	(64.4)	(27.5)	(24.4)	(25.6)	(13.9)		(155.8)
— of which amortization of intangibles	(92.4)	(48.4)	(13.8)	(25.6)	(11.0)		(191.2)
Other revenues (expenses)						(44.1)	(44.1)
Interest income						65.3	65.3
Interest expense						(259.6)	(259.6)
Income taxes						8.0	8.0
Minority interest and equity investees						1.5	1.5
Capital expenditures	44.1	24.7	16.7	11.7	15.4		112.6

Total identifiable assets	4,417.8	1,256.8	(371.5)	(288.9)	170.3		5,184.5

Sales by French companies, excluding sales to Group companies, include the following export sales:

	Statutory period from Jan 01, 2004 to Dec 31, 2004	Period from Jan 01, 2003 to Dec 31, 2003	Period from Aug 01, 2002 to Dec 31, 2002	Statutory period from Aug 01, 2002 to Dec 31, 2003	Statutory period from Jan 01, 2002 to Jul 31, 2002

	(€ in millions)

Total sales	935.4	897.3	83.0	980.3	0.0
of which sales exported to:
— Europe	43.8	49.3	17.0	66.3	0.0
— other countries	77.4	72.8	11.0	83.8	0.0

	121.2	122.1	28.0	150.1	0.0

28)	Subsequent events

On November 29, 2004, Legrand announced the acquisition of the business of Van Geel, with the exception of its German subsidiary. The acquisition was completed March 11, 2005. Van Geel is one of the leading European specialists of metal cable management systems (among which trunkings, cable trays, floor boxes). With €60 million of consolidated sales, Van Geel is the leader in its field in the Netherlands and Austria and holds significant positions on a number of European markets (among which Belgium, Portugal, Sweden). Based in Boxtel, Netherlands, Van Geel has two manufacturing units in the Netherlands and a total work force of 300 persons.

In January 2005, we announced that we had executed an agreement to acquire a controlling stake in Zucchini, the market leader in Italy for prefabricated busbar systems. Based in Brescia in northern Italy, Zucchini reported sales of approximately €50 million in 2004. With three factories in Italy and commercial subsidiaries in main European countries, it employs close to 280 people.

Back to Contents

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In February 2005, we announced the execution of an agreement for the acquisition of the entire business of OnQ, the US leader in structured wiring for residential applications. Based in Harrisburg, Pennsylvania, OnQ generated net sales of approximately $22 million with a workforce of close to 100 in 2004. OnQ’s catalog of nearly 1,000 items enables it to offer complete solutions for Voice, Data and Image network for residential buildings, including VDI entertainment, integrated lighting and sound management systems. We believe this acquisition will complement the Pass & Seymour/Legrand range of fittings.

29)	Reconciliation of French GAAP to US GAAP

The tables below show the US GAAP net income, balance sheets, cash-flow statements and shareholders equity.

Consolidated statements of income US GAAP

	Statutory period from Jan 01, 2004 to Dec 31, 2004	Period from Jan 01, 2003 to Dec 31, 2003	Period from Aug 01, 2002 to Dec 31, 2002	Statutory period from Jan 01, 2002 to Jul 31, 2002

	(€ in millions)
Net sales	2,926.3	2,761.8	219.0	0.0
Operating expenses
Cost of goods sold	(1,575.3)	(1,640.4)	(179.0)	0.0
Administrative and selling expenses	(758.9)	(733.5)	(64.0)	0.0
Research and development expenses	(251.0)	(258.5)	(113.0)	0.0
Other operating income (expenses)	(9.9)	(22.4)	(1.0)	0.0

Operating income (loss)	331.2	107.0	(138.0)	0.0

Interest income (expense)	(231.4)	(293.9)	(22.0)	0.0
Loss on extinguishment of debt	(50.7)	0.0	0.0	0.0
Other income (expenses)	5.8	3.5	1.0	0.0

Income (loss) before taxes, minority interests and equity in earnings of investees	54.9	(183.4)	(159.0)	0.0

Income taxes	(40.5)	21.9	26.0	0.0

Net income (loss) before minority interests and equity in earnings of investees	14.4	(161.5)	(133.0)	0.0

Minority interests	(1.2)	(0.9)	2.0	0.0
Equity in earnings of investees	2.6	2.4	2.0	0.0

Net income (loss)	15.8	(160.0)	(129.0)	0.0

Back to Contents

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Consolidated balance sheets US GAAP

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

	(€ in millions)
ASSETS
Current assets
Cash and cash equivalents	68.3	67.9	559.0
Marketable securities	13.1	32.6	195.6
Restricted cash	27.0	37.0	22.5
Trade accounts receivable	495.7	509.9	598.2
Deferred income taxes	30.3	34.7	48.4
Other current assets	132.2	120.1	93.4
Inventories	422.0	385.5	530.7

Total current assets	1,188.6	1,187.7	2,047.8

Property, plant and equipment, net	816.0	914.9	1,024.8
Investments	18.4	21.8	26.3
Goodwill	1,331.1	1,343.5	1,354.0
Trademarks, net	1,526.3	1,591.1	1,642.4
Developed Technology, net	337.7	449.9	586.0
Mirror swaps	24.8	35.2	42.0
Swap associated with TSDI 3	0.9	1.3	2.0
Swaps associated with other borrowings	40.5	60.1	161.0
Restricted cash	0.0	90.5	127.5
Deferred income taxes	32.6	34.1	149.9
Other non-current assets	38.9	96.5	166.5

	4,167.2	4,638.9	5,282.4

Total assets	5,355.8	5,826.6	7,330.2

Back to Contents

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

	(€ in millions)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	203.6	103.2	723.0
Accounts and notes payable	311.3	252.7	268.4
Deferred income taxes	3.8	3.0	48.0
Other current liabilities	380.5	355.2	443.0

Total current liabilities	899.2	714.1	1,482.4

Swap fair value associated with TSDI 1&2	80.8	121.8	153.0

Deferred income taxes	687.5	744.2	893.9
Other non-current liabilities	229.3	229.3	207.1
Borrowings	1,686.8	2,263.1	2,607.0
Swap fair value associated with other borrowings	78.3	52.5	0.0
Subordinated securities	68.9	108.9	150.2
Payment-In-Kind loans (PIK)	1,275.8	1,216.6	0.0
Related party loan	0.0	0.0	1,159.0

Contingencies and commitments (see note 23)

Minority interests	7.5	6.2	51.8

Shareholders’ equity
Capital stock	759.4	759.4	759.4
Accumulated deficits	(273.0)	(288.8)	(129.2)
Translation reserve	(144.7)	(100.7)	(4.4)

	341.7	369.9	625.8

Total liabilities and shareholders’ equity	5,355.8	5,826.6	7,330.2

Back to Contents

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Consolidated statements of cash flows US GAAP

	Statutory period			Statutory period
	from	Period from	Period from	from Jan 01,
	Jan 01, 2004 to	Jan 01, 2003 to	Aug 01, 2002 to	2002 to
	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002	Jul 31, 2002

	(€ in millions)
Net income (loss) attributable to Legrand Holding	15.8	(160.0)	(129.0)	0.0
Reconciliation of net income to net cash provided from
(used in) operating activities:
— depreciation of tangible assets	141.5	155.8	13.0	0.0
— amortization of intangible assets	133.9	146.5	108.0	0.0
— allowance for tangible and intangible assets	0.6			0.0
— loss on extinguishment of debt	50.7			0.0
— changes in long-term deferred taxes	(30.5)	(63.4)	(2.0)	0.0
— changes in other long-term assets and liabilities	2.5	4.6	(2.0)	0.0
— minority interests	1.2	0.9	(3.0)	0.0
— equity in earnings of investees	(2.6)	(2.4)	(2.0)	0.0
— other items having impacted the cash	45.4	220.8	63.0	0.0
(Gains) losses on fixed asset disposals	(5.6)	(1.2)	14.0	0.0
(Gains) losses on sales of securities	0.3	(0.6)	0.0	0.0
Changes in operating assets and liabilities, net of effect of investments in consolidated entities:
— inventories	(40.8)	(1.9)	54.0	0.0
— accounts receivable	9.8	61.1	17.0	0.0
— accounts and notes payable	60.9	(7.5)	(77.0)	0.0
— other operating assets and liabilities	29.2	(81.7)	(137.0)	0.0

Net cash (used in) provided from operating activities	412.3	271.0	(83.0)	0.0

Net proceeds from sales of fixed assets	45.4	16.8	170.0	0.0
Capital expenditures	(95.7)	(112.6)	(16.0)	0.0
Proceeds from sales of marketable securities	138.4	312.3	213.0	0.0
Investments in marketable securities	(18.5)	(29.0)	(202.0)	0.0
Investments in consolidated entities	0.0	(72.8)	(3,067.0)	0.0
Investments in non-consolidated entities	(0.1)	(0.2)	0.0	0.0

Net cash (used in) provided from investing activities	69.5	114.5	(2,902.0)	0.0

Related to shareholders’ equity:
— capital increase	0.0	0.0	760.0	0.0
— dividends paid by Legrand Holding’s subsidiaries	(0.8)	(1.1)	(2.0)	0.0
Other financing activities:
— reduction of subordinated securities	(39.9)	(41.0)	(4.0)	0.0
— new borrowings	929.7	579.1	3,063.0	0.0
— repayment of borrowings	(1,324.1)	(820.3)	(273.0)	0.0
— debt issuance cost	(6.3)	(7.5)	0.0	0.0
— increase (reduction) of commercial paper	0.0	(508.0)	(30.0)	0.0
— increase (reduction) of bank overdrafts	(40.2)	(87.2)	23.0	0.0

Net cash (used in) provided from financing activities	(481.6)	(886.0)	3,537.0	0.0

Net effect of currency translation on cash	(0.2)	(9.4)	7.0	0.0
Increase (reduction) of cash and cash equivalents	0.4	(491.1)	559.0	0.0
Cash and cash equivalents at the beginning of the period	67.9	559.0	0.0	0.0

Cash and cash equivalents at the end of the period	68.3	67.9	559.0	0.0

Interest paid during the period	182.9	202.2	0.0	0.0
Income taxes paid during the period	45.5	79.5	0.0	0.0

Back to Contents

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY US GAAP

	Capital stock, at par value	Retained earnings	Translation reserve	Total shareholders’ equity

	(€ in millions)
As of July 31, 2002	0.0	0.0	0.0	0.0

Net income for the period		(129.2)		(129.2)
Capital increase	759.4			759.4
Changes in translation reserve			(4.4)	(4.4)

As of December 31, 2002	759.4	(129.2)	(4.4)	625.8

Net income for the period		(160.0)		(160.0)
Capital increase				0.0
Changes in translation reserve		0.4	(96.3)	(95.9)

As of December 31, 2003	759.4	(288.8)	(100.7)	369.9

Net income for the period		15.8		15.8
Capital increase				0.0
Changes in translation reserve			(44.0)	(44.0)

As of December 31, 2004	759.4	(273.0)	(144.7)	341.7

Back to Contents

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The tables below show the US GAAP reconciliations of net income and net equity.

RECONCILIATION OF NET INCOME

	Statutory period from Jan 01, 2004 to Dec 31, 2004	Period from Jan 01, 2003 to Dec 31, 2003	Period from Aug 01, 2002 to Dec 31, 2002	Statutory period from Jan 01, 2002 to Jul 31, 2002

	(€ in millions)
Net income compliant with French GAAP	(27.8)	(126.9)	(129.0)	0.0

FAS 133	4.6	(67.9)	(1.0)	0.0
EITF 93-16	(9.0)	(9.9)	(2.0)	0.0
FAS 142	48.0	44.7	3.0	0.0

Net income compliant with US GAAP	15.8	(160.0)	(129.0)	0.0

SUMMARY RECONCILIATION OF NET EQUITY

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002	Jul 31, 2002

	(€ in millions)

Net equity compliant with French GAAP	335.0	424.5	626.0	0.0

FAS 133	(63.2)	(67.8)	(1.0)	0.0
EITF 93-16	(18.9)	(9.9)	(2.0)	0.0
FAS 142	92.7	44.7	3.0	0.0
Translation reserve	(3.9)	(21.6)	0.0	0.0

Net equity compliant with US GAAP	341.7	369.9	626.0	0.0

COMPREHENSIVE INCOME

	Items having modified the net equity
	with impact	without impact	Comprehensive
	on net income		income
	(€ in millions)
For the 7 months period ended July 31, 2002	0.0	0.0	0.0
For the 5 months period ended December 31, 2002	(128.9)	(4.5)	(133.4)
For the year ended December 31, 2003	(160.0)	(100.7)	(260.7)
For the year ended December 31, 2004	15.8	(44.0)	(28.2)

a)	Presentation of the statement of income

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

For the periods presented in the consolidated financial statements, only the translation reserve (note 1 (c)) has been added to net income to compute comprehensive income.

Back to Contents

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

e)	Consolidation of special purposes entities

The existing special purpose entities are related to the subordinated securities issued by Legrand SA. Under US GAAP, the SPVs are required to be consolidated. The application of US GAAP to the subordinated perpetual notes (the TSDIs) and related loans has the following impacts:

—	Recognition of the debts due by the special purpose entities (€68.9 million as of December 31, 2004)

—	Recognition of certain derivative financial instruments at fair value in the Group’s balance sheet with changes in fair value being recognized in the statement of income.

Considering the effects outlined above and other effects relating to the subordinated perpetual notes (the TSDIs), the principal impact of this difference on the income statement is to adjust interest income and increase the net result by €21.5 million for the period ended December 31, 2004.

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

The impairment tests have to be applied at the reporting entity level on an annual basis and were performed as of December 31, 2004.

In addition, under French GAAP, deferred taxes are not recognized on intangible assets with an indefinite useful life (trademarks). Under US GAAP, deferred taxes are required to be recognized on intangibles with an indefinite useful life (trademarks). Accordingly, the Group has recognized an additional deferred tax liability under US GAAP amounting to €551.7 million.

All of the Group’s intangible assets, including goodwill, were recognized in connection with the acquisition of Legrand SA on December 10, 2002. Intangible assets, as determined under US GAAP, consist of the following:

Back to Contents

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Estimate useful lives	Dec 31, 2004	Dec 31, 2003

	(years)	(€ in millions)
Intangible assets not subject to amortization
Goodwill	NA	1,331.1	1,343.5
Indefinite-lived trademarks	NA	1,477.4	1,533.7

		2,808.5	2,877.2
Intangible assets subject to amortization
Developed technology	10	574.4	578.3
Other trademarks	10-20	59.2	63.2
Other		90.7	75.6

		724.3	717.1
Less: accumulated amortization		(328.7)	(205.1)

		395.6	512.0
		3,204.1	3,389.2

As of December 31, 2004, €475.7 million, €350.5 million, €111.7 million, €239.1 million and €154.1 million of our goodwill has been allocated to the France, Italy, Rest of Europe, North America and the Rest of the World segments, respectively. There was no change in the carrying amount of goodwill during any of the periods presented other than recognition of the foregoing amounts in connection with the acquisition.

g)	Deferred income tax assets

Under French GAAP, deferred tax assets whose realization is not more likely than not are not recognized. Under US GAAP, deferred tax assets whose realization is not more likely than not are recognized and are reduced to the amount whose realization is more likely than not through the application of a valuation allowance. Under US GAAP, all deferred tax assets would be recognized and then reduced, if necessary, by a valuation allowance equal to the amount of any tax benefit that, based on available evidence, are not more likely than not to be realized. Deferred tax assets amounting to €218.3 million whose realization is not more likely than not were not recognized as of December 31, 2004 under French GAAP. Under US GAAP, such deferred tax assets would have been recognized and reduced by a valuation allowance for the same amount. This difference does not impact the measurement of deferred taxes but does have un impact on the disclosure of deferred tax assets.

h)	Foreign parent information

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

In 2003, the Company has changed its name from FIMEP into Legrand Holding SA.

The tables below present summarized balance sheet, income statement and cash flow for Legrand Holding SA (on an unconsolidated basis) as of December 31, 2004 and December 31, 2003

Back to Contents

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Dec 31, 2004	Dec 31, 2003
	in US Gaap
	(€ in millions)
BALANCE SHEET
Receivables	7.1	42.5
Inter company shares	211.3	296.7
Receivables related to intercompany investments	1,986.1	1,842.5

TOTAL ASSETS	2,204.5	2,181.7

Short term borrowings	21.6	23.0
Accounts and notes payable	0.1	0.0
Other current liabilities	76.1	47.7
Other intercompany payables	0.4	0.3

Total current liabilities	98.2	71.0
Long term borrowings	535.8	555.1
Long term intercompany borrowings	1,275.8	1,216.6
Common stock	759.3	759.3
Accumulated deficit	(319.9)	(319.6)
Cumulative translation adjusments	(144.7)	(100.7)

Total shareholders’ equity	294.7	339.0

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,204.5	2,181.7

	Statutory period from	Period from
	Jan 01, 2004 to	Jan 01, 2003 to
	Dec 31, 2004	Dec 31, 2003

	in US Gaap
	(€ in millions)
INCOME STATEMENT
Administrative and selling expenses	(0.4)	(0.2)

Operating loss	(0.4)	(0.2)
Other income	2.3	0.4

Income before tax	1.9	0.2
Income tax	39.2	42.1
Equity in net income of Legrand SAS (ex FIMAF)	(41.4)	(232.7)

Net income compliant with US GAAP	(0.3)	(190.4)

Back to Contents

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Statutory period
	from	Period from
	Jan 01, 2004 to	Jan 01, 2003 to
	Dec 31, 2004	Dec 31, 2003

	in US Gaap
	(€ in millions)
STATEMENTS OF CASH FLOWS
Net income attributable	(0.3)	(190.4)
Reconciliation of net income to net cash provided from (used in) operating activities:
— equity in earnings of investees	41.4	232.7
Changes in operating assets and liabilities:
— accounts receivable	35.4	(42.5)
— other operating assets and liabilities	28.6	48.0

Net cash from operating activities	105.1	47.8
Investing activities
— receivables related to intercompany investments	(143.6)	(1,842.5)
Financing activities
— new borrowings	38.5	1,794.7
— issuance of common shares
Increase (reduction) of cash and cash equivalents	0.0	0.0
Cash and cash equivalents at the beginning of the period	0.0	0.0

Cash and cash equivalents at the end of the period	0.0	0.0

i)	Principal shareholder transactions

In connection with the acquisition of Legrand in 2002, certain senior executives and management of Legrand were granted warrants (by the Group’s parent company) to acquire common shares in the Group’s parent company. Under French GAAP, transactions entered into by principal shareholders that benefit the company are not required to be reflected in the accounts of the Group. Under US GAAP, for transactions that are established by principal shareholders that have characteristics similar to compensatory plans adopted by corporations, AIN-APB 25, #1 requires companies to account for such plans as if they are their own. Accordingly, upon the occurrence of certain specified future events and the achievement of certain specified performance conditions, the Group may be required to recognize expense in an amount that will be based on the future share price of Legrand.

j)	New Accounting Pronouncements

SFAS 151 — Inventory Costs an amendment of ARB No. 43, Chapter 4

In November 2004, the Financial Accounting Standards Board issued SFAS 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4 (“SFAS 151”). The standard adopts the IASB view related to inventories that abnormal amounts of idle capacity and spoilage costs should be excluded from the cost of inventory and expensed when incurred. Additionally, the Board made the decision to clarify, the meaning of the term ‘normal capacity’. SFAS 151 is effective for the Group for the period beginning January 1, 2006. The Group is currently reviewing this issue to measure the potential impact on its consolidated results of operations, financial position, and cash flows and does not anticipate that the adoption of SFAS 151 will have a material impact on the Group’s consolidated results of operations.

SFAS 123R — Share-Based Payment

In December 2004, the Financial Accounting Standards Board released its final revised standard entitled FASB Statement No. 123R, Share-Based Payment (“SFAS 123R”). FAS 123R requires that a public entity measure the cost of equity-based service awards based on the grant-date fair value of the award (with limited

Back to Contents

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. A public entity will initially measure the cost of liability based service awards based on its current fair value; the fair value of that award will be re-measured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. SFAS 123R is effective for the Group for the year beginning January 1, 2006. The Group is currently reviewing this SFAS 123R to estimate the potential impact on its consolidated results of operations or the financial position when adopted.

Back to Contents

INDEPENDENT AUDITOR’S REPORT To the Shareholders and Board of Directors of Legrand SA

We have audited the accompanying consolidated balance sheet of Legrand SA and its subsidiaries (the “Company”) as of December 10, 2002 and the related consolidated statement of income, of cash flows and of shareholders’ equity for the period from January 1, 2002 to December 10, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 10, 2002 and the consolidated results of their operations and their cash flows for the period from January 1, 2002 to December 10, 2002 in conformity with French generally accepted accounting principles.

Accounting principles in France vary in certain important respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net income expressed in euro for the period from January 1, 2002 to December 10, 2002 and the determination of consolidated shareholders’ equity and consolidated financial position also expressed in euro as of December 10, 2002 to the extent summarized in note 28 to the consolidated financial statements.

PricewaterhouseCoopers

Paris, France,
February 17, 2003

Back to Contents

LEGRAND SA

CONSOLIDATED STATEMENTS OF INCOME

Period from January 1, 2002 to December 10, 2002

(€ in millions)
Net sales (note 1 (j))	2,748
Operating expenses (note 18 (a))
Cost of goods sold	(1,521)
Administrative and selling expenses	(704)
Research and development expenses	(126)
Other operating expenses	(2)
Amortization of goodwill	(53)

Operating income	342
Interest income (expense) (notes 13 and 19)	(50)
Profits (losses) from disposal of fixed assets	11
Other revenues (expenses) (note 18 (b))	(65)
Expenses related to the takeover bid for shares (note 18 (c))	(4)

Income before taxes, minority interests and equity in earnings of investees	234
Income taxes (note 20)	(55)

Net income before minority interests and equity in earnings of investees	179
Minority interests	(1)
Equity in earnings of investees	2

Net income attributable to Legrand SA	180

Earnings per share (notes 1 (d) and 10 (b))	Period from January 1, 2002 to December 10, 2002

(€)
Primary earnings per share:
Average number of shares outstanding	28,153,273
Earnings per share	6.40
Fully diluted earnings per share:
Average number of shares used for the calculation	28,158,343
Earnings per share	6.40

The accompanying notes on pages F-53 to F-86 are an integral part of these financial statements.

Back to Contents

LEGRAND SA

CONSOLIDATED BALANCE SHEETS

As of December 10, 2002

(€ in millions)
ASSETS
Current assets
Cash and cash equivalent	410
Marketable securities (note 9)	363
Trade accounts receivable (note 8)	660
Short-term deferred taxes (notes 1 (i) and 20)	63
Other current assets	112
Inventories (notes 1 (h) and 7)	426

Total current assets	2,034

Property, plant and equipment (notes 1 (g) and 3)
At cost	2,511
Less accumulated depreciation	(1,511)

1,000

Other non-current assets
Investments (note 5)	27
Goodwill (notes 1 (f) and 2)	1,011
Long-term deferred taxes (notes 1 (i) and 20)	84
Other non-current assets (note 6)	386
1,508

Total assets	4,542

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings (note 16)	948
Accounts and notes payable	241
Short-term deferred taxes (notes 1 (i) and 20)	2
Proposed dividend for the year (note 23)	—
Other current liabilities	463

Total current liabilities	1,654

Long-term deferred taxes (notes 1 (i) and 20)	42
Long-term liabilities (note 15)	169
Long-term borrowings (note 14)	643
Subordinated securities (note 13)	219
Minority interests	10
Shareholders’ equity
Capital stock, par value 2 (note 10)	56
Additional paid-in capital	171
Retained earnings (note 12 (a))	1,907
Translation reserve (note 12 (b))	(329)

1,805

Total liabilities and shareholders’ equity	4,542

The accompanying notes on pages F-53 to F-86 are an integral part of these financial statements.

Back to Contents

LEGRAND SA

CONSOLIDATED STATEMENTS OF CASH FLOWS

Period from January 1, 2002 to December 10, 2002

(€ in millions)
Operating activities:
Net income attributable to Legrand SA	180
Reconciliation of net income to net cash:
— depreciation of tangible assets	160
— amortization of intangible assets	71
— changes in long-term deferred taxes	(47)
— changes in other long-term assets and liabilities	2
— minority interests	1
— equity in earnings of investees	(2)
— other items having impacted the cash	3

Working capital provided from operations	368

(Gains) losses on fixed asset disposals	(14)
(Gains) losses on sales of securities	(10)
Changes in operating assets and liabilities, net of effect of investments in consolidated entities:
— accounts receivable	(3)
— inventories	14
— accounts and notes payable	91
— other operating assets and liabilities	12

Net cash provided from operating activities	458

Investing activities
Net proceeds from sales of fixed assets	123
Capital expenditures	(138)
Proceeds from sales of marketable securities	251
Investments in marketable securities and restricted cash	(75)
Investments in consolidated entities
Investments in non-consolidated entities	(5)

Net cash (used in) provided by investing activities	156

Financing activities
Related to shareholders’ equity:
— capital increase	1
— purchase of Legrand’s shares
— dividends paid by Legrand SA	(60)
— dividends paid by Legrand’s subsidiaries
Other financing activities:
— reduction of subordinated securities	(46)
— new borrowings	160
— repayments of debt	(180)
— increase (reduction) of commercial paper	(372)
— increase (reduction) of bank overdrafts	(210)

Net cash (used in) provided from financing activities	(707)

Net effect of currency translation on cash	(28)

Increase (reduction) of cash and cash equivalents	(121)
Cash and cash equivalents at the beginning of the period	531

Cash and cash equivalents at the end of the period	410

The accompanying notes on pages F-53 to F-86 are an integral part of these financial statements.

Back to Contents

LEGRAND SA

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Capital stock, at par value	Additional paid-in capital	Retained earnings	Translation reserve	Total shareholders’ equity

	(€ in millions)
As of December 31, 2001	56	170	1,725	(174)	1,777

Net income for the period			180		180
Capital increase		1			1
Schneider Electric shares impact (note 1 (a))			2		2
Changes in translation reserve				(155)	(155)

As of December 10, 2002	56	171	1,907	(329)	1,805

The comprehensive income (note 1 (q)) is as follows:

	Items having modified the net equity

	with impact on net income	without impact on net income	Comprehensive income

	(€ in millions)
For the period ended December 10, 2002	180	(155)	25

The accompanying notes on pages F-53 to F-86 are an integral part of these financial statements.

Back to Contents

LEGRAND SA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

List of consolidated companies

The consolidated financial statements comprise the financial statements of Legrand SA and 112 controlled subsidiaries. The investment in 6 affiliated companies is accounted for by the equity method.

The most significant consolidated operating subsidiaries, all 100% owned (Fael excepted, which is 93% owned), are the following:

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

The Group’s consolidated financial statements are prepared, in all material respects, in conformity with accounting principles generally accepted in France. They comply with the requirements of French laws and regulations excepted for the dispensation described hereafter (note 1 (a)).

The statutory accounts of each company, whether consolidated or accounted for by the equity method, are prepared in accordance with local accounting principles and regulations, and have been adjusted to comply with these principles, which are essentially those described hereafter.

Back to Contents

LEGRAND SA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

In exchange for these treasury shares, Legrand SA received 4,948,527 Schneider Electric shares (2.06% of the share capital of Schneider Electric) valued at €59.36 per share, i.e. €294 million. The gain of the exchange (€99 million after tax) was accounted for directly through the consolidated retained earnings, in compliance with the French and US GAAP. The Schneider Electric shares are accounted for on the balance sheet as “other non-current assets.”

Under normal circumstances the application of the accounting principles for the accounting of fixed investments would conduct to account for the gains and losses on the valuation or sale of these stocks through the statement of income. This method would not be consistent with the accounting treatment of the treasury stocks and accordingly would confuse the understanding of the Group’s financial statements.

In view of the unusual nature of the transaction the company determined that the loss should be recorded directly to equity. Accordingly, the impacts on the statement of income were neutralized in 2001 and will be neutralized in future years, within the limit of the gain (€99 million).

As a consequence, as of December 31, 2001, the Schneider Electric shares were valued at €54 and the variation of the value after tax, i.e. €–20 million, was accounted for directly on net equity.

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

The financial statements of subsidiaries, which Legrand SA controls directly or indirectly, are consolidated. Companies in which Legrand SA owns directly or indirectly an interest of 20 to 50% are accounted for by the equity method. All significant intercompany transactions have been eliminated.

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

•
Gains or losses arising from the translation of the financial statements of subsidiaries located in these countries are included in the consolidated statement of income under the heading “Exchange and translation gains (losses).”

Back to Contents

LEGRAND SA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For all countries:

•
Exchange differences arising from foreign currency transactions are included in the consolidated statement of income under the heading “Exchange and translation gains (losses),” excepted intercompany transactions having the character of a permanent investment which are directly recorded in the translation reserve.

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

Other intangible assets, included in “other non-current assets” in the balance sheet, are amortized on a straight-line basis over the estimated period of benefit, not in excess of 40 years, and limited to 20 years for patents and trademarks.

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

Back to Contents

LEGRAND SA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

In addition, the Group offers certain sales incentives to customers consisting primarily of volume rebates, and discounts for prompt payment. Volume rebates are typically based on three, six, and twelve-month arrangements with customers, and rarely do such arrangements extend beyond one year. Since the volume of customer’s future purchases can be reasonably estimated based on historical evidence, the Group recognizes the rebates on a monthly basis as a reduction in revenue based on the estimated cost of honoring rebates earned and claimed to each of the underlying revenue transactions that reflect the progress by the customer toward earning the rebate. These volume rebates are generally accounted for as a reduction to customers’ accounts receivable balance. Discounts for prompt payment are recognized as financial expenses.

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

Back to Contents

LEGRAND SA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

l)	Derivative financial and commodity instruments

The Group’s policy is to abstain from transactions of a speculative nature in the use of financial instruments; consequently all operations with these instruments are exclusively devoted to manage and cover exchange or interest rate risks, and the prices of raw materials.

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

Back to Contents

LEGRAND SA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

n)	Stock option plans

In accordance with FASB statement No 123, the Group has chosen to continue to account for stock-based compensation using the intrinsic value method as prescribed by APB No 25. Accordingly, compensation cost is measured as the excess of the market price of the company’s stock at the date of the grant over the exercise price an employee must pay to acquire this stock.

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

Back to Contents

LEGRAND SA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2)	Goodwill (note 1 (f))

Goodwill is considered as an integral part of the assets of acquired companies. Goodwill which relates to foreign subsidiaries expressed in local currency is translated into euros using the closing rates, except for those entities located in countries with highly inflationary economies for which goodwill is directly determined in euros.

Goodwill can be analyzed as follows:

As of December 10, 2002

(€ in millions)
Gross value	1,233
Accumulated amortization	(222)
1,011
of which :
— France	42
— Italy	107
— Other European countries	110
— United States of America	697
— Other countries	55

1,011

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

Changes in goodwill, mainly related to the first consolidation of companies, are analyzed as follows:

From Jan 1, 2002 to Dec 10, 2002

(€ in millions)
Gross value:
At the beginning of the period	1,330
— new acquisitions	2
— other changes in gross value	21
— translation effect	(120)

At the end of the period	1,233

Amortization:
At the beginning of the period	(181)
— amortization expense	(53)
— other changes in amortization
— translation effect	12

At the end of the period	(222)

Back to Contents

LEGRAND SA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3)	Property, plant and equipment (note 1 (g))

Tangible fixed assets, including capitalized leases, are as follows:

	France	Other countries	Total
	As of Dec 10, 2002	As of Dec 10, 2002	As of Dec 10, 2002

	(€ in millions)	(€ in millions)	(€ in millions)
Land	20	42	62
Buildings	290	304	594
Machinery and equipment	750	754	1,504
Construction in progress	104	247	351

	1,164	1,347	2,511
Less depreciation	(746)	(765)	(1,511)

	418	582	1,000

Changes in property, plant and equipment, can be analyzed as follows:

Period from January 1, 2002 to December 10, 2002

(€ in millions)
At the beginning of the period	2,543
— capital expenditures	127
— disposals	(53)
— new consolidated entities	(6)
— translation effect	(100)

At the end of the period	2,511

During the same period, the depreciation of fixed assets has changed as follows:

Period from January 1, 2002 to December 10, 2002

(€ in millions)
At the beginning of the period	(1,451)
— depreciation expense	(160)
— disposals	44
— new consolidated entities	3
— translation effect	53

At the end of the period	(1,511)

Back to Contents

LEGRAND SA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4)	Capital leases

a)	Property, plant and equipment include the following assets held under capital leases:

As of December 10, 2002

(€ in millions)
Land	4
Buildings	57
Machinery and equipment	8

69

Less depreciation	(20)

49

b)	Capital lease obligations are presented in the balance sheets as follows:

As of December 10, 2002

(€ in millions)
Long-term borrowings	26
Short-term borrowings	8

34

c)	Future minimum lease payments related to capital leases are as follows:

As of December 10, 2002

(€ in millions)
Payable within one year	9
Payable in one to two years	10
Payable in two to three years	6
Payable in three to four years	5
Payable in four to five years	5
Payable beyond five years	1

36
Less interest portion	(2)

Present value of future minimum lease payments	34

5)	Investments

Investments which do not relate to consolidated companies are as follows:

As of December 10, 2002

(€ in millions)
Equity method investees	14
Other investments	13

27

Back to Contents

LEGRAND SA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The key figures, which concern equity method investees, are as follows:

Period from January 1, 2002 to December 10, 2002

(€ in millions)
Net sales	28
Net income	4
Total assets	31

6)	Other non-current assets

The other non-current assets are mainly composed of trademarks and patents valued further to Legrand’s acquisitions.

They are as follows:

As of December 10, 2002

(€ in millions)
Schneider Electric stocks
Trade names	78
Patents and licences	24
Softwares	19
Miscellaneous	264

385

7)	Inventories (note 1 (h))

As of December 10, 2002

(€ in millions)
Purchased raw-materials and parts	137
Sub-assemblies, work in process	90
Finished goods	265
492
Less allowances	(66)

426

8)	Trade accounts receivable

As of December 10, 2002

(€ in millions)
Trade accounts receivable	502
Notes receivables	183

685
Less allowances	(25)

660

The Group realizes over 95% of its sales to distributors of electrical fittings, each of the two largest representing approximately 13% of consolidated net sales.

Back to Contents

LEGRAND SA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9)	Marketable securities

Marketable securities are carried at the lower of cost or market. Unrealized gains which relate to these securities, are analyzed below:

Period from January 1, 2002 to December 10, 2002

(€ in millions)
Unrealized gains at the beginning of the period	5
Increase (reduction) in fair value	5
Realized gains during the year	(10)

Unrealized gains at the end of the period	—

Of the net proceeds of the issuance of the 8½% debentures (see note 14), 162 millions of US dollars were reinvested in marketable securities having an average rating at AA–/Aa3. In order to manage interest and exchange rate risks, these securities, denominated in US dollars, were swapped into a variable remuneration indexed to LIBOR and receivable on the dates of payment of the interest on the debentures. A fluctuation of the US dollar interest rate therefore had no effect on the total market value of these investments and their related swaps. Up to this amount, variations of the US dollar/euro exchange rate resulted in a compensating adjustment of the euro value of balances on the balance sheet.

10)	Capital stock and earnings per share

a)	Capital stock

Capital stock consists of the following number of shares:

As of December 10, 2002

Common shares
Issued	21,440,808
Held by the Group
— to cover the stock-options plan
— to stabilize the market price
— others
Outstanding	21,440,808

Preferred, non-voting shares
Issued	6,719,529
Held by the Group to stabilize the market price
Outstanding	6,719,529

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

Back to Contents

LEGRAND SA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b)	Earnings per share

Earnings per share are computed based on the average number of both common and preferred shares outstanding during the period, as specified in note 1 (d).

FASB statement No. 128 specifies that earnings per share should be calculated separately for each class of shares assuming that the total consolidated income of the year would be distributed as a dividend. This unrealistic assumption is inconsistent with financing requirements for capital expenditures, business development and acquisitions, etc. and has not been retained. Accordingly, the “two-class” method of computing earnings per-share prescribed by SFAS No. 128 is not utilized by the Group. Instead, each common and preferred, non-voting share outstanding during the period is assumed to have an equal interest, on a per-share basis, in the earnings of the Group.

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

Holders of stock options granted by Legrand SA (other than holders of stocks options granted in 2001) have the right to exchange the ordinary and preferred non-voting shares resulting from the exercise of such stock options for Schneider shares pursuant to an undertaking provided by Schneider to the holders of such stock options during its public tender offer for Legrand SA. On December 10, 2002, FIMAF and Schneider entered into a call and put option agreement whereby Schneider has agreed that it will sell to FIMAF, if FIMAF so wishes, and FIMAF has agreed to purchase, if Schneider so wishes, all ordinary and preferred non-voting shares of Legrand SA held by Schneider as a result of the exercise of such stock options. The call options is exercisable by FIMAF for a period of six months from the date on which Schneider becomes the recorded owner of the relevant Legrand SA shares and the put option may be exercised by Schneider after six months and fifteen days from the date on which Schneider becomes the recorded owner of the relevant Legrand SA shares and in no event later than twelve months after such date. Options subject to Schneider s stock options undertaking have exercise periods that continue through and until November 2007. As of December 10, 2002, the total number of options subject to Schneider Electric undertaking (and thus subject to the put and call agreement) was 219,672 and 5,000 with respect to Legrand’s ordinary and referrednon-voting shares, respectively.

Back to Contents

LEGRAND SA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Nature of the plans	Subscription								Purchase

dates of attribution of options	1996		1997		1998		2000	2001	1999

nature of shares offered	ordinary	preferred	ordinary	preferred	ordinary	preferred	ordinary	ordinary	ordinary	Total of outstanding plans

Number of grantees	5		6		6		8,999	9,122	8,814
Exercisable from	11-1996		12-1997		10-1998		11-2005	11-2005	12-2004
Exercisable until	11-2002		12-2003		10-2004		11-2007	11-2008	12-2006
Option price (in Euros)	107.42	67.08	132.45	89.84	165.56	100.01	191.50	143.00	222.00
Number of options granted	7,400	2,000	11,750	2,500	7,500	2,500	124,240	178,766	85,708	422,364
Options exercised in 1999	0	0	0	0	0	0	0	0	0	0
Options cancelled in 1999	0	0	0	0	0	0	0	0	0	0

Balance at the end of 1999	7,400	2,000	11,750	2,500	7,500	2,500	0	0	85,708	119,358
Options exercised in 2000	(2,000)	0	(3,000)	0	(2,000)	0	0	0	0	(7,000)
Options cancelled in 2000	0	0	0	0	0	0	0	0	(4,508)	(4,508)

Balance at the end of 2000	5,400	2,000	8,750	2,500	5,500	2,500	124,240	0	81,200	232,090
Options exercised in 2001	0	0	0	0	0	0	(18)	0	0	(18)
Options cancelled in 2001	0	0	0	0	0	0	0	0	0	0

Balance at the end of 2001	5,400	2,000	8,750	2,500	5,500	2,500	124,222	178,766	81,200	410,838
Options exercised in 2002	(5,400)	(2,000)	0	0	0	0	0	0	0	(7,400)
Options cancelled in 2002	0	0	0	0	0	0	0	0	0	0

Balance at December 10, 2002	0	0	8,750	2,500	5,500	2,500	124,222	178,766	81,200	403,438

Back to Contents

LEGRAND SA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The fair value of options at the date of grant is calculated in compliance with FASB Statement No. 123, using the “Black-Scholes” model, with the following assumptions:

Nature of the plans	Subscription								Purchase

dates of attribution of
options	1996		1997		1998		2000	2001	1999

nature of shares offered	ordinary	preferred	ordinary	preferred	ordinary	preferred	ordinary	ordinary	ordinary

Expected average life (years)	4 years		4 years		4 years		5 years	4 years	5 years
Interest rate (5 years bonds)	5.37%		4.50%		3.50%		5.54%	5.35%	4.76%
Implied volatility	26.5%	25.4%	36.2%	36.2%	43.2%	36.5%	39.4%	49.7%	31.6%
Dividend yield	1.5%	3.0%	1.1%	2.9%	1.0%	2.6%	1.3%	1.4%	1.2%
Fair value of the option (Euros)	47	25	65	36	93	47	73	58	71

In accordance with the provisions of APB No. 25, the company did not recognize any compensation cost for the period January 1, 2002 to December 10, 2002.

Had compensation cost been determined on the fair value at the grant date for awards since 1995 (non retroactively), the effect on the company’s 2002 net income would have not been material neither on earnings per share nor on net worth.

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

Employee profit sharing expense amounted to €23 million at December 10, 2002.

12)	Retained earnings and foreign translation reserve

a)	Retained earnings

Retained earnings of Legrand SA and its consolidated subsidiaries can be analyzed as follows:

As of December 10, 2002

(€ in millions)
Legrand’s legal reserve (not distributable)	6
Legrand’s undistributed retained earnings	656
Legrand’s share of earnings of consolidated companies	1,245

1,907

Retained earnings of Legrand SA and those of its French subsidiaries filing a consolidated tax return are as follows:

As of December 10, 2002

(€ in millions)
Available for distribution
Not available for distribution	729

Back to Contents

LEGRAND SA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b)	Foreign currency translation reserve

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

The foreign currency translation reserve records the impact of fluctuations in the following currencies:

As of December 10, 2002

(€ in millions)
Euro area’s currencies	(181)
US dollar	(30)
Other currencies	(118)

(329)

The line “other currencies” mainly refers to the area “rest of the world” (note 26).

(*)	Countries having elected to use the euro as their legal currency on January 1, 1999 are:
Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, Portugal, Spain.

13)	Subordinated perpetual notes (TSDIs)

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

The payment of interest on the subordinated perpetual notes can be suspended if (i) Legrand’s consolidated net equity falls below €412 million, (ii) Legrand SA has not paid an ordinary dividend (excluding dividends paid on preferred, non-voting shares and first statutory dividend) and (iii) no interim dividend has been declared. Deferred payments would bear interest, would not be subordinated in case of liquidation and would be paid before the payment of any ordinary dividend.

Back to Contents

LEGRAND SA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In order to manage its exposure to interest rate changes, semi-annual payments have been hedged using interest rate swaps. The payments, taking into account the effect of the swap agreements, represented on an annual basis, 9.6% (for the period from January 1, 2002 to December 10, 2002).

The amortization of the residual carrying value is as follows:

As of December 10, 2002

(€ in millions)
2002	4
2003	56
2004	62
2005	66
2006	26
2007	5

219

14)	Long-term borrowings

On February 14, 1995, Legrand SA issued on the American public market US$ 400 million of 8½% debentures due February 15, 2025 (Yankee bonds). Interest on the debentures is payable semiannually in arrears on February 15 and August 15 of each year, beginning August 15, 1995.

The debentures are not subject to any sinking fund and are not redeemable prior to maturity, except upon the occurrence of certain changes in the law requiring the payment of amounts in addition to the principal and interest. Should the company, by law, not be permitted to pay any such additional amounts, redemption generally would be mandatory or, if such amounts could be paid, the company may, at its option, redeem all — but not part — of the debentures. Each holder of the debentures may also require the company to repurchase its debentures upon the occurrence of a hostile change of control.

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

Long-term borrowings (including capitalized leases), in addition to the 8½% debentures (€401 million at the closing exchange rate), comprise the following:

	€ in millions	Maturities	Interest rates

currencies:
— Euro	9	2005	Euribor 3m + 0.60
— Euro	12	2009	Euribor 3m + 0.50
— Euro	198	2011	Euribor + 3.25

and other borrowings aggregating €23 million of which the amounts, individually, are not significant, none of them exceeding €10 million. These borrowings will be reimbursed through 2014.

Back to Contents

LEGRAND SA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Long-term borrowings are denominated in the following currencies:

As of December 10, 2002

(€ in millions)
currencies:
— Euro	240
— US dollar	401
— other currencies	2

643

Maturity dates are as follows:

As of December 10, 2002

(€ in millions)
Payable in one to two years	9
Payable in two to three years	7
Payable in three to four years	6
Payable in four to five years	5
Payable beyond five years	616

643

Interest rates on long-term borrowings are as follows:

	€ in millions	average interest rates in %

Issued by French companies:
— 8½% debentures	401	2.67%
— bank borrowings	110	3.92%
— capital leases	3	8.26%

Issued by foreign Group companies:
— bank borrowings	106	2.86%
— capital leases	23	3.99%

	643

These borrowings are collateralized as follows:

As of December 10, 2002

(€ in millions)
Assets mortgaged or pledged as collateral	6
Guarantees given to banks	17

23

Back to Contents

LEGRAND SA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15)	Long-term liabilities

Long-term liabilities are as follows:

As of December 10, 2002

(€ in millions)
Retirement indemnities in France	18
Other retirement indemnities and benefits	23
End of contract indemnities (Italy)	44
Employees profit sharing (long-term portion)	30
Other long-term liabilities	54

169

a)	Global obligation

The global obligation of the Group’s pension and post-retirement plans consisting primarily of the plans in France, Italy, the United States of America and the United Kingdom is as follows:

As of December 10, 2002

(€ in millions)
Projected benefit obligation at the beginning of the period	234
New consolidated entities	0
Foreign currency exchange rates	(19)
Rights newly acquired	13
Rights cancelled	1
Rights used	(12)
Interest costs	0

Projected benefit obligation at the end of the period	217

The evolution of the total net assets of the funds is shown below.

As of December 10, 2002

(€ in millions)
Fair value at the beginning of the period	132
New consolidated entities	0
Foreign currency exchange rates	(15)
Increase	0
— interest revenues	1
— employer contribution	0
Decrease	0
Return on asset	(6)

Fair value at the end of period	112

Back to Contents

LEGRAND SA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The net impact on the consolidated income is summarized as follows:

As of December 10, 2002

(€ in millions)
Service costs — rights newly acquired	(13)
Service costs — cancellation of previous rights	(1)
Payments of rights (net of cancellation of prior reserves)	0
Interest costs	0
Net revenue on funds	1

(13)

As of December 10, 2002

(€ in millions)
Funded status of plan at end of the year	105
Unrecognized net acturial loss	(21)

Net pension plan (asset) liability	84

As of December 10, 2002

(€ in millions)
Amounts recorded on the Balance Sheet
Net pension plan liability	84
Net pension plan asset	0

Net pension plan (asset) liability	84

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

The computation of these future obligations was based on turnover, mortality, and assumptions of increase of salaries and discount rates. In France, the calculation was based on an assumption of an increase of salaries of 3% and a discount rate of 5%.

In December 1998, the obligation in respect with French retirement indemnities has been partially funded with insurance company. This company, to the extent of the funded percentage, will ensure the payment of the related indemnities to the employees at the date of their retirement. The fund will be increased at the end of each month with the net results of the fund, and, as far as it will be necessary, by additional payments of the Group’s companies; it will be reduced by the payments to employees.

Accordingly, the provision recorded in the consolidated balance sheet corresponds to the portion of the global obligation remaining payable by Legrand SA; this amount is equal to the difference between the global obligation recalculated at each closing, based on assumptions described above, and the net residual value of the fund at this same date.

Back to Contents

LEGRAND SA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Legrand SA entered into a complementary agreement for the pension of the Executive Committee’s French members. The net liability, which amounts to €11.9 million as of December 10, 2002, is being amortized over the service life of the employees.

The Group also has various pension arrangements in foreign subsidiaries (except for Wiremold and Legrand UK, see note 15(c), none of which is individually material. Provisions accrued under such obligations amounted to €8 million as of December 10, 2002.

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

The related expenses amounted to €7 million for the period from January 1, 2002 to December 10, 2002.

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

16)	Short-term borrowings

As of December 10, 2002

(€ in millions)
Current portion of long-term bank borrowings	164
Current portion of capital leases	8
Commercial paper	536
Bank overdrafts	73
Other short-term borrowings	167

948

Back to Contents

LEGRAND SA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The company regularly issues commercial paper at interest rates based on EONIA. The average interest rate amounted to 3.4% for the period from January 1, 2002 to December 10, 2002. The borrowings were generally for a period of one month.

17)	Other current liabilities

As of December 10, 2002

(€ in millions)
Tax liabilities	118
Accrued salaries and payroll taxes	148
Short-term portion of employee profit sharing	7
Payables related to fixed asset acquisitions	8
Amounts due for services	76
Customer advance payments	5
Others	101

463

18)	Analysis of certain expenses

a)	Operating expenses include, in particular, the following categories of costs:

Period from January 1, 2002 to December 10, 2002

(€ in millions)
Consumption of raw-materials and parts	(785)
Salaries and related payroll taxes	(809)
Employees profit sharing	(23)

Total cost of personnel	(832)

The headcount of the consolidated companies, registered as of December 10, 2002, amounts to 26,898.

b)	Other revenues (expenses) include:

Period from January 1, 2002 to December 10, 2002

(€ in millions)
Cash discounts granted to customers	(35)
Exchange and translation gains (losses)	(3)
Others	(27)

(65)

The caption “Others” relates principally to restructuring charges. For the period from January 1, 2002 through December 10, 2002, the Group recognized a restructuring charge of €24 million. This charge related to expenses to be incurred in connection with several restructuring plans implemented principally in France and in the United States. In France, the Group initiated a voluntary early retirement plan, which is expected to affect approximately 670 employees of the Group’s French entities. As of December 10, 2002, the Group recognized a provision amounting to approximately €5 million related to approximately 180 employees who had formally accepted the offer of early retirement as of that date. In addition to the voluntary retirement plan in France, the Group recognized provisions related to the closure of certain production and logistics facilities in the United States, which were either transferred to lower cost geographies or consolidated with

Back to Contents

LEGRAND SA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

existing facilities in the same geography. The total provision recognized in the United States for these activities amounted to approximately €16 million.

c)	Expenses related to the takeover bid for shares

For the period from January 1, 2002 to December 10, 2002, Legrand SA accounted for costs related to the takeover bid for shares (see note 27). The gross value amounts to €3.3 million (€2.1 million after tax). These costs, mainly fees and bank costs, are non-recurring expenses and are therefore included in nonoperating expenses.

19)	Interest income (expense)

Period from January 1, 2002 to December 10, 2002

(€ in millions)
Interest income	57
Interest expense	(85)

(28)
Interest on subordinated securities (note 13)	(22)

(50)

Less capitalized interest (note 1(g))	0
(50)

20)	Income taxes (current and deferred)

Income before taxes, minority interests and equity in earnings of investees is as follows:

Period from January 1, 2002 to December 10, 2002

(€ in millions)
France	61
Outside France	173

234

Income tax expense consists of the following:

Period from January 1, 2002 to December 10, 2002

(€ in millions)
Current income taxes:
France	13
Outside France	(60)

(47)

Deferred income taxes:
France	(7)
Outside France	(1)

(8)

Total income taxes:
France	6
Outside France	(61)

(55)

Back to Contents

LEGRAND SA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The reconciliation of total income tax expense during the period to the normal income tax rate applicable in France is analyzed below:

Period from January 1, 2002 to December 10, 2002

(in percentage)
Normal French income tax rate	35.43%
Increases (reductions):
— effect of foreign income tax rates	1.46%
— non taxable items	3.26%
— income taxable at specific rates	(4.64)%
— others	(4.67)%

30.84%

Impact on deferred taxes:
— effect of tax rate modifications on opening balance	(0.98)%
— valuation allowances on deferred tax assets	0.08%

Effective income tax rate	29.94%

In 2002, the line “others” mainly represents the impact of intercompany assets depreciation.

Deferred income taxes recorded in the balance sheets result from temporary differences in the recognition of revenues and expenses or tax and financial statement purposes and is analyzed as follows:

As of December 10, 2002

(€ in millions)
Deferred taxes recorded by French companies	(14)
Deferred taxes recorded by foreign companies	117

103

Origin of deferred taxes:
— depreciation of fixed assets	(88)
— tax losses to be carried forward	80
— employee profit sharing	6
— retirement indemnities and benefits	14
— subordinated securities	39
— allowances for inventory and bad debt	16
— other	36

103

As of December 10, 2002, the Group had net operating loss carryforwards of €229 million for which a deferred tax asset was recognized (associated deferred tax asset of €80 million) and which are scheduled to expire as follows — 2003: €2 million; 2004: zero; 2005: €4 million; 2006: zero; 2007: zero; thereafter: €74 million.

Deferred tax assets amounting to €50 million whose realization is not more likely than not were not recognized as of December 10, 2002. These unrecognized deferred tax assets relate to net operating loss carryforwards amounting to €143 million for which a deferred tax asset was not recognized as of December 31, 2002 and are scheduled to expire in various amounts from 2007 through 2022.

Back to Contents

LEGRAND SA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As disclosed in note 1 (i), the Group does not recognize the deferred tax consequences of undistributed earnings of foreign subsidiaries that are considered to be permanently re-invested. It is not practicable to estimate to the amount of the deferred tax liability associated with these undistributed earnings as of December 31, 2002.

21)	Contingencies and commitments

The Group is involved in a number of legal proceedings and litigation arising in the normal course of business. In the opinion of management, all such matters have been adequately provided for or are without merit, and are of such kind that if disposed of unfavorably, would not have a material adverse effect on the Group’s consolidated financial position or results of operations.

The company and its subsidiaries use certain facilities under lease agreements and lease certain equipment. Minimum future rental commitments under noncancellable leases are detailed below:

As of December 10, 2002

(€ in millions)
Payable in 2003	13
Payable in 2004	14
Payable in 2005	9
Payable in 2006	8
Payable in 2007	8
Subsequent years	7

59

22)	Financial instruments

The Group does not hold or issue financial instruments for trading purposes.

a)	Interest rate swaps

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

Interest rate swap hedging the 8½% debentures (note 14)

The purpose of this swap is to convert the fixed remuneration paid to the holders of the debentures into a variable remuneration indexed to LIBOR until the maturity of the issue. The fair value of this swap is exactly symmetrical to the fair value of the debentures.

Back to Contents

LEGRAND SA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Interest rate swap hedging specific bank borrowings (note 14)

The purpose of these swaps is to convert the fixed remuneration paid to the bank into a variable remuneration until the maturity of the borrowings. The fair value of these swaps is exactly symmetrical to the fair value of the borrowings.

As of December 10, 2002

(€ in millions)
Interest rate swaps hedging subordinated securities
notional amount	639
fair value	(162)
Interest rate swap hedging the 8½% debentures
notional amount	401
fair value	139

b)	Foreign exchange contracts

The Group entered into forward exchange contracts to hedge certain foreign currency transactions and investments for periods consistent with the terms of the underlying transactions.

The fair value of these exchange contracts is estimated by obtaining quotes for contracts with similar terms. As of December 10, 2002 the accounted for fair value of these contracts amounted to a value under €1 million.

c)	Forward price contracts on raw material

The Group also enters into forward raw material contracts covering all or part of its future purchases and for periods of time not in excess of twelve months. As of December 10, 2002 there were no contracts in effect.

d)	Other financial instruments

The excess of fair value over carrying value of the marketable securities is disclosed in note 9 to the financial statements. For all other financial instruments the fair value approximates the carrying value.

e)	Concentration of credit risk

The Group’s interest rate swap agreements and exchange contracts are with major financial institutions which are expected to perform under the terms of the agreements thereby mitigating the credit risk from the transactions. In order to reduce exposure to counterpart risk, mark-to-market and/or collateral agreements are provided in connection with long-term swap agreements. In managing the credit risk on the market value of the interest rate swap associated with the 8½% debentures (Yankee bonds), Legrand SA had pledged as collateral, in 1995 and for a period of 10 years, a portion of its marketable securities in favor of the relevant institution. This pledge, for an amount of US dollars 162 million, may be cancelled unilaterally by Legrand at any time and replaced by a mark-to-market agreement.

As indicated in note 8, a substantial portion of the company’s sales is with two major distributors. Other sales are also essentially with distributors of electrical products but are diversified due to the large number of customers and their geographical dispersion. The company mitigates its credit risk by establishing and

Back to Contents

LEGRAND SA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

performing periodic evaluations of individual credit limits for each customer, and constantly monitoring collection of its outstanding receivables.

Other financial instruments, which potentially subject the Group to concentration of credit risk, are principally cash and cash equivalents and short-term investments. These instruments are maintained with high credit quality financial institutions and the Group closely monitors the amount of credit exposure with any one financial institution.

23)	Appropriation of earnings

No dividend distribution was decided at general meetings of shareholders in prior years resulted in 2002.

24)	Information relating to the officers of the company

Period from January 1, 2002 to December 10, 2002

(€ in millions)
Advances and loans	—
Remuneration paid to the officers of Legrand SA (*)	1
— including director’s fees (**)	—

(*)	Remuneration paid to the executive officers and the members of the board of directors who hold operating responsibilities within the company.
(**)	For each period, an amount has been paid as directors fees, each director receiving annually €2,200.

25)	Information relating to the consolidated company

The Group is consolidated by FIMEP, société anonyme headquartered at 89, rue Taitbout, 75009 PARIS.

26)	Information by geographic segments

The activity of the Group is exclusively devoted to the manufacturing and marketing of products and systems for electrical installations and information networks. The following figures comply with the level of analysis used to manage the Group.

	Geographic segments

	Europe

	France	Italy	Others	United States of America	Other countries	Items globally analyzed	Total

	(€ in millions)
Period from January 1, 2002 to December 31, 2002
Total sales	1,420	658	566	631	334		3,609
Less intra-Group transfers	(571)	(125)	(103)	(23)	(39)		(861)

Net consolidated sales	849	533	463	608	295		2,748

Operating income	140	104	14	20	64		342

— of which depreciation of fixed assets	(63)	(28)	(25)	(32)	(12)		(160)
— of which amortization of intangibles	(8)	(9)	(21)	(30)	(3)		(71)
Other revenues (expenses)						(58)	(58)
Interest income						57	57
Interest expense						(107)	(107)
Income taxes						(54)	(54)
Minority interest and equity investees						1	1
Capital expenditures	62	27	18	14	17		138

Total identifiable assets	1,271	765	867	1,222	417		4,542

Back to Contents

LEGRAND SA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Sales by French companies, excluding sales to Group companies located in France, include the following export sales:

Period from January 1, 2002 to December 10, 2002

(€ in millions)
Total sales	1,060
of which sales exported to:
— Europe	231
— other countries	96

327

27)	Significant events of the year

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

On December 11, 2002 the consortium initiated a procedure to carry out a mandatory takeover offer (“garantie de cours”), followed, if necessary by a public buy-out offer (“offre publique de retrait”) followed by the squeeze out procedure (“retrait obligatoire”) to acquire the remaining outstanding share capital of Legrand SA held by the public.

Back to Contents

LEGRAND SA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28)	Reconciliation of French GAAP to US GAAP

The tables below show the US GAAP reconciliations of net equity and net income as well as the earnings per share prepared in accordance US GAAP.

Summary Reconciliation of Net Income

Period from January 1, 2002 to December 10, 2002

(€ in millions)
Net income compliant with French GAAP	180
TSDI and FAS 133
EITF 93-16	(10)
Sale of Schneider Electric shares	3
FAS 142	35

Net income compliant with US GAAP	208

Summary Reconciliation of Net Equity

Period from January 1, 2002 to December 10, 2002

(€ in millions)
Net equity compliant with French GAAP	1,805
TSDI and FAS 133	6
EITF 93-16	(16)
FAS 142	35

Net equity compliant with US GAAP	1,830

Earning Per Share

Period from January 1, 2002 to December 10, 2002

Earnings per ordinary share (notes 1 (d) and 10 (b))
Primary earnings per share:
Average number of shares outstanding	21,435,653
Earnings per share	€6.46
Fully diluted earnings per share:
Average number of shares used for the calculation	21,438,723
Earnings per share	€6.46

Period from January 1, 2002 to December 10, 2002

Earnings per preferred, non voting share (notes 1 (d) and 10 (b))
Primary earnings per share:
Average number of shares outstanding	6,717,620
Earnings per share	€10.34
Fully diluted earnings per share:
Average number of shares used for the calculation	6,719,620
Earnings per share	€10.34

Back to Contents

LEGRAND SA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Comprehensive Income

	Items having modified the net equity
	with impact on net income	without impact on net income	Comprehensive income

	(€ in millions)
For the period from January 1, 2002 to December 10, 2002	208	(155)	53

a)	Presentation of the statement of income

To comply with US GAAP, the expenses related to the public takeover bid by Schneider for shares of Legrand SA (€4 million for the period from January 1, 2002 through December 10, 2002) have to be reclassified as part of the operating income (see also note 18 (c)). Other expenses such as restructuring ones (€24 million for the period from January 1, 2002 through December 10, 2002), which are classified as non-operating expenses under French GAAP are required to be included in the operating income under US GAAP.

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

Back to Contents

LEGRAND SA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Under French GAAP, the SPVs are not required to be consolidated. Under US GAAP, the SPVs are required to be consolidated based on the guidance and SEC views provided in EITF Topic D-14. The application of US GAAP to the subordinated perpetual notes (the TSDIs) and related loans has the following impacts:

•
Recognition of the debts due by the special purpose entities (€147 million as of December 10, 2002) in place of the existing subordinated perpetual notes (the TSDIs) debt recognized in the French accounts (€202 million as of December 10, 2002);

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

•	Recognition of certain derivative financial instruments at fair value in the Group’s balance sheet with changes in fair value being recognized in the statement of income.

Considering the effects outlined above and other effects relating to the TSDIs, the principal impact of this difference on the income statement is to adjust interest income by €4 million for the period ended December 10, 2002, and to decrease the net result by zero, for the period ended December 10, 2002. The principal impact of this difference on the balance sheet is to increase non-current assets by €591 million as of December 10, 2002, and to adjust long-term borrowings by €493 million as of December 10, 2002.

f)	Cash discounts

Certain amounts related to cash discounts presented as other non-operating revenues and expenses in the consolidated states of income under French GAAP do not qualify as non-operating items under US GAAP and would be reclassified as a reduction of net sales or cost of goods sold, as appropriate. For the period from January 1, 2002 through December 10, 2002, cash discounts to customers amounting to €35 million would be reclassified as a reduction of net sales. For the period from January 1, 2002 through December 10, 2002, cash discounts from suppliers amounting to €2 million would be reclassified as a reduction of cost of goods sold.

g)	IRAP

IRAP is a tax paid in Italy and is required to be classified as part of the income tax in US GAAP. Under French GAAP, the IRAP tax is reflected as “Other operating expenses.” For the period from January 1, 2002 through December 10, 2002, the reclassification amounts to €5 million.

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

Back to Contents

LEGRAND SA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The impairment tests have to be applied at the reporting entity level on an annual basis and for the first time on January 1, 2002.

As of January 1, 2002 and as of December 31, 2002, Legrand SA applied these statements for every significant goodwill and used the following assumptions and parameters:

•	A weighted average cost of capital of 7.40% as of January 1, 2002 and 8.50% as of December 31, 2002

•	An increase rate for the cash of 2.00%

•	A year 2001 considered as a temporary decline of the economy. A recovery is assumed to occur after the end of 2002.

Pursuant to this new statement, the Group reversed the amortization expense on goodwill recognized under French GAAP (€41 million). In addition, the Group wrote off the goodwill related to its United Kingdom operations (€12 million).

i)	Earnings per share

Under French GAAP, earnings per share attributable to each common and preferred share outstanding is computed assuming that each common and preferred share outstanding has an equal interest in the earnings of the Group. Under US GAAP, the Group’s preferred, non-voting shares are considered “participating securities.” Accordingly, the Group is required to compute earnings per share using the “two-class method” prescribed by SFAS No. 128, Earnings per Share, whereby the earnings of the Group, whether distributed or undistributed, are allocated between the separate classes of shares assuming that all earnings are distributed.

Additional information regarding the computation of basic and diluted earnings per share under US GAAP is provided below:

Period From January 1, 2002 through December 10, 2002

(€ in millions, except share and per-share amounts)
Net income available to common shareholders:
Net income, as reported	208
Less: net income allocated to preferred, non-voting shares (1)	(69)
Basic earnings per share	139
Less: additional net income allocable to preferred, non-voting shares upon exercise of options	—
Diluted earnings per share	139
Weighted average common shares outstanding:
Basic earnings per common share	21,435,653
Additional common shares issuable upon exercise of stock options (2)	3,070
Diluted earnings per common share	21,438,723
Earnings per common share:
Basic	€6.46
Diluted	€6.46

(1)	Represents a per-share amount equal to 1.6 of the per-share amount allocated to common shares.
(2)	As computed using treasury stock method prescribed by SFAS No. 128.

Back to Contents

LEGRAND SA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

j)	Statement of cash flows

A caption entitled “Working capital provided from operations” is presented in the statement of cash flows prepared in accordance with French GAAP. Under US GAAP, this caption, which is an intermediate subtotal within cash flows from operations, would not be presented.

Intangible assets, as determined under US GAAP, consists of the following:

As of December 10, 2002

(€ in millions)
Goodwill, net	(1,052)
Intangible assets subject to amortization:
Trademarks	78
Patents and licenses	24
Software	19

Subtotal	121

Total — intangible assets	1,173

The changes in the carrying amount of goodwill, by reportable segment, for the period from January 1, 2002 through December 10, 2002 are as follows:

	France	Italy	Other Europe	North America	Other	Total

	(€ in millions)
Balance, December 31, 2001	45	111	124	789	80	1,149
Acquisitions	2	—	—	21	—	23
Amortization expense	—	—	—	—	—	—
Foreign exchange	—	—	(2)	(96)	(22)	(120)
Balance, December 10, 2002	47	111	122	714	58	1,052

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

Back to Contents

LEGRAND SA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

US GAAP, such deferred tax assets would have been recognized and reduced by a valuation allowance for the same amount. This difference does not impact the measurement of deferred taxes but does have an impact on the disclosure of deferred tax assets.

l)	New Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS 143”). SFAS 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including (1) the timing of the liability recognition, (2) initial measurement of the liability, (3) allocation of asset retirement cost to expense, (4) subsequent measurement of the liability and (5) financial statement disclosures. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the life of the associated fixed asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with early application encouraged.

The Group adopted SFAS 143 on January 1, 2003 and does not anticipate that the adoption of SFAS 143 will have a material impact on the Group’s consolidated results of operations, financial position or cash flows.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). SFAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. While it supersedes portions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, it retains the discontinued operations presentation, yet it broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. SFAS 144 also establishes criteria for determining when an asset should be treated as held for sale.

SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged.

The adoption of SFAS 144 on January 1, 2002 did not have a material impact on the Group’s consolidated results of operations, financial position or cash flows.

In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No.13 and Technical Corrections. The principal change is that certain gains or losses from extinguishment of debt which are classified as extraordinary items by SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt (“SFAS 4”) will no longer be classified as such. The provisions of SFAS 145 are effective for fiscal years beginning after May 15, 2002 although early application of the Statement related to the rescission of SFAS 4 is encouraged. The Group adopted SFAS 145 on January 1, 2003 and anticipate that the adoption of SFAS 145 will not have a material impact on the Group’s consolidated results of operations, financial position or cash flows.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Disposal or Exit Activities (“SFAS 146”). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, Liability

Back to Contents

LEGRAND SA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) (“EITF 94-3”). This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity’s commitment to an exit plan. This statement provides that an entity’s commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Therefore, SFAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3 until a liability has been incurred and establishes that fair value is the basis for initial measurement of the liability. However, this standard does not apply to costs associated with exit activities involving entities acquired in business combinations or disposal activities covered by SFAS 144. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. Management has not yet assessed the impact of the adoption of SFAS 146 on the Group’s consolidated financial position, results of operations or cash flows.

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

In November 2002, the FASB issued Interpretation (“FIN”) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The Interpretation expands on the accounting guidance of SFAS 5, Accounting for Contingencies, SFAS 57 Related Party Disclosures, and SFAS 107, Disclosures about Fair Value of Financial Instruments, and incorporates without change the provisions of FIN No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others, with an interpretation of SFAS 5, which is being superseded. FIN No. 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees, such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize a liability at fair value, for the obligations assumed under that guarantee and must disclose, on a prospective basis, guarantees issued or modified after December 31, 2002. The disclosure requirements in this interpretation are effective for financial statements for periods ending after December 15, 2002. Management has not yet determined the impact of the adoption of FIN 45 on the Group’s consolidated financial condition, results of operations or cash flows.

In January 2003, the FASB issued FASB Interpretation (“FIN”) No. 46, Consolidation of Variable Interest Entities, which is an interpretation of Accounting Research Bulletin (“ARB”) No. 51 Consolidation of Financial Statements. FIN No. 46 provides additional guidance regarding how to identify variable interest entities and how an enterprise assesses its interest in the variable interest entity to determine whether an entity is required to be consolidated. The interpretation establishes that an enterprise consolidate a variable interest entity if the enterprise is the primary beneficiary of the variable interest entity. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity. This interpretation applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. For interests in variable interest entities existing as of January 31, 2003, the guidance of FIN No. 46 will apply in the first fiscal year or interim period beginning after June 15, 2003.

The adoption of FIN No. 46 is not expected to have a significant impact on the Group’s consolidated results of operations, financial position, or cash flows.